Exhibit 99.1

Lufax Holding Ltd Supplemental and Updated Disclosures

Lufax Holding Ltd (the “Company”) has published a listing document (the “Listing Document”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), subsequent to its initial application filed with the Hong Kong Stock Exchange on February 1, 2023, in connection with a proposed dual primary listing by way of introduction (the “Listing”) of its ordinary shares on the Main Board of the Hong Kong Stock Exchange.

The Listing Document contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”). Exhibit 99.1 to this current report on Form 6-K sets forth such new, supplemental and updated information and disclosures as described therein. The disclosures therein supplement, and should be read in conjunction with, the disclosures in the 2022 Form 20-F and other disclosures furnished on this Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Document.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our operations and business prospects; our business and operating strategies and our ability to implement such strategies; our ability to develop and manage our operations and business; our future general and administrative expenses; competition for, among other things, capital, technology and skilled personnel; our ability to control costs; our dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and other factors described under “Item 3. Key Information—D. Risk Factors” of our 2022 Form 20-F and “Risk Factors” in this exhibit.

The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with documents we filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

TABLE OF CONTENTS

RECENT DEVELOPMENTS	4

RISK FACTORS	8

INDUSTRY OVERVIEW	25

REGULATORY OVERVIEW	38

HISTORY AND CORPORATE STRUCTURE	42

BUSINESS	56

CONTRACTUAL ARRANGEMENTS	116

FINANCIAL INFORMATION	135

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS	159

CONNECTED TRANSACTIONS	169

SUBSTANTIAL SHAREHOLDERS	197

DIRECTORS AND SENIOR MANAGEMENT	199

GLOSSARY OF TECHNICAL TERMS	209

SHARE INCENTIVE PLAN	210

RECENT DEVELOPMENTS

The following section sets forth certain recent developments that have been updated and/or supplemented in the Listing Document.

RECENT REGULATORY DEVELOPMENTS

New Financial Regulatory Body Consolidating Oversight in China

On March 10, 2023, the National People’s Congress of China approved a plan to reform the institutions under the State Council, including a formation of a new national financial regulatory administration (國家金融監督管理總局), directly under the State Council to oversee the whole financial industry (except securities). The new national financial regulatory administration will be built on the basis of the CBIRC. Certain functions of the People’s Bank of China and the CSRC will be transferred to the new National Financial Regulatory Administration. In addition, local financial regulatory mechanisms will be reformed.

Considering (i) the above reform plan is mainly a reorganization and an integration of the institutions under the State Council; (ii) up to the Latest Practicable Date, we have not seen any material changes to the relevant laws and regulations applicable to the Group; (iii) the Group may continue to operate business in accordance with the current effective laws and regulations applicable to the Group, the Company believes that the aforementioned reform plan has no material impact on the business operation of the Group as a whole as well as the listing plan.

Substantial Completion of Rectification Work for Online Financial Platforms

On April 29, 2021, the People’s Bank of China, together with the CBIRC, the CSRC and other regulatory authorities, jointly conducted a regulatory interview with 13 companies, including ours, as part of special work on self-investigation and rectification of online financial platforms. We have carried out self- investigation and rectification work in various aspects, including prudential supervision, financial consumer protection, integrated operation of financial business, personal credit business, capital market business, and third-party internet deposits (the “429 Rectification”). As of the Latest Practicable Date, we have substantially completed most of the rectification measures based on our self-examination results according to the guidance provided by the relevant authorities.

Furthermore, Guo Shuqing, the Party Chief of the People’s Bank of China and chairman of the CBIRC, stated in an interview on January 7, 2023, that the special rectification of the financial operations of the 14 platform enterprises has been substantially completed. In addition, at the press conference held on January 13, 2023, the official of the People’s Bank of China also said that under the guidance of the financial regulatory authorities, the rectification conducted by 14 large platform enterprises has been substantially completed. According to the guidance provided by the regulatory authorities, the regulatory authorities will perform normalized supervision in general going forward.

As advised by our PRC Legal Adviser, our exposure to the risk of material administrative penalties relevant to the 429 Rectification is remote. Further, we believe that the 429 Rectification does not and will not have any material adverse impact on our business operation. Having taken into account the aforementioned views of our Directors and our PRC Legal Adviser, which are concurred by the PRC legal adviser of the Joint Sponsors, and based on the independent due diligence work conducted by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors, that would cause them to question the aforementioned views of our Directors and our PRC Legal Adviser. For more information, see “Business” and “Risk Factors.”

Interest Rate

Our income, including retail credit and enablement service fees and other fees, to the extent they are deemed to be or related to loan interest, are subject to restrictions on interest rates. For details, please see “Regulatory Overview—Regulations Relating to Retail Credit Enablement—Regulations on loans.”

During the track record period, we have not enabled any loan with an APR higher than 36% limit which is illegal; while we historically enabled loans with an APR higher than 24% but below 36%, which is not illegal, and, for such loans, our request to demand the portion of the fees that exceeds the 24% limit may not be upheld by the PRC courts at that time. After September 4, 2020, we have not enabled any new loans with an APR higher than 24% for loan applications. As of December 31, 2022, the total outstanding balance of enabled loans with an APR higher than 24% but below 36% amounted to RMB8 billion representing 1% of our total outstanding balance of enabled loans. As advised by our PRC Legal Adviser, we will not be penalized or sanctioned for our historical loans with an APR higher than 24% but below 36% since the APR higher than 24% but below 36% is not illegal under the PRC laws.

During the Track Record Period and up to the Latest Practicable Date, as advised by the PRC Legal Adviser, our Directors are of the view that we have been adjusting the APR of loans that we enabled in compliance with latest applicable laws and rules. Having taken into account the aforementioned views of our Directors and our PRC Legal Adviser, which are concurred by the PRC legal adviser of the Joint Sponsors, and based on the independent due diligence work conducted by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors, that would cause them to question the aforementioned views of our Directors and our PRC Legal Adviser.

However, there remain uncertainties in the interpretation and implementation of the abovementioned provisions of the Supreme People’s Court and the two amendments, including their applicability in practice and inconsistencies between the standard and the level of enforcement by different PRC courts. We may lower the APR or even be required to change our charging strategies from time to time as a result of changes in regulation or our business strategy.

Regulations on Local Financial Supervision and Administration

Pursuant to the currently effective Regulations on Financing Guarantee Companies (《融資擔保公司監督管理條例》), the financing guarantee license has no geographic limitation and companies granted with such license can practice relevant business nationwide, and a financing guarantee company may establish a branch to conduct financing guarantee business outside the province where it is domiciled with a prior approval from the regulatory department where the branch is located. We are currently licensed to conduct our current business across the provinces which is in accordance with above regulations. We have set up financing guarantee branches in multiple provinces mainly for purposes of conducting local business operation conveniently. As of December 31, 2022, we conducted retail credit and enablement business through our financing guarantee subsidiary and our 46 branches, covering 29 provinces. All of the branches have been licensed by the respective local financial authorities. We have set up financing guarantee branches covering all the provinces where we are conducting business except Yunnan province.

On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), which requires that, among others, (i) six types of financial organizations, including financing guarantee companies, are deemed as local financial organizations, and the incorporation of local financial organizations should be approved by the competent provincial regulatory authorities before they apply for the business licenses, (ii) local financial organizations are required to operate their business within the area approved by the competent provincial regulatory authorities and are not allowed to conduct business across provinces in principle, and (iii) the rules for cross-province business carried out by local financial organizations should be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provinces to maintain compliance. In response to requirement of the draft measures that local financial organizations are not allowed to conduct business across provinces in principle, we have expedited the establishment of financing guarantee branches in three regions, namely, Tianjin province, Ningxia province and Yunnan province, where no branches had been set up at that time. As of the Latest Practicable Date, we had completed the establishment of our branches in Tianjin province and Ningxia province and was in the process of establishing one in Yunnan province.

As of the Latest Practicable Date, the draft measures had not been formally released and taken effect. If the draft measures were promulgated in their current form, including the requirement of “being not allowed to conduct business across provinces,” our PRC Legal Adviser has advised us that there is no material obstacle for us to comply with the draft measures.

Cybersecurity and Data Privacy

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), which took effect in September 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC (《中華人民共和國個人信息保護法》), effective on November 1, 2021. On December 28, 2021, Cyberspace Administration of China, or the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (《網絡安全審查辦法 》), or the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, a network platform operator is required to make a filing for a cybersecurity review by the Cybersecurity Review Office prior to its listing in a foreign country if it possesses personal information of more than one million users. As of the Latest Practicable Date, we possess personal information of over one million users. On February 10, 2023, we consulted the China Cybersecurity Review Technology and Certification Center (the “CCRC”), which was entrusted by the CAC to set up cybersecurity review consultation hotlines, on a named basis. The CCRC has advised us that (i) the term of “listing in a foreign country” under the Cybersecurity Review Measures does not apply to listings in Hong Kong, therefore we do not need to proactively apply for a cybersecurity review for listing in Hong Kong, and (ii) we do not need to apply for a cybersecurity review according to the Regulations on Cyber Data Security Management (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》) since it has not become effective. Our PRC Legal Adviser is of the view, based on consultation with the CCRC, that the term of “listing in a foreign country” under the Cybersecurity Review Measures does not apply to listings in Hong Kong for purposes of the obligation to proactively apply for a cybersecurity review with the CAC. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. For more information, please see “Regulatory Overview—Regulations Relating to Information Security and Privacy Protection.”

In addition, the Cybersecurity Review Measures also stipulates that the critical information infrastructure operators and the network platform operators which engage in data processing activities that affect or may affect national security shall also be subject to the cybersecurity review. On November 14, 2021, the CAC published Regulations on Cyber Data Security Management (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), or the Draft Regulations on Cyber Data Security Management, which specified that data processor who seeks to go public in Hong Kong, which affects or may affect national security, shall apply for cybersecurity review. However, further explanation or interpretation for “affect or may affect national security” remains to be clarified and elaborated by the CAC. If (i) our data processing activities are deemed to affect or may affect national security under the Cybersecurity Review Measures, or (ii) the Draft Regulations on Cyber Data Security Management is fully implemented in its current version, and our operation is deemed to affect or may affect national security, we may be subject to cybersecurity review. In addition, the competent PRC regulatory authorities may proactively conduct a cybersecurity review on us. As of the date of this listing document, we are not required to apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management. For more details, please see “Regulatory Overview—Regulations Relating to Information Security and Privacy Protection.”

As of the Latest Practicable Date, we have not received any notification from CAC or other regulatory authorities conducting cybersecurity review on us or determining our business as activities that affects or may affect national security. Based on the aforementioned, subject to the interpretation and discretion of the relevant regulatory authorities, after consulting with our PRC Legal Adviser, we are of the view that (i) considering factors for assessment of the national security risks, the possibilities that our business operations or this Listing are regarded as activities that may affect the national security and therefore we are required to proactively apply for the cybersecurity review in accordance with the Cybersecurity Review Measures are low; and (ii) we are not aware of any material legal impediment for us to take measures for compliance with the Draft Regulations on Cyber Data Security Management if become effective in its current form and the Cybersecurity Review Measures. For more details, please see “Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of cybersecurity, data security and personal information protection laws and regulations. As advised by our PRC Legal Adviser, our Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. Furthermore, our Directors believe that the existing and applicable laws and regulations in cybersecurity, data security and personal information protection will not have a material adverse impact on our business operations and our listing plan on the Stock Exchange. Having taken into account the aforementioned views of our Directors and our PRC Legal Adviser, which are concurred by the PRC legal adviser of the Joint Sponsors, and based on the independent due diligence work conducted by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors, that would cause them to question the aforementioned views of our Directors and our PRC Legal Adviser. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations and will continue to obtain guidance to understand the latest regulatory development and regulatory requirements.

Business Change in Response to Regulatory Requirement

Cessation of B2C and P2P product offerings

In response to regulatory changes affecting the entire industry, we stopped the facilitation of offering B2C products in the second half of 2017 and peer-to-peer products in August 2019. As of December 31, 2021, no peer-to-peer products enabled by our company remained outstanding, and none of the new loans we enabled during the Track Record Period were funded by peer-to-peer individual investors. For more details, please refer to “Risk Factors—Risks Relating to Our Business and Industry—We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our discontinued products and historical practices. If any of our discontinued products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Cessation of microloan business

On November 2, 2020, the CBIRC, the People’s Bank of China and other regulatory authorities released the Interim Measures for the Administration of Online Microloan Business (Draft for Comments) (《網絡小額貸款業務管理暫行辦法(徵求意見稿)》), which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microloan business. In response to this, we have stopped using our microloan subsidiaries to fund new loans from December 2020. Further, we canceled the microloan business license held by our Shenzhen and Hunan microloan subsidiaries in May 2022 and April 2022, respectively, and we completed the de-registration of our Hunan microloan subsidiary at local Administration of Market Regulation in December 2022. As of the Latest Practicable Date, the existing business of Shenzhen microloan subsidiary has been settled, and it is currently in the process of de-registration, which is estimated to be completed by the end of April 2023. We decided to de-register these two microloan subsidiaries due to the updates to our business model and our efforts to optimize our organizational structure and management efficiency. We have also applied for and obtained approval from the authorities regarding cancelation of the online loan business permit held by our remaining Chongqing microloan subsidiary in June 2022. As a result, we do not conduct any online microloan business as of the Latest Practicable Date.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2022 Form 20-F as well as additional risk factors relating to the Listing.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Small business owners are more vulnerable to economic fluctuations

Small business owners are generally more vulnerable to macroeconomic fluctuations or changes in the regulatory environment, as they may lack the financial, management or other resources necessary to withstand the adverse effects brought on by economic downturns. Small business owners may also have no or only a limited credit history or a lower borrowing capacity than large entities, and therefore may be more vulnerable to economic downturns. In addition, small business owners normally have negligible market shares and often need substantial additional capital to expand or compete and may experience substantial volatility in results of operations, any of which may impair a borrowers’ ability to service a loan. As our core small business owner segment, which makes up the majority of our new loans enabled during 2022, has been among the earliest and most significantly impacted by the deteriorating macro environment, we witnessed worsening delinquency rates as well as rising credit impairment losses, weighing on our profitability during 2022. However, small business owners will need time to recover from the economic downturns. Going forward, any adverse changes in the economic, occurrence and/or development of natural disaster or epidemics or pandemic, including the resurgence of COVID-19, may affect the repayment ability of small business owners, which in turn may adversely affect our business, financial condition and results of operations.

We may be unable to source third-party credit enhancement at commercially attractive prices, grow our balance sheet to support our financing guarantee business, or persuade our funding partners to accept guarantees from our financing guarantee subsidiary. Any of these outcomes could materially and adversely affect our business, financial condition and results of operations.

We make use of third-party credit enhancement providers in our retail credit and enablement business. Under our current business model, we share the credit risk with credit enhancement providers for most of the loans we enable. As of December 31, 2022, our credit enhancement providers provided insurance or guarantees on 76.1% of the outstanding balance of loans we enabled under our Puhui brand. Furthermore, one credit enhancement provider, Ping An P&C, provided insurance or guarantees for 70.6% of the outstanding balance, with other credit enhancement providers accounting for the remaining 5.5%. However, the ability and willingness of our credit enhancement providers to continue providing credit enhancement at a commercially attractive cost cannot be assured. Our credit enhancement providers price their services based on factors such as the creditworthiness of the customers, their cost of funds, the conditions in the overall credit market and their expectations for how these factors will evolve and change over time. When credit default rates go up, which has been the general trend in China over the Track Record Period, credit enhancement providers tend to increase the cost they charge to offset the additional expected losses. Going forward, we cannot predict the percentage of outstanding loans with credit risk exposure for our company, because when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive or our credit enhancement providers, including Ping An Group, encounter difficulties including but not limited to financial challenges, credit rating downgrades or others which prevent them from continuing to provide credit enhancement services, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward. We have ongoing discussions with our funding partners regarding the potential adjustments in our new commercial arrangement where we do not engage external credit enhancement partners and this has not affected our cooperation with funding partners. As of the Latest Practicable Date, we had initiated dialogues with approximately two thirds of our 81 funding partners, and 10 banks and 5 trust companies among our partners have already agreed to the new arrangement. However, we cannot assure you that all our funding partners may continue provide the same level of funding support to us as we decrease the utilization of external credit enhancement partners to rely on our own credit guarantee subsidiary to provide credit enhancement. If we are unable to source third-party credit enhancement at commercially attractive prices, grow our balance sheet to support our financing guarantee business, or persuade our funding partners to accept guarantees from our financing guarantee subsidiary, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to credit risk of our loans and financial assets measured at amortized cost.

The sustainability of our business and future growth depends largely on our ability to effectively manage the credit risk of our loans and financial assets measured at amortized cost. During the Track Record Period, the gross carrying amount of loans we originated to customers was RMB 120.8 billion, RMB217.7 billion and RMB218.5 billion as of December 31, 2020, 2021 and 2022, and our financial assets measured at amortized cost was RMB6.6 billion, RMB3.8 billion and RMB4.7 billion (US$678 million) as of the same dates. Any deterioration in our loan portfolio quality and increase in the delinquent loan ratio could materially adversely affect our results of operations. As of December 31, 2020, 2021 and 2022, our DPD 30+ delinquency rate was 2.0%, 2.2% and 4.6%, respectively, and our DPD 90+ delinquency rate was 1.2%, 1.2% and 2.6%, respectively.

We may not be able to effectively control the level of our overdue loans in the future. Our delinquent loan ratio may increase in the future due to a variety of factors, including factors beyond our control, such as a slowdown in economic growth, a deepening of a credit crisis or other adverse macroeconomic trends. Such factors may cause operational, financial and liquidity issues for our customers and affect their ability to make loan repayments in a timely manner. If we fail to effectively manage credit risk of our loan and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

Our results of operations, financial condition and prospects may be adversely affected by fair value changes of financial assets at fair value through profit or loss and valuation uncertainty due to the use of unobservable inputs.

As of December 31, 2020, 2021 and 2022, our financial assets at fair value through profit or loss were RMB34.4 billion, RMB31.0 billion and RMB29.1 billion (US$4.2 billion), respectively. Our Group applied the discounted cash flow models and other similar techniques to determine the fair value of the financial assets at fair value through profit or loss classified as level 3 of the fair value hierarchy for financial reporting purpose. Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies. The fair values of these financial instruments are based on cash flow discounted using the expected return according to management’s estimates. The estimation of these financial assets at fair value through profit or loss primarily uses unobservable inputs, such as the estimated future cash flows and the expected discount rate of the investment products.

Therefore, the valuation of fair value change of financial assets at fair value through profit or loss are subject to uncertainties in estimations. Such estimated changes in fair values involve the exercise of professional judgment and the use of certain bases, assumptions and unobservable inputs, which, by their nature, are subjective and uncertain. It may lead to changes in the fair value of financial assets at fair value through profit and loss, and changes in such fair value may affect our financial performance. In addition, the valuation methodologies may involve a significant degree of management judgment and are inherently uncertain, which may result in material adjustment to the carrying amounts of certain liabilities and in turn may materially and adversely affect our results of operations. As such, the financial assets at fair value through profit or loss valuation has been, and will continue to be, subject to uncertainties in estimations, which may not reflect the actual fair value of these financial assets and result in significant fluctuations in profit or loss from year to year.

We incurred and may continue to incur impairment losses on our intangible assets and goodwill.

Our intangible assets consist of trademarks and licenses, computer software and others, that were primarily acquired in business combination as part of our reorganization of the Group, recognized at fair value at the date of acquisition and are subsequently amortized on a straight line basis. We recorded intangible assets of RMB1.9 billion, RMB899.4 million and RMB885.1 million (US$127.3 million) as of December 31, 2020, 2021 and 2022, respectively. Goodwill arising from acquisitions represents the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of our previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. As of December 31, 2020, 2021 and 2022, we had goodwill of RMB9.0 billion, RMB8.9 billion and RMB8.9 billion (US$1.3 billion), respectively. Intangible assets and goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. RMB64.2 million, RMB1.0 billion and RMB602.6 million (US$86.6 million) were recognized as impairment in respect of the intangible assets as of December 31, 2020, 2021 and 2022, respectively. RMB70.6 million, RMB199.3 million and RMB76.9 million (US$11.1 million) were recognized as impairment loss in respect of the goodwill as of December 31, 2020, 2021 and 2022, respectively. The assessment of impairment losses involves a significant degree of management judgments as well as estimates in determining the key assumptions, and unpredictable adverse changes in the future may also result in decreases in the value of our intangible assets and goodwill. Therefore, we cannot assure you that these assumptions and estimates would not result in outcomes that require a material adjustment to the carrying amounts of these intangible assets and goodwill in the future, which may in turn result in impairment losses. Significant impairment losses on intangible assets and goodwill may have a material adverse effect on our financial condition and results of operations, and may in turn limit our ability to obtain financing in the future.

We may face risk regarding the recoverability of deferred tax assets.

As of December 31, 2020, 2021 and 2022, our deferred tax assets amounted to RMB3.4 billion, RMB4.9 billion and RMB5.0 billion (US$717.5 million), respectively. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. This requires significant judgment on the tax treatments of certain transactions and also assessment on the probability that adequate future taxable profits will be available for the deferred tax assets to be recovered. In this context, we cannot guarantee the recoverability or predict the movement of our deferred tax assets. In the case that the value of the deferred tax assets has changed, we may have to write-down the deferred tax assets, which may significantly affect our expenditure, profit and loss and financial condition in that respective year.

Failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data and personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning data protection.

In recent years, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data, particularly personal data obtained through individuals’ use of websites and online services. Relevant PRC laws and regulations require internet service providers and other network operators to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. The Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information. On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC (中華人民共和國全國人民代表大會常務委員會) published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress of the PRC (中華人民共和國全國人民代表大會常務委員會) issued the Personal Information Protection Law (《中華人民共和國個人信息保護法》), which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor.

On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), or the Draft Regulations on Cyber Data Security Management, which specifies that a data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. As of the Latest Practicable Date, the draft measures have not yet promulgated into law. Therefore, as advised by our PRC Legal Adviser, as of the Latest Practicable Date, we were not required to apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management. On December 28, 2021, the CAC and twelve other government authorities published a new version of the Cybersecurity Review Measures, which replaced the Cybersecurity Review Measures published in 2020 and became effective on February 15, 2022. In accordance with the Cybersecurity Review Measures, (i) critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities, which affects or may affect national security, and (ii) a network platform operator that processes the personal information of more than one million users and intends for “foreign listing,” must be subject to cybersecurity review. As advised by our PRC Legal Adviser, although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. Additionally, the Cybersecurity Review Measures also grant the CAC and other competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe any internet products, services or data processing activities affect or may affect national security. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks, including, among others, (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the risk of cyber information security due to the listing. The PRC government authorities may have wide discretion in the interpretation of “affect or may affect national security”. If any of our business are deemed to “affect or may affect national security”, we may be subject to cybersecurity review. The Cybersecurity Review Measures provide no further explanation or interpretation. According to mainstream opinions, “foreign listing” does not include “listing in Hong Kong”.

Furthermore, on December 13, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial) (《工業和信息化領域數據安全管理辦法( 試行)》), or the Data Security Measures, which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented. We have sorted and cataloged data we process and will take further measures as required.

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Outbound Data Transfer (《數據出境安全評估辦法》), or the Measures on Security Assessment of Outbound Data Transfer, effective September 1, 2022. These measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients, or the outbound data transfer. Where there are other provisions in laws and administrative regulations, such other provisions shall prevail. These Measures specify that an outbound data transfer by a data processor that falls under any of the following circumstances, the data processor shall apply to the CAC for the security assessment via the local provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the CAC. There is no outbound data transfer involved during our daily business operations.

On February 22, 2023, the Cyberspace Administration of China issued the Measures for Standard Contract for Outbound Data Transfer of Personal Information (《個人信息出境標準合同辦法》), which will come into effect on June 1, 2023. The measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the measures, in the cases where a personal information processor provides personal information abroad by concluding a standard contract, the contract should be concluded in strict compliance with the form Standard Contract, which is attached as an annex to the measures. The measures further provide that personal information processors may agree on other terms with overseas recipients, but they should not conflict with the Standard Contract. According to the measures, the personal information processor should within ten working days from the effective date of the standard contract, file with the local provincial network information department and submit the standard contract and personal information protection impact assessment report for record.

The relevant regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal information and data, privacy and information security, and may impose additional requirements from time to time. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. As a result, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our borrowers and institutional partners to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We collect, process and store significant amounts of personal information and data concerning our borrowers and investors, as well as personal information and data pertaining to our business partners and employees. Compliance with applicable personal data and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. We will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, as the regulatory authorities have wide discretion on the interpretation and implementation of the applicable laws and regulations, we cannot assure you that the regulatory authorities will form the similar opinions as ours. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal data that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal data.

Our shareholding structure is subject to further change, which could dilute the interests of existing shareholders or have a material adverse effect on our share price, our ability to raise funds and our funding costs.

On September 30, 2020, we issued Automatically Convertible Notes and Optionally Convertible Notes in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them. The Automatically Convertible Notes were converted into 7,566,665 ordinary shares upon the closing of our initial public offering in the United States in November 2020. Taking into account the dividend announced on March 13, 2023, the Optionally Convertible Notes can be converted into an aggregate of 44,495,717 ordinary shares up to the Latest Practicable Date. For further details of Automatically Convertible Notes and Optionally Convertible Notes, see “History and Corporate Structure—Major Shareholding Changes of the Company and Our Principal Subsidiaries—Shareholding changes of the Company—C-Round Restructuring Convertible Notes.” In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued Ping An Convertible Promissory Notes in a total principal amount of US$1,953.8 million to Ping An Overseas Holdings, and subsequently Ping An Overseas Holdings agreed to transfer US$937.8 million of the outstanding principal amount of the Ping An Convertible Promissory Notes and all rights, benefits and interests attached thereunder to An Ke Technology. In December 2022, the Company, Ping An Overseas Holdings and An Ke Technology entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes from Ping An Overseas Holdings and An Ke Technology, and the remaining outstanding principal amount of the Ping An Convertible Promissory Notes can be converted into the Shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the Ping An Convertible Promissory Notes. For further details of Ping An Convertible Promissory Notes, see “History and Corporate Structure—Major Shareholding Changes of the Company and Our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology.” As of the Latest Practicable Date, options to purchase a total of 14,226,039 ordinary shares and performance share units to receive a total of 2,271,573 ordinary shares are outstanding under the Share Incentive Plans. In the event that the conversion of the Optionally Convertible Notes, the conversion of the Ping An Convertible Promissory Notes, exercise of the outstanding options or the vesting of performance share units happens, our shareholding structure may change and the shareholding percentage of our existing Shareholders and investors will be diluted.

Further, the CBIRC promulgated the Measures for the Supervision and Administration of Insurance Group Companies on November 24, 2021 to strengthen the supervision and management of insurance companies. The measures restated that an insurance group company cannot hold a more than 25% shareholding in a non-financial enterprise or have a material influence in a non-financial enterprise, with certain exceptions. Ping An Insurance is one of our principal shareholders. As of the Latest Practicable Date, the total of all the Shares beneficially owned by Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, is approximately 41.4% of our issued and outstanding Shares. As the measures are relatively new, there are still uncertainties regarding its interpretation and implementation. If the government authorities determine that we are a non-financial enterprise, Ping An Insurance may need to adjust its shareholding percentage in our company. In the event that Ping An Insurance ceases to be our Controlling Shareholder, we believe that the Group can continue to maintain its collaborative relationship with Ping An Group on an on-going basis as our business and the business of Ping An Insurance are complementary and our business cooperation with Ping An Group is mutually beneficial. Through such cooperations, Ping An Group will continue to benefit from the revenue generated from the service fees charged for the provision of credit enhancement services to the borrowers we enable and the fees charged for the provisions of other services and products to us as disclosed in the section headed “Connected Transactions”. In addition, Ping An Group will also continue to benefit from the services and products we provide to them as disclosed in the section headed “Connected Transactions”. However, change in Ping An Insurance’s shareholding in our company could have a material adverse effect on our share price, our ability to raise funds and our funding costs.

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Share Incentive Plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the Shareholders. As of the Latest Practicable Date, options to purchase a total of 14,226,039 ordinary shares and performance share units to receive a total of 2,271,573 ordinary shares are outstanding under the Share Incentive Plans. In 2020, 2021 and 2022, we recorded share-based compensation expenses of RMB165 million, RMB133 million and RMB46 million (US$6.6 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

RISKS RELATING TO DOING BUSINESS IN CHINA

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management inside mainland China. It may also be difficult for you to enforce the judgments obtained in Hong Kong courts against us and our officers and Directors as none of them currently resides in Hong Kong or has substantial assets located in Hong Kong. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of Hong Kong courts against us or such persons predicated.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or the Directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in Hong Kong.

In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC (《中華人民共和國證券法》), effective March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. On February 24, 2023, the China Securities Regulatory Commission, the State Secrecy Bureau, the State Archives Administration and the Ministry of Finance jointly promulgated the Provisions on Strengthening the Confidentiality and File Management Work Related to Overseas Issuance and Listing of Securities by Domestic Enterprises（《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定》） , effective March 31, 2023, together with the Trial Measures, and would replace the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities issued in 2009. The provisions aim to develop a gatekeeping mechanism in provision of information by domestic enterprises to the relevant securities companies, securities service institutions, overseas regulatory authorities or other entity or individual, so as to prevent sensitive information from leakage and prescribe protective protocols for any residual sensitive information that still has to be provided.

The approval of and filings with the CSRC or other PRC government authorities may be required in connection with our offshore listings under PRC law, and, if required, we cannot predict whether we will be able to obtain such approval or complete such filings or how long they might take.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore listings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore listings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC released a set of regulations consisting of 6 documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises（《境內企業境外發行證券和上市管理試行辦法》） , or the Trial Measures, and 5 supporting guidelines（5項配套指引）, collectively, the Filing Measures, effective March 31, 2023. The Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Filing Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Trial Measures also sets certain regulatory red lines for overseas offerings and listings by domestic enterprises. Furthermore, after offering or listing, the company shall report material events to the CSRC within three working days after the occurrence and announcement of certain events, including, among other things, the change of control, investigation or penalties imposed by relevant authorities, the conversion of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any offering, listing or any other capital raising activities, may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. For more details of the Filing Measures, see “Regulatory Overview—Regulations Relating to M&A Rules and Overseas Listing.”

On February 17, 2023, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (關於境內企業境外發行上市備案管理安排的通知), which, among others, clarifies that the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing applicants (存量企業) (the “Existing Applicants”). Existing applicants are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. In addition, a six- month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as pass of hearing for listing in Hong Kong or the effectiveness of registration statement for listing in the U.S.), but have not completed the indirect overseas listing; if such domestic companies complete their overseas offering and listing within such six-month period (i.e., before September 30, 2023), they will be deemed as Existing Applicants. Within such six-month transition period, however, if such domestic companies need to re-apply for offering and listing procedures to the overseas regulatory authority or securities exchanges (such as being required to go through a new hearing procedure in Hong Kong), or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filing procedures with the CSRC within three business days after submitting valid applications for overseas offering and listing. Furthermore, for the overseas listing of companies with contractual arrangements (VIE structure), the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with these domestic companies which duly meet their compliance requirements, and support their development and growth by enabling them to utilize both markets and their resources.

If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to the Filing Measures due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, as the Filing Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. On January 18, 2022, the spokesperson of the NDRC in a press conference confirmed that the foresaid provision is only applicable to the direct listing of domestic enterprises involving in industries prohibited for foreign investment under the 2021 Negative List. Nevertheless, as the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, effective March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or governmental authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or governmental authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which reiterates that a cybersecurity review will be imposed on the data processor who process personal information of one million or more users and apply for foreign listing. The cybersecurity review requirements would not apply to data processors who intend to list in Hong Kong unless the listing has or may have an impact on national security. As advised by our PRC Legal Adviser, the Draft Administration Regulations on Cyber Data Security were released for public comment only, and their provisions and anticipated adoption or effective date may be subject to change and thus their interpretation and implementation remain substantially uncertain. On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Measures for Cybersecurity Review (《網絡安全審查辦法》), which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. These regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and intend to apply for listing on the Hong Kong Stock Exchange. We cannot predict the impact of the Measures for Cybersecurity Review and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore listings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore listings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore listings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore listings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore listings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore listings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the Hong Kong dollar and U.S. dollar, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollar, U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollar and U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. Our exchange differences on translation of foreign operations amounted to RMB614.7 million, RMB28.3 million, negative RMB1.6 billion (US$230.1 million) in 2020, 2021 and 2022, respectively.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financings into Renminbi for our operations, appreciation of the Renminbi against U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into Hong Kong dollars or U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of Hong Kong dollar or U.S. dollar against the Renminbi would reduce Hong Kong dollar or U.S. dollar amount available to us.

Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have only engaged in limited hedging activities to date, in connection with our obligations under our syndicated loan. While we may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, our Directors are of the view that we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022 in April 2023. Based on the Directors confirmation above and after reviewing the announcement released by the PCAOB on December 15, 2022 and the statement released by the Chair of SEC on the same date, nothing has come to the attention of the Joint Sponsors that would cause them to disagree with the Directors’ view above.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

RISKS RELATING TO OUR SHARES AND ADSS

The trading price of our Shares or ADSs is likely to be volatile, which could result in substantial losses to investors.

As of the Latest Practicable Date, the trading price of our ADSs has been volatile and has ranged from a high of US$19.72 to a low of US$1.40 since our ADSs started to trade on the NYSE on October 30, 2020. The trading price of our Shares, likewise, can be volatile for similar or different reasons after the Listing. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. A number of Chinese companies have listed or are in the process of listing their securities on Hong Kong or U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong or the United States in general and consequently may impact the trading performance of our Shares or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our income, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	expiration or release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	changes in relations between Hong Kong or the United States and China; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares or ADSs trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares or ADSs, the market price for our Shares or ADSs and trading volume could decline.

The trading market for our Shares or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Shares or ADSs, the market price for our Shares or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares or ADSs to decline.

Techniques employed by short sellers may drive down the market price of our Shares and/or ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the Shares and/or ADSs could be greatly reduced or even rendered worthless.

The sale or availability for sale of substantial amounts of our Shares or ADSs could adversely affect their market price.

Sales of substantial amounts of our Shares or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Shares or ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in the United States in 2020 are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, and other Shares held by our existing Shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the U.S. Securities Act of 1933. As of the Latest Practicable Date, we had 1,146,108,643 ordinary shares issued and outstanding (excluding Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Share Incentive Plans), of which 474,905,000 ordinary shares, or 41.4%, were held by members of the Ping An Group. Upon our listing on the Hong Kong Stock Exchange, Shares held by our existing Shareholders (other than our Controlling Shareholders) are not subject to any lock-up. We cannot predict what effect, if any, market sales of securities held by our Shareholders or the availability of these securities for future sale will have on the market price of our Shares or ADSs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our Board, you must rely on price appreciation of our Shares or ADSs for return on your investment.

We paid a cash dividend to our Shareholders of US$0.68 per Share in April 2022 based on our net profits for the financial year 2021. We announced a new policy of paying a semi-annual dividend equal to between 20% and 40% of our net profits for each six-month period, and our first dividend under the new policy was a cash dividend US$0.34 per Share paid to Shareholders in October 2022. Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. In addition, the amount, timing, and whether or not we actually distribute dividends at all remains entirely at the discretion of our Board. Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Our Board may revise our dividend policy, as it has already done once, or it may choose to cancel our dividend policy entirely. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our Shares or ADSs will likely depend entirely upon any future price appreciation of our Shares or ADSs. There is no guarantee that our Shares or ADSs will appreciate in value after the Listing or even maintain the price at which you purchased our Shares or ADSs. You may not realize a return on your investment in our Shares or ADSs, and you may even lose your entire investment in our Shares or ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of Shareholders to take action against the Directors, actions by minority Shareholders and the fiduciary responsibilities of the Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our Shareholders and the fiduciary responsibilities of the Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders, or to obtain copies of lists of shareholders of these companies. The Directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our Shareholders, but are not obliged to make them available to our Shareholders, save that any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by our Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that we may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other Shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as Hong Kong and the United States. We have chosen to rely on the home country exemption from Section 303A.08 of the NYSE Listed Company Manual, which requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. In this respect, and in other respects if we choose to follow home country practice in other respects in the future, our Shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, the Board member or Controlling Shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States.

Certain judgments obtained against us by our Shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of Hong Kong and the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current Directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under the Hong Kong securities laws or U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of the Directors and officers.

We will incur increased costs as a result of listing in Hong Kong.

We are now a public company in the United States and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. After we become a public company listed on the Stock Exchange, we will be subject to laws, rules and regulations in Hong Kong as well. As a dual listed company in Hong Kong and the United States, we will have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regime governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We will incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our Share or ADSs and reputation and subject us to administrative penalties.

ADS holders may not receive dividends or other distributions on our Shares and ADS holders may not receive any value for them, if it is illegal or impractical to make them available to them.

The Depositary of our ADSs has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on Shares or other deposited securities represented by our ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Shares represented by the ADSs. However, the Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act of 1933 but that are not properly registered or distributed under an applicable exemption from registration. The Depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary may determine not to distribute such property. We have no obligation to register under Hong Kong or U.S. securities laws any ADSs, Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive distributions we make on our Shares or any value for them if it is illegal or impractical for us to make them available to ADS holders. These restrictions may cause a material decline in the value of our Shares or ADSs.

RISKS RELATING TO THE DUAL LISTING

The liquidity of our Shares on the Stock Exchange could be limited and the effectiveness of the Liquidity Arrangements is subject to limitations.

Our Shares have not been traded on the Stock Exchange before the Introduction and there could be limited liquidity in our Shares on the Stock Exchange. We cannot assure you that an active trading market for our Shares on the Stock Exchange will develop or be sustained. In addition, there is no assurance that the price at which Shares are traded on the Main Board of the Stock Exchange will be substantially the same as or similar to the per-share equivalent price at which our ADSs are traded on NYSE or that any particular volume of Shares will trade on the Main Board of the Stock Exchange. If an active trading market of our Shares in Hong Kong is not developed or is not sustained after the Introduction, the market price and liquidity of our Shares on the Stock Exchange could be materially and adversely affected.

Throughout the Designated Period, the Designated Dealers intend to implement certain bridging and liquidity arrangements as set out in the section headed “Listings, Registration, Dealings and Settlement—Proposed Liquidity Arrangements.” While such arrangements are expected to contribute towards liquidity to meet demand for our Shares in Hong Kong and to maintain a fair and orderly market, investors should be aware that such bridging and liquidity arrangements are subject to the Designated Dealers’ ability to obtain sufficient numbers of our Shares to meet demand. There is no guarantee that such bridging and liquidity arrangements will attain and/or maintain liquidity in our Shares at any particular level on the Hong Kong Stock Exchange, nor is there any assurance that the price of our Shares in Hong Kong will not exhibit significant volatility.

The Liquidity Arrangements being implemented in connection with the Introduction are not equivalent to price stabilization activities that are frequently undertaken in connection with initial public offering on the Stock Exchange or other markets. The bridging and liquidity arrangements will terminate and cease to continue beyond the Designated Period. Accordingly, there may be volatility in the Hong Kong market after the Designated Period.

An active trading market for our Shares on the Stock Exchange might not develop or be sustained and trading prices of our Shares might fluctuate significantly.

Following the completion of the Listing, we cannot assure you that an active trading market for our Shares on the Stock Exchange will develop or be sustained. The trading price or liquidity for the ADSs on the New York Stock Exchange might not be indicative of those of our Shares on the Stock Exchange following the completion of the Listing. If an active trading market of our Shares on the Stock Exchange does not develop or is not sustained after the Listing, the market price and liquidity of our Shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Stock Exchange. It is unclear whether and when the Shares of the Company, a company with a dual-primary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Shares for trading through Stock Connect will affect PRC investors’ ability to trade our Shares and therefore may limit the liquidity of the trading of our Shares on the Stock Exchange.

The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

The New York Stock Exchange and the Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the ordinary shares) after the Listing.

Exchange between our Shares and the ADSs may adversely affect the liquidity or trading price of each other.

The ADSs are currently traded on the New York Stock Exchange. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Shares may deposit Shares with the Depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Stock Exchange. In the event that a substantial number of Shares are deposited with the Depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Stock Exchange and the ADSs on the New York Stock Exchange may be adversely affected.

The time required for the exchange between our Shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement between the New York Stock Exchange and the Stock Exchange on which the ADSs and our Shares are respectively traded. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our ordinary shares may deposit Shares with the Depositary in exchange for the issuance of the ADSs. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Shares in exchange for the ADSs or the withdrawal of the underlying Shares represented by the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the Depositary is entitled to charge the ADSs holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, Shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the Shareholders may anticipate.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our Listing of our Shares on the Stock Exchange.

In connection with the Listing, we will establish a branch register of members in Hong Kong, or the Hong Kong Share Register. Our Shares that are traded on the Stock Exchange, including those that may be converted from ADSs, will be registered on the Hong Kong Share Register, and the trading of these Shares on the Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also intend to move a portion of our issued ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. See “Listings, Registration, Dealings and Settlement—Dealings and Settlement—Settlement of dealings in Hong Kong.”

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their shares, including underlying shares represented by ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Shares and/ or ADSs may be affected.

We may be subject to securities litigation, which is expensive and could divert management attention.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Forward-looking information in the Listing Document may be proved inaccurate.

The Listing Document contains certain forward-looking statements and information relating to us that is based on our management’s belief and assumptions. The words “anticipate,” “believe,” “expect,” “going forward” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our management’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our financial condition may be adversely affected and may vary materially from those described herein as anticipated, believed, estimated or expected. You are strongly cautioned that reliance on any forward- looking statements involves known or unknown risks and uncertainties. Subject to the requirements of the Listing Rules, we do not intend to publicly update or otherwise revise the forward-looking statements in the Listing Document, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein might not occur in the way we expect, or at all. In all cases, you should consider carefully how much weight or importance you should attach to, or place on, such facts or statistics.

We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Introduction.

Before the publication of the Listing Document, there may be press and media coverage which contains certain information regarding the Introduction and us that is not set out in the Listing Document. We have not authorized the disclosure of such information in any press or media. We do not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information. We make no presentation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information appearing in publications other than the Listing Document is inconsistent or conflicts with the information contained in the Listing Document, we disclaim it. Accordingly, prospective investors should not rely on any such information.

We cannot guarantee the accuracy of facts, forecasts and other statistics obtained from official governmental sources or other sources contained in the Listing Document.

Certain facts, statistics and data contained in the Listing Document relating to China and the industry in which we operate our business have been derived from various official government publications or other third-party reports we generally believe to be reliable. We have taken reasonable care in the reproduction or extraction of the official government publications for the purpose of disclosure in the Listing Document and have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. However, we cannot guarantee the quality or reliability of such source materials.

They have not been prepared or independently verified by us or the Joint Sponsors or any of their respective affiliates or advisors and, therefore, we make no representation as to the accuracy of such statistics, which may not be consistent with other information compiled within or outside China and Hong Kong. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, such statistics in the Listing Document may be inaccurate or may not be comparable to statistics produced with respect to other economies. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as the case may be in other jurisdictions. In all cases, you should give due consideration as to how much weight or importance they should attach to or place on such facts.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information is derived from various official government publications and other publications, and from the market research report prepared by China Insights Industry Consultancy Limited, which was commissioned by us.

THE SMB SEGMENT IN CHINA

Overview of SMBs and SBOs

Small and micro businesses (“SMBs”) are ubiquitous in China. According to the National Bureau of Statistics and State Administration for Market Regulation, whose definition of SMB depends to an extent on the type of business being conducted, there were approximately 143.5 million SMBs in China as of the end of 2021, of which 40.3 million were organized as legal entities and 103.2 million were operated by sole proprietors. Typically, SMBs have small scale operations, with fewer than 50 people and less than RMB30 million of annual income, and are dispersed across a wide range of industries and geographies. Moreover, SMBs have an average lifespan of less than five years. SMBs typically lack collateral to pledge or consistency in cash flow given their small scale and short lifespan.

Source: CIC Report

Small business owners (“SBOs”) include both owners of legal entities and individuals who conduct their businesses as sole proprietors. SBOs often own and operate multiple SMBs, either consecutively or concurrently, in the same or related industries and at different stages in their lifecycles. SBOs as individuals may have a much stronger credit profile than their businesses, with real estate, cars or other personal assets. At the end of 2021, the number of SBOs in China reached 119.6 million.

SMBs are the backbone of the Chinese economy and enjoy strong national policy support. SMBs are responsible for over 60% of China’s GDP, over 80% of its job creation, and around 60% of its exports in 2021. The Chinese government uses a variety of policy tools to promote the development of SMBs, including the adoption of favorable policies such as innovation incentives, tax preferences and financing support.

Macro-level impacts, such as periodic outbreaks of COVID-19 and the resulting lockdowns as well as the resulting slower-than-expected economy recovery, have affected the business environment for SMBs. The SMB operating index, an indicator for SMBs’ overall monthly operations and development in China issued by the Economic Daily and the Postal Savings Bank of China, decreased from 50.6 in 2019 to 49.1 in the first half of 2022, reflecting that SMBs have not yet recovered to their pre-pandemic operation level.

The COVID-19 pandemic has placed great pressure on the revenue and operating costs of SMBs. According to a survey of one thousand SBOs conducted by CIC in December 2022, around 40% of respondents with increased financing needs during the COVID-19 period attributed the increase to declining revenue, and about 30% to higher operating costs. In the first quarter of 2022, due to lockdown measures taken by local governments, approximately 16% of China’s economy in terms of GDP and 11% of its population was directly affected, and the impact rose further to 23% and 20%, respectively, in the second quarter of 2022. According to the Ministry of Commerce, about 4.6 million business entities were deregistered in the first half of 2022. Despite the easing of COVID-19 restrictions over the summer, the percentage of China’s economy and population directly affected by lockdown measures still stood at 11% and 9%, respectively in the third quarter. According to a quarterly report on SMBs published by the Center for Enterprise Research of Peking University, SMBs’ revenue recovery ratio, calculated by comparing the operating revenue of SMBs in a given period against the corresponding period of 2019, reached its lowest point in the second quarter of 2022 at only 24.4%, compared to 28.1% in the third quarter of 2022 and 38.3% in the second quarter of 2021.

As a result of lower revenues and higher operating costs, profit margins continue to be squeezed and working capital conditions vary across SMBs. According to a quarterly report on SMBs published by the Center for Enterprise Research of Peking University, SMBs are generally tight on working capital, with only enough working capital for 2.6 months on average as of the end of June 2022, and 47.5% of SMBs claimed not to have enough working capital to sustain their business operations for over a month at that time.

Challenges Faced by SMBs

SMBs and their owners face a variety of financial and operational challenges:

•

Limited access to financing: According to the survey of SBOs conducted by CIC in December 2022, 95.3% of the respondents indicated that current available funding meets less than half of their total financing needs. With neither eligible collaterals nor organized and reliable business and financial records, traditional financial institutions are reluctant to extend financial support to SMBs, especially for loans with larger ticket size. The most common channel for SBOs to obtain financing is through borrowing from their friends and other private lending sources, while borrowing from banks and fintech companies is less common due to the above reasons. This issue is more pronounced for SBOs in lower-tier cities, as these areas have lower bank branch coverage rates and technology penetration rates.

•

Lack of strong credit profile and financial record: Traditional banks generally require SBO borrowers to provide assets as collateral in order to extend financing to them. However, given the small-scale operation and typically shorter business lifespan nature of SMBs, SBOs often lack the collateral that traditional banks require to assess credit under a conventional risk assessment framework. SBOs also typically lack the financial expertise to maintain systematic financial records, which makes it more difficult for banks to assess their creditworthiness.

•

Unfamiliarity with digitalization: In general, SBOs lack the ability to select and utilize appropriate digitalization tools for design, operational management, customer sourcing and converting customer data into meaningful insights. According to a report on SMBs enablement services demand published by the Center for SMB Financing Research of Renmin University, over 60% of SBOs rely on offline distribution channels for sales and marketing, which limits their customer coverage and efficiency.

•

Limited access to customers and partners: Most SBOs are only able to acquire customers in their focused geographies. Customer traffic acquisition is also becoming increasingly expensive for SBOs, as customer acquisition costs doubled from 2017 to 2021. SBOs tend to run their businesses independently, and they often lack networks and resources for collaborating with other business partners, which are key for business expansion and customer acquisition.

OVERVIEW OF THE SMB LOAN MARKET IN CHINA

Market Size

Although lenders may have their own definitions for SMB loans that differ from the standard applied by the National Bureau of Statistics, annual operating income is the most common criterion to determine whether a borrower is an SMB. SMB loans are usually defined as loans extended to businesses with an annual operating income of less than RMB30 million. The total outstanding balance of SMB loans in China totaled RMB50.3 trillion in 2021, having grown at a CAGR of 12.7% from 2017 to 2021, and it is expected to reach RMB84.9 trillion by 2026, representing a CAGR of 11.0%. Despite the importance of SMBs as a key driver for the Chinese economy, SMB loans only accounted for 26.0% of total financing in China in 2021.

Source: CIC Report

The demand from SMBs for credit is expected to remain strong going forward. Considering the long-term positive outlook of the SMB segment, SMBs will continue to require external funding to support operating cash flow, customer acquisition and business expansion. SMBs also require financing solutions to cope with operational challenges and to navigate economic fluctuations, especially during and after the COVID-19 pandemic. There is also an increasing demand for digital transformation. An increasing number of SMBs are becoming more aware of how digitalization can improve their business processes. SMBs are expected to increase their investments in technology for various benefits, including deriving data insights that can potentially drive cost savings, increase productivity and generate market intelligence. Financial institutions are embracing technological innovation to enhance financial service offerings. With increased technology penetration, SMBs will also have more ability to apply for and obtain financing from channels outside of the traditional banking system, and online channels of traditional banks.

Government Policies on SMBs

The PRC government has announced a number of favorable policies to help SMBs both before and during the pandemic. The People’s Bank of China had already lowered the criteria for inclusive SMB loans with lower reserve rate requirements for banks in January 2019, and the People’s Bank of China, the CBIRC, the Ministry of Finance, the NDRC and the MIIT have extended the repayment of inclusive SMB loans a number of times since June 2020. The CBIRC, the People’s Bank of China and the State Council have continued to encourage banks to prioritize the financing needs of SMBs with the issuance of several notices in 2022. In November 2022, the People’s Bank of China encouraged financial institutions to further reduce the effective annual interest rate of inclusive SMB loans by 1% in the fourth quarter of 2022 for the outstanding loans and new loans. Additionally, People’s Bank of China, the CBIRC, the Ministry of Finance, the NDRC, the MIIT, and the SAMR jointly released “Notice on Further Increasing the Support for Deferred Repayment of Loan Principal and Interest by Micro and Small Businesses” (《關於進一步加大對小微企業貸款延期還本付息支持力度的通知》 ), which encouraged delayed repayment of principal and interest of SMB loans. The State Council has also issued policies supporting sole proprietors in 2022 which strengthen the protection of their property rights and call for financial support for them. Leading banks have responded to the government’s directive to support loans to SMBs by revising their SBO lending policies, adjusting their credit standards, and offering incentives as well as other financial support to improve financing access for SMBs in 2022. Towards the end of 2022, multiple regulators also included support to SMBs in their annual work plans. Financial institutions have been guided by the People’s Bank of China to further address the difficulties in SMB financing regardless of their ownership structure, and the CBIRC has continued promoting and improving the structure of SMB loans, encouraging loan issuance to first-time SMB loan borrowers. The PRC government has also issued various policies to support domestic consumption spending, including the “Opinions of the General Office of the State Council on Further Unleashing the Potential of Consumer Spending and Promoting the Sustained Recovery of Consumption” (《國務院辦公廳關於進一步釋放消費潛力促進消費持續恢復的意見》 ) in April 2022, which encouraged financial institutions to enhance financial support for entities severely impacted by the pandemic. In June 2022, the CBIRC and People’s Bank of China issued the “Notice of Strengthening Financial Services for New Urban Residents” (《關於加強新市民金融服務工作的通知》), which encouraged financial institutions to improve the availability and facilitation of financial services to new urban residents, including strengthening credit support and the level of insurance protection for their entrepreneurship and employment. The “Outline of the Plan for the Domestic Demand Expansion Strategy (2022-2035)” (《擴大內需戰略規劃綱要（2022-2035年）》) issued by the State Council in December 2022 also set the long-term goals to scale-up consumption and investment in China and build up an effective system to boost domestic demand.

Thanks to the PRC government’s favorable policies and support of inclusive finance, the unmet financing demand of SMBs has been declining from 2019 to 2021. Nevertheless, CIC has estimated that 46.7% of the financing demand of SMBs remained unmet in China in 2021. This translates to an unmet financing demand of RMB44.1 trillion as of the end of 2021, and this metric is expected to increase to RMB70.9 trillion in 2026, implying a CAGR of 9.9%.

OVERVIEW OF THE INCLUSIVE SMB LOAN MARKET IN CHINA

Market Size

Inclusive SMB loans are SMB loans that are extended to a single qualified borrower with a total credit line not exceeding RMB10 million, according to the CBIRC definition. At the end of 2021, the outstanding balance of inclusive SMB loans in China reached RMB20.8 trillion, representing over 41% of the total outstanding balance of loans to SMBs. The inclusive SMB loan market, like the SMB loan market as a whole, is served by both traditional financial institutions and non-traditional financial service providers. Traditional financial institutions offer loans to SMBs using their own funds and focus primarily on secured lending with collaterals. Non-traditional financial service providers, also known as enablers, mainly enable traditional financial institutions to distribute loans to SMBs by leveraging their customer access and risk management capabilities through co-lending, guarantee or loan facilitation models. Certain non-traditional financial service providers will also fund the loans that they enable.

From 2017 to 2021, inclusive SMB loans grew at a CAGR of 27.9%, while non-inclusive SMB loans grew at a much lower CAGR of only 5.9%. Going forward, inclusive SMB loans are expected to grow at a CAGR of 15.5% from 2021 to 2026, while non-inclusive SMB loans are expected to grow at a CAGR of 7.4% in the same period. The growth of inclusive SMB loans is driven by the increase in number of SMBs and the increase in loan penetration rate, supported by credit stimulus policy and the government’s directive to enhance credit support for small and micro sized businesses.

Source: CIC Report

Funding Sources

The inclusive SMB loan market is funded by two key funding sources, namely traditional banks and other financial institutions. Traditional banks include state-owned banks, joint-stock banks, city and rural commercial banks, other rural financial institutions, such as rural credit unions. Other financial institutions include mainly trust companies, leasing and factoring companies, digital banks and small loan companies. As of the end of 2021, 84.1% of the outstanding inclusive SMB loans, or RMB17.5 trillion, were funded by traditional banks. Going forward, traditional banks are expected to remain as the main source for providing inclusive SMB loans.

Enablement

As of the end of 2021, RMB2.7 trillion of the outstanding balance of inclusive SMB loans had been enabled by non-traditional financial service providers. The outstanding balance of inclusive SMB loans enabled by non-traditional financial service providers is expected to reach RMB6.0 trillion by 2026, representing a CAGR of 17.7% from 2021, which is faster than the expected growth of the overall inclusive SMB loan market of 15.5% across the same period.

Source: CIC Report

Under the co-lending model, non-traditional financial service providers are regulated to fund the loans issued to borrowers jointly with other funding parties, contributing at least 30% of funds for each loan enabled per the Notice of Further Regulating the Internet Loan Business of Commercial Banks (《關於進一步規範商業銀行互聯網貸款業務的通知》). Under the guarantee model, non-traditional financial service providers generally do not contribute funds and mainly provide credit enhancement against the borrowers’ default risk. Meanwhile, under the loan facilitation model, non-traditional financial service providers primarily provide customer and loan matching services to traditional financial institutions, and minimize their credit risk exposure. To promote a healthy development of the inclusive SMB loan market, which mainly comprises loans with larger ticket size and longer tenor compared to consumer loans, regulators encourage market participants, including non-traditional financial service providers, to take on risk management roles jointly with traditional financial institutions. Thus, the co-lending and guarantee models, in which non-traditional financial service providers take on more credit risk themselves, are likely to be more prevalent in the next five years.

For SMBs in need of more accessible financing services, the diversified products and services provided by non-traditional financial service providers allow them to access more flexible financing products in terms of ticket size, loan tenor, and collateral. For financial institutions in need of innovative solutions to their long-standing challenges, the technological expertise of non-traditional financial service providers can help them expand customer reach, reduce their customer acquisition cost, improve their products and services with multi-dimensional customer data, and enhance their risk management capabilities. Therefore, non-traditional financial service providers are expected to gain more market share in the inclusive SMB loan market. As of the end of 2021, loans enabled by non-traditional financial service providers contributed 12.9% of the total inclusive SMB loan market, an increase from 7.8% in 2017. This ratio is expected to increase to 14.1% by the end of 2026.

Although the growth for loans enabled by non-traditional financial service providers is expected to be faster than the inclusive SMB loan market in the medium term, it is expected to experience a less aggressive growth from 2022 to 2023, as leading non-traditional financial service providers have proactively limited their new loan enablement as an initiative to control credit quality during the market downturn that has accompanied the COVID-19 pandemic. Some customers have also been attracted by offers from traditional banks, as banks are being encouraged by regulators to lower prime rates to extend unsecured loans to those SMBs that traditional banks are able to reach.

Going forward, SMBs are expected to experience strong recovery. The PRC government has provided a series of preferential policies and support measures to SMBs, including three months of rent reduction or exemption, promoting the clear-off of SMB accounts receivable, reducing or waiving taxes and fees, and delaying repayment of loans for SMBs affected by the epidemic, all of which have strengthened the confidence of SBOs in future operations. Overall, CIC expects that SMB operations will recover to pre-epidemic levels between 2024 and 2026, and the total number of SMBs is expected to reach 222.2 million in 2026, at a CAGR of 9.1% between 2021 and 2026.

COMPETITIVE LANDSCAPE ANALYSIS

Non-traditional financial service providers in the inclusive SMB loan market in China typically have the following features:

•	Customer acquisition either offline-to-online or online channels

•	Focus on serving customers in their parent companies’ respective ecosystems and also providing lifestyle services, if they are backed by internet companies

•	Application of both customer behavioral and financial data for risk pricing and credit assessment, but certain providers backed by internet companies have a higher reliance on the former

Ranking

The inclusive SMB loan market in China is relatively concentrated, with the top five players, including MYbank, WeBank, Du Xiaoman Financial, JD Technology and our company, accounting for 67.7% of the total market. As of June 30, 2022, the Company ranked as the second largest player among non-traditional financial service providers in terms of outstanding balance of inclusive SMB loans, with a market share of 17.6%. The following table shows the ranking of the top five non-traditional financial service providers in China in terms of outstanding balance of inclusive SMB loans as of June 30, 2022:

Source: CIC Report

Notes:

1.

Represents the outstanding balance of loans to SMBs including loans to SBOs, who are the owners of SMBs, and excludes loans to retail borrowers. Market share is measured by each company’s outstanding balance of inclusive SMB loans, divided by the total outstanding balance of inclusive SMB loans enabled by non-traditional financial service providers. The data for the our competitors were primarily obtained through expert interviews conducted by CIC.

2.	Company A is a leading digital bank which is not publicly listed on any stock exchange and its total asset was RMB425.8 billion as of December 31, 2021.
3.	Company B is a leading digital bank which is not publicly listed on any stock exchange and its total asset was RMB438.7 billion as of December 31, 2021.
4.	Company C is a leading Fintech company which is not publicly listed on any stock exchange and its total asset is not disclosed to the public.
5.	Company D is a leading Fintech company which is not publicly listed on any stock exchange and its total asset is not disclosed to the public.
6.

The information presented in this table is derived from the market research report prepared by CIC, which was commissioned by us. It is not feasible for the Company to obtain consent from industry peers to publicly disclose their names due to the competitive relationships between the Company and other market players. CIC obtained information on the market players by conducting its own analysis and conducting interviews with key industry experts and leading industry participants on a confidential basis.

Challenges Faced by Our Competitors

Traditional financial institutions face a number of common challenges when providing inclusive SMB loans:

•

Limited SMB risk management expertise: Many financial institutions may lack the required risk management capabilities to properly assess SBO risks. Additionally, they often have no access to borrowers’ social data, such as location data, shared contact information and voiceprint data, which leads to difficulties in forming accurate customer portraits. Due to these two reasons, financial institutions cannot effectively price the risks of SBO loans unless collateral is pledged, which increases the approval time required and reduces the approval rate. As of 2021, 81.9% of inclusive SMB loans originated by banks were secured loans.

•

Information asymmetry: Many traditional financial institutions continue to use conventional systems in the risk management process, which still require manual verification and a lengthy paperwork process. Therefore, they may face difficulties in effectively analyzing information and integrating the results in a holistic approach.

•

High customer acquisition costs: Many traditional financial institutions are burdened by heightening marketing and customer acquisition costs attributable to their offline and siloed marketing channels. Because of their unfamiliarity with leveraging online traffic and data, many traditional financial institutions lack effective budgeting mechanisms, channels, and technology to accurately reach target groups and acquire customers.

Meanwhile, other non-traditional financial service providers face a different set of challenges when providing inclusive SMB loans:

•

Limited SBO customer reach. Non-traditional financial service providers that achieve scale thanks to the backing of major internet companies usually focus on serving customers in their respective ecosystems. They have difficulty in reaching SBO customers outside of their own ecosystem, leading to limited insights and accumulation of multi-dimensional data on SBO customers. Furthermore, they generally have limited offline reach, as they often lack a sizeable offline sales force or effective marketing capabilities to increase customer engagement and achieve cross-sell and up-sell.

•

Lack of financial services background: Non-traditional financial service providers backed by internet companies do not necessarily possess financial expertise in analyzing credit. They typically also rely heavily on social behavioral data rather than financial data for pricing and credit assessment, which is a handicap in providing loans with larger ticket sizes.

•

Inability to appropriately price the risks of SMB loans: Most non-traditional financial service providers generally focus on providing small ticket-size and short-tenor loans. They often lack the risk management expertise to price the risks of longer tenor loans with larger ticket sizes which SMBs require, and thus it is challenging for them to provider outstanding customer experience with flexible product offerings in terms of ticket size, tenor and product type.

Key success factors for achieving market share in the inclusive SMB loan market include:

•

Expertise in data collection, processing and analysis: The ability to collect relevant financial and behavioral data from SMBs and efficiently process, analyze and convert them into meaningful customer insights are key to achieving an understanding of SMB demand for financing and to properly assessing their risk profiles for effective credit decisioning.

•

Risk management capability: SMBs are dispersed across various industries and geographies and present a wide variety of different risk profiles given their diversified nature. Strong risk management and risk-analyzing capabilities are key to accurately pricing the risks of SMB loans.

•

Effective customer acquisition channel: The customer acquisition costs for SBOs are typically high. SBOs often require customized and personalized service to meet the particular needs of their businesses. A large offline sales network can offer personalized experience and can be more effective at acquiring customers than pure online interactions.

•

Strong customer engagement: While digital capabilities are critical for processing and analyzing data, it is equally important to maintain strong customer engagement to increase customer loyalty for other business opportunities, including non-credit related services and operational solutions. Companies that can meet the needs of SMBs in multiple areas can leverage those solutions and services to increase ongoing engagement.

ADDITIONAL FUTURE GROWTH OPPORTUNITIES

In addition to their demand for financing for their businesses, SBOs also demand other financial services such as consumer finance loans, and SMB insurance, as well as value-added operational services to facilitate their businesses, all of which present new potential for monetization.

Consumer Finance

Consumer finance loans refer to loans to individuals for the purpose of general consumption. This includes auto loans, credit cards and other consumer credit loans. Consumer finance loans are typically provided by traditional banks, consumer finance companies and auto finance companies. The total outstanding balance of consumer finance loans in China, excluding housing mortgage loans, grew from RMB9.7 trillion in 2017 to RMB16.6 trillion in 2021 at a CAGR of 14.4%, and it is expected to further grow to RMB25.2 trillion in 2026 at a CAGR of 8.8%. Growth in the consumer finance loan segment in China is mainly due to (i) the change in individual purchasing behavior which promotes the idea of “consumption in advance”, (ii) the development of the online consumer credit loan market, driven by the development of financial technologies and the popularity of e-commerce and mobile payment, and (iii) a favorable policy environment that encourages personal consumption to support the real economy.

Source: CIC Report

Value-added Operational Services

Besides financial services, SBOs also demand value-added operational services to improve the operational performance of their businesses. SBO operational services refer to software or digital platform as-a-service that is designed to improve the SBO’s operating efficiency and to grow and expand its businesses. These generally include customer relationship management (“CRM”) software-as-a-service (“SaaS”), enterprise resource planning (“ERP”) SaaS, supply chain management (“SCM”) SaaS and financial management (“FM”) SaaS. Regulatory bodies have issued favorable policies and regulations in support of the digital transformation of SMBs. Continual technological innovation and digital transformation will increase both supply and demand of SaaS and other operational services. With the rapid development of e-commerce, the importance of customer relations management and other operational services will continue to increase. The combination of supportive policies and regulations, technological innovation, and the development of e-commerce and social media is expected to drive the demand by SBOs for a comprehensive suite of operational services to support their business growth. SBO operational services also create a synergetic effect to the financial ecosystem of non-traditional financial service providers, as these services increase the stickiness of customers and allow these providers to collect multi-dimensional customer behavior and financial data that may enhance their core systems and capabilities. The total market size of SBO operational services in China is RMB11.1 billion in 2021, of which 43.1% is the SBO CRM SaaS market, 37.0% is the SBO ERP SaaS market, 10.7% is the SBO FM SaaS market and 9.2% is the SBO SCM SaaS market. Driven by the rise of social media and the development of e-commerce industry, the SBO CRM SaaS market and SBO ERP SaaS market, both of which are the addressable markets the Company targets, will continue to constitute the majority of the total SBO operational services market, and the total market size is expected to increase to RMB40.7 billion in 2026, representing a CAGR of 29.8%.

SMB Insurance

As the SMB segment continues to grow, SBOs are also expected to allocate more resources to SMB-related insurance products to protect for the downside risk of their businesses and potential loss. These include property, general liability and work-related injury insurance, which are mainly recognized as non-life insurance. Growth in SMB-related insurance market has been witnessed in developed countries over the past few years. Taking Germany, the United States and the UK as examples, the overall size of insurance premiums from the SMB segment reached US$25.5 billion, US$117.2 billion and US$10.9 billion in 2021, representing CAGRs of approximately 13.3%, 5.8% and 3.3% from 2017 to 2021, outpacing the growth of the overall industry at 3.4%, 5.0% and 0.3%, respectively. The contribution of premiums from the SMB segment to total insurance premiums in Germany, the United States and the UK also grew from approximately 6.9%, 7.0% and 2.4% in 2017 to over 10.0%, 7.2% and 2.7% in 2021, respectively. As the SMB segment continues to grow in China, it is anticipated that the growth of the SMB insurance market will also pick up accordingly, due to the demand for protection from the SBOs for their businesses.

SOURCES OF INFORMATION

We commissioned China Insights Industry Consultancy Limited (CIC), an independent market research consulting firm that is principally engaged in the provision of market research consultancy services, to conduct a detailed study of the SMB financial services markets in China.

During the preparation of the CIC Report, CIC performed both primary and secondary research, and obtained knowledge, statistics, information, and industry insights on the industry trends of the SMB financial services markets in China. Primary research involved discussing the status of the industry with leading industry participants and industry experts. Secondary research involved reviewing company reports, independent research reports, and available data based on CIC’s own research database.

The CIC Report was compiled and the expected growth in China’s SMB financial services market was estimated based on the following assumptions and factors: (i) the overall social, economic, and political environment in China is expected to remain stable during the forecast period, (ii) the Chinese economy is expected to grow steadily during the forecast period, and (iii) there will be no extreme unforeseen events, including regulations and government policies, which may materially affect the market during the forecast period. The reliability of the CIC Report may be affected by the accuracy of the foregoing assumptions and factors. For the avoidance of doubt, impacts of the COVID-19 outbreak have been taken into account when compiling information in the CIC Report.

CIC is an independent market research and consulting firm. We have agreed to pay a fee of RMB880,000 to CIC in connection with the preparation of the CIC Report. We have extracted certain information from the CIC Report in this section, as well as in the sections headed “Summary,” “Risk Factors,” “Business” and “Financial Information” to provide our potential investors with a more comprehensive presentation of the industries where we operate.

REGULATORY OVERVIEW

The following section sets forth supplemental and updated information concerning certain principal regulations to which we are subject.

Regulations Relating to Retail Credit Enablement

Regulations on Financing Guarantee Companies

The Tentative Measures for the Administration of Financing Guarantee Companies (《融資性擔保公司管理暫行辦法》) were jointly promulgated by the China Banking Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, and the State Administration for Market Regulation on March 8, 2010, which stipulates the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also require that (i) the outstanding balance of financing guarantee liabilities of a financing guarantee company shall not exceed 10 times of that company’s net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers, (ii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party shall not exceed 10% of that company’s net assets, and (iii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party and its affiliated parties shall not exceed 15% of that company’s net assets. On November 25, 2010, China Banking Regulatory Commission issued the Notice on Issuing the Guidelines for the Corporate Governance of Financing Guarantee Companies (《融資性擔保公司公司治理指引》), which was the basis for the Supervision and evaluation of the corporate governance of financing guarantee companies. According to the Notice, the directors, supervisors and senior managers of financing guarantee companies shall have the risk awareness of prudent operation, corresponding business skills and practical experiences. The State Council released the Regulation on Financing Guarantee Companies (《融資擔保公司監督管理條例》), effective October 1, 2017, to further clarify various regulatory indicators. “Financing guarantee” shall refer to the activities where a guarantor provides a guarantee for debt financing such as borrowings or debentures of a debtor. The regulatory authorities determined by the provincial level of governments shall be responsible for the supervision and administration of financing guarantee companies of its region. The establishment of a financing guarantee company shall be subject to the approval of the regulatory department and certain conditions. According to such regulation, any entity without a qualified license to engage in the financing guarantee business will be ordered to suspend its operations and be subject to a fine between RMB0.5 million and RMB1.0 million, and its relevant illegal income will be confiscated accordingly. In addition, if the outstanding balance of financing guarantee liabilities of the financing guarantee company does not meet the requirements pursuant to the aforementioned rules, it will be ordered to make timely rectification. If the company fails to make rectification in a timely manner, a fine of between RMB100,000 and RMB500,000 will be imposed, and the illegal income will be confiscated. Such a company may be ordered to suspend its business for rectification, and, under serious circumstances, its license for financing guarantee business may be revoked.

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies (《關於印發<融資擔保公司監督管理條例 >四項配套制度的通知》), or the Four Supporting Systems, was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Agriculture and Rural Affairs, the People’s Bank of China and the State Administration for Market Regulation on April 2, 2018 and amended on June 21, 2021, which includes the Administrative Measures on Financing Guarantee Business Permits (《融資擔保業務經營許可證管理辦法》), the Measures on the Measurement of the Balance of Financing Guarantee Liability (《融資擔保責任餘額計量辦法》), the Administrative Measures on the Asset Proportions of Financing Guarantee Companies (《融資擔保公司資產比例管理辦法》) and the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies (《銀行業金融機構與融資擔保公司業務合作指引》). The Administrative Measures on Financing Guarantee Business Permits clarify the definition of the operating license of financing guarantee business, the conditions and procedures for the issuance, renewal, revocation or cancelation of the operating license of financing guarantee business, and the information to be specified and recorded on the license. The Measures on the Measurement of the Balance of Financing Guarantee Liability provide the definition of the balance of financing guarantee liability and certain upper limits for the scale of loan guarantee business or the balance of financing guarantee liabilities for the relevant financing guarantee company. The Administration Measures on the Asset Proportions of Financing Guarantee Companies categorize the main assets of financing guarantee companies into three levels and set up specific requirements for each level. Among other things, the sum of the Level I and Level II financial assets of a financing guarantee company is required to be no less than 70% of such financing guarantee company’s total assets less qualified receivables. The ratio for Ping An Puhui Financing Guarantee Co., Ltd was 73.7% as of December 31, 2022. The Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies require that, neither the bank nor the guarantee company may collect any fees, other than the fees as stated in the cooperation agreement or the guarantee contract, for any reason or in any form during their cooperation. Furthermore, banks and guarantee companies may separately accept clients’ applications and recommend clients to each other.

On October 9, 2019, the Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies (《關於印發融資擔保公司監督管理補充規定的通知 》) was jointly promulgated by the China Banking and Insurance Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the Ministry of Housing and Urban- Rural Development, the Ministry of Agriculture and Rural Affairs, and the State Administration for Market Regulation, which was amended on June 21, 2021. This notice requires that all local regulatory authorities shall conduct a comprehensive investigation to supervise if the entities engaging in financing guarantee businesses have been licensed or not. For companies engaging in financing guarantee business without the financing guarantee business operation license, the relevant authority may order them to close down the relevant financing guarantee business.

On July 14, 2020, the Guidelines for Off-site Supervision of Financing Guarantee Companies (《融資擔保公司非現場監管規程》) was issued by the China Banking and Insurance Regulatory Commission, effective on September 1, 2020, which provide the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and carrying out corresponding measures.

On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments) (《地方金融監督管理條例(草案徵求意見稿)》), which requires that, among others, (i) six types of financial organizations, including financing guarantee companies, are deemed as local financial organizations, and the incorporation of local financial organizations should be approved by the competent provincial regulatory authorities before they apply for the business licenses, (ii) local financial organizations are required to operate their business within the area approved by the competent provincial regulatory authorities and are not allowed to conduct business across provinces in principle, and (iii) the rules for cross-province business carried out by local financial organizations should be formulated by the State Council or by the financial regulatory department of the State Council as authorized by the State Council. The financial regulatory department of the State Council will specify a transition period for local financial organizations that have carried out businesses across provinces to maintain compliance. Notwithstanding the foregoing, pursuant to the currently effective Regulations on Financing Guarantee Companies (《融資擔保公司監督管理條例》), a financing guarantee company may establish a branch to conduct financing guarantee business outside the province where it is domiciled with a prior approval from the regulatory department where the branch is located.

Ping An Puhui Financing Guarantee Co., Ltd. (平安普惠融資擔保有限公司), one of our subsidiaries registered in Jiangsu Province, holds a financing guarantee business permit issued by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in May 2022 and has been approved by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in October 2022 to absorb our financing guarantee subsidiary in Tianjin City, Pingan Financing Guarantee (Tianjin) Co., Ltd. (平安融資擔保（天津）有限公司). As of the Latest Practicable Date, the above absorption has been completed. We previously controlled two financing guarantee companies. During self-examination in the “429 Rectification”, in accordance with the regulatory principles, we decided to cancel the financing guarantee license held by Pingan Financing Guarantee (Tianjin) and complete the deregistration of Pingan Financing Guarantee (Tianjin) to centralize management for license and optimize our organizational structure and management efficiency. To accelerate the plan mentioned above and at the same time to settle the existing business of Pingan Financing Guarantee (Tianjin) prudently, after consultation with our PRC Legal Adviser, we chose to have the other financing guarantee subsidiary Ping An Puhui Financing Guarantee Co., Ltd. (“Puhui Financing Guarantee”) to merge with Pingan Financing Guarantee (Tianjin) by absorption. Upon the completion of the absorption merger, which is a form of mergers under the PRC Company Law, Pingan Financing Guarantee (Tianjin) was deregistered and all of the credits and debts of Pingan Financing Guarantee (Tianjin) have been succeeded by Puhui Financing Guarantee legally.

During the absorption process, the existing financing guarantee business of Pingan Financing Guarantee (Tianjin) has been succeeded by the Tianjin branch of Puhui Financing Guarantee, which does not involve any re-execution or cancelation of contracts with customers. Such succession arrangement has also been approved by the relevant regulatory authorities. Specifically, the absorption has been approved by Jiangsu Provincial Bureau of Local Financial Supervision and Administration in October 2022, and Tianjin Municipal Bureau of Local Financial Supervision and Administration has announced the withdrawal of Ping An Financing Guarantee (Tianjin) Co., Ltd from the financing guarantee industry on December 21, 2022.

Pingan Financing Guarantee (Tianjin) has ceased to develop new business since the end of 2021. Subsequently, we conduct financing guarantee business all through Puhui Financing Guarantee and/or its branches. As of the Latest Practicable Date, the above absorption has been completed.

As advised by our PRC Legal Adviser, the above absorption has been approved by the competent authorities, and the relevant existing business has been directly succeeded by the surviving company, which is also a licensed financing company and qualified to operate the existing business. Based on the above, our directors are of the view that the absorption has no material actual or potential impact on our business operations.

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC (《中華人民共和國廣告法》), which was recently amended on April 29, 2021, and the Interim Measures for Administration of Internet Advertising (《互聯網廣告管理暫行辦法》), which were issued by the State Administration for Market Regulation in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Furthermore, on February 25, 2023, the State Administration for Market Regulation published the Measures for Administration of Internet Advertising (《互聯網廣告管理辦法》), which will come into effect on May 1, 2023 and the Interim Measures for Administration of Internet Advertising will be repealed simultaneously. The new measures generally retain the requirements of the interim measures, while incorporating the following major modifications: (1) clarifying the respective responsibilities of advertising publishers, internet information service providers and advertising operators; (2) introducing rules targeting new types of advertisements including those published through smart home appliances and live webcast; and (3) further prohibiting disguised publication of advertisements and emphasizing the requirement of distinguishability.

On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, the Cyberspace Administration of China, the State Administration of Foreign Exchange and the State Intellectual Property Office jointly issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments) (《金融產品網絡營銷管理辦法(徵求意見稿)》) (the “Draft Online Marketing Measures”), which regulates financial institutions and internet platform operators entrusted by such financial institutions to carry out internet marketing activities of financial products. Pursuant to this draft measures, financial institutions may not entrust any other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft measures also prohibit third-party online platform operators from participating in the sale of financial products in a disguised way without the approval of financial regulatory authorities, including but not limited to interactive consultation with consumers on financial products, suitability evaluation of consumers of financial products, signing of sale contracts, transfer of funds and participation in the income sharing of financial business by setting various charging mechanisms linked to the loan scale and interest scale. Private equity fund management institutions, credit rating agencies, and local financial organizations approved by local financial regulatory authorities, like our financing guarantee subsidiary shall also apply to this measures by reference when conducting internet marketing activities of financial products as financial institutions.

As advised by our PRC Legal Adviser, the Company is of the view that the business cooperation between our licensed subsidiaries and third-party online platforms, if applicable, is regulated by the Draft Online Marketing Measures. And the Draft Online Marketing Measures will also apply if we cooperate with other financial institutions in the role of an online platform to carry out the internet marketing of financial products. The Draft Online Marketing Measures do not prohibit our business as long as our business practices is in accordance with relevant laws, regulations and regulatory requirements.

Specifically, our business is primarily conducted through our financing guarantee subsidiary and consumer finance subsidiary, which shall be subject to the requirement for financial institutions under the Draft Online Marketing Measures when conducting internet marketing activities of financial products. Nevertheless, the impact of the Draft Online Marketing Measures towards our principal business is limited because we mainly acquire customers through offline channels, and have limited cooperation with third- party online platforms for online marketing for our financial products.

However, we still have some business that may be defined as internet marketing of financial products through online platform, such as Lujintong. As advised by our PRC Legal Adviser, we, as an online platform, have complied with the Draft Online Marketing Measures in all material aspects except that in some limited cases, certain service fees we charge from financial institution partners are based on loan volume and interest rate, which may be recognized as participating in the income sharing of financial business in a disguised way. Therefore, once the Draft Online Marketing Measures are adopted in the current form, we may be required to adjust the way we charge financial institutions under certain cases. If the Draft Online Marketing Measures take effect in its current form, we will consult and negotiate with our financial institution partners to make the necessary adjustments on cooperation agreements as required by the authorities and our financial institution partners to ensure compliance. Given that (i) such business had very limited contribution to our financial performance during the Track Record Period, which amounted to less than 5% of our total income; (ii) we have not received any notice from its financial institution partners regarding the potential adjustment; and (iii) the Draft Online Marketing Measures provide a 6-month grace period from its effectiveness date for companies to make adjustments and become compliant with the provisions therein, if the Draft Online Marketing Measures are adopted in their current form, we believe the adjustment of the service fee arrangement will not have a material adverse effect on the cooperation between the financial institutions and us or our total income.

Based on the above, as advised by our PRC Legal Adviser, we are of the view that the Draft Online Marketing Measures as well as such measures we may take will not cause any adverse impact on our business operation and financial condition. We will closely monitor regulatory developments as they occur and adjust our business operations accordingly.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Document relating to selected aspects of our history, development and corporate structure.

OVERVIEW

The history of our retail credit and enablement business dates back to August 2005, when Ping An Group launched a consumer loan business in Shenzhen, China.

In 2014, we underwent a series of reorganizations to further the strategic development of our business and incorporated Lufax Holding Ltd as an exempted company under the laws of the Cayman Islands in December 2014 to act as the holding company for our corporate group. In May 2016, we acquired our retail credit and enablement business from Ping An Group.

Prior to our initial public offering in the United States, we carried out three rounds of equity financing, the first two in 2015 and 2016, and the third one with separate closings in 2018 and 2019. In addition, we issued automatically convertible promissory notes and optionally convertible promissory notes in 2020. On October 30, 2020, the ADSs representing our ordinary shares commenced trading on NYSE under the symbol “LU.”

KEY BUSINESS MILESTONES

The following is a summary of our key business development milestones in our history:

Year	Event
2005	Launched our retail credit and enablement business when Ping An Group started a consumer loan business in Shenzhen, China

2011	Shanghai Lufax was established by Ping An Group as one of its online wealth management business units

2012	Launched our first online secondary trading place, lufax.com, offering wealth management services

2013	Launched our mobile application, Lufax App, on the iOS and Android platform

2014	Incorporated the Company under the laws of the Cayman Islands

Chongqing Jin’an Microloan Co., Ltd. was incorporated under the laws of the PRC

2015	Expanded product offering to include fund products

Launched our mobile application, Puhui App, on the iOS and Android platform

2016	Acquired 100% equity interests in Gem Alliance Limited and its subsidiaries (including but not limited to Ping An Puhui Enterprises Management and Ping An Puhui Financing Guarantee Co., Ltd.)

Year	Event

Expanded operations into the retail credit and enablement business

Awarded the 2016 Best Internet Financial Platform Award (2016年度最佳互聯網金融平臺獎) at the China Securities Journal Golden Bull Awards (中 國證券報金牛獎), the 2016 Top Ten Cases of Fintech Innovation (2016年中國金融機構金牌榜年度十佳互聯網金融創新公司) by the Financial Times (金融時報社), and the 2016 Asian Banker’s Trading Platform Award (亞洲銀行家2016年度交易平臺) by the Asian Banker (亞洲銀行家)

Named as the 2017 Outstanding Fintech Company (2017年度卓越金融科技公司) by the Economic Observer (經濟觀察報) and the 2017 Most Competitive Internet Wealth Management Platform (2017卓越競爭力互聯網財富管理平臺) by the China Business Journal (中國經營報)

Awarded the 2017 Best-in-Class Risk Control Award (2017風控能力先鋒機構獎) and the 2017 Best-in-Class Fintech Award (2017科技金融先鋒機構獎) by the International Finance News (國際金融報)

2019	Completed our C-round financing

Passed the CMMI Level 3 Appraisal

2020	We listed the ADSs on the NYSE under the symbol “LU”

Established Ping An Consumer Finance Co., Ltd. and obtained the Financial Business Permit (金融許可證) issued by the CBIRC Shanghai Office

2022	Awarded the Best Inclusive Finance Project in China (中國最佳普惠金融項目) and the Annual Green Sustainable Management Platform (年度綠色可持續管理平臺) by the Asian Banker (亞洲銀行家)

Awarded the Leading Financial Institution for SME Services of 2022 (年度中小企業服務領航金融機構) by the Economic Observer (經濟觀察報)

Named in the China 2022 ESG 50 List by Forbes China (福布斯)

Awarded the Sustainable Development Species Award (可持續發展物種獎) for our Janus risk decision engine by the Harvard Business Review (China edition) (哈佛商業評論)

Awarded the Competitive Company of the Year (2022年度競爭力公司) by 21st Century Business Herald (21世紀經濟報導)

OUR PRINCIPAL OPERATING SUBSIDIARIES

Set forth below are certain details of our principal subsidiaries and Consolidated Affiliated Entities which made a material contribution to our results of operations during the Track Record Period:

Name of Entity	Principal Business Activities	Place of Establishment	Date of Establishment

Gem Blazing Limited	Intermediate holding	Cayman Islands	May 28, 2015

Name of Entity	Principal Business Activities	Place of Establishment	Date of Establishment

Wincon Hong Kong Investment Company	Intermediate holding	Hong Kong	December 29, 2014

Weikun (Shanghai) Technology	Technology advisory service	PRC	February 28, 2015

Jinjiong (Shenzhen) Technology Service Company Ltd.	Intermediate holding	PRC	October 16, 2017

Lufax (Shenzhen) Technology	Internet platform service	PRC	September 25, 2018

Gem Alliance Limited	Intermediate holding	Cayman Islands	May 26, 2015

Harmonious Splendor Limited	Intermediate holding	Hong Kong	June 1, 2015

Ping An Puhui Financing Guarantee Co., Ltd.	Financing guarantee business	PRC	December 25, 2007

Ping An Puhui Enterprises Management	Enterprise management service	PRC	July 7, 2015

Chongqing Jin’an Microloan Co., Ltd.	Microloan business(1)	PRC	December 25, 2014

Ping An Puhui Investment & Consulting Co., Ltd.	Investment and financial consulting service	PRC	September 5, 2005

Ping An Puhui Information Services Co., Ltd.	Information technology service	PRC	July 18, 2016

Ping An Consumer Finance Co., Ltd.	Consumer finance business	PRC	April 9, 2020

Shanghai Xiongguo	Intermediate holding	PRC	December 10, 2014

Shanghai Lufax	Online wealth management information platform service	PRC	September 29, 2011

Shenzhen Lufax Enterprise Management	Intermediate holding	PRC	May 23, 2018

Note:

(1)    As of the Latest Practicable Date, Chongqing Jin’an Microloan Co., Ltd. was not involved in any business.

MAJOR SHAREHOLDING CHANGES OF THE COMPANY AND OUR PRINCIPAL SUBSIDIARIES

Shareholding changes of the Company

The Company was incorporated as an exempted company with limited liability in the Cayman Islands on December 2, 2014. As of the date of our incorporation, our authorized share capital was US$50,000 divided into 5,000,000,000 shares of US$0.00001 par value each, of which 4,500,000,000 shares were designated as Class A ordinary shares and 500,000,000 shares were designated as Class B ordinary shares.

Class A Ordinary Shares

On the date of our incorporation, the Company issued 949,999,999 Class A ordinary shares, among which (i) 173,744,732 Class A ordinary shares to Lanbang Investment Company Limited, (ii) 280,705,464 Class A ordinary shares to Tongjun Investment Company Limited, (iii) 20,644,803 Class A ordinary shares to Linzhi Jinsheng Investment Company Limited, and (iv) 474,905,000 Class A ordinary shares to An Ke Technology, for a nominal consideration in connection with our corporate restructuring to mirror the then-shareholding structure in Shanghai Lufax.

As part of a reorganization, we acquired 40% equity interest in each of Ping An Jixin (Shanghai) Investment Management Co., Ltd. and Chongqing Chongjinsuo in 2018. Upon the completion of the transaction, we issued 22,146,871 Class A ordinary shares to Honor Reliance Development Limited, for a nominal consideration on June 12, 2018. Ping An Jixin (Shanghai) Investment Management Co., Ltd., Chongqing Chongjinsuo and Honor Reliance Development Limited are all controlled by the same person.

Class B Ordinary Shares

On March 23, 2015 and January 15, 2016, the Company issued a total of 73,124,858 Class B ordinary shares for a total consideration of US$776.6 million to our A-round investors, namely, Key Horizon Limited, CDH Merivale Limited, Fintech Investment Co. Ltd., Sino Delightful Holdings Limited, Ease Run Global Limited, Fung Shing Investments Ltd., Excelwit Investments Limited, Guosheng Internet Investment L.P. and Union Expert Investment Holding Limited.

On January 15, 2016, the Company issued a total of 62,071,988 Class B ordinary shares for a total consideration of approximately US$924 million to our B-round investors, namely, Bank of China Group Investment Limited, Chia Tai Bright Enterprise Limited, Spectron Enterprises Limited, Magic Continent Limited, CMBC International Holdings Limited, Country Garden Holdings Company Limited, Guotai Junan Finance (Hong Kong) Limited, Guosheng Internet Investment L.P., Lu Hu Investment Company Limited and Fung Shing Investments Ltd.

Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued the Ping An Convertible Promissory Notes with the outstanding principal amount of US$1,953.8 million. The acquisition was consummated in May 2016. In October 2015, Ping An Overseas Holdings agreed to transfer US$937.8 million of the outstanding principal amount of the Ping An Convertible Promissory Notes and all rights, benefits and interests attached thereunder to An Ke Technology.

In December 2022, the Company, Ping An Overseas Holdings and An Ke Technology entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes (the “Amendment and Supplemental Agreement”), pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the Amendment and Supplemental Agreement. In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the Amendment and Supplemental Agreement, the Company agreed to pay Ping An Overseas Holdings and An Ke Technology a total amount of approximately US$1,071.1 million (the “Consideration”) together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately US$535.5 million was paid in December 2022 and the second tranche payment of the Consideration in the total amount of approximately US$535.6 million was paid in March 2023. Taking into account the dividend announced on March 13, 2023, the Ping An Convertible Promissory Notes can be converted into an aggregate of 74,402,132 ordinary shares, representing approximately 6.5% of the total issued and outstanding Shares as of the Latest Practicable Date.

A summary of the principal terms and conditions of the Ping An Convertible Promissory Notes are set out below.

Holders of the Ping An Convertible Promissory Notes	China Ping An Insurance Overseas (Holdings) Limited An Ke Technology Company Limited

Issuance date of the Ping An Convertible Promissory Not	October 8, 2015

Outstanding principal amount of the Ping An Convertible Promissory Notes	US$507,988,000.00 for the convertible promissory note issued to China Ping An Insurance Overseas (Holdings) Limited US$468,912,000.00 for the convertible promissory note issued to An Ke Technology Company Limited

Interest and interest payment dates	The Ping An Convertible Promissory Notes will bear interest from October 8, 2015 at the rate of 0.7375% per annum of the principal amount of the Ping An Convertible Promissory Notes outstanding from time to time, payable by the Company semiannually until the maturity date.

Maturity date	The eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes (i.e., October 8, 2026)

Transferability	The Ping An Convertible Promissory Notes or any part(s) thereof may be assigned or transferred to any third party subject to compliance of certain conditions, including, among others, (a) the execution of a form of transfer substantially in the agreed form annexed to the Ping An Convertible Promissory Notes, and (b) that the Ping An Convertible Promissory Notes must be delivered for cancelation to the Company accompanied by a duly executed form of transfer.

Conversion period	The period commencing on April 30, 2026 until the date which is five (5) business days before (and excluding) the maturity date (i.e., October 8, 2026).

Conversion right	The holders of the Ping An Convertible Promissory Notes shall have the right to convert the whole or any part of the outstanding principal amount of the Ping An Convertible Promissory Notes into certain number of the ordinary shares of the Company (“Conversion Shares”) at any time during the conversion period at the initial conversion price of US$14.8869 per share, subject to certain adjustments (“Conversion Price”), primarily including adjustments for (i) any consolidation or subdivision of Shares, (ii) any issuance of Shares to the shareholders by way of capitalization of profits or reserves, (iii) any capital distributions made to shareholders, (iv) certain issuance of Shares, or certain grant of options, warrants or other rights to purchase any Shares, to shareholders at a price less than the current market price, (v) any issuance of any securities (other than Shares or options, warrants or other rights to purchase Shares) to all or substantially all Shareholders as a class by way of rights, or any grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to purchase any securities (other than Shares or options, warrants or other rights to purchase Shares), (vi) any issuance of securities by the Company or any subsidiary, or any other person (pursuant to any arrangements with the Company or any subsidiary) in connection with an offer by or on behalf of the Company or any subsidiary or such other person, pursuant to which offer the shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them, and (vii) other events that the Company considers that it would be appropriate for an adjustment to be made to the conversion price, subject to the Guidance Letters and all relevant regulations.

Determination of the number of Conversion Shares	The number of Conversion Shares to be issued by the Company to each holder of the Ping An Convertible Promissory Notes shall be equal to the quotient of (i) the principal amount of the relevant Ping An Convertible Promissory Note divided by (ii) the Conversion Price rounded down to the nearest US$ cent. No fraction of share shall be issued on conversion.

Conversion Price	The initial conversion price is US$14.8869 per share, subject to anti-dilution adjustments including, among others, any consolidation or subdivision of shares and any payment of capital distribution to the shareholders.

Redemption right	Unless previously converted or purchased and canceled, the Company will redeem the Ping An Convertible Promissory Notes at 100% of its outstanding principal amount together with accrued interest (calculated up to but including the date of redemption) on the maturity date. The holders of the Ping An Convertible Promissory Notes shall be entitled (but not obliged) to give a redemption notice to the Company in writing that the Ping An Convertible Promissory Notes are, and shall become due and payable within 30 days of receipt of such notice if an event of default occurs and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Convertible Promissory Notes specifying the occurrence of any of the events of defaults.

Change of Authorized Share Capital

On October 18, 2018, our authorized share capital was re-classified to US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, of which 4,000,000,000 shares were designated as Class A ordinary shares, 500,000,000 shares were designated as Class B ordinary shares, and 500,000,000 shares were designated as Class C ordinary shares.

Class C Ordinary Shares

On November 29, 2018 and January 31, 2019, we issued a total of 46,949,725 Class C ordinary shares for a total consideration of approximately US$1,411.9 million to our C-round investors and purchasers, namely, F3 Holding LLC, DIC Holding LLC, HS Investments AP13 Limited, HS Investments (A) L.P., HS Investments (C) Limited, So Cheung Wing, Lux Holdings Limited, LionRock LJS L.P. (formerly known as LionRock Money L.P.), All-Stars PESP V Limited, Macquarie Capital Asian Fintech Investments Holdings LP, SBI Hong Kong Holdings Co., Limited, SBI AI&Blockchain Investment LPS, J.P. Morgan Securities LLC, UBS AG, London Branch, Hermitage Galaxy Fund SPC (on behalf of, Hermitage Fund Four SP), Broad Street Principal Investments L.L.C., United Overseas Bank Limited, Bangkok Bank Public Company Limited, Saber Capital (Mauritius) Limited.

C-Round Restructuring Convertible Notes

On September 30, 2020, we issued automatically convertible promissory notes and optionally convertible promissory notes (together, the “C-Round Restructuring Convertible Notes”) in a total principal amount of US$1,361,925,000 to certain holders of our Class C ordinary shares in exchange for a total of 45,287,111 Class C ordinary shares held by them. These holders are F3 Holding LLC, DIC Holding LLC, HS Investments AP13 Limited, So Cheung Wing, Lux Holdings Limited, LionRock LJS L.P., All-Stars PESP V Limited, Macquarie Capital Asian Fintech Investments Holdings LP, SBI Hong Kong Holdings Co., Limited, SBI AI&Blockchain Investment LPS, HS Investments (A) L.P., HS Investments (C) Limited, UBS AG, London Branch, Hermitage Galaxy Fund SPC (on behalf of Hermitage Fund Four SP), Broad Street Principal Investments L.L.C., United Overseas Bank Limited, Saber Capital (Mauritius) Limited, Rajendra Singh 2011 Florida Trust FBO Hersh Raj Singh, Rajendra Singh 2011 Florida Trust FBO Samir Raj Singh, LMA SPC for the account of Map 248 Segregated Portfolio, Aaron Nieman, Blaine Marder, J.P. Morgan Securities LLC and Generation Growth Investors Limited.

The automatically convertible promissory notes (the “Automatically Convertible Notes”) were mandatorily and automatically converted into our ordinary shares upon the closing of our initial public offering in the U.S. in November 2020. The number of ordinary shares issued to the holder of Automatically Convertible Note(s) upon the automatic conversion were determined by dividing the outstanding principal amount of Automatically Convertible Note(s) by the price per ordinary share issued by us in our initial public offering in the U.S. in November 2020, subject to adjustments. The Automatically Convertible Notes bear interest from (and excluding) the date of issuance at the rate of 6% per annum of the principal amount outstanding, which were payable by us upon the conversion of the notes at the closing of our initial public offering in the U.S. in November 2020.

Pursuant to the optionally convertible promissory notes (the “Optionally Convertible Notes”), at any time during the period commencing on the closing of our initial public offering in the U.S. in November 2020 and ending on the business day immediately prior to September 30, 2023, the holder of Optionally Convertible Note(s) shall have the right (but not the obligation) to convert all or any portion of the outstanding principal amount of the Optionally Convertible Note(s) into ordinary shares and at any time during the period commencing on the first anniversary of the closing of our initial public offering in the U.S. (i.e., November 3, 2021) and ending on the business day immediately prior to September 30, 2023, we shall have the right (but not the obligation) to require the holders to convert all (but not less than all) of the outstanding principal amount of Optionally Convertible Note(s) into ordinary shares, so long as the closing price of the ADSs representing the ordinary shares during a specified period of time is at least 125% of approximately US$30.07 per ordinary share. The conversion price for the Optionally Convertible Notes is approximately US$30.07 per ordinary share, subject to adjustments, and, taking into account the dividend announced on March 13, 2023, the Optionally Convertible Notes can be converted into an aggregate of 44,495,717 ordinary shares, representing approximately 3.9% of the total issued and outstanding Shares as of the Latest Practicable Date. The Optionally Convertible Notes bear interest from (and excluding) the date of issuance at the rate of 6% per annum of the principal amount outstanding, which will be payable by us upon each of the first and second anniversary of date of issuance as well as the earlier of September 30, 2023 or the date(s) of conversion until the notes become fully repaid or converted.

As of December 31, 2022, the outstanding principal amount of the Optionally Convertible Notes amounted to RMB8,062.4 million.

Immediately prior to the completion of our initial public offering in the U.S. in November 2020, our authorized share capital increased to US$100,000 divided into 10,000,000,000 shares of US$0.00001 par value each, and (i) all of our issued and outstanding Class B ordinary shares and Class C ordinary shares were automatically converted into 136,859,460 Class A ordinary shares on a one-for-one basis, (ii) the remaining authorized and unissued Class B ordinary shares and Class C ordinary shares were re-designated and re-classified into Class A ordinary shares, (iii) all of the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares were re-designated and reclassified into ordinary shares on a one-for-one basis.

For subsequent shareholding changes of the Company, see “Statutory and General Information—A. Further Information about the Company and Our Subsidiaries—2. Changes in share capital of the Company” in Appendix IV to the Listing Document.

Shareholding changes of our principal subsidiaries

For details of the changes in shareholding in our principal subsidiaries, see “Statutory and General Information—A. Further Information about the Company and Our Subsidiaries—3. Changes in the share capital of our subsidiaries” in Appendix IV to the Listing Document.

COMPLIANCE WITH GUIDANCE LETTER

Based on the documents provided by the Company relating to the Ping An Convertible Promissory Notes and the Optionally Convertible Notes, the Joint Sponsors confirm that the Ping An Convertible Promissory Notes and the Optionally Convertible Notes are in compliance with Guidance Letter HKEX- GL44-12 issued by the Stock Exchange in October 2012 and updated in March 2017.

MAJOR ACQUISITIONS, DISPOSALS AND MERGERS

In order to expand our business into the retail credit market, the Company acquired the entire issued share capital of Gem Alliance Limited, an investment holding company incorporated in the Cayman Islands that is principally engaged in retail credit and enablement business in the PRC through its wholly-owned subsidiaries, including Ping An Puhui Enterprises Management. For further details on the business of Ping An Puhui Enterprises Management, see the sections headed “Business—Our Business Model” in this listing document.

The Company acquired the entire issued share capital of Gem Alliance Limited from Ping An Overseas Holdings, the Controlling Shareholder, by entering into a share purchase agreement with Ping An Overseas Holdings dated August 27, 2015 and issuing convertible promissory notes as consideration to Ping An Overseas Holdings in October 2015, which were further transferred to An Ke Technology in October 2015. For details of the convertible promissory notes, see the paragraph headed “—Major Shareholding Changes of the Company and our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology” in this section. The consideration was determined based on arm’s length negotiation among the parties with reference to, amongst other things, the financial conditions, business prospects and market position of Gem Alliance Limited and its subsidiaries. The acquisition was properly and legally completed and settled on May 31, 2016. Ping An Puhui Enterprises Management and its wholly-owned subsidiaries have since then became wholly-owned subsidiaries of the Company.

Save as disclosed under this subsection, we have not conducted any other acquisitions, disposals or mergers since our inception that we consider to be material to us.

OUR INVESTORS PRIOR TO THE NYSE LISTING

Prior to the listing of the ADSs on the NYSE in October 2020, the Company had raised three rounds of equity financing in the form of issuance of Class B ordinary shares and Class C ordinary shares of the Company. The total consideration of such financings was approximately US$3.1 billion. The financings led to the issuance of certain Class B ordinary shares and Class C ordinary shares in the share capital of the Company, and immediately prior to the completion of our initial public offering in the U.S., (i) all of our issued and outstanding Class B ordinary shares and Class C ordinary shares were automatically converted into 136,859,460 Class A ordinary shares on a one-for-one basis, (ii) the remaining authorized and unissued Class B ordinary shares and Class C ordinary shares were re-designated and re-classified into Class A ordinary shares, and (iii) all of the then issued and outstanding Class A ordinary shares and the remaining authorized and unissued Class A ordinary shares were re-designated and reclassified into ordinary shares on a one-for-one basis. Further details are as set out in the sub-section headed “—Major Shareholding Changes of the Company and our Principal Subsidiaries—Shareholding changes of the Company” in this section.

LISTING ON THE NYSE

On October 30, 2020, we listed the ADSs on the NYSE under the symbol “LU.” Our initial public offering was completed on November 3, 2020. Pursuant to our initial public offering, we sold 175,000,000 ADSs, representing 87,500,000 ordinary shares, at an offering price of US$13.50 per ADS. In addition, the underwriters exercised their option in part to purchase an additional 24,155,128 ADSs, representing 12,077,564 ordinary shares, at the public offering price on December 1, 2020. We raised US$2,578.9 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

As of the Latest Practicable Date, we have utilized over 80% of the net proceeds from our initial public offering in the U.S. for general corporate purposes. We still intend to use the remainder of the proceeds for purposes as disclosed in our registration statement on Form F-1 issued in connection with our initial public offering in the U.S. We invest any unutilized net proceeds in short-term, interest-bearing bank wealth management products and term deposits.

Our Directors confirm that since the date of our listing on the NYSE and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of the NYSE in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the NYSE.

Based on the currently available information and independent due diligence work conducted by the Joint Sponsors, including but not limited to, (a) engaging an investigative consultancy firm to conduct background search on the Company and its material subsidiaries, and reviewing such search results, the Joint Sponsors have followed up with the Company on the details of the finding and nothing material has come to the attention of the Joint Sponsors; (b) engaging agent to conduct litigation searches against the Company and its subsidiaries and reviewing such litigation search results, and no adverse records over litigation and bankruptcy in the United States involving the Company were identified; (c) conducting searches on NYSE website; (d) reviewing the Company’s public filings with the SEC and its websites; and (e) conducting due diligence interview with the management of the Company, nothing has come to the attention of the Joint Sponsors that would cause them to disagree with the Directors’ view above.

REASONS FOR THE LISTING

We are currently seeking to have our Shares listed on the Main Board of the Stock Exchange in order to have the dual primary listing status in both the United States and Hong Kong. Our Directors consider that it is a critical step towards integrating our shareholdings and capital structure with the capital market in Hong Kong, and with the stature and prestige of having the Shares listed on the Stock Exchange, the Company will enhance its competitive position in pursuing its growth strategy particularly in Hong Kong, which the Company believes is beneficial and will create value for its Shareholders.

PRC REGULATORY REQUIREMENTS

According to the Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》) (the “M&A Rules”) jointly issued by MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, SAT, the CSRC, the SAMR and SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009, a foreign investor is required to obtain necessary approvals when it (i) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (ii) subscribes the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (iii) establishes a foreign-invested enterprise through which it purchases the assets of a domestic enterprise and operates these assets; or (iv) purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further purport to require that an offshore special purpose vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.

Our PRC Legal Adviser is of the opinion that based on its understanding of the current applicable PRC laws and regulations, the prior CSRC approval for this Listing under the M&A Rules is not required because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listings like ours under the Listing Document are subject to the M&A Rules, (ii) our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of “PRC domestic companies” as such term is defined under the M&A Rules using equities as consideration , (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules, and (iv) this is a listing of a company that has been listed in the United States. However, our PRC Legal Adviser further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented.

SAFE REGISTRATION IN THE PRC

Pursuant to the SAFE Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Round-trip Investments Conducted by Domestic Residents through Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管 理有關問題的通知》) (“SAFE Circular 37”), promulgated by SAFE and became effective on July 4, 2014, (a) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing, and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident individual shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap by PRC residents, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the SAFE Circular on Further Simplification and Improvement in Foreign Exchange Administration Policies on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》 ) (“SAFE Circular 13”), which became effective on June 1, 2015, the power to accept SAFE registration was delegated from local SAFE to local banks where the assets or interest in the domestic entity was located.

As advised by our PRC Legal Adviser, Mr. Wenwei DOU, Ms. Wenjun WANG, Mr. Xuelian YANG, Mr. Jingkui SHI, who indirectly hold Shares of the Company and are known to us as being PRC citizens, have completed the process of initial registration under the SAFE Circular 37 in December 2014.

OUR CORPORATE STRUCTURE

The following diagram illustrates a simplified corporate and shareholding structure of the Group as of the Latest Practicable Date:

Notes:

(1)

Represents 285,000,000 ordinary shares held by An Ke Technology, a Hong Kong company and 189,905,000 ordinary shares held by Ping An Overseas Holdings, a Hong Kong company. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology, which is wholly owned by Ping An Insurance, a company incorporated under the laws of the PRC whose shares are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance.

(2)

Represents 275,203,430 ordinary shares held by Tun Kung Company Limited, a British Virgin Islands company, plus, as of March 30, 2023, (i) 33,626,250 ordinary shares which were converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 11,500,000 ordinary shares which were converted to 23,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022. As of December 9, 2022, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Lanbang Investment Company Limited’s shares. As far as Tun Kung Company Limited is aware, save as disclosed in the Listing Document, each of Mr. Jingkui SHI and Mr. Xuelian YANG has no other relationship with the Ping An Group and the Company as of the Latest Practicable Date. As advised by Tun Kung Company Limited, as far as Tun Kung Company Limited is aware, as of the Latest Practicable Date, there is no acting-in-concert arrangement between Tun Kung Company Limited (including its shareholders) and Ping An Group, nor does Tun Kung Company Limited hold the Shares on behalf of Ping An Group.

Tongjun Investment Company Limited is a company directly held by two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholders to hold the shares of Tongjun Investment Company Limited on behalf of the beneficiaries, who are senior employees of Ping An Insurance and its subsidiaries or associates. Mr. Wenwei DOU is a senior attorney of Ping An Insurance. The nominee shareholders act upon, and vote and pass shareholders’ resolutions relating to, the matters of Tongjun Investment Company Limited in accordance with instructions from a five-person management committee. The five members of the management committee, which consist of Jun Yao, Jianrong Xiao, Peng Gao, Wenwei Dou and Wenjun Wang, represent the beneficiaries in making investment decisions for and supervise the management and operation of Tongjun Investment Company Limited. The five members of the management committee are all employees of Ping An Group. None of the five members is a director or senior management of Ping An Insurance, or a director, senior management or employee of our company.

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui SHI and Mr. Xuelian YANG, has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang Investment Company Limited (the “Lanbang Offshore Call Options”). Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 28.3% of our ordinary shares. Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology’s exercise of the Lanbang Offshore Call Options.

Lanbang Investment Company Limited has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung Company Limited (the “Tun Kung Offshore Call Options”, and together with the Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options.

The shareholders of Lanbang Investment Company Limited also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company (“Shanghai Lanbang”), which holds 18.29% of the equity interest in two of the Consolidated Affiliated Entities, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management. Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to Ping An Financial Technology, the parent company of An Ke Technology, to purchase up to 100% of his equity interest in Shanghai Lanbang (the “Onshore Call Options”), and together with the Offshore Call Options, the “Call Options”).

On August 20, 2021, we were notified that An Ke Technology and its parent company, Ping An Financial Technology, amended the exercise period of the Call Options. Following such amendments to the exercise period of the Call Options, the Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. Such ten-year period may be extended by An Ke Technology or Ping An Financial Technology, as applicable, by written notice.

The exercise price of the Offshore Call Options is calculated pursuant to a formula, which is primarily based upon a predetermined value as multiplied by the ratio of the market price of our ADSs representing our ordinary shares plus any dividends and distributions to the price of our shares paid by our A-round investors. If An Ke Technology had already exercised an option to call the shares under Tun Kung Offshore Call Options before the first exercise of the option to call the shares under Lanbang Offshore Call Options, the exercise price for the first exercise of the option to call the shares under Lanbang Offshore Call Options shall be increased by an amount calculated based on the proceeds received by Lanbang Investment Company Limited pursuant to the exercise of the Tun Kung Offshore Call Options. The exercise price of the Onshore Call Options is calculated pursuant to another formula, which is primarily based upon a predetermined value plus amount as adjusted by a premium rate.

(3)

Namely, Bangkok Bank Public Company Limited and So Cheung Wing. The foregoing Shareholders are our investors that invested in us before our initial public offering in the U.S. and the share percentage excludes the Shares held by them in the form of ADSs that have been included in note (4) below.

(4)

Represents 342,989,127 ordinary shares underlying the ADSs held by our Depositary, excluding (i) 33,626,250 ordinary shares which were converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 11,500,000 ordinary shares which were converted to 23,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022, as detailed in note (2) above.

(5)

Ping An Financial Technology, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang and Linzhi Jinsheng Investment Management Limited Partnership hold 49.99%, 29.55%, 18.29% and 2.17%, respectively, of the equity interests in each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management.

Ping An Financial Technology is wholly owned by Ping An Insurance. Xinjiang Tongjun Equity Investment Limited Partnership is a limited partnership incorporated under the laws of the PRC, and each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, owns 50% of Xinjiang Tongjun Equity Investment Limited Partnership’s interests. Shanghai Lanbang is a company incorporated under the laws of the PRC, and each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Shanghai Lanbang’s shares. Linzhi Jinsheng Investment Management Limited Partnership is a limited partnership incorporated under the laws of the PRC, and Mr. Xuelian YANG owns 60% and Mr. Jingkui SHI owns 40% of Linzhi Jinsheng Investment Management Limited Partnership’s interests.

(6)	Shanghai Xiongguo and Shanghai Huikang Information Technology Limited hold 99.995% and 0.005%, respectively, of the equity interests in Shanghai Lufax.
(7)	Ping An Puhui Enterprises Management holds the remaining 9.375% of the equity interests in Chongqing Jin’an Microloan Co., Ltd.
(8)	Ping An Insurance holds the remaining 30% of the equity interests in Ping An Consumer Finance Co., Ltd.

PUBLIC FLOAT

So far as our Directors are aware, immediately following the completion of the Listing (assuming no Shares are issued pursuant to the Share Incentive Plans or upon the conversion of the outstanding Convertible Promissory Notes), the following persons, (i) Ping An Insurance (through An Ke Technology, Ping An Overseas Holdings and Ping An Financial Technology), (ii) Tun Kung Company Limited and (iii) Mr. Gregory Dean GIBB, being Director and chief executive officer of the Company, will hold approximately 69.4% of the Company’s total issued and outstanding Shares in aggregate, and such Shares will not be counted towards the public float for the purpose of Rule 8.08 of the Listing Rules after the Listing.

BUSINESS

The following section sets forth updated and supplemental information in the Listing Document relating to selected aspects of our business and operations as well as a current description of our strengths and strategies.

OVERVIEW

Who we are

We are a leading financial services enabler for small business owners (“SBOs”) in China. Our mission is to foster small business competitiveness and sustainability by providing individual entrepreneurs with access to financial products and services and empowering institutional partners to reach and serve SBOs efficiently.

SBOs include both owners of legal entities and individuals who conduct their business as sole proprietors. SBOs often own and operate multiple small and micro businesses (“SMBs”), either consecutively or concurrently, in the same or related industries and at different stages in their lifecycles.

We offer financing products designed principally to address the needs of SBOs. In doing so, we have established relationships with over 550 financial institutions in China, many of which have worked with us for over three years. These financial institutions provide funding and credit enhancement for the loans we enable as well as other products to enrich the SBO ecosystem that we are creating.

We consider ourselves a non-traditional financial service provider, by which we mean we apply cutting-edge technology to the enablement of transactions by traditional financial institutions, such as banks, which are licensed to accept deposits and make loans but which are limited in their market reach in certain respects by their reliance on traditional offline business practices.

Enablement means that we make it possible for financing transactions to occur, by connecting financial institutions to borrowers they would not otherwise reach, providing or arranging credit enhancement services to allow loans to be made, and providing post-origination services such as collection services, and value-added services and tools.

Through our offline-to-online model supported by our nationwide direct sales network, we have served a total of over 4.6 million, 5.9 million, and 6.6 million SBOs in China since the beginning of our business in 2005, as of December 31, 2020, 2021 and 2022, respectively. The total outstanding balance of loans we enabled was RMB545.1 billion, RMB661.0 billion and RMB576.5 billion (US$82.9 billion) as of December 31, 2020, 2021 and 2022, respectively. We ranked second among non-traditional financial service providers for SBOs in China in terms of total outstanding balance of inclusive SMB loans as of June 30, 2022, with a market share of 17.6%.

What we do

We are primarily engaged in the enablement of loans in China. We enable loans under two distinct business models. Approximately 99.3%, 98.2% and 94.9% of the total outstanding loans we had enabled as of December 31, 2020, 2021 and 2022, respectively, are loans we enabled under our core retail credit and enablement business model. These are large-ticket loans, having an average ticket size of RMB164,483, RMB199,502 and RMB240,179 for general unsecured loans enabled in 2020, 2021 and 2022, respectively, and RMB390,467, RMB430,795, and RMB438,675 for secured loans enabled in 2020, 2021 and 2022, respectively. The remaining 0.7%, 1.8% and 5.1%, respectively, consist of loans we had enabled through our licensed consumer finance subsidiary. These are small-ticket loans, having an average drawdown of RMB3,301, RMB3,797, RMB5,979 in 2020, 2021 and 2022, respectively. The enablement of loans accounted for nearly all of our total income in the Track Record Period. In addition to the enablement of loans, we have also begun to refer borrowers to banks through a product that we have branded Lujintong (陸金通), which accounted for less than 2% of our total income during any year.

We operate our core retail credit and enablement business model under the Puhui brand. Puhui targets SBOs who require larger ticket size loans on short notice for imminent operating commercial needs of their businesses, and to a lesser extent also salaried workers dealing with major life expenses. Puhui enables two types of loans, which we refer to as general unsecured loans and secured loans. We do not fund these loans ourselves. We have two sources of funding for these loans, namely, banks and trusts, which we refer to collectively as our funding partners. We also arrange for credit enhancement for these loans through third- party credit enhancement providers or our own licensed financing guarantee subsidiary. Our financing guarantee subsidiary and third-party credit enhancement providers both offer credit enhancement services from the borrowers’ perspective. Our financing guarantee subsidiary provides credit guarantee to the borrowers, while insurance companies within our third-party credit enhancement providers offer credit guarantee insurance. Both credit guarantee and credit guarantee insurance refer to the same type of guarantee services. However, the nomenclature is different as guarantee companies and insurers operate under different licensing regimes. We refer to our funding partners and the third-party credit enhancement providers together as our institutional partners. Our ability to connect SBOs and other borrowers with similar needs to lenders and to make those loans possible through credit enhancement and a variety of other services is central to our value proposition.

The following chart illustrates how we enable borrowers and institutional partners through our core retail credit and enablement business model.

We used to adopt a loan facilitation model before the Track Record Period. In 2018, we began the transformation of our business using a joint guarantee arrangement to share credit risk through our financing guarantee subsidiaries with our third party credit enhancement providers, and subsequently increased our risk sharing since late 2020 for a number of reasons. By accepting some credit risk on the loans we enable, we align ourselves more closely with trends in PRC government policy for non-traditional financial service providers. Taking credit risk also allows us to share borrower data with our institutional partners in a manner that is compliant with PRC regulatory requirements. Taking risk signals to our funding partners that we have confidence in our credit analysis, and it also gives us more flexibility in coping with fluctuations in the price for credit enhancement. As of December 31, 2020, 2021 and 2022, the outstanding balance of loans which we bore credit risks totaled RMB32.2 billion, RMB109.8 billion and RMB135.4 billion (US$19.5 billion), respectively, and the corresponding amounts of provision were RMB1.7 billion, RMB5.5 billion and RMB12.8 billion (US$1.8 billion), respectively. In 2020, 2021 and 2022, we made a payment of RMB0.7 billion, RMB1.5 billion and RMB6.8 billion (US$1.0 billion), respectively, to our funding partners for claims against defaults.

Our consumer finance subsidiary targets consumers in China who need small-ticket loans, typically to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods. As a licensed entity operating in a highly regulated field, it operates separately from Puhui and follows its own distinct business model. The market for consumer finance loans is complementary to the market for the large-ticket, long-tenor loans that are enabled by Puhui and the borrowers typically do not overlap.

The following chart illustrates our consumer finance model:

The following table shows some of the characteristics of the loans enabled by us through Puhui, in the case of general unsecured loans and secured loans, and through our consumer finance subsidiary, in the case of consumer finance loans, for the years indicated:

	For the Year Ended December 31,
	2020	2021	2022
Average ticket size (RMB)
General unsecured loans	164,483	199,502	240,179
Secured loans	390,467	430,795	438,675
Consumer finance loans (drawdown)	3,301	3,797	5,979
Average APR for new loans (%)
General unsecured loans	26.7	22.6	21.1
Secured loans	17.4	16.2	15.7
Consumer finance loans	19.1	20.3	20.6

In addition to loan enablement, we have also begun to refer borrowers to banks through Lujintong. These are borrowers who do not belong to the target customer segment for Puhui but who might qualify for loans directly from banks. We do not provide any funding or bear any credit risk on any resulting loans, nor do we include such loans in our operational data.

Our market opportunity

Small and micro businesses (“SMBs”) constitute a large, growing and systemically important sector in the Chinese economy with strong national policy support. SMBs have contributed over 60% of China’s GDP and over 80% of its job creation, but they have only obtained a disproportionate 26.0% of total financing as of the end of 2021. There were in aggregate approximately 143.5 million SMBs in China as of the same date according to the State Administration for Market Regulation and the National Bureau of Statistics, including 40.3 million small and micro business entities and 103.2 million sole proprietors.

The SMB sector presents numerous challenges to potential lenders and service providers. Typically, SMBs have small scale operations, with fewer than 50 people and less than RMB30 million of annual income, and are dispersed across a wide range of industries and geographies. Moreover, SMBs have an average lifespan of less than five years. SMBs typically lack collateral to pledge or consistency in cash flow given their small scale and short lifespan.

SBOs, as owners of SMBs, may have a much stronger credit profile than their businesses do, with real estate, cars or other personal assets. SBOs often own and operate multiple businesses, either consecutively or concurrently, in the same or related industries and at different stages in their lifecycles. SBOs include both owners of legal entities and individuals who conduct their businesses as sole proprietors. We also include individuals who have a management role at SMBs as well as other individuals who can show that they operate a business in the category of SBOs.

Our 17 years of accumulated proprietary data and our AI-driven dynamic risk modeling give us what we believe is a unique ability to assess both the SBOs as individuals and their businesses together as a whole to achieve higher precision in credit evaluation and risk-based loan sizing and pricing in China. We apply risk control measures in our selection of SBO customers while offering larger ticket sizes and longer tenor loans with or without collateral to meet individual entrepreneurs’ working capital needs across their businesses.

This risk management capability is difficult for other players to replicate, leading to substantial unmet SMB loan demand, estimated at RMB44.1 trillion as of the end of 2021 by CIC. Traditional financial institutions encounter significant challenges in risk assessment of SMBs due to high turnover and limited collateral while non-traditional financial service providers backed by internet companies primarily rely on social and other online behavior data to provide lending with smaller ticket size and shorter tenor.

Given their inefficiency in serving SMBs, traditional financial institutions have been turning to partnerships with non-traditional financial service providers to enable an increasing portion of the inclusive SMB loans that they fund. Inclusive loans are loans that are made to qualified borrowers such as SMBs and individuals who have difficulty accessing large-ticket-size credit, and in China, the CBIRC defines inclusive SMB loans as SMB loans that are extended to a single qualified borrower with a total credit line not exceeding RMB10 million.

According to CIC, the demand from SMBs for credit is expected to remain strong going forward, and the PRC government has also announced a number of favorable policies to support SMBs. As owners of SMBs, SBOs also directly benefit from these positive tailwinds.

As of the end of 2021, the total outstanding balance of inclusive SMB loans in China amounted to RMB20.8 trillion, representing a five-year CAGR of 27.9%, and it is expected to grow further to RMB42.7 trillion by the end of 2026 at a CAGR of 15.5%, according to CIC. The percentage of such loans enabled by non-traditional financial service providers increased from 7.8% in 2017 to 12.9% in 2021 while the balance grew at a CAGR of 44.9% over the same period. The proportion enabled by non-traditional financial service providers is expected to increase further to 14.1% in 2026 with the balance growing at a CAGR of 17.7%, outpacing growth of the overall inclusive SMB loan market, according to CIC.

In addition, the outstanding balance of inclusive SMB loans as a percentage of total SMB loans in China increased from 24.9% in 2017 to 41.3% in 2021, and is expected to increase further to 50.2% in 2026, demonstrating significant room as well as willingness for financial institutions to reach previously underserved SMB borrowers. Our business is designed specifically to address the difficulties that SBOs face in accessing credit and to assist financial institution partners in serving the large unfulfilled demand.

Our value propositions to SBOs and financial institution partners

Our market leadership in the SBO segment is underpinned by our ability to integrate the resources of our customers and partners, namely SBOs and financial institutions, and to create value for them.

•	Our value proposition for SBOs includes:

•

Attractive products: We offer funding access with considerable flexibility to meet SBOs’ working capital needs at an affordable cost. Our product design and risk assessment approach considers the SBO both as an individual as well as an operator of his or her business, allowing us to price risks more accurately. Our risk management model combines a multi-faceted sub-segmentation algorithm with 17 years of proprietary data, allowing us to offer flexibility in structure (secured, unsecured, or a mixture of both), size (up to RMB10 million for secured and up to RMB1 million for unsecured) and tenor (up to 36 months) at affordable rates.

•

Personal engagement: While our loan application, approval and servicing processes are entirely online, we have a nationwide direct sales force of over 40,000 full-time employees covering over approximately 300 cities across China to understand the individual needs and preferences of our customers. Our agents offer offline support to SBOs and introduce a personal touch into the customer relationship, which is a major point of differentiation from competitors that provide primarily or even exclusively online support to their users.

•

Fast and convenient online experience: We provide a fast and convenient pure online process for our customers. We embed AI, big data, and blockchain technology into each step of our customer journey to minimize manual input for loan application forms and provide a hassle-free experience. We are able to complete the loan approval process as fast as 20 minutes from the start of application for unsecured loans using a single app interface.

•	Our value proposition for financial institutions who are our funding, credit enhancement and product partners includes:

•

Extensive customer sourcing: We enable financial institutions to access tens of millions of SBOs a year across approximately 300 cities in China, making it possible for them to scale up in this priority segment in a cost effective manner, perform targeted marketing and improve their sales efficiency.

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SBO servicing capabilities (product design, risk analytics, post-loan service): We partner with financial institutions to co-design products for SBOs, and we improve their risk management model by providing them SBO customer insights and analytical tools to price risk. We also offer our funding partners and credit enhancement providers post-loan monitoring and collection services to alleviate their burden in managing troubled assets.

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Compliant and balanced risk sharing: We align our interest with that of our funding partners by sharing credit risk with them through our licensed financing guarantee subsidiary. Our guarantee model, which distinguishes us from competitors that have adopted a loan facilitation model with minimal risk-sharing, when combined with our strong capital base sets a foundation for us to be compliant and adaptive to the evolving regulatory environment. Our compliant data and risk sharing arrangements allow our funding partners to have controlled risk exposure and better earnings visibility.

Value creation through ecosystem approach

To further strengthen our business model, we launched a new small business owner value-added services platform in November 2022, to foster the growth of an SBO ecosystem that will create greater value for SBOs by deepening connectivity, content and operational service offerings. We have begun to bring in additional service providers to give SBOs access to broader offerings beyond financial products. These include a forum for information exchange, social networking and a suite of digital SaaS solutions. Together, these provide SBOs the necessary connectivity and tools for more effective customer acquisition, easier transaction making and overall improved efficiency.

As our ecosystem evolves, we can deepen the connectivity and engagement between different core participants, enhancing our value creation. We will be able to onboard a much broader set of SBOs to our ecosystem beyond just SBOs with immediate funding needs. By offering comprehensive services to our SBO customers both before and after their financial transactions, we are transforming ourselves into a SBO lifecycle advisor. We believe that this will increase the frequency and depth of customer engagement and enhance the longevity of our customer relationships. The ecosystem is designed to generate powerful self-reinforcing network effects, reinforcing engagement intensity with more customer service offerings, leading to higher customer conversion rate, lower acquisition costs and longer customer life span, thereby lifting our customer lifetime value.

OUR STRENGTHS

We believe that the following six competitive strengths contribute to our success and differentiate us from our competitors:

Leading SBO Financial Service Enabler in a Large and Underserved Market

We are a market leader with significant first-mover advantages, including a large existing customer base and longstanding institutional relationships with key financial institution partners. We are the second largest non-traditional financial service provider for SBOs by total outstanding balance of inclusive SMB loans as of June 30, 2022, with a 17.6% market share, according to CIC. Our industry leadership makes us a preferred service provider for both SBOs and financial institution partners. Since our inception, we have served around 6.6 million SBO customers. With the data we have accumulated and the insights we can draw from our large customer base, we have a profound understanding of the needs of SBOs, which allows us to provide tailored products and services to our customers, and creates a high entry barrier for others who have entered or might enter this sector after us. In addition, we have institutional relationships with over 550 financial institutions, including some of the largest banks, trust companies, consumer finance companies, leasing companies, insurers, funds and asset managers in China. We have worked with many of these partners for more than three years, and our deep partnerships with them allow us to provide a full suite of financial products and at the same time enable us to understand and help overcome their difficulties in servicing SBOs.

The SMB financing market is both large and underserved. SMBs represent a key segment of the Chinese economy with large unmet demand for financing and strong growth potential. As of the end of 2021, there were around 143.5 million SMBs in China, contributing over 60% of total GDP. Their unmet financing demand is estimated at RMB44.1 trillion by CIC and is expected to increase to RMB70.9 trillion in 2026. The SMB segment is expected to exhibit healthy growth in the next five years, and the outstanding balance of inclusive SMB loans is expected to grow at a CAGR of 15.5% to reach RMB42.7 trillion by 2026.

SBO-centric Product Design and Tailored Offerings

We design attractive products with significant flexibility to meet both SBO needs and the requirements of our financial institution partners. SBOs typically need larger ticket size loans with longer tenors, often on short notice. We are able to offer loan products with flexibility in structure (secured, unsecured, or a mixture of both), size (up to RMB10 million for secured and up to RMB1 million for unsecured) and tenor (up to 36 months) at affordable rates, which can be customized with different features for different customers.

Our data-driven algorithms are key to enabling us to provide this flexibility. We first categorize our customers into established SBOs, developing SBOs or non-SBOs. We then apply a list of key criteria including operating history, scale, cash flow stability, credibility of shareholders and industry segment to come up with risk ratings on our customers based on our recently adopted R1 (highest) to R6 (lowest) borrower quality ranking system. Taking into account geographic location and local conditions, we further differentiate our borrowers into eligible and ineligible. For those whom we grade as eligible to receive loans, we further apply data-driven algorithms to dynamically assign different weightings for different factors, taking into account prevailing macro and sector conditions and risks to customize loan sizing and pricing for each specific customer profile. Crucially, unlike traditional financial institutions or the majority of non-traditional financial services providers, which typically analyze the risk of SBOs either on the business or on the personal level, we are able to combine the two using our algorithms to analyze the risks of our customers more wholistically on a multi-dimensional basis. Our ability to segment risks precisely and accurately allows us to provide larger ticket loans at differentiated pricing to our customers.

Integrated Offline-to-Online Channels Best Suited to Serve SBOs

Our integrated offline-to-online channels are critical to our ability to serve SBOs in China. SBOs often require customized solutions, as their financial and operational needs may differ based on their business type, region and target customers. Our nationwide direct sales network of over 40,000 full-time employees covering approximately 300 cities across China is the largest offline sales force focused on the SMB segment among non-traditional financial services providers and is the core of our customer acquisition strategy. Through this network, we have the ability to reach tens of millions of SBOs a year. Direct interaction with our customers enables us to understand their needs, improve our credit decisioning system and identify fraudulent applications through offline customer due diligence, thus allowing us to recommend the most suitable products and to serve our customers more comprehensively while controlling risks. Our direct sales force is complemented by a variety of channel partners and a telemarketing team of over 3,000 members that maintains regular contact with customers. In addition, we are able to tap the customer base of over 10,000 third-party agents on our Lujintong application, which provides information intermediary services to empower brokers to distribute the products of selected financial institution partners to their customers.

We equip our direct sales force with state-of-the-art online customer acquisition and customer engagement technology, assisting them to effectively target high quality borrowers, predict when those borrowers will have unmet funding needs, facilitate their ongoing engagement with them, and eventually increase their customer conversion rate. Our specialized sales enhancement mobile application gives our sales force a graphic portrayal of the geography of their target customers through an AI heat map that identifies regions with higher sales potential and conduct targeted sales activities. In addition, our integrated offline-to-online channels also allow us to further reduce our customer acquisition costs. In 2022, our average customer acquisition costs amounted to 3% of loan amount, lower than the 3–5% average for our non-traditional financial service provider competitors according to CIC.

Robust Data-Driven Risk Management Capabilities

Our credit risk management approach precisely identifies key risks and allows us to target the right cohort of customers. The foundation of our credit risk management is a dual KYC-and-KYB approach. KYC assesses the SBOs’ creditworthiness as individuals, while KYB assesses the cash flow sustainability of the SMBs. Our underwriting algorithm considers the intertwined relationship between the two to segment our customers into detailed risk categories, which allows higher precision in customer selection. With our on-the-ground staff and collection outlets across the country that collect first-hand information on the local markets, we are able to customize our risk management strategies for SBOs in each region to manage and price risk effectively by incorporating regional-specific data into our risk model.

We have a dynamic credit decisioning engine that leverages our proprietary data and incorporates post-loan collection feedback to enhance product pricing, improve underwriting results and lift loan collection efficiency. We start with over 7,000 predictive variables for each borrower, which we narrow down to approximately 1,600 key variables that are used for our loan decision models, of which the vast majority are credit and financial data. Our proprietary models, combined with the large volume of credit and financial data collected over 17 years, allow us to accurately price risks based on borrower creditworthiness. We have around 10,000 agents in our post-origination services team to conduct timely and effective collection of larger size loans. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are being continually refined to further improve outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers.

As a result of our robust risk management, we have been able to maintain sound asset quality through credit cycles. The resilience and fundamental strengths of our business model have been further proven during multiple extended lockdowns in China due to COVID-19.

Cutting-Edge Proprietary Technologies

We embed cutting-edge technologies end-to-end throughout the SBO customer journey to deliver a seamless and efficient customer experience. Our customer onboarding process deploys biometric identification, natural language processing, and optical character recognition and to a large extent is conducted by video. Around 40% of our customers are vetted entirely by AI tools while the remaining ones are onboarded through a combination of AI tools and remote interviews by underwriting agents. This creates a fast and hassle-free pure online experience for our SBO customers that can be as fast as 20 minutes for general unsecured loans and as little as two hours for the review process for large ticket secured loans. Our credit assessment process is powered by data-driven analytics and anti-fraud technologies, applying micro-facial expression, voice recognition and AI. Customer information is automatically transferred and fed into the system after customer consent is obtained. Our post-loan management and loan collection process utilizes an online system that is powered by AI servicing, intelligent loan collection algorithms and App smart robots. We have created a 24/7 operating command cabin and loan collection system which has increased the stability, speed, and efficiency of our post-loan process. With the assistance of these tools, the average collection agent productivity was over 10% higher in 2022 than in 2020.

We also apply technology to broader use cases to empower our financial institution partners. We offer integrated front-end sales management tools, mid-end AI analytic tools and back-end data tools to our partners to digitize their operations and reduce their reliance on manual processes. Our end-to-end matching process is highly tailored for each partner’s credit appetite. We supply AI risk management solutions to our partners for anti-fraud measures, customer risk rating, customer identity verification, and customer data encryption, according to their business needs. We also provide big data infrastructure services to financial institutions with model building and other value-added solutions that generate output in the form of tailored and customized model strategies, giving financial institutions a one-stop solution for risk framework setting, model iterations and associated data analytics. Finally, we provide a post-loan management interface to our financial institution partners to handle non-performing assets that analyzes each customer’s credit profile and repayment history to determine their willingness to repay their loans and utilizes a combination of our online AI robots and offline collection network to execute the most effective collection approach for each customer.

Experienced Management Team And Strong Support from Ping An Group

We have an experienced management team with a proven track record comprised of veterans from reputable and market leading financial institutions that brings abundant local expertise and international experience to the table. Our Chairman, Mr. Yong Suk CHO, brings more than 20 years of experience in SMB lending and consumer finance, having held senior positions at Citibank and HSBC before joining Ping An Group in 2007. Mr. Cho managed important functions of our retail credit and enablement business even before our company was founded. Mr. Gregory Dean GIBB is a founding member of our company and has been our CEO for more than 10 years. The members of our management team have been with our company for an average of eight years. The foresight of our management team, combined with its strong execution capabilities, has been critical in driving our business transformation through business cycles against the backdrop of the changing regulatory landscape in China. At every point in our journey, our management team has delivered consistent and resilient operational and financial results, with a track record of correctly anticipating different regulatory outcomes and being able to react swiftly to adjust our business model.

Our relationship with Ping An Group, a longstanding business partner and strategic shareholder of ours, has enabled us to establish a business model that would be difficult to replicate while at the same time not compromising our autonomy. Ping An Group’s financial DNA, together with 30 years of R&D in Fintech, has helped us establish a strong understanding of financial services, leverage data in our business more efficiently, positively shape the development of our Fintech capabilities, and develop better insights into the regulatory landscape. Our relationship with Ping An Group also enables us to leverage its channels for customer sourcing, co-design credit insurance products with it and tap its knowledge of core technologies.

OUR STRATEGIES

Driven by substantial unmet demand, we aspire to deepen connections among SBOs and between SBOs and institutional partners to create greater value for our customers. We aim to achieve this by further building out our SBO ecosystem, broadening our institutional network, developing our offline-to-online channels, enhancing user engagement, and deepening our data and technology advantages to meet their needs.

Further build out SBO ecosystem to deepen customer engagement

In order to enhance products and services for SBOs and institutional partners, we plan to:

•	Continue to enhance our full suite of unsecured and secured loan products, including further leveraging our consumer finance business, to maximize flexibility of options to our customers

•	Introduce a broader range of products, for example non-life insurance products, to meet protection needs of our customers

•	Introduce additional functionalities on our Ludiantong application to enable information sharing and social networking to further enhance connectivity among SBOs in our ecosystem

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Introduce additional SBO-focused service providers to offer comprehensive merchant services such as targeted marketing, store management, customer relationship management, inventory tracking, accounting, training management, AI calling, electronic receipt and tax assistance

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Offer a wider scope of enablement solutions to our financial institution partners covering front-, mid- and back-office functions, including customer targeting, channel management, credit risk analytics or assistive technology, digitalization tools, and non-performing asset management and recovery

In order to exploit new closed loop opportunities from our ecosystem, we plan to:

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Connect all of our SBO customers to each other in a single integrated app, to enable cross-industry business-to-customer contacts and provide SBOs with new channels for customer sourcing and information exchange

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Enable financial institutions to provide further value to our customers, through co-developed financial products that better cater to SBO needs drawing on credit risk analytics or assistive technology that we offer, as well as enablement solutions

Broaden customer and partner reach

In order to acquire more SBOs in different growth stages, we plan to:

•	Continue to grow our different channels of acquisition, including Lujintong and other channels such as online and telemarketing

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Lift productivity of our direct sales force through implementing a structured rating system to ensure we retain and reward talents and optimize our team structure and creating incentives for direct sales team to cross-sell pre- and post- loan transaction

•	Empower our direct sales force through new digital tools to increase customer engagement and stickiness, recommend solutions based on their demands, and respond to their queries in a systematic manner

•	Continue to shift towards a higher-quality customer segment for our retail credit and enablement business

In order to deepen and broaden our institutional network, we plan to:

•	Deepen relationship with existing institutional partners by increasing cooperation thresholds and cross-selling additional products and services

•	Expand funding partnerships to include more banks as well as trust companies to further diversify funding source

•	Continue to source additional financial institution customers for enablement solutions to drive growth and provide support to increase credibility to our ecosystem

Enhance customer engagement and unit economics

In order to enhance customer engagement and unit economics, we plan to:

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Facilitate conversion of reachable customers to active ones through more diversified product offerings and operational services, for example managing membership programs at the local level with client relation management tools that enable SBOs to precisely target the right customers with low transaction costs

•	Enhance customer recognition and engagement by better understanding their lifecycle needs through multiple layers of data collected at the individual and business levels

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Increase customer unit value by upselling and cross-selling financial products, further understanding SBO demands by collating industry data and supply chain trends through the information exchange and social networking functionalities of our ecosystem

•	Extend customer lifetime value by further exploring their other lifecycle needs, drawing on more customer insights obtained through new operational tools provided to SBOs

Deepen data advantage and further leverage technology

In order to deepen our data advantage and further leverage our technology, we plan to:

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Continue to leverage big data analytics to upgrade our risk models and fine-tune our product features based on our customers’ evolving preferences and changing local economic conditions as we continue to expand our customer base and collect more data and insights

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Strengthen our cloud-based infrastructure to enhance the efficiency and stability of our centralized data management system, which accumulates, analyzes and applies data to empower our core technological applications such as KYC, KYB, product matching, and customer segmentation and identification

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Invest in artificial intelligence capabilities and broaden application scenarios by establishing an AI open architecture to power the solutions and services recommendation system for SBOs and the sales and product approval system for institutional partners, as well as deploying AI collectors for post-loan monitoring and recovery

•	Apply blockchain technology to safely and securely store our customers’ data in compliance with data regulations

OUR BUSINESS MODEL

The following table illustrates some basic facts about our business model.

Core Retail Credit and Enablement Model
	Bank Funded Loans	Trust Funded Loans	Consumer Finance Loans	Lujintong Referrals
Outstanding Balance (RMB billions) as of December 31, 2022	356.0	190.8	29.7	Not applicable

% of credit risk borne by Lufax (% of new loans enabled in 2022)	21.3% through financing guarantee subsidiary	21.3% through financing guarantee subsidiary	Majority through consumer finance company	None

Funding by Lufax	None	None	100% through consumer finance company	None

Balance Sheet Treatment	Off–balance sheet guarantee liability	100% consolidated due to IFRS 10(1)	100% consolidated	Not applicable

Income Recognition	• Retail credit and enablement service fees • Guarantee fees	Net interest income	Net interest income	Referral income from platform services

Note:

(1)	Based on new loans enabled in 2022.

Core retail credit and enablement model. Under our core retail credit and enablement model, we do not fund any of the loans ourselves. We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. We guarantee a portion of the risk on loan transactions together with our credit enhancement providers.

Our funding partners consist of the banks and trusts that fund the loans that we enable. We have relationships with 52, 60 and 75 banks as of December 31, 2020, 2021 and 2022, respectively, and 6 trust companies as of the same periods, none of which are affiliates of Ping An Group. Our bank partners do not include Ping An Bank, and our trust partners do not include Ping An Trust.

Our business development team actively seeks out and cultivates relationships with potential funding partners to help ensure that we have access to sufficient funding for the loans we enable. The number of our funding partners increased from 58 as of December 31, 2020 to 66 as of December 31, 2021 and 81 as of December 31, 2022. Our relationships with these funding partners have remained stable over the years. All 58 of the funding partners we had as of December 31, 2020 remained our funding partners as of December 31, 2021, and all 66 of the funding partners we had as of December 31, 2021 remained our funding partners as of December 31, 2022.

The total volume of new loans enabled under our core retail credit and enablement model that was funded by banks was 64%, 66% and 64% in 2020, 2021 and 2022, respectively, as compared to 36%, 34% and 36% that was funded by trusts in 2020, 2021 and 2022, respectively. Trusts are a widely used tool by industry peers for aggregating capital from individuals with high net worth, and using a combination of banks and trusts gives us the flexibility to source funding for the loans we enable at competitive rates. While we make funding decisions based on commercial considerations, the choice of funding source affects our financial statements in a number of ways due to the application of accounting rules.

Bank-funded loans. We earn retail credit and enablement service fees on loans we enable that are funded by banks, and we earn guarantee income for the portion for which we provide credit enhancement through our financing guarantee subsidiary. We record the borrower acquisition costs under sales and marketing expenses. We take credit risk on bank-funded loans by providing guarantees. We had credit risk for 6.0%, 17.5% and 21.3% of new loan volume funded by banks in 2020, 2021 and 2022, respectively. The amount we guarantee through our financing guarantee subsidiary is reflected as off–balance sheet guarantee liabilities, and bank-funded loans are not consolidated on our balance sheet regardless of risk taking.

Trust-funded loans. Under IFRS 10, the accounting rules stipulate that we consolidate those trust plans over which we have control and from which we receive variable returns which are affected by our control over these trust plans. The arrangement of consolidated and unconsolidated trust plans is quite similar while the variable return could be different, depending on a dynamic mix of commercial factors. From an accounting perspective, we have power to direct the activities of these trust plans, which only invest in loans enabled by us and which contract with us as the sole provider of loan management services. During the Track Record Period, we have gradually lowered the APR on loans we enable. With the decrease in investor’s return as a result of decrease in market interest rate and the increase in the proportion of loans on which we bear credit risk, the magnitude of variable return attributable to funding partners and/or credit enhancement providers declines accordingly, while the magnitude of variable return earned by us keeps relatively stable. As a result, more loans enabled with trust plans were consolidated since we were entitled to higher proportion of the variable return. For the year ended December 31, 2022, we consolidated 100% of the new loan volume we enabled with trusts as the funding source. All cash flows directly attributable to these on–balance sheet loans, including the contractual interest income, service fees, guarantee fees, and borrower acquisition expenses, are recorded as net interest income using the effective interest method in accordance with IFRS 9. Borrower acquisition costs are deducted from net interest rather than being recognized separately. Our risk exposure in trust-funded loans is determined by the amount of guarantees we provide on these loans, and the consolidation of such loans onto our balance is not related to the amount of credit risk taken by us. We had credit risk for 3.7%, 16.2% and 21.3% of new loan volume funded by trusts in 2020, 2021 and 2022, respectively. We are not contractually obligated to repay the funding partners any shortfall in repayment in the event that the third-party credit enhancement providers failed to make the default claims payments to the relevant funding partners. Our relationship and the funding partners’ relationship with the third-party credit enhancement providers are on a pari passu basis.

Although for accounting purposes we are considered to control the trusts that we consolidate, we are not the trustee and we do not create or operate the trust. We work with the trust company that acts as the trustee to ensure that there is a potential use for the trust assets that will attract investors to provide capital to the trust. In our case, this means establishing the parameters for inclusive SMB and other loans that we believe we could enable with the trust assets. The trustee is responsible for putting the trust assets into active use, whether by making loans that we enable or by making other investments, in order to generate investment returns on the trust assets. We do not participate in the decision-making process of the trustee on the use of the trust assets. Under the trust arrangements, the trust companies make payments to the investors over the life of the trust, as well as paying the trustee’s remuneration and other expenses of the trusts, and we are entitled to receive any trust assets that still remain upon the expiration of the trust after all its obligations have been met. From both a legal and an accounting perspective we are the primary beneficiary of the trust.

We are not involved in the operations of the trust plan. Trust company is responsible to safeguard the assets in the trust plan based on the regulatory requirements of the trust industry. Assets in the trust plan, including restricted cash, are escrowed by the custodian bank, and the custodian bank is responsible for safeguarding the restricted cash.

We act as the asset service provider for the trust plan, and are responsible for referring borrowers to the trust plans. We have no liability to the trust companies or the trust investors.

As advised by our PRC Legal Adviser, during the Track Record Period and up to the Latest Practicable Date, our operations under the above trust arrangements with our financial institution partners had complied with the applicable existing effective laws and regulations in all material aspects and such trust arrangements are valid and binding under PRC laws and regulations.

Because there are loans we consolidate for which we do not provide credit enhancement (and so do not have credit risk exposure), and loans we do not consolidate for which we do provide credit enhancement (and so do have credit risk exposure), there is no correlation between our credit risk exposure and the amount of on–balance sheet loans we have. For example, we did not have credit risk exposure on 88.9%, 79.0% and 69.0% of the outstanding balance of loans that we consolidated on our balance sheet as of December 31, 2020, 2021 and 2022, respectively, whereas we did have credit risk exposure on 4.9%, 14.5% and 19.0% of the outstanding balance of loans that we did not consolidate on our balance sheet as of that same dates. For this reason, we separately disclose the proportion of loans on which we have credit risk and the proportion of loans that we consolidate. See “—Key Operating Metrics”. The use of trusts as funding partners affects our balance sheet but does not thereby affect how much credit risk we are exposed to. There is also no correlation between our credit risk exposure and whether the loan is secured by collaterals. Whether the loan is secured by collateral does not affect the credit risk exposure the Company is exposed to. For our secured loans, upon foreclosure, the proceeds we receive from the disposal reduce our actual credit net loss.

Under our retail credit and enablement model, we earn fees for the enablement services as well as the guarantee that we provide (for trust funded loans the nature of the services we provide are the same as bank-funded loans although the fees are all classified under net interest income due to accounting standard requirement). The fees we earn for enablement services depend on the amount of services and the level of appraisal valuation work required during the loan application process. Our enablement services cover the entire loan process including borrower referral, risk analytics, and post-loan services. We collect one combined service fees covering both loan enablement and post-origination services from the borrowers on a monthly installment basis. In accordance with the principles of IFRS 15 applicable for off balance loans, we do not have an observable standalone selling price for the loan enablement services or post-origination services because we do not provide loan enablement services or post-origination services on a standalone basis in similar circumstances to similar customers. As a result, we use an expected cost plus margin approach to estimate the standalone selling prices of loan enablement services and post-origination services as the basis of revenue allocation. The pricing of guarantee fee we charged to borrowers is determined with reference to the expected risk of the borrowers and the guarantee fee is recognized based on the remaining balance we guarantee over the duration of loan.

Consumer finance loans. Our consumer finance subsidiary funds the loans that it enables and consolidates them all on its balance sheet. We recognize the income from the consumer finance loans as net interest income. Borrower acquisition costs are deducted from net interest rather than being recognized separately. Our consumer finance subsidiary bears risk on a large majority of the loans that it enables while the remainder is borne by third parties.

Lujintong. We charge our partner banks a referral fee based on the loan volume that is generated by Lujintong referrals, which we recognize as referral income from platform service. We do not make funding arrangements, perform credit analysis, bear any credit risk, co-design products or monitor any of the characteristics of any resulting loans such as tenor, repayment status, or outstanding balance.

Relationship with credit enhancement providers

In our core retail credit and enablement business model, how much credit risk we take on ourselves depends on a dynamic mix of commercial factors, including the pricing of third-party credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance. Our loan enablement can be done either with or without third-party credit enhancement, and if the cost of third-party credit enhancement is not commercially attractive or our credit enhancement providers, including Ping An Group, encounter any difficulties in continuing to provide credit enhancement services, we will increase the proportion of loans for which we bear credit risk, depending on the balance of risk and reward. The percentage of outstanding loans with credit risk exposure for our company was 6.3%, 16.6% and 23.5% as of December 31, 2020, 2021 and 2022, respectively. Going forward, we intend to increase the percentage of outstanding loans with credit risk exposure for our company to at least 30%. All of the third party credit enhancement providers that we used during the Track Record Period and up to the Latest Practicable Date were properly licensed during the life of the loans that they insured or guaranteed.

Due to the effects of COVID-19 lockdowns and other associated macroeconomic challenges on the Chinese economy, the cost of third-party credit enhancement remains at elevated levels, reflecting the historical loss experience on older vintages of loans. Furthermore, we remain conscious of the possibility that the PRC government will continue to encourage players in our industry to bear more risk on the loans that they enable or impose new restrictions on the use of third-party credit enhancement. For both of these reasons, we are looking to increase the amount of credit risk that we bear through our licensed financing guarantee subsidiary on the loans we enable, and continually reassessing the terms of our cooperation with third-party credit enhancement providers.

The financial impact of our increasing risk bearing through providing a higher proportion of guarantee on the loans we enable depends on the expected credit loss when pricing our guarantee and the actual credit loss incurred. We will generate incremental profit if actual credit loss is in line or lower than the expected credit loss, and on the other hand our earnings will be negatively impacted if actual credit loss exceeds the fees we earn from providing the guarantee. In today’s environment, third party credit enhancement providers are setting their prices higher than usual due to a more cautious assessment of future expected risk after incurring higher historical losses. Our extensive experience in post-loan monitoring and collection services gives us first-hand information regarding the latest market conditions and credit performance trend of the borrowers which allows us to reflect such into appropriate guarantee pricing with little time lag. As we expect macroeconomic recovery to be underway, our shift towards targeting borrowers with higher creditworthiness will improve the asset quality on newer vintages and likewise improve the financial performance of the credit enhancement that we provide. If our expectations prove to be correct, this would be a favorable time from a risk/reward perspective to increase the level of credit enhancement that we provide. However, the possibility that increasing impairment losses would outweigh higher credit enhancement premiums still remains a risk.

Relationship with funding partners

We have ongoing discussions with our funding partners regarding our cooperation with third-party credit enhancement partners. The increase in the level of the risk that we bear over the Track Record Period has not affected our cooperation with funding partners to date. In terms of actual progress made, we have initiated dialogues with approximately two thirds of our 81 funding partners, and 10 banks and 5 trust companies among our partners have already agreed to the new arrangement where we do not engage external credit enhancement partners to provide credit enhancement services and we provide 100% of any credit enhancement through our licensed financing guarantee subsidiary. Moreover, our financial guarantee subsidiary is rated AAA by China Chengxin International Credit Rating (CCXI), in line with our current credit enhancement partners such as Ping An P&C. It also enjoys a strong capital position, with net assets of RMB13.4 billion, RMB47.4 billion and RMB47.9 billion as of December 31, 2020, 2021 and 2022, respectively, as well as abundant leverage available, with a 1.8x, 1.8x and 2.0x leverage ratio as of the same dates. Thus, we do not expect a significant impact on our relationship with funding partners.

We do not compete with banks for the same type of borrowers. Typical banks are designed to serve customers who demand very large ticket sizes, typically RMB10 million or higher, due to their set-up and cost structure. They generally do not have cost-effective means to reach SBOs and they may lack the required risk management capabilities to properly assess SBO risks. They often have no access to borrowers’ social data, such as location data, shared contact information and voiceprint data, which leads to difficulties in forming accurate customer portraits. This leads to a reliance on collateral-based assessment, which increases the approval time required and is difficult for many SMBs as they lack collateral that can be pledged. Furthermore, many traditional financial institutions continue to use conventional systems in the risk management process, which still require manual verification and a lengthy paperwork process, and makes loans to borrowers other than large enterprises uneconomical. Banks’ risk appetite is also constrained by their preference to keep their non-performing loan ratio at very low levels.

SBOs as individuals may only qualify for small credit amounts, such as credit cards, from banks unless they are willing and able to pledge assets as collateral. Our 17 years of accumulated proprietary data and our AI-driven dynamic risk modeling give us the ability to assess both the SBOs as individuals and their businesses together as a whole to achieve higher precision in credit evaluation and risk-based loan sizing and pricing in China. By arranging for credit enhancement or by providing it ourselves, we enable the banks to get comfortable with making business loans to SBOs both with and without collateral.

As part of the loan enablement process, we also provide post-origination services. Post-origination services include repayment reminders, payment processing, and collection services. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we enable makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily enable small consumer loans. In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality and compliance with relevant laws and regulations. See “Business—How We Enable Our Institutional Partners—Loan Servicing and Collection Services.”

Below is a summary of relevant financial and operational figures and metrics as of December 31, 2020, 2021 and 2022 to illustrate the unit economics for retail credit enablement, including loans enabled under our Puhui brand and through our consumer finance subsidiary. These financial figures provide a representative basis for understanding income, expenses, and profits relative to the business scale for our retail credit and enablement business.

	For the Year Ended December 31,
	2020	2021	2022

	(RMB in millions except for percentages)
Average outstanding loans(1)	516,000	609,000	648,000
Total income from retail credit and enablement business(2)	49,275	58,416	55,002
Revenue take rate(3) (%)	9.5%	9.6%	8.5%
Operating expenses(4)	27,708	28,958	25,652
Impairment losses(5)	2,996	6,349	15,931
Profit before income tax expenses	18,571	23,109	13,420

Notes:

1.	The average of the average outstanding balances of loans enabled during the first, second, third and fourth quarter of 2022, rounded to the nearest billion.
2.	Includes loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees.

3.

Calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

4.

Includes sales and marketing expenses—borrower acquisition expenses, sales and marketing expenses—general sales and marketing expenses, general and administrative expenses, operation and servicing expenses and technology and analytics expenses. Operating expenses exclude sales and marketing expenses—investor acquisition and retention expenses, which is related to wealth management business, and sales and marketing expenses—referral expenses from platform service, which is related to Lujintong, both of which are not related to our retail credit and enablement business. Operating expenses include head office overhead and other business line expenses which are not exclusively related to our core retail credit and enablement business.

5.	Includes actual and expected losses from loan to customers, accounts and other receivables and contract assets related to our retail credit and enablement business and guarantee contracts.

We had a cumulative total of 19.0 million borrowers as of December 31, 2022. Our total outstanding balance of loans was RMB576.5 billion (US$82.9 billion) as of December 31, 2022, of which RMB29.7 billion (US$4.3 billion) or 5.1% consists of loans enabled by our licensed consumer finance subsidiary.

DECLINING FINANCIAL PERFORMANCE

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, including our collection staff, and canceling business meetings and travels. The operations of some of our business partners and service providers were also constrained and impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, many of our borrowers are small business owners, and some of them were unable to operate their businesses and lost the ability to repay their loans as a result of lockdowns or other measures instituted to control the spread of the pandemic. These events negatively affected our small business owner borrowers and have contributed to the steady rise in loan delinquency over the Track Record Period for loans we enabled.

COVID-19 has had a significant impact on the Chinese economy in 2021 and 2022. The demand for retail credit enablement in China is dependent upon overall economic conditions. General economic factors, including GDP growth, the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and ability to repay them. In addition, small business owners were particularly vulnerable to the effects of the temporary lock-downs that were imposed from time to time in different places in China to prevent the spread of COVID-19. Many small business owners cannot work remotely and rely on foot traffic and in-store purchases to generate sales. Weakening economic conditions, combined with the impact of COVID-19, have weighed on borrowers’ willingness to borrow and ability to repay.

In early 2022, a resurgence of COVID-19 led to a series of regional lock-downs across China and suspension of offline business activities. To comply with government measures, we adjusted our collection operations in Shanghai and certain other cities in China to focus on online activities, which adversely impacted the effectiveness of our collection services. Our core small business owner segment, which made up the majority of our new loans enabled in 2022, has been among the earliest and most significantly impacted by the deteriorating macro environment. In addition, there was a spike in the number of cases of COVID-19 reported in China during October and November of 2022, before the Chinese government began to modify its zero-COVID policy in December 2022. Immediately after the relaxation of the zero-COVID policy, we witnessed a surge in COVID-19 cases nationwide, before economic activities started returning back to normal. Our risk metrics further worsened for the fourth quarter of 2022 as a result of the effects on economic activity in China.

We witnessed worsening delinquency rates as well as rising credit impairment losses, weighing on our profitability in 2022. Our DPD 90+ delinquency rates, as measured by the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans, increased from 1.2% as of December 31, 2021 to 2.6% as of December 31, 2022. Our credit impairment losses widened from RMB6.6 billion in 2021 to RMB16.6 billion (US$2.4 billion) in 2022, representing 10.7% and 28.5% of our total income, respectively. Our net profits decreased from RMB16.7 billion in 2021 to RMB8.8 billion (US$1.3 billion) in 2022.

We maintained a stable cash and cash equivalents balance of RMB29.5 billion as of December 31, 2022, as compared to RMB26.5 billion as of December 31, 2021. We also had ample liquid financial assets of RMB43.4 billion (US$6.2 billion), consisting of RMB14.3 billion (US$2.1 billion) in term deposits with maturity over three months, and RMB29.1 billion (US$4.2 billion) in financial assets at fair value through profit or loss as of December 31, 2022. These liquid financial assets can be easily converted into cash to support working capital needs. In addition, our financing guarantee subsidiary maintained a low leverage ratio of 2.0x as of December 31, 2022, as compared to 1.8x as of December 31, 2021. Despite of recent fluctuations in our financial performance, our liquidity and capital position remains resilient, and provides a solid foundation for us to navigate through business cycles.

We experienced a similar cycle of macroeconomic challenges at the onset of the COVID-19 pandemic in 2020, when the Wuhan lockdown affected our collection operations in a way similar to the business disruption we experienced in 2022. At that time, we adopted an enhanced risk-management measure in customer selection by tightening lending standards in the regions and industries that were most impacted by the pandemic. The negative impact from the pandemic was concentrated within a limited number of regions and we successfully drove a swift recovery in our credit and business performance in the period following the initial COVID-19 shock. Our total volume of new loans increased from RMB565.0 billion in 2020 to RMB648.4 billion in 2021. The DPD 90+ delinquency rate quickly restored to 1.3% within 3 months after reaching a peak of 1.8% as of June 30, 2020. Our net profits increased from RMB12.3 billion in 2020 to RMB16.7 billion in 2021.

The wide-spread lock-downs across China and the recent resurgence of the pandemic and spike of inspected cases in 2022 had a larger impact on business activities and our performance as compared to the beginning of COVID-19 pandemic. We thus have implemented broader adjustments to our credit policy and business operations. There are three stages to the approach we have adopted:

Stage 1: Broader credit policy adjustment

During the course of 2022, we tightened up our credit standards to make clear choices in customer risk ratings, geography and channel.

•

Customer risk ratings: we raised our risk acceptance criteria across all segments to focus on loan enablement to high quality customers with better creditworthiness. For example, we have cut loan enablement to borrowers with a credit score of R5 or lower.

•

Geographical selection: while credit quality deterioration took place across the board in China in 2022, we witnessed growing differences in economic resilience and underlying credit performance by region. We carefully reviewed our loan portfolio by geographies across China and made tradeoffs as to where are we going to apply the credit cut-off. The contribution of new loans enabled from the top third provinces, as measured by the flow rate of the loans, was higher in the fourth quarter of 2022 than in the third quarter of 2022.

•	Channel selection: we scaled down our third party channels as we have noticed deterioration of credit quality of borrowers sourced through those channels.

Such measures have allowed us to sustain our existing business on the back of macroeconomic challenges.

Stage 2: Business adjustment and operating efficiency improvement

Starting from the third quarter of 2022, we have prioritized asset quality over asset growth in new loan enablement by focusing on high quality customers in more economic resilient regions. In addition, we have adopted various cost control measures to manage operational and customer acquisition costs. We streamlined management layers and revised our direct sales force to be more nimble and productive. We reduced the headcount of our direct sales force from approximately 58,000 full-time employees as of September 30, 2022 to approximately 46,000 full-time employees as of December 31, 2022. We have retained the more productive employees in our direct sales force, which has resulted in improved productivity in January 2023 as compared to the fourth quarter of 2022. Our cost-to-income ratio decreased from 48.8% for the year ended December 31, 2021 to 46.3% for the year ended December 31, 2022. We will continue to make appropriate cost control and operational adjustments based on business needs.

Stage 3: Back to sustainable growth and profitability as economy is returning to normal

In view of the elevated credit insurance pricing from third-party credit enhancement providers, we have started to undertake discussions with funding partners and diversified our credit enhancement arrangements by providing more credit enhancement through our own financing guarantee subsidiary. We target to complete these discussions with the majority of our funding partners in the next few quarters. We believe such initiatives are essential to protecting our margins and allowing us to maintain strategic flexibility. As of the Latest Practicable Date, 15 of our 81 current funding partners have already agreed to the arrangement under which our financing guarantee subsidiary provides the full provision of credit enhancement, gradually alleviating future margin pressure from the elevated fees currently sought by third-party credit enhancement providers. We are well positioned to increase the proportion of loans which we bear risk given our stable funding sources, long term relationship with our institutional partners, and the ample headroom from our financing guarantee subsidiary’s low guarantee leverage ratio.

The abovementioned adjustments will provide a runway for our business to return to normal on the back of normalized credit metrics and a reboot of the Chinese economy following the modification of the zero-COVID policy.

As SMBs are highly dependent on the macroeconomic environment, we expect that the operations of SMBs will gradually return to normal following the recent COVID-19 policy changes in China. We have consciously chosen to scale down our new loan volume, which has resulted in and will continue to lead to declining income in the next few quarters. Due to the lagging effect of SMB business recovery, we also expect our delinquency rates to remain at elevated levels and indemnity loss to continue to increase given default of the loans we enabled in prior years during the credit deterioration period, weighing on our near-term profitability in the next few quarters. We expect indemnity loss to continue to maintain at a relatively elevated level for a few quarters in 2023 due to the default of those loans we enabled during the credit deterioration period in 2022. We have adopted a prudent provision policy for credit impairment loss, taking into account the potential increase in the proportion of loans for which we bear credit risk and our outlook on macroeconomic and credit conditions. The indicators that the Group is monitoring closely include consistent improvement in and stabilization of the flow rate as well as the asset quality of new loan vintages compared with older ones as measured by delinquency rates by vintage. Improvement in financial performance should follow in the coming quarters after recovery of these indicators. While it is too early to say which phase of the U-shape we are at, leveraging our experience with driving business recovery from the Wuhan lockdown and throughout the COVID-19 period, we believe we can deliver a U-shaped recovery in our business, though the timing and magnitude of any such recovery are still uncertain and subject to many contingencies.

HOW WE ENABLE SMALL BUSINESS OWNERS AND RETAIL BORROWERS

Our Borrowers

Under our Puhui brand, we target small business owners who have residential property, automobiles, financial assets and some access to commercial bank credit. Small business owners often need larger ticket size loans on short notice for imminent commercial operating needs of their businesses and yet are underserved by traditional financial institutions. We also enable loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables.

Many of our SBO borrowers have fewer than 50 employees and annual revenues of less than RMB30 million. Some of them do business through a corporation, others through a partnership, still others as a sole proprietor, but regardless of the legal form of the business, the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

Our SBO borrowers are engaged in a very diverse set of businesses. These include retail and wholesale commerce, construction and renovation, manufacturing, business services, scientific research, information technology, hospitality, and residential services, among others. Borrowers from the top five industries amounted to 75% of our volume of new loans enabled during the fourth quarter of 2022. Some of them operate more than one business, either simultaneously or sequentially. They are also geographically diverse: no city accounted for more than 3.7% of the outstanding balance of general unsecured and secured loans we enabled as of December 31, 2022. This diversity in economic activity and geographical distribution diversifies our risk.

As of December 31, 2022, we had over 6.6 million cumulative SBO borrowers and around 2.5 million SBO borrowers with loans outstanding under our Puhui brand. Small business owners accounted for approximately 72%, 78% and 86% of all new loans we enabled under our Puhui brand in 2020, 2021 and 2022, respectively, and 68%, 76% and 82% of the balance of such loans as of December 31, 2020, 2021 and 2022, respectively. As we continue to target small business owners, we expect them to account for an even larger percentage of all such new loans we enable going forward.

In response to ongoing developments in the Chinese economy, we have been concentrating our efforts on borrowers for our general unsecured loans at the higher end of our internal ranking of creditworthiness. In 2022, of the borrowers of loans under our Puhui brand, 91% had credit cards, 43% owned residential property, 45% had life insurance policies, and 53% had no unsecured loans outstanding from banks. Those borrowers whom we define as high quality borrowers, i.e. borrowers ranked R3 or higher based on our recently adopted R1 (highest) to R6 (lowest) borrower quality ranking system, accounted for 48.2% of the general unsecured loans we enabled in 2022, as compared to 31.8% under the same criteria in 2021.

Beginning in June 2020, we also make loans through our newly established consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

We attach great importance to complaints from borrowers and have put in place a series of internal complaint-handling policies and procedures to timely and effectively address the filed complaints. We also establish a consumer protection committee to supervise the implementation and execution of our complaint-handling policies and procedures as well as a customer support team with over 600 members dedicated to handling borrowers’ complaints. In addition, we consider complaint-handling capabilities in evaluating the performance of senior management members of our company as an important metric that impacts their performance rankings. During the Track Record Period and up to the Latest Practicable Date, we had not experienced material complaints from borrowers. The customer complaint rate for 2020, 2021 and 2022 was 0.0026%, 0.0011% and 0.0008%, respectively.

Sourcing Borrowers

We had a cumulative total of 19.0 million borrowers as of December 31, 2022. The number of active borrowers for whom we enabled loans increased from 4.4 million in 2020 to 4.9 million in 2021 and decreased to 4.8 million in 2022. We source borrowers through a variety of channels. Our new loan volume based borrower acquisition cost as a percentage of the volume of new loans we enabled was 2.4%, 2.2% and 2.0% for the years ended December 31, 2020, 2021 and 2022, respectively.

Retail Credit and Enablement

Direct Sales

We had a direct sales network of over 40,000 full-time employees as of December 31, 2022, of whom over 95% have a junior college education or above. Together they covered approximately 300 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

Our direct sales channel gives us the capability to enable loans with larger ticket size as these borrowers tend to have more demand for face-to-face consultation. These consultations typically encompass explanation of how our credit application process works, our overall assessment criteria, loan repayment terms, as well as the loan collection process should the borrowers fails to repay on time. For borrowers who are less familiar with our online loan application process, our direct sales team would provide on the ground assistance to guide them through the usage of the online application system to ensure a seamless customer experience.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The productivity of our direct sales force has been stable across the Track Record Period, as evidenced by the volume of new loans sourced per employee per month, which was RMB402 thousand in 2020, RMB427 thousand in 2021 and RMB363 thousand (US$52.2 thousand) in 2022.

Our direct sales channel was responsible for sourcing RMB269.5 billion, or 48.3%, of our total volume of new loans in 2020, RMB309.6 billion, or 49.7%, of our total volume of new loans in 2021 and RMB247.1 billion (US$35.5 billion), or 56.6%, of our total volume of new loans in 2022. Of the loans sourced by our direct sales channel in 2022, 79% were for borrowers located in cities that we classify internally as more economically developed.

Consumer Finance

Our consumer finance subsidiary acquires customers online through our consumer finance app and traffic platforms and offline through our direct sales network. In 2022, we sourced 42.2% of our consumer finance borrowers offline and 57.8% online. The number of borrowers with outstanding consumer finance loans increased from 168 thousand as of December 31, 2020 to 608 thousand as of December 31, 2021 and further to 1.3 million as of December 31, 2022.

Loan Products

We enable both secured and general unsecured loans under our Puhui brand. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2022:

Core Retail Credit and Enablement Model

	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual
Average Ticket Size	• RMB240,179 (US$34,536)	• RMB438,675 (US$63,078)	• RMB5,979 (US$860)(1)
Average Contractual Tenor	• 38.0 months	• 38.8 months	• N/A
Average APR	• 21.1%	• 15.7%	• 20.6%
Repayment Schedule	• Fixed installments	• Fixed installments or balloon payment	• Fixed installments

Note:

(1)	This represents the average single drawdown amount for consumer finance loans.

The following table shows the outstanding balance of loans under Puhui and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,
	2020		2021		2022
Outstanding Balance	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
General unsecured loans(1)	447.8	82.1	520.1	78.7	423.8	73.5
Secured loans	93.7	17.2	129.3	19.6	123.1	21.4
Consumer finance loans	3.6	0.7	11.6	1.8	29.7	5.1

Total	545.1	100.0	661.0	100.0	576.5	100

Note:

(1)	General unsecured loans include RMB0.4 billion of legacy products in 2020.

The following table shows the volume of new loans by product during the years indicated.

	For the Year Ended December 31,
	2020		2021		2022
Volume of New Loans	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
General unsecured loans	436.1	77.2	481.7	74.3	318.6	64.3
Secured loans	122.3	21.7	141.5	21.8	118.2	23.9
Consumer finance loans	6.5	1.2	25.3	3.9	58.6	11.8

Total	565.0	100.0	648.4	100.0	495.4	100

The following table shows our quarterly loan vintage based on our outstanding loan balance enabled during the Track Record Period:

	Outstanding Loan Balance Enabled (RMB billions)(1)
	2020				2021				2022
Vintage	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
2017	9.0	3.9	0.9	0.1	0.01	—	—	—	—	—	—	—
2018	70.1	48.8	30.9	18.4	9.7	4.3	1.2	0.1	0.02	—	—	—
2019	283.4	214.1	159.4	119.8	87.6	63.2	43.2	27.7	16.0	8.0	2.7	0.4
2020	140.3	250.9	341.6	402.9	320.7	251.9	195.8	151.9	114.4	84.0	58.3	38.0
2021	—	—	—	—	159.1	281.5	396.0	469.7	386.1	312.9	249.1	197.6
2022	—	—	—	—	—	—	—	—	138.4	231.3	298.4	310.9

Total	502.8	517.6	532.8	541.2	577.1	600.8	636.2	649.4	655.0	636.3	608.6	546.9

Note:

1.	Excluding legacy products and consumer finance loans.

Loans are available on flexible terms. The loan products we enable under our Puhui brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2022 was RMB10 million for secured loans and RMB1 million for general unsecured loans. Average loan size for these loans was considerably smaller. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans and the average drawdown in Renminbi for consumer finance loans. The increase in the average ticket size is generally due to our pivot to serving more SBOs and higher quality borrowers.

	As of December 31,
	2020	2021	2022
Average Ticket Size / Drawdown		(RMB)
General unsecured loans	164,483	199,502	240,179
Secured loans	390,467	430,795	438,675
Consumer finance loans	3,301	3,797	5,979

In general, the maximum contractual tenor offered on general unsecured loans and secured loans is 36 months, and most borrowers choose a tenor of 36 months. In 2021, we began to enable loans with contractual tenors of up to 60 months to selected borrowers, but we discontinued this practice in 2023. The following table shows the average contractual tenor for loans we enabled in months, for both general unsecured loans and secured loans.

	As of December 31,
	2020	2021	2022
Average Contractual Tenor		(months)
General unsecured loans	35.3	35.4	38.0
Secured loans	36.0	35.9	38.8

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022
Estimated Effective Tenor for Off–Balance Sheet Loans		(months)
General unsecured loans	19.18	19.37	19.75
Secured loans	12.64	13.44	14.62

Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months.

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2022, approximately 91.0% of the loans we enabled under our Puhui brand had fixed installment repayment schedules and the other 9.0% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Puhui brand.

In 2022, our average APR for new loans was 21.1% for general unsecured loans, 15.7% for secured loans and 20.6% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit enablement service fees. The following table shows our average APR for new loans during the Track Record Period for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 4, 2020. As of December 31, 2022, the total outstanding balance of enabled loans with an APR higher than 24% but below 36% amounted to RMB8 billion representing 1% of our total outstanding balance of enabled loans.

	As of December 31,
	2020	2021	2022
Average APR for New Loans		(%)
General unsecured loans	26.7	22.6	21.1
Secured loans	17.4	16.2	15.7
Consumer finance loans	19.1	20.3	20.6

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In 2022, approximately 82.0% of the general unsecured loans we enabled, by volume, were borrowed by small business owners, and 18.0% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was 38.0 months and the average ticket size was RMB240,179 (US$34,536).

Our outstanding balance of general unsecured loans enabled was RMB447.5 billion, RMB520.1 billion and RMB423.8 billion (US$60.9 billion) as of December 31, 2020, 2021 and 2022, respectively. Our total volume of general unsecured loans enabled amounted to RMB436.1 billion, RMB481.7 billion and RMB318.6 billion (US$45.8 billion) in 2020, 2021 and 2022, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
Ticket Size	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in billions, except percentages)
Up to RMB50,000	12.9	2.9	7.2	1.5	3.0	1.0
RMB50,001 to RMB100,000	57.7	13.2	38.5	8.0	18.5	5.8
RMB100,001 to RMB200,000	146.2	33.5	138.0	28.6	68.1	21.4
RMB200,001 to RMB300,000	131.4	30.1	159.2	33.1	93.5	29.3
RMB300,001 or above	88.0	20.2	138.8	28.8	135.5	42.5

Total	436.1	100.0	481.7	100.0	318.6	100.0

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of small business owners. As shown in the table above, only a small and decreasing percentage of the general unsecured loans we enabled had ticket sizes of RMB50,000 or lower, and the percentage of loans with ticket sizes over RMB300,000 has more than doubled since 2020.

Secured Loans

Secured loans target small business owners. Approximately 95.5% of the secured loans we enabled, by volume, were borrowed by small business owners. In 2022, the average contractual tenor of new secured loans we enabled was 38.8 months and the average ticket size was RMB438,675 (US$63,078).

Our outstanding balance of secured loans enabled was RMB93.7 billion, RMB129.3 billion and RMB123.1 billion (US$17.7 billion) as of December 31, 2020, 2021 and 2022, respectively. Our total volume of secured loans enabled amounted to RMB122.3 billion, RMB141.5 billion and RMB118.2 billion (US$17.0 billion) in 2020, 2021 and 2022, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collaterals, given such cities’ relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, there has been an increase in the average ticket size for our secured loans during the Track Record Period. As a result, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 67% in 2020 to 71% in 2021 and further to 74% in 2022.

Consumer Finance Loans

We began to make consumer finance loans in June 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Our consumer finance loans include both revolver loans and installment loans. Our consumer finance revolver loans have a typical contractual tenor of 12 months, and our consumer finance installment loans have a maximum contractual tenor of 36 months. Our consumer finance loans had average drawdowns of RMB3.3 thousand, RMB3.8 thousand and RMB6.0 thousand in 2020, 2021 and 2022, respectively.

Our outstanding balance of consumer finance loans was RMB3.6 billion, RMB11.6 billion and RMB29.7 billion (US$4.3 billion) as of December 31, 2020, 2021 and 2022, respectively. Our total volume of consumer finance loans amounted to RMB6.5 billion, RMB25.3 billion and RMB58.6 billion (US$8.4 billion) in 2020, 2021 and 2022, respectively.

OUR TRANSACTION PROCESS AND FUND FLOW

Loan Application and Credit Assessment Workflow

The charts below illustrate the loan application and credit assessment workflow when loans are enabled by our core retail credit and enablement model and by our consumer finance subsidiary.

Core Retail Credit and Enablement Model

Step 1: We source borrowers under our Puhui brand primarily through offline direct sales channel, as well as a large and robust set of channel partners. Once an individual is identified as a prospective customer, he will be prompted to first create a customer account for online loan application.

Step 2: After receiving the prospective borrower’s loan application, we will conduct pre-screening including KYC, credit assessment, and product recommendation via Luzhangfang, which is supported by big data, AI and multi-dimensional analytic models. We initiate credit assessment with AI interviews at the front-end and human support at the back-end. These assessments include observations from AI video interview, customer identification, voiceprint matching and referencing historical credit record. We may also ask the prospective borrower to provide residential property and automobiles as collaterals alongside their loan application for credit assessment and product recommendation.

Step 3: Guarantee from our licensed financing guarantee subsidiary is provided to the borrowers. Credit enhancement options (credit guarantee insurance or guarantee) from third party credit enhancement providers are also offered to the borrowers, which they can apply for to enhance their loan application.

Step 4: Once the prospective borrower accepts the loan product we recommend, we will submit their loan application to the respective funding partner.

Step 5: Subsequently, the funding partners will also conduct their own credit assessment. If our funding partners reject the loan application of the prospective borrower, we will refer the prospective borrowers to other funding partners and resubmit their loan application. We will repeat this process for a total of three times for our prospective borrowers who have been previously rejected.

Step 6: If our financial institution partners accept the loan application, we will notify the prospective borrower on the final loan approval decision. The total loan APR and its components, including the interest, insurance premiums or guarantee fees, and the retail credit and enablement service fees, as well as the details of the loan repayment schedule and penalty fees are also presented to the borrowers on the app. We will explain the items to the borrowers, and the communication will be recorded. After the borrowers acknowledge the information and terms, we will enter into a borrower contract with them.

Step 7: Our funding partners will disburse the loans to the borrower directly upon the loan drawdown.

Consumer Finance

Step 1: Our consumer finance subsidiary acquires customers through both online and offline channels, primarily through its own consumer finance app, third party traffic platforms, as well as through its direct sales network. Once an individual is identified as a prospective borrower, he will be prompted to first initiate a loan application.

Step 2: After receiving the prospective borrower’s loan application, our consumer finance subsidiary will conduct screening including KYC and credit assessment.

Step 3: Our consumer finance subsidiary will engage guarantor to provide credit enhancement based on the borrower’s credit profile.

Step 4: If our consumer finance subsidiary accepts the loan application, the prospective borrower will be notified on the final loan approval decision. Afterwards, we enter into a borrower contract with them.

Step 5: Our consumer finance subsidiary will disburse funds to the borrower directly upon loan drawdown.

The Flow of Funds

The charts below illustrate the flow of funds when loans are enabled by our core retail credit and enablement model and by our consumer finance subsidiary.

Core Retail Credit and Enablement Model

Step 1: Our funding partners will directly disburse loans to borrowers.

Step 2: For normal loans, borrowers will repay the loan principal and interests directly to our funding partners.

Step 3: Once loans become overdue, we will initiate the loan collection process.

Step 4A: For loans that are overdue for 1-79 days, borrowers can still repay the overdue principal and interest directly to our funding partners.

Step 4B(I): Once a loan becomes overdue for over 80 days, under our joint guarantee model where we guarantee the loan under our licensed guarantee subsidiary together with the credit enhancement providers, our licensed financing guarantee subsidiary (Puhui Guarantee) and credit enhancement providers will make the default claims payment to our funding partners, based on the respective guaranteed percentages and pre-agreed arrangements with the funding partners. Default claims payment is severally, not jointly, provided by our financing guarantee subsidiary and third party credit enhancement providers, and our financing guarantee subsidiary is only liable for the default claims payment in respect to the portion that it guarantees.

Step 4B(II)i: Once we are able to recover the principal and interests from borrowers, our guarantee subsidiary and credit enhancement partners will receive the payments from the borrowers based on the contractual arrangement.

Step 4B(II)ii: For our secured loans, upon foreclosure, we act on behalf of the credit enhancement providers and our financing guarantee subsidiary, disposes of the collaterals via auction or consignment and use the proceeds to minimize or mitigate the losses for credit enhancement providers and our financing guarantee subsidiary, based on the pre-agreed guarantee percentage split.

Under our core retail credit and enablement model, we receive retail credit and enablement service fees, guarantee income and net interest income from our borrowers, as well as account management service fees from our credit enhancement providers. In some cases, we may receive performance-based fees from funding partners depending on credit performance of loans enabled by us.

The fund flow under different funding sources is quite similar. Once a new loan application passes our credit assessment process, we will refer the borrower to a funding partner and, if applicable, a credit enhancement provider for them to conduct an independent evaluation of the loan application. If the funding partner finds the borrower acceptable, it disburses the loan to the individual borrower directly.

As for the claim process, once a loan becomes delinquent for 80 days, a notice of claim will be sent to the credit enhancement provider, and the credit enhancement provider will typically complete its review and make the payment to the funding partner. For on–balance sheet loans, the payment is made to the consolidated trust plans.

Consumer Finance

Step 1: Our consumer finance subsidiary will fund the loans and disburse the loans directly to the borrowers.

Step 2: We pay guarantee fee to the guarantor (our financing guarantee subsidiary or third party guarantor) based on contractual arrangements, if the guarantee is in place. There is no joint guarantee arrangement between our financing guarantee subsidiary and third party guarantor. Our third party guarantor does not involve entity of Ping An Group.

Step 3: For normal consumer finance loans, borrowers will repay the loan principal and interest directly to our consumer finance subsidiary.

Step 4: Once loans become overdue, we will initiate the loan collection process.

Step 5A: For overdue loans without guarantee in place, the borrowers will repay the relevant overdue principal and interest directly to our consumer finance subsidiary.

Step 5Bi 5Bii: When loans with guarantee in place become overdue, the guarantor (our financing guarantee subsidiary or third party guarantor) will make the default claims payment to our consumer finance subsidiary for the portion of loans they guarantee based on contractual arrangements. The borrowers will subsequently repay the relevant overdue amount which is guaranteed to the guarantor, and the portion which is not guaranteed to our consumer finance subsidiary. The flow of funds and the contractual arrangement are the same regardless of our financing guarantee subsidiary or third party guarantor being the guarantor.

We receive net interest income from our borrowers for our consumer finance business.

Third-party Payment Channels and Banks

Core Retail Credit and Enablement Model

We engage third-party payment providers and banks in handling fund transfers and settlements under our core retail credit and enablement model. The role of the third-party payment providers and banks is to distribute funds from borrowers to us, our funding partners and credit enhancement providers based on the pre-agreed arrangement. We receive retail credit and enablement service fees, guarantee income and interest income via the third-party payment providers and banks. We are not involved in the loan disbursement arrangement between our funding partners and borrowers.

Consumer Finance

Similarly, we also engage third-party payment providers and banks for our consumer finance business. Our third-party payment providers and banks will distribute the funds from our consumer finance subsidiary to the borrowers, and from the borrowers to our consumer finance subsidiary and guarantor partners, if applicable. We receive interest income via the third-party payment providers and banks.

We pay payment process expenses to our third-party payment providers and banks based on the fund transfers and settlement volume. The payment process expenses for the year ended December 31, 2020, 2021 and 2022 were RMB1.2 billion, RMB1.2 billion and RMB1.1 billion, respectively.

OUR GUARANTEES

Substantially all new loans enabled during the Track Record Period under the core retail credit and enablement model are jointly guaranteed by our own financing guarantee subsidiary and third party credit enhancement providers. The remainder is guaranteed only by us without third party credit enhancement. For our consumer finance business, our consumer finance subsidiary directly provides funding and takes a majority of the credit risk, while the remainder of the credit risk is guaranteed by third party guarantors or our financing guarantee subsidiary. The guarantee arrangement between our consumer finance subsidiary and our financing guarantee subsidiary is due to commercial factors. As our consumer finance business, which commenced in 2020, is scaling up, we choose to cooperate with our financing guarantee subsidiary and third party guarantor to manage credit risk exposure. There is no joint guarantee arrangement between our financing guarantee subsidiary and third party guarantor. Our third party guarantor does not involve entity of Ping An Group.

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 29 provinces. For loans funded by third parties where the lender requires credit enhancement, our financing guarantee subsidiary will determine how much risk we will guarantee on each new loan transaction based on a dynamic mix of regulatory and commercial factors. In light of latest regulatory development, we believe credit enablers are encouraged to show more commitment to the loans enabled by taking on more credit risk. In addition, we also take into account the risk appetite of funding partners, the prices quoted by credit enhancement providers, and our own capital position when deciding the proportion of credit risk we take through our financing guarantee subsidiary. These apply to both our bank-and trust-funded loans. Our credit enablement model through our financing guarantee subsidiary makes it possible for us to share data with our institutional partners in a manner that is fully compliant with regulatory requirements. We had RMB21.0 billion, RMB64.7 billion and RMB68.5 billion (US$9.8 billion) in off–balance sheet financing guarantee contracts as of December 31, 2020, 2021 and 2022, respectively.

The pricing for our guarantee service takes into consideration of the underlying cost to guarantee such loans, which is determined mainly by the borrowers’ owned assets, collaterals, credit records from the People’s Bank of China and their customer type (SBOs or individuals). We also take into account market pricing to ensure our services remain competitive. We are not responsible for the pricing offered by the third party credit enhancement providers.

We made default claims payment of RMB0.8 billion, RMB1.6 billion and RMB7.0 billion in 2020, 2021 and 2022, respectively, representing 2.3%, 1.5% and 5.2% of the loans which we had credit risk exposure during that period. We recovered RMB0.5 billion, RMB0.5 billion, and RMB0.3 billion of default claims payment in 2020, 2021 and 2022, respectively.

Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB47.9 billion in aggregate as of December 31, 2022 and a leverage ratio of approximately 2.0×.

VALUE-ADDED SERVICES FOR SMALL BUSINESS OWNERS

We launched our new small business owner value-added services platform in November 2022. This value-added services platform, branded Ludiantong (陸店通), is an open-platform design and is being populated with digital operating tools and industry-focused content to support business development for small businesses. We intend to use this platform to engage potential customers at an earlier stage, deepen our interaction with existing customers, and create both new cross-sell opportunities and a new source of customer referrals. Our goal is to create an ecosystem that is interactive among customers as well as between customers and our direct sales team, and that supports business owners whose end customers are other small businesses or consumers.

Ludiantong offers tools and functions for small business owners to acquire customers and increase customer engagement. It enables small business owners to attract potential customers and gain deeper insights into their behavior via the data collected. It also helps small business owners to better identify the needs of their existing customers by leveraging the insights of other ecosystem participants and to expand their business networks. We expect to launch more features on Ludiantong going forward, including customer referral, service bundling offers and customer relationship management tools, and to foster the growth of an SBO ecosystem around our value-added services platform.

Customer Experience

The Customer Journey

Step 1: loan application

App interface

The loan application process is entirely online and paperless. Our mobile app makes it easy, convenient and hassle-free for borrowers to apply for our loans. We acquire borrowers offline but enable them to submit their loan applications online through our mobile app. Since 2019, all of our transactions have occurred on our mobile app.

The process of creating an account is quick and simple. A borrower can create an account with us using a mobile phone number. Once an account has been created, the borrower will be able to apply for our loan products online.

We have access to data and analytical insights that enable us to make an immediate credit assessment decision once we have verified the borrower’s identification. The borrower’s identity is verified through various means, including facial recognition.

If borrowers wish to provide documentation to support their risk profile and increase their credit limit, our mobile app allows borrowers of general unsecured loans to upload insurance policies, automobile registration, residential mortgages and deeds, and tax bills. They scan the documents and our system reads them through optical character recognition and natural language processing. Our system guides borrowers towards the most suitable loan options based on the information provided. The information will be considered as part of our credit assessment process and may impact the approved loan amount and borrowing cost.

We believe that offline teams are essential for penetrating our target markets but that online processes are necessary for efficient and speedy delivery of customer service. All of our loan applications for both secured and general unsecured loans are processed online. For secured loans, we are collaborating on a pilot program to enable borrowers to pledge residential property as collateral either completely online or with only one visit to the government agency where the collateral is recorded.

Using our AI-powered credit assessment capabilities, we launched a one-stop loan application service on our mobile app in September 2021 to streamline the loan application process. We refer to this service as Luzhangfang (陸賬房). Luzhangfang enables borrowers to choose from a combination of loan plans and preferential rates with a simple and intuitive application process. Traditionally, borrowers would have to complete a separate loan application form and go through a separate approval process for each loan product they intend to apply for. This process can be time-consuming and unsatisfying for borrowers. Through Luzhangfang, a borrower only needs to submit an application on our mobile app and our system will automatically generate a variety of loan plans with preferential rates for the borrower to choose from based on our preliminary assessment. If borrowers are not satisfied with the results, they can provide additional information, such as enterprise qualifications, insurance policies, personal property or vehicle information, to increase their loan limit and obtain more favorable rates. Luzhangfang can provide a borrower up to four loan plans with a maximum amount of RMB10 million.

Step 2: credit assessment

AI interview and online interview on mobile app

Our credit application and approval process could be entirely AI-based or entirely human-based in selected cases for our general unsecured loans, but more commonly it is conducted through a combination of AI with human assistance, leveraging our AI-driven application and approval interface. The interface uses automatic speech recognition, optical character recognition and natural language processing to communicate with the prospective borrower. Loan processing time can be significantly shortened as a result and application conversion improved. The entire loan approval process can be as fast as 20 minutes, entirely through one screen interaction, with minimal text input. All online applications begin with the same portal, leading to an immediate credit offer for qualified applicants. The potential borrower then has an AI credit assessment interview, during which anti-fraud, credit assessment, and loan approval processes run seamlessly in the background so that the credit assessment can be completed before the interaction ends. Based on the borrower’s credit profile, credit enhancement options are provided to them and they can choose to add potential credit guarantee insurance to enhance their loan applications. If the loan is approved, the borrowers will be made aware of the identity of the funding partner we refer to, and they will sign the contract online by indicating agreement to all of the terms. The funds are normally disbursed on the same day and the borrower is notified through the app once the transfer is completed. If our funding partners reject the loan application of the potential borrowers, we will resubmit the application to other funding partners. We will repeat this process for a total of three times. Borrowers can set up automatic repayments on our mobile app.

We select high-quality borrowers to target for new loans. These include borrowers who have made nine straight months of repayments on their current loans and borrowers who have already repaid their loans. Applications from repeat customers can be completed expeditiously and we provide assistance by telephone when needed.

Step 3: post loan

We initiate smart repayment reminders five days, three days and one day before a repayment is due. The T—5 reminder covers all borrowers with outstanding loans. The T—3 reminder serves as a second layer of protection and will be sent to borrowers who are not reached by the T—5 reminder. The T—1 reminder is targeted at first-time borrowers, borrowers with inferior credit quality, borrowers not reached by previous reminders, and borrowers who specifically requested a T—1 reminder.

As soon as a loan is one day past due, we initiate our AI independent collection process, which analyzes customer profile, historical repayment records, and delinquency stage to identify the treatment appropriate for different customers with loans overdue. Our system analyzes the reasons for late repayment and records when the collection process is initiated and whether and when the repayment is made. For customers with higher expected loan recoverability, we focus on identifying key factors for late repayment and offer them assistance in repaying the loan as soon as possible. For customers with lower expected loan recoverability, we send overdue warnings to the borrowers, and cases requiring next level support are automatically transferred to our collection agents.

When a loan becomes overdue and the case is transferred to our collection agent, our AI assistant tool will provide a tailored script to our collection agents based on the customer’s expected behavior, and a tailored voice tone is also generated to ease the conversation. As of December 31, 2022, the vast majority of our collection efforts were enabled by AI. We have also implemented new scenario analysis for various late repayment situations so that our collection agents can better understand the situation and conduct follow-up discussion with our borrowers.

HOW WE ENABLE OUR INSTITUTIONAL PARTNERS

Our Funding Partners

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources. There are: (1) retail funding directed by private banks, (2) institutional funding from banks, securities and insurance companies, and (3) funding from open market issuance. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six trust companies in each of 2020, 2021 and 2022. Trusts funded approximately 35.1% of the new loans we enabled in 2020, 32.2% of the new loans we enabled in 2021 and 31.7% of the new loans we enabled in 2022. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not. See “Financial Information—On- and Off-Balance Sheet Treatment of Loans and Risk Exposure.”

The chart below shows the typical structure of the trust arrangements and the roles and obligations of the parties involved, including the Company, trust plans, trust companies, trust investors, third-party credit enhancement providers and borrowers.

Credit Analytics

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People’s Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 17 years of through-cycle credit data from approximately 68 million unique individual applicants, supplemented by access to the Ping An ecosystem insights and access to enterprise data for approximately 10 million businesses through external data providers as of December 31, 2022. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer’s consent.

Out of over 7,000 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 1,600 of the most relevant variables to build our anti-fraud models and around 1,600 of the most relevant variables to build our loan decision models as of December 31, 2022. The predictive variables used to build our anti-fraud models and loan decision models include the number of enquiries to view a borrower’s credit score in the past 24 month, overdue times within the last three months, the operating registration of a borrower, years of operation, the enterprise registered capital and whether there is a hit of a borrower’s telephone number against the blacklist of fraud cell phone numbers, among others.

For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower’s willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower’s ability to repay. As of December 31, 2022, credit and financial data comprise approximately 59% of the variables of our anti-fraud assessment and 89% of the variables of our credit assessment, while behavioral data make up the remaining 41% of the variables for our anti-fraud assessment and 11% of the variables of our credit assessment.

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. Our credit assessment process has been made as convenient as possible for potential borrowers through the application of automatic speech recognition, optical character recognition and natural language processing. The approval process for general unsecured loans can be as fast as 20 minutes, entirely through one screen interaction, with minimal text input.

We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower’s eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our recently adopted rating system. Currently we only enable loans for borrowers with a risk rating of R4 or better. In 2022, we gave AI-assisted live interviews or purely AI interviews to 60.7% of borrowers of general unsecured loans, and the other 39.3% of borrowers of general unsecured loans had the interview waived because nothing in their data required further clarification. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

When we give a live interview, our credit approval team interviews borrowers using web conferencing tools. During interviews, we use facial and voice recognition to identify borrowers and micro facial expression and speech emotion analytics to analyze borrowers’ emotional reactions to assist in assessing the trustworthiness of the borrowers. Other than live interviews, our credit assessment process is entirely automated, which helps us to achieve a unified and data-driven decision process with strong predictive power.

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets to determine the appropriate risk-based pricing. After taking into account the borrower’s risk rating and debt to income ratio and the value of the borrower’s assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower’s credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People’s Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB20,000.

For small business owners, know your business or KYB is an additional element of our credit assessment process. We analyze data relating to the borrower’s business including its corporate credit rating, if any, its VAT, point-of-sale and UnionPay records, its utility bills, and any insurance, memberships in industry organizations or other pertinent information. We believe that it is essential to combine both KYC and KYB data for small business owners to accurately assess their creditworthiness.

Borrower Profiles

The following table summarizes the DPD 30+ delinquency rate and the DPD 90+ delinquency rate by credit score category on our recently adopted borrower quality ranking system for general unsecured loans (excluding top-ups on existing loans) enabled by Puhui for the year indicated.

	For the Year Ended December 31, 2022
Credit Score	DPD 30+ Delinquency Rate	DPD 90+ Delinquency Rate
R1	1.1%	0.6%
R2	2.2%	1.2%
R3	3.1%	1.7%
R4	4.8%	2.8%
R5	7.2%	4.3%
R6	11.7%	7.2%

The following table presents the APR by credit score category for general unsecured loans (excluding top-ups on existing loans) enabled by Puhui for the years indicated.

	APR
	For the Year Ended December 31,
Credit Score	2020	2021	2022
		(%)
R1	20.5	18.9	17.4
R2	22.0	20.7	19.1
R3	23.3	21.7	20.3
R4	24.6	23.1	22.1
R5	26.3	23.4	22.5
R6	28.7	23.7	23.0

The following table presents the volume of new loans by credit score category as a percentage of total loan volume for general unsecured loans (excluding top-ups on existing loans) enabled by Puhui for the years indicated.

	Volume of New Loans Enabled
	For the Year Ended December 31,
Credit Score	2020	2021	2022
		(%)
R1	6.0	8.8	15.7
R2	8.6	9.6	14.7
R3	12.6	13.3	17.8
R4	27.9	25.0	25.3
R5	28.1	26.4	20.1
R6	16.9	16.9	6.4
Total	100.0	100.0	100.0

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 17 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

We utilize an online system for efficient and effective post-loan management and loan collection. Powered by AI servicing, intelligent loan collection algorithm and App smart robots, we have created a 24/7 operational command dashboard for our loan collection system which has increased the stability, speed, and efficiency of our post-loan process. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to further improve outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers, while being able to enhance product pricing, improve underwriting results and lift loan collection efficiency.

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People’s Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium- and high-risk borrowers. In 2022, we carried out 54% of our repayment reminders through messages and the remainder through AI-enabled phone calls.

If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we enable makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily enable small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop.

The productivity of our post-loan servicing team has been continually improving. The average outstanding loan balance per post-loan servicing employee per year was RMB54.1 million, RMB65.5 million and RMB60.4 million (US$8.7 million) in 2020, 2021 and 2022, respectively.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with relevant laws and regulations. To fulfill the compliance requirements, we have adopted and enforced comprehensive, online and systematic collection management and process monitoring to ensure that all the collection practices by the third parties we cooperate with are in compliance with current laws and regulations. First of all, collection operations conducted through third-party agencies are generally processed on our online system so that we are able to track and perform full-angle inspection on the collection practices. We closely monitor the practices of the third-party collection agencies, including their system login history and telephone and text message records. All collection calls initiated by third-party agents are recorded and transmitted to our inspection system for an “AI + manual” dual inspection procedure, where our AI models will perform automatic, preliminary risk analysis on the content of the collection conversation and text messages against the rules that we set, identifying the expressions that are suspected to be deviating from our rules, and our operation inspection team will then further investigate the high risk cases and provide improvement advice. The third-party collection agencies are forbidden from downloading the information in our system. All customer contact information on our system is sanitized and protected to prevent it from being accessed by the third-party collection agencies without authorization. Second, we maintain on-site inspection on all collection operations of the third-party collection agencies on a monthly or quarterly basis. Our inspection team closely monitor whether the third-party collection agencies are sufficiently staffed, whether they use private cellphones for the collection efforts, and whether they exploit our customers’ private information. Third, we penalize the third-party agencies’ violations based on the severity of the violations. Once a violation is detected and confirmed, the third-party agency who committed the violation will be penalized by our policies based on level of violation. Our customers may file complaints if their private information is violated by the third-party agencies. We may terminate contracts with third-party agencies based on contractual arrangements if they violate any laws or regulations, which involve criminal or civil proceedings, in their cooperations with other companies.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting on behalf of the credit enhancement providers and our financing guarantee subsidiary, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the credit enhancement provider.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

For the general unsecured loans we enable, we rank qualified borrowers on a scale of one to six, where R1 is the highest quality (lowest risk) and R6 is the lowest quality (highest risk). The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

As mentioned previously, we have been concentrating our efforts on borrowers at the higher end of our R1 to R6 ranking of creditworthiness. Risk rating is a dynamic process which reflects our risk appetite and acceptance from time to time, and we have been focusing our efforts on serving high quality customers. High quality borrowers, which we define as borrowers rated between R1 and R3, accounted for 48.2% of the general unsecured loans (excluding top-ups on existing loans) we enabled in 2022, as compared to 31.8% in 2021.

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2020, 2021 and 2022.

	As of December 31,
DPD 30+ Delinquency Rates by Type of Loan	2020	2021	2022
General unsecured loans	2.3	2.6	5.2
Secured loans	0.7	0.8	2.6

Total	2.0	2.2	4.6

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2020, 2021 and 2022. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,
DPD 90+ Delinquency Rates by Type of Loan	2020	2021	2022
General unsecured loans	1.3	1.5	3.0
Secured loans	0.4	0.4	1.2

Total	1.2	1.2	2.6

Our Track Record Period largely overlapped with developments of the COVID-19 pandemic. Since the beginning of 2020, outbreaks of COVID-19 have led to ongoing pandemic controls and sharply disrupted the economic life throughout China, resulting in limited discretionary consumption and slow economic growth. Our core SBO segment has been impacted by the challenging macro environment over the past few quarters, as small businesses are typically the earliest to be impacted in periods of macroeconomic change. The aforementioned factors have led to continued deterioration in our asset quality, as evidenced by the heightening DPD 30+ and DPD 90+ delinquency rates and flow rates throughout our Track Record Period. In particular, the modification in zero-COVID policy in the fourth quarter in 2022, and the spike in COVID-19 cases in December 2022 due to the reopening of China have put pressure on both our customers and our operations, leading to a further decline in asset quality.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2022, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2022 on secured loans that we have enabled.

The charts above represent the percentage of past due outstanding principal of different loan vintages as of a particular month, after time periods have elapsed since the loan was originated. In general, the maximum contractual tenor offered on general unsecured loans and secured loans is 36 months, and most borrowers choose a tenor of 36 months. Thus, delinquency rates need to be observed throughout the loan lifecycle to reflect the quality of a vintage. For all loan vintages shown above, as time periods elapse and these loan vintages mature, the balance of outstanding principal that is past due would increase as demonstrated by the upward sloping vintage curve for each loan vintage over months on books (MOB), which then flattens closer to loan maturity when loss rate is stabilized. For secured loans, loan vintages tend to exhibit a downward trend as they approach MOB36 given they are adjusted to reflect total amount of recovered past due payments for principal through its secured assets and without taking into account charge-offs.

COVID-19 resurgence and regional lock-downs across China had impacted offline business activities and the effectiveness of our collection services. Weakening economic conditions, combined with the impact of COVID-19, have also weighed on borrowers’ ability to repay in 2022. As illustrated in the charts above, the DPD 90+ delinquency rates for the 2021 loan vintage have noticeably heightened relative to older vintages as our collection efforts were impacted and borrowers had difficulties to repay their loan principal and interests that are still outstanding in 2022.

Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

During the Wuhan lockdown when COVID first broke out in the first quarter of 2020, our flow rates quickly raised to 0.9% for general unsecured loans and 0.5% for secured loans, as compared to prepandemic levels at 0.5% for general unsecured loans and 0.2% for secured loans in the fourth quarter of 2019. The impact of Wuhan lockdown was mainly concentrated in one province for a few months. As we swiftly resumed our business operations in the second quarter of 2020, the flow rates declined to 0.5% for general unsecured loans and 0.2% for secured loans. Flow rates remained stable afterwards until the last quarter of 2021. The impact from multiple waves of COVID resurgence in 2022 was larger in magnitude and longer in duration. Our core small business owner segment, which made up the majority of our new loans enabled in 2022, has been among the earliest impacted by the deteriorating macro environment. These operating challenges have led to worsening flow rates reaching 1.1% and 0.6% respectively as of the fourth quarter of 2022 for general unsecured and secured loans. As flow rate is a leading indicator, it would more accurately reflect earlier signs of asset quality deterioration or improvements, as compared with delinquency rate which is a lagging indicator.

The following chart shows the flow rates during the Track Record Period for the general unsecured loans we have enabled.

The following chart shows the flow rates during the Track Record Period for the secured loans we have enabled.

The impact of COVID-19 has caused a divergence in flow rates between Chinese cities in different regions to emerge in 2022. COVID-19 has had both direct and indirect effects on small businesses. In addition to not being able to operate during lockdowns, small business owners may be hesitant to incur debt, expand the scale of their existing businesses or start new businesses, due to concern about future lockdowns. This effect seems to be stronger in less developed regions in China, which have been less resilient than the more developed regions in recovering from lockdowns. If we group the loans we have enabled under our Puhui brand (which excludes consumer finance loans) by province and divide the provinces into three groups of equal size (in terms of total outstanding loans) by the flow rate of the loans in the fourth quarter of 2022, there is a clear divergence between the top third, middle third and bottom third, as shown in the following chart:

	For the Three Months Ended
Flow Rate (%)	June 30, 2022	September 30, 2022	December 31, 2022
Top third provinces	0.70	0.68	0.73
Middle third provinces	0.79	0.93	1.04
Bottom third provinces	0.94	1.14	1.33

In the fourth quarter of 2022, the top third consisted primarily of Shanghai, Beijing, and other provinces with large cities in the eastern part of the country, whereas the bottom third consisted primarily of provinces with smaller cities in the western part of the country and certain peripheral provinces in the north and south.

Our consumer finance subsidiary operates separately from our core retail credit and enablement business in many respects and has its own independent credit risk management personnel. As a licensed and regulated entity in the PRC, it must follow certain procedures and track certain metrics in order to ensure its compliance with regulatory requirements. As part of credit risk management for our consumer finance business, we conduct an online verification on customer identity and an anti-fraud assessment for each prospective borrower and determine the credit quota through our automated decisioning engine. Upon applying for drawdown, selected customers would enter into phone interviews with our credit assessment staff, and the drawdown would be disbursed after approval. We rely on a combination of text messages, AI and human agents in our collection process for consumer finance loans. We use texts and AI primarily for reminders and for payments that are not long overdue, and outsource collection efforts for longer overdue loans. The percentage of non-performing loans more than 60 days overdue for our consumer finance loans was 2.0% in 2020, 2.2% in 2021 and 1.9% in 2022. Our consumer finance subsidiary had a capital adequacy ratio of 118.6%, 35.6% and 18.2% as of December 31, 2020, 2021 and 2022, respectively.

Our Credit Enhancement Providers

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with seven credit insurance companies in 2022. We enable them to extend credit enhancement for loans whose borrowers meet their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners.

The proportion of the outstanding balance of loans we enabled under the Puhui brand that was insured or guaranteed by third parties was 89.4%, 78.9% and 76.1% of the outstanding balance as of December 31, 2020, 2021 and 2022, respectively. Our loan enablement can be done either with or without third-party credit enhancement. How much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance. We conduct commercial negotiations with our credit enhancement providers on a running quarterly basis, so changes in the credit enhancement market may affect the commercial terms of our agreements with our credit enhancement providers very quickly. If the cost of third-party credit enhancement is not commercially attractive, the proportion of loans for which we have credit risk could greatly exceed 30%, depending on the balance of risk and reward.

Ping An P&C provides credit enhancement on standard commercial arm’s-length terms for loans we enable. Ping An P&C provided credit enhancement on 70.6% of the outstanding balance of loans we had enabled under our Puhui brand as of December 31, 2022. No other credit enhancement provider insured or guaranteed more than 2% as of that date. For loans we enable that are insured by Ping An P&C, we have entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enable and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conduct their own evaluation of each borrower to determine whether they will provide insurance or guarantees while we help our partners collect the necessary information.

All of our credit enhancement providers are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission, or the CBIRC. Pursuant to the regulations and rules regarding insurance companies issued by the CBIRC, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engage in a strict assessment process in selecting our credit enhancement providers. We assess whether an insurer has a license from the CBIRC to provide credit insurance on three-year retail credit, whether it is able to meet the CBIRC’s stringent requirements for solvency ratios, concentration risks, leverage ratios and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the CBIRC in May 2020, and whether it has the relevant experience, track record and reputation within the industry. Our insurers are required to publicly file their quarterly solvency reports with the CBIRC, and we review their public filings to verify that they remain in compliance with the relevant requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the relevant regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

We have established a highly automated claims process with our funding partners and credit enhancement providers. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third-party credit enhancement provider. Normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

The table below shows the amount of claims submitted to credit enhancement providers for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period, in millions of RMB. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we submit a claim, the credit enhancement provider will typically complete its review and make the payment to the funding partner within one business day.

	For the Year Ended December 31,
	2020	2021	2022
Amount of claims submitted	1,938.8	5,084.4	12,490.0
Amount of claims reimbursed	1,940.1	5,084.4	12,490.0

Other Services

We enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. We enabled 436 such partners in 2020, 470 in 2021 and 489 in 2022. The wealth management products we enabled in 2022 included asset management plans, mutual fund products, private investment fund products and trust products, among others.

DATA SECURITY AND PRIVACY

We have established and implemented a series of comprehensive and stringent internal policies and measures covering cybersecurity and the lifecycle of data processing activities (data collection, transmission, storage, use, access, sharing, backup and recovery, deletion) to protect cybersecurity and data security and prevent data leakage. We have adopted internal control policies for cybersecurity and data protection at the Group level, which mainly include (i) Full Lifecycle Management of Data (《資料全生命週期管理》), which provides guidelines to regulate data processing activities at all stages of the data lifecycle, including collection, transmission, storage, use, sharing and destruction; (ii) Personal Information Protection Management Measures (《個人資訊保護管理辦法》), which provides the basic principles for processing personal information, collecting personal information, storing personal information, responding to personal information security incidents, classifying personal information and auditing personal information for compliance; (iii) Data Classification and Grading (《資料分類分級》), which classifies and manages data in a hierarchical manner, taking into account the business reality, optimizing the necessary control measures and establishing appropriate rights management for the different levels of data.

For each subsidiary, we have adopted internal control policies related to cybersecurity and data protection, taking Ping An Puhui as an example, which mainly comprises of: (i) Information Security Code — Personal Information Protection (《資訊安全規範-個人資訊保護》) , which provides the general principles of processing personal information, collecting personal information, storing personal information, transmitting personal information, using personal information, deleting personal information, disclosing personal information, processing sensitive personal information, and assessing the impact of personal information protection; (ii) External Data Management Code (《對外資料管理規範》) , which provides the management principles, allocation of responsibilities, prior assessment, declaration requirement process and post-event control in relation to the external processing of personal information; (iii) Personal Information Complaint Management Procedures (《個人資訊諮訴處理管理程式》) , which provides the channels and principles for processing seven types of complaints relating to users’ personal information: inquiries, corrections, deletions, withdrawal of authorized consent, account cancelation, request for copies of personal information and automated information system decisions; (iv) The Data Security Emergency Plan (《資料安全應急預案》) , which provides the allocation of responsibilities for responding to information security incidents, the security incident reporting process and requirements, incident classification, incident response and handling timelines, incident assessment and suppression, incident remediation and recovery; (v) Data Lifecycle Management Specifications (《資料全生命週期管理規範》), which defines the design of information security controls at all stages of the full lifecycle of data collection, transmission, storage, use, sharing and destruction to ensure data confidentiality, integrity and availability, legality and compliance, minimization, auditability and traceability of data-related activities.

We have established a Personal Information Protection Policy (《個人資訊保護政策》) to ensure the legality and compliance of data processing activities, which, for example, specifies that the collection of personal information must be directly related to the products or services provided and that the user’s consent should be obtained as required by the Personal Information Protection Law. Data transmission must be secured according to the level of risk, using cryptography or other reasonable and practicable security measures in accordance with relevant laws and regulations, market standards and internal policies to ensure the security of data transmission. In addition, we store users’ personal information for the minimum time necessary to process such data, and personal information is encrypted and de-identified to ensure storage security. Personal information will be deleted without a copy in a timely manner after the purpose for which it was processed has been achieved, or as otherwise required by law or regulation. When data is used, personal information must be kept confidential and it is prohibited to disclose or manipulate personal information. If personal information is displayed through the interface, measures such as de-identification of the personal information to be displayed must be taken to reduce the risk of personal information being compromised in the display process. In addition, each subsidiary has taken technical measures to prevent computer virus attacks and has adopted network security protection strategies to prevent internal data leakage and ensure that data security incidents such as personal information leakage are monitored and effectively prevented.

During the Track Record Period and up to the Latest Practicable Date, (i) we have not experienced any material data or personal information leakage or loss, infringement of data or personal information, or information security incident; (ii) we have not been subjected to any material fines or administrative penalties, or other sanctions by any relevant regulatory authorities or material complaints in relation to violation of cybersecurity, data security and personal information protection laws and regulations; (iii) we have not received any material complaints in relation to data security and personal information privacy.

CUSTOMERS AND SUPPLIERS

We generate income from a large number of small business owners and other retail borrowers in China under our core retail credit and enablement business model. These customers are material in the aggregate but none of them individually is a material customer. Our top five customers are financial institutions for whom we provide a variety of services. We had over three years of business relationship with each of our top five customers during the Track Record Period. In 2020, 2021 and 2022, income from our top five customers accounted for 5.1%, 9.0% and 4.8% of our total income (i.e., less than 30% of our total income), respectively. The following table sets forth the background information of our five largest customers for each year during the Track Record Period.

Year ended December 31, 2020

Customers	Customer business profiles	Role
Ping An P&C	An insurance company with registered office in Shenzhen, Guangdong	Credit enhancement provider

Customer A*	A joint-stock commercial bank with registered office in Tianjin	Funding partner

Customer B*	A joint-stock commercial bank with registered office in Weihai, Shandong	Funding partner, wealth management product provider

Customer C*	A trust company with registered office in Nanchang, Jiangxi	Funding partner

Ping An Bank	A joint-stock commercial bank with registered office in Shenzhen, Guangdong	Partner under the referral business model, wealth management product provider

Year ended December 31, 2021

Customers	Customer business profiles	Role
Ping An P&C	An insurance company with registered office in Shenzhen, Guangdong	Credit enhancement provider

Ping An Bank	A joint-stock commercial bank with registered office in Shenzhen, Guangdong	Partner under the referral business model, wealth management product provider

Customer A*	A joint-stock commercial bank with registered office in Tianjin	Funding partner

Customer B*	A joint-stock commercial bank with registered office in Weihai, Shandong	Funding partner, wealth management product provider

Customer D*	A joint-stock commercial bank with registered office in Hangzhou, Zhejiang	Funding partner

Year ended December 31, 2022

Customers	Customer business profiles	Role
Ping An Bank	A joint-stock commercial bank with registered office in Shenzhen, Guangdong	Partner under the referral business model, wealth management product provider

Ping An P&C	An insurance company with registered office in Shenzhen, Guangdong	Credit enhancement provider

Customer E*	A fund sales company with registered office in Shanghai	Wealth management product provider

Customer D*	A joint-stock commercial bank with registered office in Hangzhou, Zhejiang	Funding partner

Customer A*	A joint-stock commercial bank with registered office in Tianjin	Funding partner

Note:

*

The Company’s contract with such customer contains customary non-disclosure provisions that limit the Company’s ability to disclose confidential information, including their identities. The Company has not received consent from such customer to disclose its name in this document.

Ping An P&C was our largest customer in 2020 and 2021. We generated income of RMB1,274 million and RMB3,641 million from Ping An P&C in 2020 and 2021, representing 2.4% and 5.9% of our total income, respectively. Our largest customer in 2022 was Ping An Bank. We generated income of RMB1,227 million (US$176 million) from Ping An Bank in 2022, representing 2.1% of our total income. See “Relationship with the Controlling Shareholders—Our Relationship with Ping An Group” for further details about our cooperation with Ping An Group. See “Connected Transactions” for our transactions with the Ping An Group going forward. Please also see “Risk Factors—Risks Relating to Our Business and Industry—We have extensive cooperation with Ping An Group in our business. If such cooperation is subject to any change or if Ping An Group cannot continue to support us, our business, financial performance and results of operations may be adversely affected.”

We enter into cooperation agreements with institutional funding partners in relation to our provision of services to enable transactions between institutional funding partners and borrowers. The agreements cover various terms including scope of services, fees (typically including a fixed amount and a floating component based on circumstances and preferences of the institutional funding partner), term of contract, and consequences in the event of breach of contract, among other. The following table summarizes the salient terms of a typical cooperation agreement that we enter into with an institutional funding partner:

Key Terms	Descriptions
Service type	We offer risk analytic services, facilitate the entry of relevant agreements relating to consumer loans or SBO loans between institutional funding partners and borrowers, and provide post-loan services. We provide guarantee and/or insurance to the loans that meet certain criteria and assume credit risks.

Fees	We charge consulting service fee to the institutional funding partner for risk analytics, post-loan services and other related services.

Term and renewal	Three to five years, which may be renewed prior to expiry upon entry into a new cooperation agreement.

Termination	The cooperation agreement may be terminated upon, but not limited to, the occurrence of any of the following events: (i) the institutional funding partner promoting loan products, other than the products contemplated under the cooperation agreement, to borrowers that we refer to the institutional funding partner; or (ii) the institutional funding partner providing information of the borrowers that we refer to the institutional funding partner to any third party who is not a party to the cooperation agreement (each, a “Termination Event”).

Penalty	Upon the occurrence of the Termination Event, we are entitled to all income derived from the Termination Event and received by the institutional funding partner and any third party that it collaborated with. Any party breaching any obligations provided in the cooperation agreement may be required to compensate the non-breaching party/parties for the damages caused to the non-breaching party/parties.

We also enter into service agreements with borrowers in relation to our provision of services to enable transactions between institutional funding partners and borrowers. The agreements cover various terms including scope of services, fees (typically based on circumstances of the borrowers), contract term, and consequences in the event of breach of contract, among others. The following summarizes the salient terms of a typical financing agreement that we enter into with a borrower:

Key Terms	Descriptions
Service type	We offer credit-screening and consulting services to assist the borrower in securing loans funded by our institutional funding partner.

Fees	We charge service fees to the borrower typically on a monthly basis for the services provided.

Term and renewal	The same as the term of the loan disbursed by the institutional funding partner, subject to certain exceptions and adjustments.

Termination	The service agreement may be terminated upon, but not limited to, the occurrence of any of the following events: (i) we are no longer able to provide services due to policy changes; (ii) the borrower is using our services for illegal purposes; (iii) any fraudulent conduct committed by the borrower in relation to the services provided by us; (iv) the borrower’s disqualification to use our services, subject to our reasonable discretion; and (v) any other event that causes obligations contemplated under the agreement cannot be performed.

Penalty	The borrower will assume all legal liabilities if it violates any laws and regulations or provides false information to us, causing us to suffer damages.

In addition, we enter into service agreements with institutional funding partners in relation to our provision of asset management services to trusts. The agreements cover various terms including scope of services, fees, contract term, and consequences in the event of breach of contract, among others. The following table summarizes the salient terms of a typical service agreement that we enter into with an institutional funding partner:

Key Terms	Descriptions
Service type	We offer asset management services to the trusts, which include but not limited to, maintaining books and records of the assets that are held in the trusts in relation to enablement of loans, collecting the loans, participating in legal proceedings in conjunction with collection of the loans and recovery of trust assets. The institutional funding partner also provides asset management services to the trusts, including but not limited to, accounting of the assets and disbursing loans.

Fees	We charge service fees for the asset management services. We are entitled to reimbursement if we incur expenses in relation to legal proceedings brought to recover trust assets, subject to certain limitations.

Term and renewal	The service may be terminated upon (i) the complete return of capital commitments and accrued interests to subscribers of the trust if the asset backed special plan (“ABS plan”) in connection with the trust is not established successfully; or (ii) the completion of liquidation after the termination of the ABS plan.

Termination	The service agreement may be terminated upon, but not limited to, the occurrence of any of the following events: (i) material breach of the service agreement by us or the institutional funding partner; (ii) any material adverse event that relates to us or the institutional partner as reasonably determined during a meeting of controlling investors of ABS plan; and (iii) any force majeure event.

Penalty	We are obligated to compensate the investors of the trusts for damages incurred if we commit willful misconduct, gross negligence or other breach of our obligations pursuant to the service agreement. Any party breaching any obligations or certain representations and warranties provided in the service agreement, including but not limited to, operating with the required business licenses and compliance with the PRC laws and regulations relating to false advertisement and intellectual property, may be required to compensate the non-breaching party/parties for the damages caused to the non-breaching party/parties.

We also enter into agreements with our funding partners in relation to our guarantee services through our financing guarantee subsidiary to enable transactions between institutional funding partners and borrowers. The agreement covers various terms including scope of services, contract term, and consequences in the event of breach of contract, among others. The following summarizes the salient terms of a typical guarantee agreement that we enter into with a funding partner.

Key Terms	Descriptions
Service type	We offer guarantee services against potential defaults of borrowers to our funding partners.

Fees	We charge guarantee fees to borrowers for guarantee services provided by us.

Term and renewal	Typically three years. If there are outstanding loans to be repaid by borrowers at the end of the term, we and funding partners should continue to fulfill the obligations under the guarantee agreement till the full repayment.

Our payment obligation under such guarantee agreements will typically become due upon the lapse of the pre-agreed guarantee compensating period of 80 days with our fund partners.

Termination	The guarantee agreement may be mutually terminated if (i) we or our funding partners fail to verify and manage the use of funds in accordance with relevant laws and regulations, provide timely feedback to each other regarding inconsistencies of the actual use of funds with intended purpose, and establish regular communication mechanisms or (ii) we or our funding partners induce borrowers to change the use of funds, conceal actual use of funds, induce borrowers to file malicious complaints and conduct false advertising.

Our suppliers primarily include companies that provide credit-related technology services. We had over three years of business relationship with each of our top five suppliers during the Track Record Period. In 2020, 2021 and 2022, our top five suppliers accounted for 9.2%, 8.1% and 6.0% of our total expenses for the respective years (i.e., less than 30% of our total expenses). In 2020, 2021 and 2022, our largest supplier accounted for 3.7%, 3.3% and 2.7% of our total expenses for the respective years. Ping An Payment Technology Services Co., Ltd. (平安付科技服務有限公司) was our largest supplier in each of 2020, 2021 and 2022.

On a group basis, income from our largest customer in 2020, 2021 and 2022 accounted for 3.6%, 8.0%, and 4.4% of our total income (i.e. significantly less than 30% of our total income), respectively. In 2020, 2021 and 2022, income from our five largest customers on a group basis accounted for 6.2%, 10.0% and 5.2% of our total income (i.e. significantly less than 30% of our total income), respectively. In addition, in 2020, 2021 and 2022, expenses from our largest supplier on a group basis accounted for 9.1%, 8.6% and 6.5% of our total expenses (i.e. significantly less than 30% of our total income), respectively. In 2020, 2021 and 2022, expenses from our five largest suppliers on a group basis accounted for 12.7%, 10.9% and 8.1% of our total expenses (i.e. significantly less than 30% of our total expenses), respectively. Therefore, there is no concentration risk in our five largest customers or suppliers even on a group basis.

PROPERTIES

We are headquartered in Shanghai. We had 662 offices in China and another 3 offices in Hong Kong and Indonesia as of December 31, 2022. The following table sets forth a summary of our facilities as of December 31, 2022:

	Number of Facilities	Aggregate Size (m2)
Guangdong	71	73,707
Jiangsu	63	64,747
Shanghai	15	56,504
Shandong	44	41,210
Hubei	30	36,350
Henan	29	33,576
Hebei	36	33,489
Sichuan	31	31,742
Anhui	21	26,458
Hunan	23	20,561
Others	302	202,120

Total	665	620,465

Owned Properties

As of December 31, 2022, properties that we own have a total gross floor area of 3,603 square meters and each owned property ranges from a gross floor area of approximately 79 square meters to 136 square meters. We have valid title certificates or relevant authorization certificates to substantially all of the properties that we own. We have been advised by our PRC Legal Adviser that we have the legal ownership of the properties for which we have valid title certificates or relevant authorization certificates and we have the rights to possess, utilize, and generate income from these properties.

Leased Properties

We lease our premises under lease agreements. The lease terms vary typically from one to six years. As of December 31, 2022, our leased properties have a total gross floor area of over 620,000 square meters. Much of our system hardware is hosted in leased facilities located in Shanghai, Shenzhen and Hebei that are operated by our IT staff. We also maintain a real-time backup system and a remote backup system at separate facilities also located in Shanghai, Shenzhen and Hebei. These properties are used for non-property activities as defined under Rule 5.01(2) of the Listing Rules and are principally used as office premises for our business operations. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

As of December 31, 2022, lessors of 20 of our material leased properties in China with a total gross area of over 35,000 square meters had not provided us with ownership certificates or other similar proof evidencing their rights to lease the properties to our principal subsidiaries and variable interest entities. As a result, these leases may not be valid, and there are risks that we may not be able to continue to use such properties. See “Risk Factors—Risks Relating to Our Business and Industry—Any failure to comply with PRC property laws and relevant regulations regarding certain of our leased properties may negatively affect our business, results of operations and financial condition.”

Pursuant to PRC laws and regulations, property lease contracts must be registered with the local branch of the Ministry of Housing and Urban-Rural Development of the PRC. As of December 31, 2022, we had not obtained lease registrations for the majority of the material properties we leased in China, primarily due to the difficulty of procuring our lessors’ cooperation to register such leases. The registration of such leases will require the cooperation of our lessors. Our PRC Legal Adviser has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements. We will take all practicable and reasonable steps to ensure that the unregistered leases are registered.

LICENSES AND QUALIFICATIONS

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to obtain various licenses and regulatory approvals to operate our business. See “Regulatory Overview” in the Listing Document for details about the regulations that apply to us. During the Track Record Period and up to the Latest Practicable Date, we had obtained all necessary licenses that are material to our business operations from the relevant government authorities. Some of our licenses are valid for an indefinite term, and some are valid for a fixed period and subject to renewal upon expiry in accordance with the applicable PRC laws and regulations. Our Directors do not expect any impediment in the renewal of our licenses.

The table below sets forth a summary of the principal licenses that we have obtained for our business operations as of the Latest Practicable Date:

License	Holder	Supervisory Authority	Latest Grant Date	Date of Expiry
Financial Business Permit	Ping An Consumer Finance Co., Ltd.	China Banking and Insurance Regulatory Commission Shanghai Office	January 13, 2022	N/A

Financing Guarantee Business Operation License (License No. Su 010032)	Ping An Puhui Financing Guarantee Co., Ltd.	Jiangsu Local Financial Supervision Authority	May 30, 2022	N/A

Private Investment Fund Manager Registration Certificate (No.P1002716)	Shenzhen Ping An HuiFu Asset Management Co., Ltd.	Asset Management Association of China	May 26, 2014	N/A

Chongqing Municipal Financial Work Office on the Approval of the Opening of Chongqing Jinan Microfinance Co. (Letter No. 32 [2015] of Chongqing Financial Work Office)	Chongqing Jin’an Microloan Co., Ltd	Chongqing Financial Work Office	February 26, 2015	N/A

Value-added Telecommunications Business License (License No. Yu B2-20160063)	Chongqing Financial Assets Exchange Co., Ltd.	Communications Administration of Chongqing Province	December 16, 2021	December 16, 2026

Chongqing Municipal People’s Government on the establishment of the Chongqing Financial Assets Exchange approval (Letter No. 119 [2010] of Chongqing Municipal People’s Government)	Chongqing Financial Assets Exchange Co., Ltd.	Chongqing Municipal People’s Government	December 14, 2010	N/A

Value-added Telecommunications Business License (License No. Yue B2-20280140)	Shenzhen Lufax Internet Information Services Co., Ltd.	Communications Administration of Guangdong Province	February 14, 2023	February 14, 2028

P2P Lending License(1)	PT Ringan Technology Indonesia	Indonesian Financial Services Authority or Otoritas Jasa Keuangan (“OJK”)	August 2, 2021	N/A

Note:

(1)	We hold a P2P lending license in Indonesia since we may be able to copy our successful business model in China to Indonesia, which is a fast-developing international market.

AWARDS

The following table sets forth some of the most important awards we have received in recognition of our business and capabilities during the Track Record Period:

Year	Award	Issuing Authority
2020	Fintech of the Year, China	The Asset

2020	Top 100 Most Valuable Chinese Brands, No. 19	WPP KANTAR

2020	China’s Fintech Pioneer List 2020 中國金融 科技先鋒榜	Securities Times 證券時報

2020	Diamond Award for AI; Platinum Award for Blockchain-based Transformation; Platinum Award for Cybersecurity	Institute of Financial Technologists of Asia

2021	Top 50 Online New Economy (Shanghai) 在線新經濟（上海）50強	Jiemian News, Shanghai United Media Group 上海報業集團|界面新聞

2016-2021	China Leading Fintech 50 List	KPMG China

2022	Best Inclusive Finance Project in China中 國最佳普惠金融項目; Annual Green Sustainable Management Platform 年度綠色可持續管理平臺	The Asian Banker 亞洲銀行家

2022	Excellent and Competitive Financial Institution for SME Services 卓越競爭力普 惠金融踐行金融機構	China Business Journal 中國經營報

2022	2022 China ESG 50	Forbes China 福布斯

2022	Sustainable Development Species Award可 持續發展物種獎 (for our Janus risk decision engine)	Harvard Business Review (China edition) 哈佛商業評論

2022	Competitive Company of the Year 2022年 度競爭力公司	21st Century Business Herald 21世紀經濟 報導

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We are dedicated to corporate social responsibilities, environmental awareness, and long-term sustainable development. Being a socially responsible company is an integral part of our business and has been our core value since our inception. We have taken various initiatives and practices to promote our value.

ESG Governance

As the foundation to realize the sustainable development of our Company, we have formulated a series of internal ESG management policies to guide all business departments to improve the scientific, systematic and standardized ESG management. Our board of directors is the highest decision-making body for ESG management. To effectively supervise and implement ESG-related tasks of our Company, our board set a Consumer Rights and Interests Protection and Environmental, Social and Governance Committee (the “Consumer Protection and ESG Committee”), which mainly supervise consumption, protection and ESG issues. The Consumer Protection and ESG Committee further authorizes relevant functions to the Executive Committee, which primarily is responsible for the execution of specific ESG targets, managing policy formulation and performance evaluation, the identification of material ESG issues for business operation and stakeholders and reporting the outcomes of ESG management to the Board regularly. Under the Executive Committee, an ESG Executive Group and an Executive Group for Consumer Rights and Interests Protection are set up, consisting of various companies and functional departments, to optimize the top-down ESG governance framework, and effectively supervise, manage and deliver all ESG-related tasks within our Company. To effectively manage and control ESG-related risks, we have incorporated ESG indicators into the performance appraisal system of senior executives, directly linking ESG governance with their remunerations.

Our ESG strategies generally address three key areas: society, which entails consumer rights and interest protection measures, environment, which broadly includes energy preservation and reduction of carbon emission, and governance, which targets the sustainable development management.

Our Commitment to Social Responsibilities

We believe that our continued growth rests on integrating social values into our business and serving the community at large in China. Since our inception, we have been highly committed to supporting and participating in charitable and socially responsible projects that align with our core values and mission, and to establishing inclusive technology and innovations to extend the benefits of our technological capabilities to the community at large.

Our major corporate social responsibility initiatives include:

The Preferential Agricultural Fund

We established the Preferential Agricultural Fund, which is an innovative program that aims to revitalize the rural economy by supporting micro and small businesses as well as cooperatives in rural areas. Focusing female leaders of rural cooperatives, we provide them with well-rounded entrepreneurship and employment assistance through interest-free funds, skill trainings, and traffic support.

In 2021, we joined forces with the China Women’s Development Foundation, the Ningxia Women’s Federation, and Ningxia Women and the Children’s Development Foundation and announced a grant of RMB10 million for the Huinongjin (惠農金). The funds have been granted to rural micro and small businesses and cooperatives led by 13 female entrepreneurs in six provinces to support their entrepreneurship and innovation. In 2021, we donated another RMB2 million to the China Women’s Development Foundation for distributing Preferential Agricultural Funds in the following two years.

Supporting Students and Promoting Education

We have a long-standing commitment to providing each child with an opportunity to lead a better life through knowledge. We have continued to assist Ping An Hope Primary School in Niuhe, Gansu in the past six years. Our volunteer team supports the healthy development of local students by providing on-site visits, online and offline interactions, a variety of courses that range from basic courses to horizon-broadening AI courses, and comprehensive supplies, including school supplies to students.

Initiatives to Combat the COVID-19 Pandemic

Since the outbreak of the COVID-19 pandemic, we have been supporting nationwide efforts to contain the pandemic and motivating employees to participate in volunteer activities in local communities. In response to volunteer shortage during the pandemic, our volunteers actively participated in events to combat the pandemic, with over 8,550 employees working in the front line for epidemic prevention and control. For example, our Shenzhen branch sent nearly 20 groups of volunteers to assist in nucleic acid testing and our Beijing branch brought supplies to community residents, helped to build nucleic acid testing tents, and assisted with testing.

Donations to Society

We pay close attention to trending social issues and have launched several charity donations that benefit the community at large in China. For example, we invested RMB8.5 million in public welfare in 2021. This included RMB5.8 million spent on the national park program for the Ping An Guardian Action, which is a program designed to strengthen the development of China’s ecological environment protection and restoration; RMB2 million spent on our Preferential Agricultural Funds program; RMB500,000 spent to support China’s nationwide efforts to combat the COVID-19 pandemic; and the remaining RMB200,000 spent on the Dream in the New Era initiated by the Central Conservatory of Music, which is a program that brings music education to students in rural areas. In addition, to relieve the pressure induced by the shortage of supplies during the COVID-19 pandemic, we aligned forces across our branches nationwide to procure urgently needed supplies, including protective suits, face masks, medical gloves, clothing and food, and donated them to local governments, communities and local police stations.

We are also committed to protecting consumers’ financial rights and interests, such as the right to information and independent choice. At the same time, we join forces with various institutions of all levels to promote financial knowledge, including antifraud knowledge and techniques, to safeguard consumers’ asset. Set forth below is a few initiatives we have taken to strengthen consumer rights and interest protection.

Responsible Marketing. We have formulated relevant marketing, advertisement and sales regulations to regulate our Company’s code of marketing and publicity conduct and clarify the review and approval process for marketing and publicity materials as well as the penalty mechanism for non-compliance. We have established a material review, approval and supervision mechanism for responsible marketing, stipulating that all marketing materials must be reviewed for compliance, and approved by authorized management personnel of our Company to ensure the compliance and appropriateness regarding the content and form, and thereby preventing any exaggerated or false publicity. In order to raise the awareness of compliant marketing and avoid noncompliance marketing risks among relevant personnel, we have set up various compliance marketing promotion activities, such as induction training, special training, compliance week and compliance month activities, daily meetings and case studies.

Protection of Financial Consumers. We attach great importance to consumer protection by establishing a whole-process system for consumer rights and interest protection. A Consumer Rights and Interests Protection Affairs Committee has been established responsible for planning, arranging and deploying the implementation of protecting consumer rights and interests, monitoring and reviewing products, and reporting to our board and the Consumer Protection Executive Committee regularly. We have standardized the debt-collection process and trained our employees on debt collection through in-person lectures and online courses. In addition, we also use technological means to monitor violent debt-collection and any other behaviors that may undermine the rights and interests of customers. In joint hands with authoritative media, we expose anti-collection organization scams to raise customers’ alertness.

We remain committed to taking sustainable corporate responsibility initiatives and making our contributions to society, in particular to those in need, in China.

Environmental Sustainability and Worker Safety

We do not operate any manufacturing facilities or any logistical facilities. Therefore, we are not subject to significant health, work safety or environmental risks. We believe that our business operation did not have any significant impact on the environment and climate change during Period. We are, however, dedicated to environmental awareness and energy efficiency. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines or other material penalties due to non-compliance with health, work safety, social or environmental regulations.

Metrics and targets

We have established environmental goals and initiated green office measures in the following areas to achieve low-carbon and sustainable development goals.

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Greenhouse gas emission. We evaluate our greenhouse gas emission level using total greenhouse gas emission measured in tons. In 2021, our total greenhouse gas emission was 36,613.5 tons. We intend to keep the level of our total greenhouse gas emission between 80% and 120% of that in 2021 over the next three years.

•

Water usage. We evaluate our water usage level using total water usage measured in tons. In 2021, our total water consumption was 227,721.4 tons. We intend to keep the level of our water usage between 80% and 120% of that in 2021 over the next three years.

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Electricity consumption. We evaluate our energy consumption level using total energy consumption measured in MWh. In 2021, our total energy consumption was 54,523.7 MWh. We intend to keep the level of our energy consumption between 80% and 120% of that in 2021 over the next three years.

•

Paper consumption. We evaluate our paper consumption level using total weight of paper measured in tons. In 2021, our total paper consumption was 473.8 tons. We intend to keep the level of our paper use between 80% and 120% of that in 2021 over the next three years.

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Solid waste discharge. We evaluate our solid waste discharge level using total weight of solid waste measured in tons. In 2021, our total solid waste discharge was 505.9 ton. We intend to keep the level of our solid waste discharge between 80% and 120% of that in 2021 over the next three years.

Measures to Achieve the Goals

Green Office. We have initiated several green office measures to achieve low-carbon and sustainable development. To save electricity, we have installed energy-saving LED lights to replace traditional tubes, designed zonal circuit in the office area and installed smart meters to monitor real-time data for effective consumption management. To save water, we have installed induction faucet to avoid unnecessary waste of water and advocated water-saving awareness through campaigns, such as posting save water slogans in our offices. To save resources, such as paper, we have advocated paperless office by practicing cloud printing and reducing the use of paper materials in work groups and promoted a digitalized bidding process to reduce the use of related paper materials. To reduce solid waste, we revitalize idle assets and reduce the generation of waste. In addition, we properly dispose and recycle harmless and hazardous wastes generated in office and operation processes after classification. For hazardous wastes such as printer cartridges and waste lamps, we have set up special disposal areas and recycling processes. For computer accessories and used batteries, they are sent to qualified suppliers for centralized and proper treatment regularly. In order to improve the current asset utilization, we collect the data of idle assets from various places every month and share the pooled data of available old resources nationwide. A reward mechanism is included in the asset assessment module to encourage everyone to make full use of old resources, reduce the purchase of new equipment, and improve the efficiency of equipment use.

Green Finance. Thanks to the use of digital and AI technology in our industry, we have set up a green finance office, which has full authority to manage the green financial products sold on the platform designed to support environmentally friendly industries, such as sewage treatment and new energy. To support the sustainable development of low-carbon and green finance, and respond to the national industrial plan and the United Nations sustainable development goal initiative, we specifically introduced ESG-related public offering products and underlying assets and invested in net worth products in fields of green finance, energy conservation and emission reduction. For example, we have released a new product tailored to new energy vehicles, which solves the financing difficulties for many new energy vehicle owners and lowers the threshold for traditional vehicles trade-in products to facilitate the goal of carbon neutrality.

Green Supply Chain. We have established a set of management system covering the whole process of supplier access, screening, and assessment. In accordance with the Rules for the Management of Suppliers in Procurement, the Guidelines for the Inspection and Management of Suppliers in Procurement, etc., we managed all suppliers in a systematic, institutionalized and standardized way, and conducted regular supplier inspections. We also regularly review the ESG performance of suppliers. For example, we pay attention to their performance in labor management, and ask them to abide by the Guiding Principles on Business and Human Rights of the United Nations, as well as the laws and regulations in places where they operate, including the prevention of child labor and forced labor. All suppliers are required to protect the legitimate rights and interests of employees.

Green Data Center

Keeping sustainability in mind, we also go to great lengths to ensure our data center service provider is fully competent in carrying out sustainable operations and exerts continuous effort to minimize environmental impact. We have enlisted environmental protection capability as one of our assessment elements when evaluating service suppliers. The supplier’s evaluation metrics include environmental impact, energy and resource utilization, use of renewable energy, and regional climate conditions.

During the Track Record Period, we outsourced our data center service to third-party providers. Data centers maintaining these IT infrastructures have a significant impact on the environment due to their high levels of energy consumption and carbon emissions. These facilities consume large amounts of electricity to power their servers, cooling systems, and other equipment, leading to increased demand for energy from power plants, many of which rely on fossil fuels. The production of electricity from fossil fuels such as coal and natural gas results in the release of greenhouse gases primarily carbon dioxide, which contribute to global warming and climate change. In addition, the cooling systems used in data centers often rely on refrigerants that can be harmful to the ozone layer and contribute to global warming.

Since we engage data center service providers to conduct certain of our operations, we are uniquely positioned to address climate change by incentivizing our data center service providers to adopt more environment-friendly measures to mitigate carbon emission and energy consumption. Engaging a green data center is important to us for a number of reasons.

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As the demand for energy increases, the cost of energy can become more volatile, leading to potential price increases that could impact the operating costs of data centers and ultimately, the prices charged by server custody and/or cloud computing services provided to us;

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Governments and regulatory bodies are increasingly taking action to address climate change, which could result in new regulations and policies that impact the operations of data centers and consequently our operations related to data center services; and

•	Customers and stakeholders are becoming more aware of the environmental impact of data centers and may choose to avoid companies that are perceived to have a negative impact on the environment.

In light of the increased climate change awareness, we have taken a series of measures to promote environmental sustainability. For example, we select data center service providers based on a stringent bidding procedure. In addition, we evaluate the environmental performance of our data center service providers from many aspects, including its environmental impact, energy and resource utilization efficiency, use of renewable energy, and regional climate conditions. Our data center service providers are committed to promoting green operations and building green data centers that use renewable energy and energy-saving technologies and protocols that improve energy utilization. To minimize environmental impact and reduce energy consumption, our data center service providers have introduced natural cooling technologies to our water-cooled air conditioning system that are environmental friendly and reduce the consumption of traditional energy sources that are harmful to the environment.

LEGAL PROCEEDINGS AND COMPLIANCE

Legal Proceedings

From time to time, we may become involved in legal proceedings in the ordinary course of our business. During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation and compliance.

Compliance

During the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any material noncompliance incidents that have led to fines, enforcement actions or other penalties that could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

RISK MANAGEMENT AND INTERNAL CONTROL

We are devoted to establishing risk management and internal control systems that we consider to be appropriate to manage risks in our business operations, and we are dedicated to monitoring these systems for effectiveness and modifying them as necessary as our business grows to maintain effectiveness.

To monitor the ongoing implementation of our risk management policies and corporate governance measures after the Listing, we have adopted and will adopt, among other things, the following additional risk management measures:

•

we have established an audit committee to review and supervise our financial reporting process and internal control system. Our audit committee consists of three members, all of whom are independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. Yang serves as chairperson of the committee. See “Directors and Senior Management—Corporate Governance—Audit Committee” for the qualifications and experience of these committee members as well as a detailed description of the responsibility of our audit committee;

•

we will adopt various policies to ensure compliance with the Listing Rules, including but not limited to aspects related to conflict of interest management, connected transactions and information disclosure;

•	we have adopted anti-corruption and anti-bribery policies governing the interaction of employees with third parties; and

•

we will continue to organize training sessions for our Directors and senior management with respect to the relevant requirements of the Listing Rules and duties of directors of companies listed in Hong Kong.

We have only engaged in limited foreign exchange hedging activities to date, in connection with our obligations under our syndicated loan.

In addition, we have appointed Somerley Capital Limited as our Compliance Adviser, who will provide advice and guidance to us in respect of compliance with the applicable laws and the Listing Rules, including various requirements relating to Directors’ duties and corporate governance matters.

We have designed and adopted strict internal control policies to ensure the compliance of our business operations with the relevant rules and regulations. Our legal, finance and other departments work closely with our business units and functional departments to (i) perform risk assessments and give advice on risk management strategies; (ii) improve business processes efficiency and monitor internal control effectiveness; and (iii) establish authorization and approval protocols.

In accordance with our internal procedures, our legal and finance departments review due diligence materials and contracts of suppliers and customers, and works with relevant business units to obtain and maintain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines. We continually review the implementation of our internal control policies and measures to ensure our implementation are effective and sufficient.

Our Directors are of the view that we have adequate and effective internal control procedures.

MATERIAL REGULATIONS RELEVANT TO OUR BUSINESS

Regulations Relating to Financing Guarantee Companies

The Tentative Measures for the Administration of Financing Guarantee Companies (《融資性擔保公司管理暫行辦法》), promulgated on March 8, 2010, stipulate the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also require that (i) the outstanding balance of financing guarantee liabilities of a financing guarantee company shall not exceed 10 times of that company’s net assets, though the upper limit can be raised to 15 times for a financing guarantee company that mainly provides services to small and micro enterprises, the agriculture sector, rural villages and farmers, (ii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party shall not exceed 10% of that company’s net assets, and (iii) the balance amount of outstanding guarantee liabilities of a financing guarantee company for a single guaranteed party and its affiliated parties shall not exceed 15% of that company’s net assets. The State Council released the Regulation on Financing Guarantee Companies (《融資擔保公司監督管理條例》), effective October 1, 2017, to further clarify various regulatory indicators.

The Notice on Issuing Four Supporting Systems for the Regulations on the Supervision and Administration of Financing Guarantee Companies (《關於印發<融資擔保公司監督管理條例>四項配套制度的通知》) was promulgated on April 2, 2018 and amended on June 21, 2021, which includes the Administrative Measures on Financing Guarantee Business Permits (《融資擔保業務經營許可證管理辦法》 ), the Measures on the Measurement of the Balance of Financing Guarantee Liability (《融資擔保責任餘額計量辦法》), the Administrative Measures on the Asset Proportions of Financing Guarantee Companies (《融資擔保公司資產比例管理辦法》) and the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies (《銀行業金融機構與融資擔保公司業務合作指引》). The above measures provide refined regulatory rules regarding the operations of the financing guarantee companies. Among other things, the sum of the Level I and Level II financial assets of a financing guarantee company is required to be no less than 70% of such financing guarantee company’s total assets less qualified receivables. Furthermore, banks and guarantee companies may separately accept clients’ applications and recommend clients to each other.

On October 9, 2019, the Notice on the Promulgation of Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies (《關於印發融資擔保公司監督管理補充規定的通知》) was promulgated and was amended on June 21, 2021. This notice requires that all local regulatory authorities shall conduct a comprehensive investigation to supervise if the entities engaging in financing guarantee businesses have been licensed or not.

See “Regulatory Overview—Regulations Relating to Retail Credit Enablement—Regulations on Financing Guarantee Companies” for more information.

During the Track Record Period and up to the Latest Practicable Date, we provide guarantee services through our licensed financing guarantee subsidiaries. Historically, the regulators have given us verbal and written guidance on our business practices, and we have modified our business operations based on such guidance. In certain months during the Track Record Period, the sum of Level I assets and Level II assets of Ping An Puhui Financing Guarantee Co., Ltd. was less than 70% of the total assets less qualified receivables, which was not in accordance with the requirement under the Administrative Measures on the Asset Proportions of Financing Guarantee Companies (《融資擔保公司資產比例管理辦法》). We have optimized asset structure in order to meet the aforementioned asset proportion requirement. We had completed the rectification as of June 30, 2022. The rectification results had also been confirmed by independent auditor engaged by relevant regulatory authorities. Since then, our financing guarantee subsidiary has maintained this asset proportion in strict accordance with the measures up to the Latest Practicable Date. The proportion for Ping An Puhui Financing Guarantee Co., Ltd. was 73.7% as of December 31, 2022.

Considering that: (i) we had not been subject to any administrative fines or penalties during the Track Record Period and up to the Latest Practicable Date due to such past practice; (ii) as of the Latest Practicable Date, we had rectified such non-compliance in order to comply with the requirements regarding financing guarantee companies, the Directors are of the view that the historical behavior would not have a material adverse effect on our business.

Circular 141

The Notice on Regulating and Cleaning up the Cash Loan Business (《關於規範整頓「現金貸」業務的通知》), or Circular 141, introduces the regulation guidance on cash loan businesses, including online micro-lending companies, peer-to-peer lending platforms and banking financial institutions. According to Circular 141, activities relating to offerings of cash loans are subject to regulatory inspections and rectifications to prohibit excessive lending and repeated grant of credits to individual borrowers, collection of abnormally high interest rates, and violations against privacy protection. Circular 141 provides further requirements regarding banking financial institution’s participation in cash loan businesses, including the qualifications of the third party institutions cooperating with banking financial institutions, each party’s responsibilities in the cooperation and the fee charging arrangement. Circular 141 also provides that institutions or third-party agencies shall not conduct loan collection by means of violence, intimidation, insult, defamation, harassment or other illegal methods. In case of violation, the relevant authorities, depending on the severity of the circumstances, may suspend such entity’s business, order rectification, reprimand such entity, reject its filing procedures, or terminate its business qualification. In addition, the relevant authority may order any website or platform operator to suspend its business, if such website or platform operator helped the entity to conduct business in violation of laws or regulations

See “Regulatory Overview—Regulations Relating to Retail Credit Enablement—Regulations on Loans” for more information.

We have adopted a set of mechanisms and procedures, such as recording and monitoring contact made by collection personnel with borrowers and regularly evaluating agency partners based on their performance, service quality and compliance with laws, to ensure our in-house staff and third-party collection agencies’ collection efforts comply with the relevant laws and regulations in the PRC.

Further, in response to the requirement under Circular 141 that unlicensed third-party institution is prohibited from collecting interest or fees from borrowers, we have gradually adjusted to charge fees through our licensed financing guarantee subsidiaries since early 2018. As advised by our PRC Legal Adviser, it does not contradict with the relevant requirements under Circular 141 that we charge individual borrowers fees through our financing guarantee subsidiary based on the following: (i) the above requirement only prohibits any unlicensed third-party institution from collecting interests or fees from borrowers and does not apply to licensed guarantee institutions; and (ii) according to the Administrative Regulations on Supervision of Financing Guarantee Companies (《融資擔保公司監督管理條例》), a qualified financing guarantee company is allowed to charge borrowers guarantee fees and other fees for the services provided to borrowers in relation to guarantee business.

Our current fee collection arrangement is also substantiated by other regulation policies. For instance, the Interim Measures for the Administration of Online Loans by Commercial Banks (《商業銀行互聯網貸款管理暫行辦法》) provided that a commercial bank shall clearly require its partners not to charge any interest or fees from the borrower in any form, unless such partner is an insurance company or an institution with guarantee license.

During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of Circular 141. As advised by our PRC Legal Adviser, our Directors are of the view that we are in compliance with Circular 141 in all material aspects.

Internet Loan Business

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks (《商業銀行互聯網貸款管理暫行辦法》) came into effect. While they apply to commercial banks and by analogy to consumer finance companies and auto finance companies directly, they also require them to strengthen loan cooperation management, which would affect the institutions cooperating with them to develop internet loan businesses, and their existing business models. Pursuant to these interim measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies. The interim measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. Pursuant to the interim measures, commercial banks shall independently carry out risk assessment and credit approval for the loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. The China Banking and Insurance Regulatory Commission and its local branches shall evaluate the reports and relevant materials submitted by commercial banks, and key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On February 19, 2021, the China Banking and Insurance Regulatory Commission (the “CBIRC”) further issued the Notice of Further Regulating Online Loan Business of Commercial Banks (《關於進一步規範商業銀行互聯網貸款業務的通知》), also known as Circular 24, supplementary to the Interim Measures for the Administration of Online Loans by Commercial Banks. Circular 24 reiterates that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the key procedures of loan management. In addition, the Circular 24 provides that, when a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%; a bank’s proprietary loan balance under the joint lending partnership with a single partner should be no higher than 25% of its net tier-1 capital, and its proprietary loan balance under the joint lending partnership with all partners should not exceed 50% of its total outstanding loans. Moreover, regional commercial banks are prohibited from engaging in an online loan business outside the region of their registration (“cross-regional operations”). In addition, under Circular 24, the CBIRC and its local offices shall, under the principle of “one policy for one bank and smooth transition”, urge commercial banks to rectify their non-compliant online loan business. The CBIRC and its local offices may, at their discretion, impose more stringent regulatory requirements for the funding contribution percentage of joint lending partners, concentration level of joint-lending partners and total amount limit of online loans under the joint-lending model on the basis of the provisions captioned aforehand under Circular 24. Finally, it is also provided that Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies.

Circular 24 clarified that the requirements on the funding contribution percentage of a joint lending partner and the restraints for regional commercial banks from cross-regional operations were enacted from January 1, 2022. Any legacy businesses shall be settled naturally.

As advised by our PRC Legal Adviser, the requirement regarding the funding contribution percentage, as well as other requirements with regards to joint lending business under Circular 24 is not applicable to our business because we do not operate under a joint lending model at the time when Circular 24 was published. Specifically, (i) under our core retail credit and enablement model, our funding partners provided 100% funding to the loans we enable; (ii) as for the consumer finance loans, we provided 100% funding.

Our business was affected by the limitation on cross-regional operations of regional banks under Circular 24. We have timely coordinated with our bank partners and upgraded the systems to ensure compliance with such requirement before December 31, 2021.

During the Track Record Period and up to the Latest Practicable Date, we had not received any further instructions or guidance from the CBIRC or its local counterparts regarding the provisions of Circular 24. Based on the above and as advised by our PRC Legal Adviser, our Directors are of the view that we are in compliance with the applicable requirements under Circular 24 in all material aspects.

On July 12, 2022, the China Banking and Insurance Regulatory Commission issued the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services (《關於加強商業銀行互聯網貸款業務管理提升金融服務質效的通知》 ) , which further requires commercial banks to strengthen their risk control and regulate the cooperation with third-party institutions in online loan business and provides a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply to branches of foreign banks, trusts, consumer finance companies and auto finance companies.

See “Regulatory Overview—Regulations Relating to Retail Credit Enablement—Regulations on Loans” for more information.

During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of internet loan business related regulations. As advised by our PRC Legal Adviser, our Directors are of the view that we are in compliance with the existing PRC laws and regulations on internet loan business in all material aspects.

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information in the Listing Document relating to our contractual arrangements.

BACKGROUND

We conducted certain business through the Contractual Arrangements. For each of the three years ended December 31, 2022, total income generated through the Consolidated Affiliated Entities amounted to RMB1.6 billion, RMB1.6 billion and RMB1.0 billion, representing 3.0%, 2.5% and 1.7% of our total income, respectively. The Consolidated Affiliated Entities were established under the laws of the PRC. A summary of our businesses/operations conducted through the Consolidated Affiliated Entities that are subject to foreign investment restriction and restriction on changes in shareholders and beneficial owners in accordance with applicable PRC laws, regulations and regulatory requirements is set out below (the “Restricted Businesses”):

Restricted Businesses	Our businesses/operations and the applicable PRC laws, regulations and regulatory requirements

Restricted category under the 2021 Negative List Value-added telecommunication services	According to the 2021 Negative List, provision of value-added telecommunications services (except for ecommerce, domestic multi-party communications, storage-forwarding and call centers) falls within the ‘restricted’ category, and foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider with certain exceptions.

Article 10 of the Regulations for the Administration of Foreign- Invested Telecommunications Enterprises (2016 Revision) (外商投資電信企業管理規定(2016修訂) (the “FITE Regulations”) further provided that a major foreign investor that invests in a value-added telecommunication service provider in the PRC must possess prior experience in, and a proven track record of good performance of, operating value-added telecommunication businesses (the “ICP Qualification Requirements”). On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations (《國務院關於修改和廢止部分行政法規的決定》), which made amendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the ICP Qualification Requirements for major foreign investors that invest in PRC companies conducting value-added telecommunication business set out in the FITE Regulations were removed. However, as of the date of the Listing Document, further implementation regulations or administrative guidelines in relation to the amended FITE Regulations have not yet been promulgated by the relevant PRC regulatory authorities.

Our businesses/operations and the applicable PRC laws,
Restricted Businesses	regulations and regulatory requirements

Shenzhen Lufax Internet Information, a Consolidated Affiliated Entity of the Company and a wholly owned by Shenzhen Lufax Enterprise Management, one of our VIEs, started to primarily operate our new SBO value-added services platform, branded Ludiantong (陸店通) from November 2022. This platform is aimed to offer various value-added platform services, including without limitation business consultation and sharing, business partner introduction and communication, online store promotion and other operation support services.

The services provided or to be developed by Shenzhen Lufax Internet Information fall into commercial value-added telecommunication business under the applicable PRC laws, and thus a Value-added Telecommunication Business Operation License (增值電信業務經營許可證) (“ICP License”) is required. Shenzhen Lufax Internet Information currently holds an ICP License.

On March 7, 2023, we and our PRC Legal Adviser conducted a consultation with Shenzhen Communication Administration (深圳市通信管理局), being the competent authority in Shenzhen to administrate the communication industry as advised by our PRC Legal Adviser, during which their senior officer confirmed that: (a) despite the amendment of the FITE Regulations which took effect on May 1, 2022, in practice, it is still difficult for a foreign-invested enterprise to obtain approval for an application for an ICP License in current practice regardless of the level of equity interest held by a foreign investor; and (b) if a foreign investor directly or indirectly invests in Shenzhen Lufax Internet Information and then this company applies for an ICP License, it will be unlikely for its application for an ICP License to be approved based on the current practice. Furthermore, as of the Latest Practicable Date, the Guideline for the Examination and Approval of the Telecommunication Business License which was issued on the official website of the MIIT, has not been updated to reflect the recent regulatory development. As advised by our PRC Legal Adviser, the regulatory regime in respect of the ICP License has no material change in practice despite the amendment of the FITE Regulations which took effect on May 1, 2022. On the basis of the above and our PRC Legal Adviser’s experience, it is very difficult in current practice for Shenzhen Lufax Internet Information to obtain any ICP License as a Sino-foreign equity joint venture or wholly-owned foreign investment entity. Based on our PRC Legal Adviser’s advice and experience above, it is impossible in current practice for Shenzhen Lufax Internet Information to maintain the existing ICP License if we hold direct or indirect equity interests in such entity.

Our businesses/operations and the applicable PRC laws,
Restricted Businesses	regulations and regulatory requirements

In addition, Shenzhen Lufax Internet Information had very limited contribution to the Group’s financial performance during the Track Record Period. In the three years ended December 31, 2022, (a) Shenzhen Lufax Internet Information’s total income amounted to RMB54.7 million, RMB169.3 million and RMB55.6 million, representing 0.1%, 0.3%, 0.1% of the total income of the Group, respectively, and (b) Shenzhen Lufax Internet Information’s net profit amounted to RMB1.9 million, RMB21.4 million and RMB10.0 million, representing 0.02%, 0.1% and 0.1% of the net profit of the Group, respectively. As of December 31, 2020, 2021 and 2022, Shenzhen Lufax Internet Information had net assets of RMB145.5 million, RMB166.8 million and RMB177.0 million, representing 0.2%, 0.2% and 0.2% of the net assets of the Group, respectively.

Restricted change in shareholder and beneficial owner Private investment fund management business	We conduct our private investment fund management business (“Investment Fund Management Business”) through Shenzhen Ping An Huifu Asset Management Limited (深圳平安匯富資產管理有限公司) (“Ping An Huifu”), which is a Consolidated Affiliated Entity and indirectly wholly-owned by Shanghai Xiongguo, one of our VIEs, and is controlled by us through contractual arrangements. Ping An Huifu is registered as a private investment fund manager in the PRC. Pursuant to the Measures for the Registration and Filing of Private Investment Fund Managers and Funds (Trial) 《私募投資基金管理人登記和基金備案辦法 (試行)》, any change in the controller or controlling shareholder of Ping An Huifu is required to be reported to the Asset Management Association of China (“AMAC”). Any failure to complete such report will have an adverse impact on the qualification of Ping An Huifu as a private investment fund manager, and Ping An Huifu may be subject to the relevant administrative measures imposed by the relevant authorities of AMAC.

Our businesses/operations and the applicable PRC laws,
Restricted Businesses	regulations and regulatory requirements

As at the Latest Practicable Date, the registration system on the website of AMAC for changes in controlling shareholder and/or de facto controller in respect of Ping An Huifu is still suspended. Our PRC Legal Adviser had also made an enquiry on a named basis with the telephone hotline of AMAC on March 16, 2023, which as advised by our PRC Legal Adviser is competent to supervise the private fund management industry, who confirmed that the online system of AMAC does not currently process any registration of any change in controlling shareholder and/or de facto controller of a private investment fund manager which is in the same classification as Ping An Huifu. Given the transfer restrictions arising from the AMAC online registration system, our PRC Legal Adviser is of the view that in order to maintain the qualifications of Ping An Huifu in compliance with applicable PRC laws and the authorities’ requirements, it is necessary for us to keep Ping An Huifu held under its current shareholding structure and held as part of our Contractual Arrangements.

We will periodically monitor the registration system on the website of AMAC and/or consult our PRC Legal Adviser with respect to the status of any applicable regulations and assess the feasibility and practicability of transferring Ping An Huifu and its direct and indirect controlling shareholders out of the relevant VIE.

In addition, we operate certain business through the Contractual Arrangements which are not subject to foreign investment restriction under the applicable PRC laws, regulations and regulatory requirements (the “Non-restricted Businesses”) through the Consolidated Affiliated Entities as set out below. A summary of the Non-restricted Business and the reasons for adoption of Contractual Arrangements for the Non-restricted Business are set out below.

Non-restricted Businesses	Our business/operations

Wealth management business including its mobile application Shanghai Lufax App (陸金所App)	As an integrated part of our businesses, the Group also operates an online wealth management business through Shanghai Lufax, which is indirectly wholly owned by Shanghai Xiongguo and is controlled by us through contractual arrangements. Shanghai Lufax currently primarily operates such online wealth management business through its mobile application Shanghai Lufax App (陸金所App). As advised by our PRC Legal Adviser, the business operated by Shanghai Lufax is not subject to any foreign ownership restriction or prohibition under the PRC laws.

Non-restricted Businesses	Our business/operations

Since Shanghai Lufax currently provides services to a group of corporate customers, which mainly are financial institutions, transferring the current businesses of Shanghai Lufax out of the Contractual Arrangements would involve, among others, the novation and re-execution of the customer contracts with those corporate customers currently in effect. As these customer contracts have different terms of service and expiration dates, the foregoing novation and re-execution of those customer contracts would require the Company to individually contact all parties involved in every contract and the costs involved would outweigh the benefits. The foregoing contracts are expected to expire by 2024 in accordance with their existing terms and the renewal of such contracts upon their expiration will be subject to mutual agreement between the relevant parties, which will depend on their commercial considerations and negotiation. Shanghai Lufax’s total income for the year ended December 31, 2022 was attributed to 66 customers. Taking into account the above, it would be impractical and unduly burdensome to transfer the businesses of Shanghai Lufax out of the Contractual Arrangements.

In addition, Shanghai Lufax had very limited contribution to the Group’s financial performance during the Track Record Period. In the three years ended December 31, 2022, Shanghai Lufax’s total income amounted to RMB626.5 million, RMB781.0 million and RMB453.9 million, representing 1.2%, 1.3% and 0.8% of the total income of the Group, respectively. Shanghai Lufax’s net profit for the year ended December 31, 2021 amounted to RMB5.4 million, representing 0.03% of the net profit of the Group. Shanghai Lufax recorded a net loss of RMB16.2 million and RMB33.7 million in 2020 and 2022, respectively. As of December 31, 2020, 2021 and 2022, Shanghai Lufax had net assets of RMB601.1 million, RMB602.3 million and RMB570.4 million, representing 0.7%, 0.6% and 0.6% of the net assets of the Group, respectively. We expect that Shanghai Lufax’s total number of subsisting contracts with its customers and total income will decrease in the future.

Facilitation of financial asset exchange and financial advisory businesses	The Group engages in the facilitation of financial assets exchange and financial advisory business through Chongqing Exchange, which is an indirect wholly owned subsidiary of Shenzhen Lufax Enterprise Management and controlled by the Group through contractual arrangements. Chongqing Exchange also provides financial advisory services through its wholly owned subsidiary CQYZS (together with Chongqing Exchange, “Chongqing Exchange Entities”). As advised by our PRC Legal Adviser, the businesses operated by Chongqing Exchange Entities are not subject to foreign ownership restriction under the PRC laws.

Non-restricted Businesses	Our business/operations
Chongqing Exchange Entities had very limited contribution to the Group’s financial performance during the Track Record Period. In the three years ended December 31, 2022, Chongqing Exchange’s total income amounted to RMB111.2 million, RMB(8.5) million and RMB12.6 million, representing 0.2%, nil and 0.02% of the total income of the Group, respectively. In the two years ended December 31, 2022, Chongqing Exchange’s net loss amounted to RMB141.3 million and RMB433.7 million, respectively, whereas it generated a net profit of RMB15.9 million in 2020, representing 0.1% of the net profit of the Group in the same year. As of December 31, 2020, 2021 and 2022, Chongqing Exchange had net assets of RMB670.2 million, RMB531.4 million and RMB97.1 million, representing 0.8%, 0.6% and 0.1% of the net assets of the Group, respectively. In the three years ended December 31, 2022, CQYZS’ total income amounted to RMB148.1 million, RMB53.6 million and RMB(9.7) million, representing 0.3%, 0.1% and nil of the total income of the Group, respectively. In the year ended December 31, 2020, CQYZS generated a net profit of RMB36.5 million, representing 0.3% of the net profit of the Group, whereas its net loss amounted to RMB378.8 million and RMB162.5 million in 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, CQYZS had net liabilities of RMB490.8 million, RMB869.5 million and RMB1,032.1 million, respectively.

Our core business is to enable both borrowers and institutional partners through our retail credit and enablement business model. Shanghai Lufax primarily operates online wealth management business through its mobile application Shanghai Lufax App (陸金所App). The principal business of Chongqing Exchange Entities is the facilitation of financial assets exchange and financial advisory business. The nature of the foregoing Non-restricted Businesses operated by Shanghai Lufax and Chongqing Exchange Entities and the licensing requirements for such businesses are distinct from our core business. Furthermore, such Non- restricted Businesses are not part of the Group’s strategic focus and the Company will not further expand such Non-restricted Businesses. The Non-restricted Business in aggregate accounted for less than 3% of the total income, net profit and net assets of the Group for the three years ended December 31, 2022. We will continue to operate our core retail credit and enablement business through WFOEs and their subsidiaries. In order to adhere to the “narrowly tailored” principle under HKEX-LD43-3, we will continuously monitor by implementing adequate safeguards and internal review procedures the proportion of the total income generated from the Non-restricted Businesses to ensure the Non-restricted Businesses under the Contractual Arrangements will remain immaterial after the Listing and their annual total income contribution relative to the Group will be below 5%. The Company will review the overall financial performance of the Group and the income contribution of the Non-restricted Businesses on a quarterly basis. The auditor will also review the annual total income contribution of the Non-restricted Businesses annually and we will make adequate disclosure on an ongoing basis in our annual report after the Listing. In addition to the foregoing safeguards, we have undertaken to the Stock Exchange that the Non-restricted Businesses will be transferred out of the Contractual Arrangements in the unlikely event that the annual total income contribution of the Non- restricted Businesses is expected to account for 5% or above.

In addition, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management, directly and indirectly, hold ten other Consolidated Affiliated Entities, (i) nine of which currently have no business operations and (ii) one of which will be deregistered in accordance with the PRC laws. We will ensure those Consolidated Affiliated Entities with no business operations will only engage in businesses that are subject to foreign investment restriction under the applicable PRC laws if the Company plans to conduct any businesses through such entities.

The Group has also made the following investments in its ordinary course of business through Shanghai Xiongguo and Shenzhen Lufax Enterprise Management:

(a)

A financial investment in a private equity fund in the PRC (the “Financial Investment”), which invested in preference shares of two project companies. The invested amounts and investment returns from the two investment projects have been distributed to us in accordance with the relevant investment agreements. We expect to exit the private equity fund after the two investment projects have completed their respective distribution procedures to all their investors, which are out of our control.

(b)

Passive minority investments in a fund and an entity in the PRC (the “Minority Investments”). It is impracticable for the Group to transfer our interests in such fund and entity without the prior consent and assistance of the other fund partners and joint venture partners (as applicable) pursuant to the relevant investment agreements. The communication process with the relevant partners with respect to our intention to transfer our investment interests out of the Contractual Arrangements, as well as the results of such communication, are out of our control.

These investments are immaterial to our financial and operating status, by reason that:

(a)	the investments in such entities do not form part of, or relate to, the principal business of the Group;

(b)	the invested amounts and investment returns from the two investment projects of the private equity fund have already been distributed to us in accordance with the relevant investment agreements;

(c)

the Minority Investments are accounted for using equity method accounting or as financial assets at fair value through other comprehensive income, and the financial results of such investments are not consolidated in the financial statements of the Group and such entities do not form part of the Group; and

(d)	the investments in such entities, on an aggregated basis, accounted for less than 0.3% of the Company’s total assets as of December 31, 2022.

The businesses conducted through the Contractual Arrangements had very limited contribution to the Group’s financial performance during the Track Record Period. In the three years ended December 31, 2022, the total income attributable to the businesses conducted through the Contractual Arrangements amounted to RMB1.6 billion, RMB1.6 billion and RMB1.0 billion, respectively, representing 3.0%, 2.5%, 1.7% of the total income of the Group, while the total income attributable to our businesses other than those conducted through the Contractual Arrangements amounted to RMB50.5 billion, RMB60.3 billion and RMB57.1 billion, respectively, representing 97.0%, 97.5% and 98.3% of the total income of the Group. In the three years ended December 31, 2022, the businesses conducted through the Contractual Arrangements recorded a net loss of RMB142.1 million, RMB646.9 million and RMB393.7 million, respectively, while our businesses other than those conducted through the Contractual Arrangements generated a net profit of RMB12.4 billion, RMB17.4 billion and RMB9.2 billion, respectively.

Based on the above reasons and taking into account the undertaking mentioned above and the advice of our PRC Legal Adviser in relation to the PRC regulatory regime aforementioned in this section, the Directors are of the view that the Contractual Arrangements are narrowly tailored, as they are used to achieve our business purposes and minimize the potential conflict with relevant PRC laws and regulations, and that it would be impracticable for us to further narrow the scope of our businesses included within the Contractual Arrangements. Having taking into account the aforementioned view of our Directors and the advice of our PRC Legal Adviser in relation to the PRC regulatory regime aforementioned in this section, which such advice of our PRC Legal Adviser is concurred by the PRC legal adviser of the Joint Sponsors, and based on the independent due diligence work conducted by the Joint Sponsors, nothing has come to the attention of the Joint Sponsors that would cause them to question the aforementioned view of our Directors.

For further details of the limitations on foreign ownership in PRC companies conducting the aforementioned business under PRC laws and regulations, please see the section headed “Regulatory Overview.”

CONTRACTUAL ARRANGEMENTS

Overview

Our Consolidated Affiliated Entities are currently our VIEs and their respective subsidiaries, which were all established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. Accordingly, we, through the WFOE Entities, entered into a series of contractual arrangements with the VIEs and their respective shareholders (as applicable) to assert management control over, and to enjoy all economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities.

In order to comply with PRC laws, regulations and regulatory requirements, we have gained control over our Consolidated Affiliated Entities by entering into a series of contractual arrangements in March 2015 and November 2018 and further amended the contractual arrangements in February 2023. We gained control over (i) Shenzhen Lufax Enterprise Management and its subsidiaries by entering into a series of contractual arrangements through Lufax (Shenzhen) Technology, the Registered Shareholders and the individual shareholders of Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the “Individual Shareholders”), (ii) Shanghai Xiongguo and its subsidiaries by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, the Registered Shareholders and the Individual Shareholders, (iii) Chongqing Exchange and its subsidiaries by entering into a series of contractual arrangements through Chongqing Chongjinsuo, the direct shareholder of Chongqing Exchange (the “Direct Shareholders”), the Registered Shareholders and the Individual Shareholders, (iv) Shanghai Huikang and its subsidiaries by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, the Registered Shareholders and the Individual Shareholders, (v) Shanghai Lufax and its subsidiaries by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders, and (vi) XSBN Mercantile by entering into a series of contractual arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders.

Pursuant to the Contractual Arrangements, all substantial and material business decisions of the VIEs will be instructed and supervised by the Group, through the WFOE Entities, and all risks arising from the business of the VIEs are also effectively borne by the Group as a result of the VIEs being treated as wholly-owned subsidiaries of the Company. Accordingly, the Directors consider that it is fair and reasonable for the WFOE Entities to be entitled to all economic benefits generated by the business operated by the VIEs through the Contractual Arrangements as a whole. In addition, the Directors are of the view that the Contractual Arrangements and the transactions contemplated thereunder are fundamental to the Group’s legal structure and business operations and would allow and ensure sound and effective operation of the Company and the businesses operated by the Consolidated Affiliated Entities in compliance with applicable PRC laws and regulations. The Directors also believe that the Group’s structure whereby the financial results of the VIEs are consolidated into the Company’s financial statements as subsidiaries, and the flow of economic benefit of their businesses to the Group pursuant to the Contractual Arrangements, would also be in the best interest of the Company.

Contractual Arrangements

The following simplified diagram illustrates the flow of economic benefits from our VIEs to the Group under the Contractual Arrangements:

Notes:

(1)

The Company primarily operates its businesses through its subsidiaries in the PRC. For simplicity, the above diagram includes the Company’s subsidiaries related to the Contractual Arrangements only. For details of the Company’s corporate structure of the principal subsidiaries and VIEs, see “History and Corporate Structure.”

(2)

Each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management is owned by Ping An Financial Technology, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the “Registered Shareholders”) as to 49.99%, 29.55%, 18.29% and 2.17%, respectively.

(3)	“—>” denotes legal ownership.

(4)	“—” denotes the contractual relationships among the WFOE Entities, the VIEs and the Registered Shareholders:

a)	provision of business support and technical and consulting services by the WFOE Entities to the VIEs pursuant to the exclusive business cooperation agreements;

b)

the payment of service fees by the VIEs to the WFOE Entities, which represents the flow of economic benefits from the VIEs to the WFOE Entities, pursuant to the exclusive business cooperation agreements;

c)	the WFOE Entities’ control over the VIEs through the voting proxy agreement to exercise all shareholders’ rights of the Registered Shareholders in the VIEs;

d)	the WFOE Entities’ exclusive options to acquire all or part of the equity interests in the VIEs; and

e)	share pledges provided by the Registered Shareholders over the equity interests in the VIEs in favor of the WFOE Entities.

(5)

As disclosed above, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management, directly and indirectly, hold ten other subsidiaries in the PRC, (i) nine of which currently have no business operations and (ii) one of which will be deregistered in accordance with the PRC laws.

Circumstances in which we will unwind the Contractual Arrangements

We will unwind and terminate the Contractual Arrangements as soon as practicable in respect of the Restricted Businesses operated by the Consolidated Affiliated Entities, to the extent permissible, and we will directly hold the maximum percentage of ownership interest permissible under the relevant PRC laws.

Summary of the material terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements

Under each of the exclusive business cooperation agreements between the relevant WFOE Entity and the relevant VIE (the “Exclusive Business Cooperation Agreements”), the relevant WFOE Entity has the exclusive right to provide the relevant VIE with complete business support and technical and consulting services, which include, but are not limited to, technical services, network support, business consultations, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance.

Without the relevant WFOE Entity’s prior written consent, the relevant VIE shall not accept any consulting and/or services covered by the relevant Exclusive Business Cooperation Agreement from any third party. The VIEs agreed to pay service fees based on services provided and market conditions on a quarterly basis. The WFOE Entities own the intellectual property rights arising out of the services performed under the Exclusive Business Cooperation Agreements. Unless the WFOE Entities terminate the Exclusive Business Cooperation Agreements or pursuant to other provisions of the Exclusive Business Cooperation Agreements, the Exclusive Business Cooperation Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days’ advance written notice.

Exclusive Asset Option Agreements

Under each of the exclusive asset option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Exclusive Asset Option Agreements”), the relevant VIE, relevant Direct Shareholder (if applicable), Registered Shareholders and Individual Shareholders have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective assets in the relevant VIE at the WFOE Entity’s sole and absolute discretion. The purchase price of assets in the VIEs will be the higher of (i) the net book value of the assets to be purchased and (ii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity’s prior written consent, the relevant VIE shall not, among other things, in any manner supplement, change or amend their articles of association, increase or decrease the registered capital, sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue, enter into any material contract outside the ordinary course of business, consolidate with, acquire or invest in any person or distribute dividends. The Exclusive Asset Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days’ advance written notice.

Exclusive Equity Interest Option Agreements

Under each of the exclusive equity interest option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Exclusive Equity Interest Option Agreements”), the Registered Shareholders or the relevant Direct Shareholder (as applicable) have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective equity interests in the relevant VIE at the WFOE Entity’s sole and absolute discretion. The purchase price of equity interests in the relevant VIE will be the higher of (i) the total capital contribution to the registered capital of the relevant VIE multiplied by the percentage of equity interests in such VIE purchased, (ii) the amount of loan (including the principal and interest) provided by the relevant WFOE Entity to the Registered Shareholders or the relevant Direct Shareholder (as applicable) multiplied by the percentage of equity interests in such VIE purchased, if applicable, and (iii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity’s prior written consent, the relevant VIE shall not, among other things, (i) in any manner supplement, change or amend their articles of association; (ii) increase or decrease the registered capital; (iii) sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue (other than the financial service transactions conducted in the ordinary course of business); (iv) enter into any material contract which carries a value exceeding RMB100,000 outside the ordinary course of business; (v) merge, consolidate with, acquire or invest in any person or sell assets with a value higher than RMB100,000 outside the ordinary course of business; (vi) distribute dividends; (vii) incur, inherit, guarantee or allow the existence of any debt, except for debts incurred in the ordinary course of business other than through loans; or (viii) provide any person with any loan or credit or guarantee in any form outside the ordinary course of business. The Registered Shareholders, the Individual Shareholders and the relevant Direct Shareholder (if applicable) also undertake that, among others, they will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest of their respective equity interests in the VIEs to any third party or allow any encumbrance of any security interest on their equity interests within the term of these agreements. The Exclusive Equity Interest Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days’ advance written notice.

Share Pledge Agreements

Under each of the share pledge agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Share Pledge Agreements”), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) has pledged all its equity interest in the relevant VIE to the relevant WFOE Entity as collateral security for the prompt and complete performance of their respective obligations under the relevant Exclusive Business Cooperation Agreement, Voting Proxy Agreement, Exclusive Asset Option Agreement, Exclusive Equity Interest Option Agreement and Letters of Undertakings (the “Cooperation Agreements”). If the relevant VIE or any of the Registered Shareholders, Individual Shareholders and relevant Direct Shareholder (if applicable) breach any obligations under the Cooperation Agreements, the relevant WFOE Entity, as a pledgee, will be entitled to dispose of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The pledges contemplated under the Share Pledge Agreements constitute the first-priority security interests in the pledged equity interest. Each of the Registered Shareholders or relevant Direct Shareholder (as applicable) agreed that before its obligations under the Contractual Arrangements are discharged, it will not transfer the pledged equity interests or place or permit the existence of any security interest or other encumbrance on property rights that may affect on the relevant pledgee’s rights and interests in the pledged equity interests under the relevant Share Pledge Agreement without the prior written consent of the relevant WFOE Entity. The Share Pledge Agreements will remain effective until the VIEs, the Direct Shareholders (if applicable), the Registered Shareholders and Individual Shareholders fully discharge their obligations under the Contractual Arrangements. We have completed the registration of the Share Pledge Agreement in relation to Shenzhen Lufax Enterprise Management, Shanghai Xiongguo, Shanghai Huikang, Shanghai Lufax and Chongqing Exchange with the relevant office of the Administration for Market Regulation of China in 2015 and 2019. In light of the amendments to the Contractual Arrangements, we intend to complete the registration of each of the Share Pledge Agreements in relation to Shanghai Xiongguo, Shanghai Huikang and Shanghai Lufax as soon as practicable.

Voting Proxy Agreements

Under each of the voting proxy agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the “Voting Proxy Agreements”), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) authorizes (i) the relevant WFOE Entity; (ii) any directors authorized by the relevant WFOE Entity and their successors; and (iii) any liquidator replacing the directors of the relevant WFOE Entity, to exercise on behalf of such Registered Shareholders or relevant Direct Shareholder (as applicable) all of their rights as shareholders of the relevant VIE, including but not limited to the right to propose, convene and attend shareholder meetings on its behalf, the right to appoint legal representative (chairperson), directors, supervisors and chief executive officers (or general manager) and other senior management, and the right to sell, transfer, pledge or dispose of all or a portion of the shares in part or in whole held by it. The Voting Proxy Agreements are irrevocable and remains in force continuously upon execution.

Letters of Undertakings

Under the letters of undertakings given by each of the Individual Shareholders (the “Letters of Undertakings”), each of the Individual Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the Contractual Arrangements, that he or she will unconditionally transfer his or her equity interest in the VIEs to the WFOE Entities or any person designated by the WFOE Entities and such transferee will assume all of his or her rights and obligations as such under the Contractual Arrangements. Each Individual Shareholder represents that his or her spouse has no ownership interest in his or her equity interest in the VIEs. Each Individual Shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the Contractual Arrangements, that leads or may lead to any conflict of interest between the VIEs and the Group, and that if, during his or her performance of the Contractual Arrangements, there is a conflict of interest between himself or herself and the Group, he or she will protect the legal interests of the WFOE Entities under the Contractual Arrangements and follow the instructions of the Company.

Confirmation from the spouses of the Individual Shareholders

The spouse of each of the Individual Shareholders signed a spousal consent letter (the “Spousal Consent Letter”). Under the Spousal Consent Letter, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in the VIEs and the Contractual Arrangements in connection with such equity interest. Each signing spouse confirmed and irrevocably undertook that he or she does not have any equity interest in the VIEs and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the Contractual Arrangements and committed that he or she will take all necessary measures for the performance of those arrangements.

Other aspects of the Contractual Arrangements

Dispute resolution

Each of the agreements underlying the Contractual Arrangements stipulates that in the event of any dispute arising out of or in relation to the agreements underlying the Contractual Arrangements, the parties shall first negotiate in good faith to resolve such dispute. If the parties fail to reach an agreement on the resolution of such dispute within 30 days, any party may submit such dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with the then effective arbitration rules. The arbitration shall be conducted in Shanghai, the language of arbitration shall be Chinese, and the results of the arbitration shall be final and binding on all relevant parties.

In addition, pursuant to the dispute resolution clause, subject to applicable PRC laws, the arbitration tribunal may award remedies over the shares or land assets of the relevant Consolidated Affiliated Entity, injunctive relief (including but not limited to matters of business or compel the transfer of assets) or award the winding-up of the relevant Consolidated Affiliated Entity. Any party shall have the right to apply for enforcement of arbitration awards to the court with jurisdiction after the arbitration awards come into force. Subject to applicable PRC laws, the courts of Hong Kong, China (being the place of incorporation of the relevant Consolidated Affiliated Entity), Cayman Islands and the place(s) where our or the relevant Consolidated Affiliated Entity’s principal assets are located also have jurisdiction for the enforcement of the arbitration awards and the interim remedies against the shares or land assets of the relevant Consolidated Affiliated Entity.

Succession

Each of the agreements underlying the Contractual Arrangements (as applicable) is binding on the successors of the Registered Shareholders.

Conflicts of interest

Each of the Individual Shareholders has given his or her irrevocable undertakings in their letters of undertaking, which address potential conflict of interests that may arise in connection with the Contractual Arrangements. For details, please see the sub-section headed “—Summary of the material terms of the Contractual Arrangements—Letters of Undertakings.”

Loss sharing

Under the relevant PRC laws and regulations, none of the Company or each of the WFOE Entities is expressly legally required to share the losses of, or provide financial support to, our VIEs. Further, our VIEs are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by them. Each WFOE Entity intends to continuously provide to or assist the relevant VIEs in obtaining financial support when deemed necessary. In addition, given that the Group conducts a substantial portion of its business operations in the PRC through our VIEs, which hold the requisite PRC operational licenses and approvals, and that their financial position and results of operations are consolidated into the Group’s financial statements under the applicable accounting principles, our business, financial position and results of operations would be adversely affected if our VIEs suffer losses.

Despite the foregoing, as provided in the Exclusive Asset Option Agreements and Exclusive Equity Interest Option Agreements, without the written consent of the relevant WFOE Entities, our VIEs and the Registered Shareholders shall not, among others:

(a)	sell, transfer, mortgage or dispose of in any manner any assets of the relevant VIEs or legal or beneficial interest in the business or revenues of the relevant VIEs;

(a)	execute any material contract with a value above RMB100,000, except those entered into in the ordinary course of business;

(c)	provide any loan, credit or guarantees in any form to any third party, or allow any encumbrance thereon of any security interest on the business or revenue of the relevant VIEs;

(d)

incur, inherit, guarantee or allow the existence of any debt, except for (i) debts incurred in the ordinary course of business other than through loans; and (ii) debts disclosed to the relevant WFOE Entities for which the relevant WFOE Entities’ written consent has been obtained that is not incurred in the ordinary course of business;

(e)	enter into any consolidation or merger with any third party, or being acquired by or invest in any third party or permit the relevant VIEs to sell asset with a value higher than RMB100,000; and

(f)	increase or decrease its registered capital, or alter the structure of the registered capital in any other way.

Liquidation

Pursuant to the Exclusive Asset Option Agreements and the Exclusive Equity Interest Option Agreements, in the event of a dissolution or liquidation as required by the laws of PRC, a VIE shall sell all of its assets to the extent permitted by the laws of PRC to the relevant WFOE Entity or its designated qualifying designee, at the lowest selling price permitted by applicable PRC laws. Any obligation for the relevant WFOE Entity or its designated qualifying designee to pay the relevant VIE as a result of such transaction shall be forgiven by the relevant VIE or any proceeds from such transaction shall be paid to the relevant WFOE Entity or its designated qualifying designee in partial satisfaction of the service fees under the relevant Exclusive Business Corporation Agreement, as applicable under then effective laws of PRC.

Operations in compliance with the Contractual Arrangements

The Group will adopt the following measures to ensure legal and regulatory compliance and to ensure the sound and effective operation of the Group (including the VIEs) and the implementation of the Contractual Arrangements upon Listing:

(i)

as part of the internal control measures, major issues arising from implementation of the Contractual Arrangements will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;

(ii)	the Board will review the overall performance of and compliance with the Contractual Arrangements once a year;

(iii)	the Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)

if necessary, legal advisers and/or other professionals will be retained to assist the Group to deal with specific issues arising from the Contractual Arrangements and to ensure that the operation and implementation of the Contractual Arrangements as a whole will comply with applicable laws and regulations.

Insurance

We do not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.

Our confirmation

The Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our businesses through our VIEs under the Contractual Arrangements.

LEGALITY OF THE CONTRACTUAL ARRANGEMENTS

Based on the above, we believe our Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations to the maximum extent and our PRC Legal Adviser is of the opinion that:

(a)

as confirmed by the parties to the Contractual Arrangements, each of the WFOE Entities and the VIEs has obtained all necessary approvals and authorizations to execute and perform the Contractual Arrangements, except for the approvals and authorizations mentioned below;

(b)	the execution and performance of the Contractual Arrangements do not fall within any of the circumstances under which a contract may become null and void pursuant to the PRC Civil Code;

(c)	none of the agreements under the Contractual Arrangements violates any provisions of the respective articles of association of the WFOE Entities and the VIEs;

(d)

the execution and performance of the Contractual Arrangements do not require any approvals from the PRC governmental authorities, except that (i) the pledges under the Share Pledge Agreements are required to be registered with the relevant local branch of State Administration for Market Regulation of the PRC (中華人民共和國國家市場監督管理總局); (ii) the exercise of the options by WFOE Entities under the Exclusive Asset Option Agreements and the Exclusive Equity Interest Option Agreements to all or part of the assets and equity interests in the VIEs is subject to the approvals of, consent of, filing with and/or registration with the PRC governmental authorities; and (iii) the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement; and

(e)

the Contractual Arrangements are valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not result in violation of PRC laws and regulations currently in effect, except that (i) the Contractual Arrangements provide that the arbitral body may award remedies over the shares and/or assets of the VIEs, injunctive relief and/or winding up of the VIEs, and that courts of competent jurisdiction are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China, (ii) the share pledge arrangement under the Share Pledge Agreement in respect of Chongqing Exchange may be requested to be released by the relevant PRC governmental authority1, and (iii) in the event of a mandatory liquidation, the provisions regarding the sale of the assets of the VIEs to the WFOE Entities at the lowest price, the waiver of the payment from the WFOE Entities and the payment from the VIEs to the WFOE Entities may not be enforceable.

Our PRC Legal Adviser has advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion of our PRC Legal Adviser.

Based on the above advice from our PRC Legal Adviser, we are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under applicable PRC laws and regulations. In the unlikely event we become unable to enforce our Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities and may lose not only the ability to consolidate their revenues but also the control over their business operations. See the section headed “Risk Factors—Risks Relating to Our Contractual Arrangements—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Given that the Contractual Arrangements will constitute non-exempt continuing connected transactions of the Company, a waiver has been sought from and has been granted by the Stock Exchange, details of which are disclosed in the section headed “Connected Transactions” of this listing document.

ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS

Under the Exclusive Business Cooperation Agreements, it was agreed that, in consideration of the services provided by the WFOE Entities, the VIEs will pay services fees to the WFOE Entities. The service fees, subject to applicable PRC laws, shall be equal to the profit before taxation of the VIEs (including all profits attributable to the VIEs of, and any other distributions received by the VIEs from, any of the other VIEs in any financial year but without taking into account the service fees payable under the Exclusive Business Cooperation Agreements) and deducting working capital requirements, expenses and taxes (the VIEs can adjust the service fees based on applicable PRC tax laws) and operating profit that is in compliance with the principle of independent transaction as stipulated in PRC tax law. Accordingly, the WFOE Entities have the ability, at their sole discretion, to extract all of the economic benefit of the VIEs through the Exclusive Business Cooperation Agreements.

1

Chongqing Exchange is an indirect wholly owned subsidiary of Shenzhen Lufax Enterprise Management. We have completed the registration of the Share Pledge Agreement in relation to Shenzhen Lufax Enterprise Management with the relevant office of the Administration for Market Regulation of China in 2015 and 2019.

Under the Exclusive Asset Option Agreements and the Exclusive Equity Interest Option Agreements, the WFOE Entities have absolute contractual control over the distribution of dividends or any other amounts to the Registered Shareholders of the VIEs as the relevant WFOE Entity’s prior written consent is required before any distribution can be made. If the Registered Shareholders receive any income, profit distribution or dividend, they shall promptly transfer or pay, as part of the services fee under the Exclusive Business Cooperation Agreements, such income, profit distribution or dividend to the WFOE Entities or any other person designated by the WFOE Entities to the extent permitted under applicable PRC laws.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT

Background of the Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (外商投資法) which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law (外商投資法實施條例), which came into effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures（中外合資經營企業法）, the Law on Sino-Foreign Contractual Joint Ventures（中外合作經營企業法）and the Law on Foreign-Capital Enterprises（外資企業法）to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.

Impact and consequences of the Foreign Investment Law

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including the Group. We use the Contractual Arrangements to establish control of our VIEs, by the WFOE Entities, through which we operate a small part of our business in the PRC.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our VIEs will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors—Risks Relating to Our Contractual Arrangements—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.” We will continuously monitor the regulatory development and, if necessary, engage legal advisers to assist us to ensure that the operation and implementation of the Contractual Arrangements as a whole will comply with applicable laws and regulations.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2020, 2021 and 2022 and as of December 31, 2020, 2021 and 2022, including certain supplemental and updated disclosures made in connection with the Listing.

OVERVIEW

We are a leading financial services enabler for small business owners (“SBOs”) in China. We offer financing products designed principally to address the needs of SBOs. In doing so, we have established relationships with over 550 financial institutions in China as our funding, credit enhancement and product partners, many of which have worked with us for over three years. Through our offline-to-online model, we have served a total of over 6.6 million SBOs in China since our founding, as of December 31, 2022. Our total balance of retail credit enabled reached RMB576.5 billion as of the same date.

Under our core retail credit and enablement model, the borrower is charged fees for the loan that include interest for the lender, guarantee or insurance fees for the guarantor or insurer and enablement service fees for the enabler. (Where the lender bears all the credit risk, there is no separate guarantee or insurance fee.) The aggregate of the fees charged to the borrower in proportion to the outstanding balance of the loan constitutes the borrower’s effective APR. What we earn depends on how the loan is structured. When the lender is a trust that we consolidate, we earn the spread between the aggregate of the fees that are paid by the borrower (including interest, guarantee fees and enablement service fees) and the interest that is paid to the investors in the trust as net interest income using the effective interest rate method. When the lender is a trust that we do not consolidate or the lender is a bank, the lender earns the interest while we earn the enablement service fees as retail credit and enablement service fee income and (if we provide a guarantee) guarantee fees as guarantee income. In each case, our operating net profit would also consider various operating expenses as well as credit impairment losses, to the extent that they would be attributable to the operation of our core retail credit and enablement model.

In addition to our core retail credit and enablement model, we earn referral income from platform service for the referral service we provide to bank partners through Lujintong, other technology platform-based income for service fees generated from distribution of financial institutions’ products, net interest income for loans made by our consumer finance subsidiary, and other income from account management service fees, penalty fees and other services fees.

Our total income grew from RMB52.0 billion in 2020 to RMB61.8 billion in 2021, and decreased to RMB58.1 billion (US$8.4 billion) in 2022. Our profit before income tax expenses grew from RMB17.9 billion in 2020 to RMB23.4 billion in 2021, and decreased to RMB13.0 billion (US$1.9 billion) in 2022. We made a net profit throughout the Track Record Period, with net profits that increased from RMB12.3 billion in 2020 to RMB16.7 billion in 2021, and decreased to RMB8.8 billion (US$1.3 billion) in 2022. We had a net margin of 27.0% in 2021 and 15.1% in 2022.

BASIS OF PREPARATION

The historical financial information is presented using the carrying value of our business for all periods presented. Intercompany transactions, balances and unrealized gains or losses on transactions between group companies are eliminated on consolidation.

CRITICAL ACCOUNTING POLICIES

Some of our accounting policies require us to apply estimates and assumptions as well as complex judgments relating to accounting items. The estimates and assumptions we use and the judgments we make in applying our accounting policies have a significant impact on our financial position and results of operations. Our management continually evaluates such estimates, assumptions and judgments based on past experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Sales and marketing expenses

Sales and marketing expenses consist primarily of borrower acquisition expenses, investor acquisition and retention expenses, and general sales and marketing expenses. Sales and marketing expenses account for a large percentage of our total expenses, and we expect that this will continue to be the case going forward.

Our borrower acquisition expenses mainly represent the expenses we incur for off-balance sheet loan enablement as compensation to our sales employees and third-party channels. Borrower acquisition expenses are capitalized and amortized on a systematic basis consistent with revenue recognition. For our on–balance sheet loans, as part of the cash flows directly attributable to the loans, the corresponding expenses were reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9. The borrower acquisition cost reflected in the net interest income for on-balance sheet loans was RMB2.2 billion, RMB3.6 billion and RMB4.5 billion (US$0.6 billion) for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table sets forth the breakdown of our borrower acquisition costs, both in absolute amounts and percentages of total borrower acquisition costs, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Direct sales	4,928	42.8	4,462	44.1	3,814	48.5
Channel partners	5,510	47.9	4,922	48.6	3,555	45.2
Online and telemarketing	1,068	9.3	735	7.3	496	6.3

Total borrower acquisition costs	11,506	100.0	10,120	100.0	7,865	100.0

The borrower acquisition costs are all related to the off–balance sheet loans. For our on–balance sheet loans, the corresponding expenses are reflected in net interest income rather than in borrower acquisition expenses, in accordance with IFRS 9.

Our investor acquisition and retention expenses mainly represent the costs incurred to acquire and retain investors. These included primarily expenses for our member referral channel and our online direct marketing channel. The expenses for our online direct marketing channel consist primarily of incentives paid for new investor referrals, coupons, and online marketing expenses.

Our general sales and marketing expenses mainly represent payroll and related expenses for personnel engaged in marketing, brand promotion costs, business development costs and other marketing and advertising costs.

Referral expenses from platform service are related to Lujintong.

The following table sets forth the breakdown of our sales and marketing expenses, both in absolute amounts and as percentages of our total sales and marketing expenses, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	(%)
	(in millions, except percentages)
Borrower acquisition expenses	11,506	64.6	10,120	56.2	7,865	49.9
Investor acquisition and retention expenses	820	4.6	677	3.8	301	1.9
General sales and marketing expenses	5,403	30.3	6,637	36.9	6,654	42.2
Referral expenses from platform service	84	0.5	559	3.1	937	5.9

Total sales and marketing expenses	17,814	100.0	17,993	100.0	15,757	100.0

Impairment Losses

Under IFRS 9, we use an expected loss model to determine and recognize impairments, which were recorded within credit impairment losses.

The following table sets forth credit and asset impairment losses for the years indicated:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in millions)
Credit impairment losses	3,035	6,644	16,550
Asset impairment losses	7	1,101	427

Total	3,042	7,745	16,978

The following table sets forth the key components of impairment losses for the years indicated:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in millions)
Loan-related(1)	2,996	6,349	15,931
Investment-related(2)	18	273	575
Others(3)	28	1,123	472

Total	3,042	7,745	16,978

Notes:

(1)

Loan-related impairment losses consist of actual and expected losses from loan to customers, accounts and other receivables and contract assets related to our retail credit and enablement business and guarantee contracts.

(2)	Investment related impairment losses consist of losses from financial assets at amortized cost.
(3)	Other impairment losses primarily consist of losses from accounts and other receivables related to wealth management business, goodwill and intangible assets.

Our credit impairment losses reflect the credit risk exposure we take and the indemnity losses we recognize when we fulfill our guarantee obligations to our funding partners for defaulted loans. The increase in our credit impairment losses from RMB3.0 billion in 2020, to RMB6.6 billion in 2021, and further to RMB16.6 billion (US$2.4 billion) in 2022, was primarily due to the increase in indemnity losses and loan impairment provisions we recognized, driven by increased risk exposure and by worsening credit metrics, in large part due to the cumulative impact of successive COVID-19 outbreaks on the Chinese economy.

Our loan-related impairment losses tend to increase as we increase the credit risk we bear on loans we enable. The increase in loan-related impairment losses in 2021 was primarily due to increases in both the risk-bearing loan balance on our balance sheet and our off-balance sheet guarantee exposure as a result of our business growth. The increase in loan-related impairment losses in 2022 was primarily due to the increase of provision and indemnity loss driven by increased risk exposure and by worsening credit performance due in large part to the cumulative impact of successive COVID-19 outbreaks on the Chinese economy.

Other gains/(losses)—net

Other gains/(losses) primarily consist of government grants, foreign exchange gains/(losses) and input VAT super-deduction. The foreign exchange gains in 2020 and 2021, amounting to RMB192 million and RMB207 million, respectively, were mainly due to the appreciation of the RMB against the U.S. dollar. The significantly larger foreign exchange loss for 2022, amounting to RMB877 million, was mainly due to the depreciation of the RMB against the U.S. dollar.

TAXATION

Exchange Differences on Translation of Foreign Operations

Our exchange differences on translation of foreign operations amounted to RMB614.7 million, RMB28.3 million and negative RMB1.6 billion (US$230 million) in 2020, 2021 and 2022, respectively.

The fluctuations in exchange differences on translation of foreign operations during the Track Record Period were primarily due to the appreciation and depreciation of our foreign currency positions as a result of fluctuations of the exchange rates of the RMB against the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital Sufficiency

Our Directors are of the view that taking into account the financial resources available to us, including our current cash and cash equivalents and available financing facilities, we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

DISCUSSION OF CERTAIN KEY ITEMS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table sets forth certain key items of our assets and liabilities as of the dates indicated.

	As of December 31,
	2020	2021	2022
	(RMB)	(RMB)	(RMB)	(US$)
		(in millions)
ASSETS
Cash at bank	24,159	34,743	43,882	6,310
Restricted cash	23,030	30,454	26,509	3,812
Financial assets at fair value through profit or loss	34,424	31,023	29,089	4,183
Financial assets at amortized cost	6,564	3,785	4,716	678

	As of December 31,
	2020	2021	2022
	(RMB)	(RMB)	(RMB)	(US$)
		(in millions)
Accounts and other receivables and contract assets	23,326	22,345	15,758	2,266
Loans to customers	119,826	214,972	211,447	30,404
Intangible assets	1,882	899	885	127
Goodwill	9,047	8,918	8,911	1,281

Total assets	248,890	360,433	349,263	50,221
LIABILITIES
Payable to platform investors	9,115	2,748	1,569	226
Payable to investors of consolidated structured entities	110,368	195,446	177,148	25,472
Accounts and other payables and contract liabilities	5,484	8,814	12,199	1,754
Optionally convertible promissory notes	7,531	7,405	8,143	1,171
Convertible promissory note payable	10,117	10,669	5,164	743

Total liabilities	165,739	265,874	254,476	36,592
EQUITY
Share premium	33,213	33,366	32,074	4,612
Retained earnings	40,928	55,943	64,600	9,289
Other reserves	7,419	9,305	2,158	310
Non-controlling interests	1,592	1,506	1,597	230

Total equity	83,151	94,559	94,787	13,630

Cash at bank and restricted cash

Our cash at bank includes both demand deposits and time deposits.

	As of December 31,
	2020	2021	2022

	(RMB in millions)
Demand deposits	17,627	22,355	26,524
Time deposits	6,531	12,392	17,360

Our funds department monitors our allocation of cash between demand deposits and time deposits based on our liquidity position and cash flow forecast.

Our restricted cash includes cash from consolidated structured entities, which is cash held by our consolidated structured entities that was collected from platform investors mainly for their upcoming investment in our retail credit business; deposits for borrowings, which are pledges for our secured borrowings; and deposits held on behalf of platform investors, which represent funds received from platform investors who have yet to make their investment decisions, or funds withdrawn by platform investors where the withdrawal is still in the process of being settled.

	As of December 31,
	2020	2021	2022

	(RMB in millions)
Cash from consolidated structured entities	14,582	24,904	22,990
Deposits for borrowings	—	3,043	1,479
Deposits held on behalf of platform investors	7,998	1,791	702
Others	450	716	1,338

Cash from consolidated structured entities increased from RMB14.6 billion as of December 31, 2020 to RMB24.9 billion as of December 31, 2021 as we have made more use of consolidated trusts as funding sources, and decreased slightly from RMB24.9 billion as of December 31, 2021 to RMB23.0 billion as of December 31, 2022, primarily due to dynamic changes in the pace of investors’ deposits and payouts.

Deposits held on behalf of platform investors decreased from RMB8.0 billion as of December 31, 2020 to RMB1.8 billion as of December 31, 2021 and further decreased to RMB0.7 billion as of December 31, 2022 primarily due to the decrease in investors’ deposits under our legacy peer-to-peer products as the outstanding loans have matured or been redeemed.

See “—Liquidity and Capital Resources” for further discussion.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise a variety of unlisted securities, listed securities, and derivative instruments.

	As of December 31,
	2020	2021	2022

	(RMB in millions)
Unlisted Securities
Asset management plans	9,752	8,308	5,010
Mutual funds	3,199	2,487	7,125
Trust plans	9,927	3,052	3,891
Factoring products	824	—	—
Structured deposits	962	6,641	2,407
Bank wealth management products	2,092	4,589	7,563
Corporate bond	3,044	3,065	46
Private fund and other equity investments	4,624	2,765	2,044
Other debt investments	—	109	1,003

Listed Securities
Stock	—	8	—

Total	34,424	31,023	29,089

Financial assets at fair value through profit or loss decreased by 9.9% from December 31, 2020 to December 31, 2021, primarily due to a decrease of RMB6.9 billion in trust plans, a decrease of RMB1.9 billion in private fund and other equity investments, and a decrease of RMB1.4 billion in asset management plans, partially offset by an increase of RMB5.7 billion in structured deposits and an increase of RMB2.5 billion in bank wealth management products.

Financial assets at fair value through profit or loss decreased by 6.2% from December 31, 2021 to December 31, 2022, primarily due to a decrease of RMB4.2 billion in structured deposits, a decrease of RMB3.3 billion in asset management plans and a decrease of RMB3.0 billion in corporate bonds, partially offset by an increase of RMB4.6 billion in mutual funds and an increase of RMB3.0 billion in bank wealth management products.

We manage our investment portfolio as a whole and each asset class within our investment portfolio to ensure that we have investments readily convertible into cash from time to time in the event that there is a need for liquidity. To monitor and control the investment risks associated with our financial assets, we have adopted a set of internal policies and guidelines. Our investment mechanism, procedures, policies and guidelines are jointly reviewed and evaluated by our treasury department, finance department, legal compliance department and risk management department and approved by our management before taking effect. Our legal compliance department also regularly monitors the implementation of the investment policies and guidelines. In addition, we regularly report to our board our Company’s investment strategies and performance. The staff for investment in our treasury department on average has approximately 10 years’ experience in investment management and the senior member in charge of our treasury department has more than 20 years’ experience in finance and treasury. Our investment strategy follows the risk preference of our Company, which in general favors low risk financial assets, such as the currency class assets and fixed income assets. We make investment decisions related to financial assets on a case-by-case basis. In making each investment decision, we take into account various factors, including, among others, the macroeconomic environment, the performance of major asset classes, the qualifications of the financial asset issuer, the liquidity position of our Company and other relevant circumstances to achieve the goal of maximizing the value of our investment portfolio.

After the Listing, the investments in investment portfolio will be subject to the Company’s compliance with the requirements under Chapter 14 of the Listing Rules, and we also intend to continue our investments in these products strictly in accordance with our internal policies and guidelines.

We applied the discounted cash flow models and other similar techniques to determine the fair value of the financial assets at fair value through profit or loss classified as level 3 of the fair value hierarchy for financial reporting purpose. Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies. The fair values of these financial instruments are based on cash flow discounted using the expected return according to management’s estimates. The estimation of these financial assets at fair value through profit or loss primarily uses unobservable inputs, such as the estimated future cash flows and the expected discount rate of the investment products. In relation to the valuation of our financial assets measured within level 3 fair value measurement, our Directors have adopted, but not limited to, the following procedures: (i) review of the terms of the relevant agreements and documents regarding the financial assets without readily determinable fair value, (ii) consider available information in assessing the financial data and assumptions including but not limited to discount rate, expected cash flow, political and industry conditions, and (iii) depending on the size of the investment, review of the valuation results approved by the valuation committee which is formed by Chief Financial Officer, Chief Risk Officer and other senior management. Based on the above procedures, our Directors are of the view that the estimated fair values resulting from the valuation technique are reasonable, and the financial statements of our Group are properly prepared. Based on the above procedures and the professional advice received, the Directors are of the view that the valuation analysis performed on level 3 instruments is fair and reasonable and the financial statements of the Group are properly prepared. Should any of the estimates and assumptions changed, it may lead to a change in the fair value of the level 3 instruments.

Based on the due diligence conducted by the Joint Sponsors including but not limited to (i) reviewing relevant notes in the Accountant’s Report as contained in Appendix I to this listing document, (ii) conducting due diligence with the Company to understand the key bases, assumptions and methodologies adopted in the relevant valuation, and (iii) conducting due diligence with the Reporting Accountant to understand the work they performed in relation to the valuation of the level 3 financial instruments for the purpose of reporting on the historical financial information of the Group for the Track Record Period as a whole, nothing has come to the Joint Sponsors’ attention that would reasonably cause the Joint Sponsors to question the valuation analysis and results performed by the Directors.

Financial assets at amortized cost

Financial assets at amortized cost include debt investments and interest receivable, less provision for impairment losses.

	As of December 31,
	2020	2021	2022

	(RMB in millions)
Debt investments	7,642	5,002	6,472
Interest receivable	94	121	123

Sub-total	7,736	5,124	6,595
Less: Provision for impairment losses	(1,172)	(1,339)	(1,878)

Total	6,564	3,785	4,716

Financial assets at amortized cost decreased by 42.3% from December 31, 2020 to December 31, 2021, primarily due to a decrease of RMB2.6 billion in debt investments.

Financial assets at amortized cost increased by 24.6% from December 31, 2021 to December 31, 2022, primarily due to an increase of RMB1.5 billion in debt investments.

Accounts and other receivables and contract assets

Accounts and other receivables and contract assets principally consist of contract acquisition costs and core retail credit and enablement service as well as a variety of other receivables.

	As of December 31,
	2020	2021	2022

	(RMB in millions)
Contract acquisition cost	9,017	7,964	6,237
Receivables from core retail credit and enablement service	10,344	7,380	3,736
Receivables from external payment services providers	1,750	2,665	1,826
Trust statutory deposits	968	1,360	1,058
Receivables from other technology platform-based income	803	765	508
Receivables from referral income from platform service	79	288	586
Receivables for shares repurchase program	—	870	860
Other deposits	491	543	506
Receivables from guarantee fees	89	411	431
Receivables from ADS income	4	112	95
Receivables from exercise of share options	—	36	0
Others	470	582	554
Less: Provision for impairment losses	(688)	(631)	(640)

Total	23,326	22,345	15,758

Accounts and other receivables and contract assets decreased by 4.2% from December 31, 2020 to December 31, 2021, primarily due to a decrease of RMB3.0 billion in receivables from core retail credit and enablement service as a result of a decrease in new loans enabled by third-party banks as we provided more on-balance sheet loans through consolidated trusts and a decrease of RMB1.1 billion in contract acquisition cost due to increased sales productivity and decreased sales commissions, partially offset by an increase of RMB0.9 billion in receivables from external payment service providers due to an increase in the volume of new loans enabled and an increase of RMB0.9 billion in receivables for shares repurchase program.

Accounts and other receivables and contract assets decreased by 29.5% from December 31, 2021 to December 31, 2022, primarily due to a decrease of RMB3.6 billion in receivables from core retail credit and enablement service as a result of a decrease in new loans enabled by third-party banks as we provided more on-balance sheet loans through consolidated trusts, a decrease of RMB1.7 billion in contract acquisition cost due to decrease in volume of new loans and decreased sales commissions and a decrease of RMB0.8 billion in receivables from external payment service providers due to the slower growth in the volume of new loans enabled.

Loans to customers

Loans to customers include loans originated by consolidated trust plans, loans originated by microloan lending companies and consumer finance company, and interest receivable, less provision for impairment losses.

	As of December 31,
	2020	2021	2022

	(RMB in millions except for percentages)
Loans originated by consolidated trust plans	112,253	202,175	186,397
Loans originated by microloan lending companies and consumer finance company	6,241	12,588	30,110
Interest receivable	2,321	2,963	2,003
Less: Provision for impairment losses	(989)	(2,754)	(7,063)

	119,826	214,972	211,447

Expected credit loss rate	0.82%	1.26%	3.23%

Loans to customers increased by 79.4% from RMB119,826 million as of December 31, 2020 to RMB214,972 million as of December 31, 2021, net of provision for impairment losses of RMB989 million and RMB2,754 million, respectively, primarily due to the increase in volume of loans originated by consolidated trust plans and volume of consumer finance loans funded by our consumer finance subsidiary.

Loans to customers decreased by 1.6% from RMB214,972 million as of December 31, 2021 to RMB211,447 million as of December 31, 2022, net of provision for impairment losses of RMB2,754 million and RMB7,063 million, respectively, primarily due to the decrease in volume of loans originated by consolidated trust plans, along with increase in provision, partially offset by increase in the volume of consumer finance loans funded by our consumer finance subsidiary.

The increase in the expected credit loss rates in 2021 compared to 2020 is due to the increases in risk-bearing of loans to customers. The increase in the expected credit loss rates in 2022 compared to 2021 is primarily because we expect the delinquency rate of our current portfolio will remain at a relatively high level in the next few quarters. To a lesser extent, a further increase in risk bearing of loans to customers also contributed to the increase in expected credit loss in 2022.

The provision for impairment losses for loans to customers represents management’s estimate of expected credit losses on such loans to customers, calculated on a forward-looking basis. In measuring the expected credit losses, our management determined the appropriate models and assumptions, including exposure at default, probability of default, and loss given default, as well as establishing forward-looking scenarios and their relative weightings. As we expect our business to return to normal on the back of normalized credit metrics as SMB operation gradually return to normal and a reboot of the Chinese economy following the modification of the zero-COVID policy, the Directors believe that the outstanding balances are recoverable and that no further impairment is necessary.

Intangible assets

Intangible assets include trademarks and licenses and computer software and others.

Our intangible assets decreased by 52.2% from December 31, 2020 to December 31, 2021, primarily due to the impairment loss of the trademarks and licenses related to Qianhai exchange, Ping An Financing Guarantee (Tianjin) Co., Ltd. (“Tianjin Guarantee”), and Chongqing Financial Assets Exchange, whose business was terminated.

Our intangible assets remained relatively stable from December 31, 2020 to December 31, 2021.

Impairment testing for intangible assets

The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of our company. Most of the trademarks and licenses acquired were determined to have indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for our company.

Impairment reviews on the trademarks and licenses with indefinite useful life were conducted by our Company at the end of years according to IAS 36 “Impairment of assets”. For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life were determined based on the higher of the fair value less cost of disposal and value-in-use calculations. Given there is active market for our Company’s trademarks and licenses with indefinite life, the fair value less cost disposal of these trademarks and licenses were determined based on the valuation technique using discounted cash flow method.

The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use calculated to determine the recoverable amount based on discounted cash flows. With reference to cash flow projection developed based on financial budgets covering a three to seven-year period approved management of our Company. A period longer than five years is being adopted in the projections as our business is still at an early stage and required time building up its economic of scale. Therefore, from the viewpoint of our management and the market participants, our business expected to reach a steady and stable terminal growth rate likely after a three to seven-year’s period.

The key assumptions used for value-in-use calculations are as follows:

	As of December 31,
	2020	2021	2022
Pre-tax discount rates	26%	26%	21%-25%
Revenue growth rates	3%-275%	3%-8%	-47%-58%
Long term growth rate	3%	3%	2%

Pre-tax discount rate remained unchanged as of December 31, 2020 and December 31, 2021, due to (i) stable monetary and macroeconomic policies, which resulted in a stable risk-free rate; and (ii) our business and financial performance was also stable in 2020 and 2021, which resulted in a similar return on net assets.

The significant change in the revenue growth rates in 2022 is due to that we consciously choose to scale down our new loan sales volume in 2023, which will result in a decrease in income in 2023. We expect that the operations will gradually return to normal from 2024 and onwards, which will drive a U-shaped recovery in our income level as the impact of the COVID-19 pandemic recedes.

The trademarks and licenses of our company are primarily relating to trademark rights of Puhui of RMB800.7 million. The recoverable amount of Puhui’s trademark exceeded its carrying amount:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Recoverable amount of the CGU exceeded its carrying amount	3,895,059	3,795,189	4,761,332

The following table sets forth the impact of reasonable possible changes in each of the key assumptions, with all other variables held constant, on Puhui’s trademark right impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Recoverable amount of the CGU exceeded its carrying amount
	As of December 31,
Possible changes of key assumptions	2020	2021	2022
	RMB	RMB	RMB
	(in thousands)
Revenue growth rate decrease by 5%	3,772,487	3,711,922	4,524,074
Pre-tax discount rate plus 1%	3,690,604	3,597,045	4,428,832

The high growth rate adopted in 2020 assessment was mainly due to the substantial increase in the business volume of Tianjin Guarantee during the early period after the acquisition. The growth rate adopted in 2021 assessment changed significantly due to the integration of business of Tianjin Guarantee with Puhui Guarantee following the self-investigation and rectification for the regulatory interview on April 29, 2021. The recoverable amount of licenses of Tianjin Guarantee, Shenzhen Qianhai Financial Asset Exchange Co., Ltd. and Chongqing Financial Assets Exchange Co., Ltd. was significantly lower than book value during 2021 impairment assessment. As a result, impairment losses amounting to RMB964 million were recognized in 2021.

Based on our management’s assessment on the recoverable amounts of the CGU, impairment losses amounting to nil, RMB964 million and nil were recognized for the years ended December 31, 2020, 2021 and 2022, respectively. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related cash-generating unit or group of units. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.

The following table sets forth the impact of reasonable possible changes in each of the key assumptions, with all other variables held constant, of intangible assets impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Recoverable amount of the CGU exceeding its carrying amount
	As of December 31,
Possible changes of key assumptions	2020	2021	2022
Revenue growth rate decrease by 5%	3,772,487	3,711,922	4,524,074
Pre-tax discount rate increase by 1%	3,690,604	3,597,045	4,428,832

Goodwill

Our goodwill decreased by 1.4% from December 31, 2020 to December 31, 2021, primarily due to the impairment loss of the goodwill related to Tianjin Guarantee and Qianhai Jinniu Loan (Shenzhen) Internet Financial Services Co., Ltd., whose business was terminated.

Our goodwill remained stable from December 31, 2021 to December 31, 2022.

Impairment testing for goodwill

Our company carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGU to their carrying amounts. The recoverable amount of CGU and groups of CGU is the higher of value-in-use and fair value less costs of sale.

Management performed the value-in-use calculations to determine the recoverable amounts. Value-in- use is calculated to determine the recoverable amount based on discounted cash flows with reference to cash flow projection developed based on financial budgets covering a three to seven-year period approved by our management. A period longer than five years is being adopted in the projections as our business is still at an early stage and required time building up its economic of scale. Therefore, from the viewpoint of management of the Group and the market participants, our business is expected to reach a steady and stable terminal growth rate likely after an three to seven-year’s period.

The key assumptions used for value-in-use calculations are as follows:

	As of December 31,
	2020	2021	2022
Pre-tax discount rates	24%-27%	27%	19%
Revenue growth rates	3%-275%	3%-8%	-22%-30%
Long term growth rate	3%	3%	2%

The significant change in the revenue growth rates in 2022 is primarily due to our consciously scaling down of our new loan sales volume in 2023. We expect that the operations will gradually return to normal from 2024 and onwards, which will drive a U-shaped recovery in our income level as the impact of the COVID-19 pandemic recedes.

The recoverable amount of Puhui exceeded its carrying amount:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
		(in thousands)
Recoverable amount of the CGU exceeded its carrying amount	58,347,954	46,780,343	31,032,688

The following table sets forth the impact of reasonable possible changes in each of the key assumptions, with all other variables held constant, on Puhui impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Recoverable amount of the CGU exceeded its carrying amount
	As of December 31,
Possible changes of key assumptions	2020	2021	2022
	RMB	RMB	RMB
		(in thousands)
Revenue growth rate decrease by 5%	51,446,124	45,153,184	12,785,375
Pre-tax discount rate plus 1%	54,371,643	43,239,361	25,826,383

The high growth rate deployed in 2020 assessment was mainly due to the substantial increase in the business volume of Tianjin Guarantee during the early period after the acquisition. The growth rate deployed in 2021 assessment changed significantly due to the integration of business of Tianjin Guarantee with Puhui Guarantee following the self-investigation and rectification for the regulatory interview on April 29, 2021. As a result, impairment loss amounting to RMB126 million was recognized in 2021.

Based on our management’s assessment on the recoverable amounts of the CGU, impairment losses amounting to nil, RMB129 million and RMB6.7 million were recognized for the years ended December 31, 2020, 2021 and 2022, respectively. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related cash-generating unit or group of units. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.

Payable to platform investors

Payable to platform investors are funds from investors that were not yet used to purchase investment products through our platform and funds that have not yet been collected by investors.

Payable to platform investors decreased by 69.9% from December 31, 2020 to December 31, 2021, and further by 42.9% from December 31, 2021 to December 31, 2022, primarily due to the decrease in outstanding loans under our legacy peer-to-peer products as the loans have matured or been redeemed.

Payable to investors of consolidated structured entities

Payable to investors of consolidated structured entities comprises payable to investors of consolidated trust plans, payable to investors of consolidated wealth management plans and payable to investors of asset based securitization plans.

	As of December 31,
	2020	2021	2022

	(RMB in millions)
Payable to investors of consolidated trust plans	110,309	195,263	177,102
Payable to investors of consolidated wealth management plans	15	183	46
Payable to investors of asset based securitization plans	44	—	—

Total	110,368	195,446	177,148

Payable to investors of consolidated structured entities increased by 77.1% from December 31, 2020 to December 31, 2021, primarily due to our increased use of consolidated trust plans as a funding source.

Payable to investors of consolidated structured entities decreased by 9.4% from December 31, 2021 to December 31, 2022, as the volume of new loans originated by consolidated trust plans decreases during the period.

Accounts and other payables and contract liabilities

Accounts and other payables and contract liabilities principally consist of employee benefit payables and contract liabilities from retail credit and enablement service as well as a variety of other payables.

	As of December 31,
	2020	2021	2022

	(RMB in millions)
Unpaid redemption consideration for convertible promissory notes	—	—	3,746
Employee benefit payable	3,203	4,042	2,716
Contract liabilities from retail credit and enablement service	—	1,107	3,068
Tax payable	554	831	846
Payable to cooperation banks	98	703	471
Payable to investees	431	431	431
Trust management fee	94	416	58
Payable to external suppliers	433	401	193
Cash compensation of Class C ordinary shares restructuring	99	47	21
Others	572	836	649

Total	5,484	8,814	12,199

Accounts and other payables and contract liabilities increased by 60.7% from December 31, 2020 to December 31, 2021, primarily due to an increase of RMB1.1 billion in contract liabilities from retail credit and enablement service as a result of a change in our policy in 2021 which caused our fee collection to outpace our contractual obligation and an increase of RMB0.8 billion in employee benefit payable as a result of an increase in staff costs.

Accounts and other payables and contract liabilities increased by 38.4% from December 31, 2021 to December 31, 2022, primarily due to an increase of RMB3.7 billion in unpaid redemption consideration for convertible promissory notes and an increase of RMB2.0 billion in contract liabilities from retail credit and enablement service as a result of a change in how we collect our loan enablement service fee in 2021. Our contract liability is our obligation to transfer service to borrowers for the which we have received consideration from borrowers. As our collection of loan enablement service fee outpaced the performance of our service based on contractual obligation after the change in fee collection, this resulted in an increase of contract liabilities in 2022. Such increase was partially offset by a decrease of RMB1.3 billion in employee benefit payable as a result of a decrease in staff costs.

Optionally convertible promissory notes

Optionally convertible promissory notes decreased by 1.7% from December 31, 2020 to December 31, 2021, primarily due to the depreciation in the U.S. dollar against the Renminbi over this period.

Optionally convertible promissory notes increased by 10.0% from December 31, 2021 to December 31, 2022, primarily due to the appreciation in the U.S. dollar against the Renminbi over this period.

Convertible promissory note payable

Convertible promissory note payable increased by 5.5% from December 31, 2020 to December 31, 2021, primarily due to accrued interest expense.

Convertible promissory note payable decreased by 51.6% from December 31, 2021 to December 31, 2022, primarily due to redemption of convertible promissory notes during the period.

INDEBTEDNESS

The following table sets forth the breakdown of our indebtedness as of the dates indicated:

	As of December 31,			As of February 28,
	2020	2021	2022	2023

	(RMB in millions)
				(unaudited)
Borrowings	10,315	25,927	36,916	37,902
Bond payable	—	—	2,143	2,164
Convertible promissory note payable	10,117	10,669	5,164	5,201
Lease liabilities	979	795	749	691
Optionally convertible promissory notes	7,531	7,405	8,143	8,215

Total	28,943	44,797	53,115	54,173

Borrowings

Our borrowings consist primarily of unsecured bank borrowings, and to a lesser extent secured bank borrowings and a small amount of corporate borrowings. The secured bank borrowings are secured by cash deposits at the banks.

The following table sets forth the breakdown of our borrowings as of the dates indicated:

	As of December 31,			As of February 28,
	2020	2021	2022	2023

	(RMB in millions)
				(unaudited)
Secured
– Bank borrowings (a)	—	2,992	1,344	1,344
Unsecured
– Bank borrowings (b)	10,280	22,816	35,251	36,318
– Corporate borrowings	1	—	—	—

	10,281	25,809	36,595	37,662
Interest payable	34	119	320	240

Total borrowings	10,315	25,927	36,916	37,902

Notes:

(a)

As of December 31, 2022, we had RMB1,344 million secured bank borrowings guaranteed by deposits. The terms of all these borrowings are 24 months, whose interest rates range from 3.84% to 4.05% per annum.

(b)

As of December 31, 2022, we had drawn down US$1,290 million of unsecured borrowings under a US$1,500 million three- year syndicated loan facility agreement entered into on February 13, 2020. The interest rate is determined based on monthly LIBOR rate plus 1.25% and the interest is paid on monthly basis.

The following table sets forth the range of interest rates of borrowings as of the dates indicated:

	As of December 31,
	2020	2021	2022
Bank borrowings – fixed rate	4.35%-5.00%	2.80%-4.80%	2.70%-4.30%
Bank borrowings – floating rate	1.41%-2.68%	1.35%-1.92%	1.72%-5.59%
Corporate borrowings – fixed rate	0.50%-0.78%	0.78%	N/A

As of February 28, 2023, we had unutilized borrowings of RMB2,911 million.

Bond payable

Our bond payable consists primarily of new issued bonds, interest accrued at effective interest rate, interest paid and exchange differences.

The following table sets forth the breakdown of our bond payable as of the dates indicated:

As of December 31, 2022
(RMB in thousands)
New issued bonds	2,010,782
Interest accrued at effective interest rate	57,267
Interest paid	—
Exchange differences	75,299

Carrying value as of December 31, 2022	2,143,348

On June 7, 2022 and June 14, 2022, we issued two bonds of US$300 million in total, respectively, whose interest rates are determined based on compounded Secured Overnight Financing Rate (“SOFR”) rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds mature one year from their respective issuance date.

Convertible promissory note payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, we issued a convertible promissory note to Ping An Overseas Holdings, a subsidiary of Ping An Group, in an aggregate principal amount of US$1,953.8 million. On the same date, Ping An Overseas Holdings agreed to transfer US$937.8 million of the principal amount of the convertible promissory note and all rights, benefits and interests attached thereunder to An Ke Technology. The notes bear interest paid semi-annually at the rate of 0.7375% per annum. In December 2022, we, Ping An Overseas Holdings and An Ke Technology entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which we agreed to redeem 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes from Ping An Overseas Holdings and An Ke Technology, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the Ping An Convertible Promissory Notes. As a result, each of the Ping An Convertible Promissory Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Ping An Convertible Promissory Notes outstanding from time to time, which will be payable by us semi-annually until the eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes. The Ping An Convertible Promissory Notes can be converted into the Shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in each of the Ping An Convertible Promissory Notes. Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the remaining 50% outstanding principal amount of the Ping An Convertible Promissory Notes together with accrued interests on the maturity date.

As of February 28, 2023, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to RMB6,791.3 million.

Optionally convertible promissory notes

On September 30, 2020, we issued US$1,158 million total principal amount of optionally convertible promissory notes to certain shareholders in exchange for the Class C ordinary shares that they held. The optionally convertible promissory notes, all of which remain outstanding, have a coupon rate of 6% and can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, at any time up to September 29, 2023.

As of February 28, 2023, the outstanding principal amount of the optionally convertible promissory notes amounted to RMB8,047.7 million.

CONTINGENT LIABILITIES

Save as disclosed in the subsection headed “Off-balance Sheet Arrangements,” we did not have any material contingent liabilities as of December 31, 2020, 2021 and 2022 and February 28, 2023.

Except as otherwise disclosed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of December 31, 2022. Since December 31, 2022 and up to the Latest Practicable Date, there had not been any material adverse change to our indebtedness.

Our loan agreements contain standard terms and conditions that are customary for commercial bank loans in China. Our Directors confirm that, as of the Latest Practicable Date, there was no material covenant on any of our outstanding debt and there was no breach of any material covenants during the Track Record Period and up to the Latest Practicable Date. Our Directors further confirm that our Group did not experience any difficulty in obtaining bank loans and other borrowings, default in payment of bank loans and other borrowings during the Track Record Period and up to the Latest Practicable Date.

CAPITAL EXPENDITURES

Our capital expenditures were RMB206 million, RMB153 million and RMB123 million (US$18 million) for 2020, 2021 and 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

MATERIAL RELATED PARTY TRANSACTIONS

Ping An Group is a major related party of ours. We have maintained a strategic and mutually beneficial relationship with Ping An Group. We cooperate with Ping An Group in various areas, including primarily our license of certain trademarks from Ping An Insurance to us, our lease of properties from Ping An Group for office use, and Ping An Group’s provision of deposit services, loan services, wealth management services, derivative products services and interbank services to us.

Going forward, we will continue to engage in various types of transactions with Ping An Group, a related party and also a connected person. See “Connected Transactions” for further details about the arrangements with Ping An Group.

Our Directors believe that the related party transactions were carried out on an arm’s length basis and will not distort our results during the Track Record Period or make such results not reflective of our future performance.

DIVIDENDS

On November 8, 2021, our board of directors approved an annual cash dividend policy. For the year ended December 31, 2021, we paid a cash dividend of US$0.68 per ordinary share (US$0.34 per ADS) to holders of our ordinary shares at market close on the record date, which was April 8, 2022.

On August 4, 2022, our board of directors approved a semi-annual cash dividend policy to replace our annual dividend policy.

For the six months ended June 30, 2022, we paid a cash dividend of US$0.34 per ordinary share (US$0.17 per ADS) under the semi-annual cash dividend policy to holders of our ordinary shares at market close on the record date, which was October 13, 2022.

On March 9, 2023, the Board has approved a revised semi-annual cash dividend policy to replace its existing dividend policy. Under the revised dividend policy, starting from 2023, the Company will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

The Board has approved a cash dividend of US$0.10 per ordinary share for the six-month period ended December 31, 2022, on our issued and outstanding shares to shareholders of record as of the close of trading on the New York Stock Exchange on April 7, 2023. Holders of ADSs, each two ADSs representing one ordinary share, will accordingly be entitled to a cash dividend of US$0.05 per ADS, subject to the payment of applicable depositary fees. The Depositary will distribute the dividend to holders of ADSs on or about April 21, 2023.

During the Track Record Period, no cash divided was declared in 2020, the amount of annual cash dividend paid to our shareholders as a percentage of our net profit in 2021 was 29.4%, while the aggregate amount of annual cash dividend including paid and to be distributed to our shareholders as a percentage of our net profit in 2022 was approximately 40.0%.

We are a holding company incorporated as an exempted company in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

When we declare and pay dividends, we pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, when declared and paid, are also paid in U.S. dollars.

DISTRIBUTABLE RESERVES

As of December 31, 2022, the Company had distributable reserves amounting to RMB92,242.1 million available for distribution to our Shareholders, which is represented by the aggregate of share premium of RMB32,073.9 million and retained earnings of RMB60,168.2 million available for distribution after considering the accumulated statutory surplus reserve made by each of the Company’s subsidiaries and the Consolidated Affiliated Entities incorporated in the PRC. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

LISTING EXPENSE

The total amount of expenses relating to the Listing is estimated to be RMB72.6 million. The entire amount is expected to be charged to our consolidated statements of comprehensive income. The listing expenses above are the latest practicable estimate and are for reference only. The actual amount may differ from this estimate.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS ATTRIBUTABLE TO OWNERS OF OUR COMPANY

The following unaudited pro forma statement of adjusted net tangible assets prepared in accordance with Rule 4.29 of the Listing Rules are set out below to illustrate the effect of the Listing on the consolidated net tangible assets of the Group attributable to the owners of the Company as of December 31, 2022 as if the Listing had taken place on December 31, 2022.

The unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of the Group, had the Listing been completed as of December 31, 2022 or at any future date.

	Unaudited consolidated net tangible assets attributable to owners of the Company as of December 31, 2022(1)	Estimated Listing , Expenses(2)	Unaudited pro forma adjusted net tangible assets attributable to owners of the Company as of December 31 2022	Unaudited pro forma adjusted net tangible assets per Share(3)	Unaudited pro forma adjusted net tangible assets per ADS(4)	Unaudited pro forma adjusted net tangible assets per Share(5)	Unaudited pro forma adjusted net tangible assets per ADS(5)
	RMB’000	RMB’000	RMB’000	RMB	RMB	HK$	HK$
Based on 1,145,993,970 Shares in issue immediately prior to the Listing	83,393,345	(61,205)	83,332,140	72.72	36.36	82.07	41.04

Notes:

(1)

The unaudited consolidated net tangible assets attributable to owners of the Company as of December 31, 2022 is based on the unaudited consolidated net assets attributable to owners of the Company as of December 31, 2022 of RMB93,189,846,000 with an adjustment for the intangible assets and goodwill attributable to the owners of the Company of RMB885,056,000 and RMB8,911,445,000 respectively.

(2)

In relation to the Listing, the Company expects to incur listing expenses in an aggregate amount of approximately RMB72.6 million which mainly include professional fees to the Joint Sponsors, legal advisers, the legal advisers to the Joint Sponsors and the Reporting Accountant, of which RMB11.4 million has been accounted for in the consolidated statement of comprehensive income up to December 31, 2022.

(3)

The unaudited pro forma adjusted net tangible assets per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 1,145,993,970 ordinary shares were in issue immediately prior to the Listing, assuming that the Listing has been completed on December 31, 2022, excluding 57,511,787 treasury shares held by the Company and not taking into consideration of the Shares to be issued pursuant to the Share Incentive Plans including pursuant to the exercise of options or the vesting of restricted shares or other awards that have been or may be granted from time to time, any issuance or repurchase and cancelation of Shares and/or ADSs by the Company, and any Shares which may be converted from the convertible promissory notes.

(4)	The unaudited pro forma adjusted net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that two ADSs represent one Share.
(5)	For the purpose of this pro forma adjusted net tangible assets, the balances stated in Renminbi are converted into Hong Kong dollars at a rate of RMB0.8860 to HK$1.00.
(6)

No other adjustment has been made to the pro forma adjusted net tangible assets of the Company to reflect any trading results or other transactions of the Company entered into subsequent to December 31, 2022.

(7)

The unaudited pro forma adjusted net tangible assets do not take into account the cash dividend of US$0.1 per ordinary share declared on March 9, 2023. Had such dividend been taken into account, the unaudited pro forma adjusted net tangible assets per Share and unaudited pro forma adjusted net tangible assets per ADS would be approximately HK$81.29 per Share and HK$40.64 per ADS, respectively.

NO MATERIAL ADVERSE CHANGE

After performing sufficient due diligence work which our Directors consider appropriate, the Directors confirm that, up to the date of this document, except as disclosed in “Summary—COVID-19 Impact and Declining Financial Performance”, there has been no material adverse change in our financial or trading position or prospects since December 31, 2022.

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES

Our Directors confirm that as of the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

The following section sets forth updated and supplemental information in the Listing Document relating to our relationship with the controlling shareholders.

OUR CONTROLLING SHAREHOLDERS

As at the Latest Practicable Date, Ping An Insurance, through An Ke Technology, and Ping An Overseas Holdings indirectly held 285,000,000 and 189,905,000 Shares, respectively, representing in aggregate approximately 41.4% of the total issued and outstanding share capital of the Company (without taking into account any Shares that may be issued under the Share Incentive Plans or upon the conversion of any outstanding Convertible Promissory Notes). An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Accordingly, Ping An Insurance, Ping An Financial Technology, Ping An Overseas Holdings and An Ke Technology are a group of Controlling Shareholders of the Company for the purpose of the Listing Rules.

OUR RELATIONSHIP WITH PING AN GROUP

Principal businesses of Ping An Group

Ping An Insurance is a joint-stock limited company incorporated in the PRC with limited liability and its shares have been listed on the Main Board of the Stock Exchange since 2004, and on the Shanghai Stock Exchange since 2007.

Ping An Group is a leading retail financial services group in the PRC, which principally engages in the following businesses:

•	Insurance: the insurance business of Ping An Group consists of: (i) life and health insurance business; and (ii) property and casualty insurance business.

•

Banking: the banking business of Ping An Group is conducted through Ping An Bank, a national joint-stock commercial bank headquartered in Shenzhen, the PRC, and listed on the Shenzhen Stock Exchange. It provides corporate, retail and government clients with multiple banking and financial services through outlets and branches across the PRC.

•	Asset management: the asset management business of Ping An Group consists of trust business, securities business and other asset management business.

In addition, the technology business of the Ping An ecosystem provides various financial and daily-life services through internet platforms, conducted through: (i) OneConnect, a technology-as-a-service provider and listed on the NYSE and Hong Kong Stock Exchange; (ii) Ping An Healthcare and Technology Company Limited, a leading online healthcare services platform in the PRC and listed on the Hong Kong Stock Exchange; (iii) Autohome Inc., a leading online automotive services platform in the PRC and listed on the NYSE and Hong Kong Stock Exchange; and (iv) the Company, the principal business of which is set out below in this listing document.

Our principal business

We offer financing products designed principally to address the needs of SBOs. See the section headed “Business” for details of our business.

We have established a long term mutually beneficial relationship with Ping An Group. During the Track Record Period and up to the Latest Practicable Date, we have entered into certain connected transactions with Ping An Insurance and its certain subsidiaries and associates in relation to leasing of properties, provision of certain services and products, purchasing of certain services and products, and offering of financial services. The connected transactions were entered into in the ordinary course of business on normal commercial terms. Further, we have established business cooperation with Ping An Group for the offering of credit enhancement service by Ping An Group to the borrowers of loans we enable and sourcing of borrowers through the Ping An ecosystem. Such business cooperation is complementary, mutually beneficial and non-exclusive. We believe that we do not and will not substantially rely on Ping An Group. See the section headed “Independence from Controlling Shareholders” below for details.

Delineation of our businesses from those of Ping An Group

We believe that our principal business does not, and is not likely to, compete with the businesses of Ping An Insurance for the following reasons:

(a)

There is a clear delineation between our business and the retail and corporate banking business of Ping An Group. Ping An Insurance conducts its retail and corporate banking business through its subsidiary, Ping An Bank. Ping An Bank, as a traditional financial institution, typically provides loans to borrowers with longer operating history and significant collateral. By contrast, we primarily focus on providing credit enablement services to high-quality borrowers with a focus on SBOs and to a lesser degree on certain salaried worker customers who generally find it hard to obtain larger ticket size loans without collateral. As such, we capture customers who are not targeted by Ping An Bank’s retail and corporate banking services. Furthermore, we optimize the use of our own capital and our credit exposure by engaging with third-party funding partners and credit enhancement providers in our business model. The loans that we enabled in our retail credit and enablement business are primarily funded by third-party funding sources and the credit risks are mostly borne by the credit enhancement providers. Unlike us, Ping An Bank’s model is built on traditional full service banking model, where both funding and credit risk are mostly borne by its own balance sheets. In light of the above, we believe that our business and Ping An Bank’s retail and corporate banking business are clearly delineated in terms of target customers, as well as business model.

(b)

We benefit from the Ping An ecosystem and have established mutually beneficial business cooperation relationship with Ping An Group. Ping An Group has applied innovative technologies to various ecosystems covering, among others, financial services, healthcare and auto services. Among the financial services ecosystem, our business is clearly delineated from OneConnect’s business in terms of business model, nature of products and services offered and target customers. OneConnect operates on a business-to-business model while the Group operates on a business-to-consumer model. OneConnect provides technology solutions to financial institutions and its services are intended to enable financial institutions to experience digital transformations to help them enhance business operations process. On the other hand, we are a leading financial services enabler for SBOs in China and enable SBO and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

In light of the above, we believe that there is a clear delineation between the business of the various ecosystems of Ping An Group and our business.

INDEPENDENCE FROM CONTROLLING SHAREHOLDERS

Having considered the following factors, the Directors are satisfied that we are capable of carrying on our business independently from the Controlling Shareholders and their respective close associates after Listing.

Management Independence

Our business is managed and conducted by the Board and senior management. Upon Listing, the Board will consist of nine Directors comprising two executive Directors, three non-executive Directors and four independent non-executive Directors. For more information, please see the section headed “Directors and Senior Management.”

The Directors consider that the Board and senior management will function independently of the Controlling Shareholders because:

(a)

none of our executive Directors or senior management holds any directorship or management position in Ping An Insurance and/or its close associates. Our three non-executive Directors and one independent non-executive Director hold directorship or management position in Ping An Insurance and/or its close associates. Our three non-executive directors, Mr. Guangheng JI, Ms. Xin FU and Mr. Yuqiang HUANG, serve as the senior vice president, the chief operating officer and the vice president of risk management department of Ping An Insurance, respectively. Mr. Rusheng YANG, our independent non-executive Director serves as an independent director of Ping An Bank, a subsidiary of Ping An Insurance. Mr. Guangheng JI, Ms. Xin FU, Mr. Yuqiang HUANG and Mr. Rusheng YANG are not involved in the day-to-day management and operations of our business. See the section headed “Directors and Senior Management” for further information on their roles;

(b)

the Directors are aware of their fiduciary duties as a director which require, among others, that they act for the benefit and in the interest of the Company and do not allow any conflict between their duties as a Director and their personal interests;

(c)

our daily management and operations are carried out by our senior management team, all of whom have substantial experience in the industry in which the Company is engaged, and will therefore be able to make business decisions that are in the best interests of the Group;

(d)	although one of our four independent non-executive Directors also serve as an independent directors of Ping An Bank, he is not involved in the day to day management of Ping An Bank;

(e)

in the event that there is a potential conflict of interest arising out of any transaction to be entered into between the Group and any Director or his/her associates, the interested Director is required to declare the nature of such interest before voting at the relevant Board meeting; and

(f)	we have adopted other corporate governance measures to manage conflicts of interest, if any, between the Group and the Controlling Shareholders, as detailed in “—Corporate Governance Measures.”

Based on the above, the Directors believe that our business is managed independently of the Controlling Shareholders.

Operational Independence

The Group is not operationally dependent on the Controlling Shareholders. Our business model and services/products are distinct from those of Ping An Group. We have obtained our own qualification, licenses and permits necessary to carry out our business and are not dependent on the Controlling Shareholders. We have a strong balance sheet position and sufficient capital, facilities, equipment and employees to operate our business independently from the Controlling Shareholders. We have our proprietary end-to-end system and accumulated proprietary data and our AI-driven dynamic risk modeling, which is core to our business operation and difficult for other players to replicate. We also have independent access to customers, suppliers, business partners, investors and have an independent management team to operate our business. We have established relationships with over 550 financial institutions in China, which provide funding and credit enhancement for the loans we enable as well as other products to enrich the SBO ecosystem that we are creating.

In addition, we have established our internal organizational and management structure which includes shareholders’ meetings, the Board and other committees, and formulated the terms of reference of these bodies in accordance with the requirements of the applicable laws and regulations, the Listing Rules and the Articles of Association, so as to establish a regulated and effective corporate governance structure with independent departments, each with specific areas of responsibilities.

During the Track Record Period and up to the Latest Practicable Date, we have entered into certain connected transactions with Ping An Insurance and its certain subsidiaries and associates in relation to leasing of properties, provision of certain services and products, purchasing of certain services and products, and offering of financial services. The connected transactions were entered into in the ordinary course of business on normal commercial terms. See the section headed “Connected Transactions” for further details of and reasons for entering into these transactions. For the years ended December 31, 2020, 2021 and 2022, the total income of the Group that was attributable to and generated from Ping An Insurance and its subsidiaries and associates and accounted for 4.1%, 9.0% and 5.1% of our total income, respectively. In addition, for the years ended December 31, 2020, 2021 and 2022, the total expenses paid to Ping An Insurance and its subsidiaries and associates by the Group accounted for 12.1%, 10.2% and 6.6% of our total expenses (including credit impairment losses), respectively. Further, as the business of the Group and Ping An Group’s business are complementary, we have entered into business cooperations with Ping An Group which are mutual and in the interest of both parties.

Credit Enhancement Service Offered by Ping An Group

We have established business cooperation with Ping An Group for the offering of credit enhancement service by Ping An Group to the borrowers of loans we enable. Our credit enhancement providers consist of credit insurance companies and guarantee companies. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The borrowers of loans we enable can choose to purchase credit enhancement services from any service provider we cooperate with. For the loans we enable that are insured by Ping An Group, we have entered into agreements with terms of three years with Ping An Group and each of the funding partners. In the year ended December 31, 2022, in addition to Ping An Group, we cooperated with six other credit insurance companies to offer credit enhancement service to the borrowers.

Notwithstanding the above business cooperation with Ping An Group, the Directors are of the view that we do not and will not significantly rely on Ping An Group for our business operation for the following reasons:

(a)	Complementary Business Nature and Mutually Beneficial Long-term Relationship

We are a leading technology-empowered credit enabler in China. Ping An Group is a leading insurance and financial services group in the PRC with a wide range of financial licenses. The business nature of Ping An Group and us are complementary to each other. In particular, on the one hand, as one of our credit enhancement providers, Ping An Group enables us to offer a broader range of credit enhancement services as a Fintech business; and on the other hand, Ping An Group benefits from the sale of credit guarantee insurance through us and our customer referral, risk analytics and loan servicing and collection services.

Further, as part of the Ping An ecosystem we have historically established business cooperation with Ping An Group. Through our long-term business cooperation, Ping An Group has developed a deep understanding of our business model and business needs and is able to provide quality products and services that satisfy our demands.

In view of the above, it is natural for, and in the best interest of, the Company to cooperate with Ping An Group.

(b)	Normal Commercial Terms

The credit guarantee insurance offered by Ping An Group in respect of the loans we enable are on normal commercial terms and comparable with the terms of similar insurance offered by other service providers we cooperate with. Such credit guarantee insurance is provided in favor of the third-party lenders whereby insurance providers will repay the third-party lenders if a loan becomes sufficiently delinquent. Once a loan application passes our credit assessment process, we will refer the loan to a funding partner and, if applicable, a credit enhancement provider. We match borrowers with credit enhancement providers primarily based on the credit profile of the borrowers. The credit insurance providers conduct their own evaluation of each borrower to determine whether they will provide credit insurance while we help our partners collect the necessary information. Subject to the evaluation of the credit insurance providers, the final choice of credit insurance providers was made by the borrowers of the loans. We do not have control over the fees charged by the credit enhancement providers to the borrowers. Given Ping An Group’s leading position in the insurance industry, as selected by the borrowers, 70.6% of the outstanding balance of loans enabled under Puhui brand as of December 31, 2022 were enhanced through the credit enhancement service provided by Ping An Group. The fees we charge for the borrowers we enable who purchase credit guarantee insurance of Ping An Group are comparable with the fees we charge for the borrowers we enable who choose to purchase credit guarantee insurance from other credit insurance service providers we cooperate with.

(c)	Our Cooperation with Other Business Partners

Despite our long-term business cooperation with Ping An Group, we are not bound to cooperate with Ping An Group. We are able to enter into similar business cooperation with Independent Third Parties given the sufficient choices of comparable credit enhancement service providers in the market. We have established cooperation with other business partners that are independent of Ping An Insurance and will continue to explore additional partnership opportunities. In the year ended December 31, 2022, in addition to Ping An Group, we cooperated with six other credit insurance companies to offer credit enhancement service to the borrowers.

Our financing guarantee subsidiary enjoys a strong capital position, with net assets of RMB13.4 billion, RMB47.4 billion and RMB47.9 billion as of December 31, 2020, 2021 and 2022, respectively, as well as abundant leverage available, with a 1.8x, 1.8x and 2.0x leverage ratio as of the same dates. The outstanding balance of financing guarantee liabilities of a financing guarantee company shall not exceed 10 times of that company’s net assets and the upper limit could be raised to 15 times. Thus, we have capacity to take on more risks.

We have been in discussion with funding partners to explore the path to provide a higher proportion of guarantee on the loans enabled by us. The increase in the level of the risk that we bear over the Track Record Period has not affected our cooperation with funding partners to date. If we do not engage Ping An P&C to provide credit enhancement service in the future, our business would not be materially impacted.

In addition, our loan enablement can be done either with or without third-party credit enhancement. Going forward, when and how much credit risk we take on and whether third-party credit enhancement is utilized depend on a dynamic mix of commercial factors, including the pricing of credit enhancement and the willingness of our funding partners to bear risk, as well as regulatory guidance.

191

Business cooperation as our channel partners

We source borrowers through a variety of channels. For our core retail credit and enablement business, we source borrowers under our Puhui brand primarily through offline channels. We have a large direct sales network of over 46,000 full-time employees as of December 31, 2022. In addition, as of December 31, 2022, we employed over 3,300 employees to engage in targeted online and telemarketing campaigns to reach customers base on their potential need for loans. Our direct sale and online and telemarketing channels were responsible for sourcing 60.0%, 62.6% and 71.2% of the new loans we enabled for the year ended December 31, 2020, 2021 and 2022, respectively. We complement our direct sale and online and telemarketing channels with a large and robust set of channel partners (including Ping An Insurance’s affiliates), who introduce borrowers and are paid referral fees for each loan originated. For the years ended December 31, 2020, 2021 and 2022, our channel partners were responsible for sourcing 40.1%, 37.4% and 28.8% of the new loans we enabled, respectively. For consumer finance business, we acquires customers online through our consumer finance app and traffic platforms and offline through our direct sales network. We believe that the foregoing business cooperation with Ping An will not affect our independence for the following reasons:

(a)

we have our own direct sales network and online and telemarketing channels which were responsible for a majority of the new loans we enabled during the Track Record Period. With the development of our own sales network and the application of advanced AI technology, the volume contribution of new loans enabled by our direct sales network and online and telemarketing channels has increased substantially throughout the Track Record Period. Accordingly, the volume contribution of new loans we enabled originated from channel partners decreased from 40.1% for the year ended December 31, 2020 to 28.8% for the year ended December 31, 2022. We will continue to expand our direct sales network and online and telemarketing channels;

(b)

the business cooperation is complementary and mutually beneficial. Such business cooperation is on normal commercial terms. The referral fees we paid to various channel partners and the service fees we charge for borrowers sourced through different channels are comparable; and

(c)

we have established and will continue to establish business relationship with a large and robust set of active channel partners in a wide range of businesses, such as point-of-sale payment agencies, tax system providers and second-hand car transaction platforms.

Other Services Provided by Ping An Group to Us

We provide a range of services and products to Ping An Group including database products and services, marketing and referral services, account management and pledge registration services and other ancillary services and products. On the other hand, Ping An Group has been and will continue to provide certain services to us, which mainly involve administration and operation support, including transaction settlement services, outsourcing services relating to finance, human resources and customer management matters, technology products and services, health-related products and services, insurance products and services, reward program products and other ancillary services and products. The Directors believe that such arrangements are in the best interest of the Company and the Shareholders. Further, the Directors are of the view such arrangements do not and will not give rise to reliance issue in any material aspect considering the following factors:

(a)

as disclosed above, we make and implement operational decisions independently. The above services provided by Ping An Group are of administrative and supportive nature and do not involve any operational decision or affect our decision-making or business planning;

(b)

we have historically received such services provided by members of Ping An Group and Ping An Group has developed a comprehensive and deep understanding of our administrative and operational needs. It would be more cost-effective for us to obtain such services from Ping An Group rather than maintaining our own headcounts for processing such work or obtaining such services from different service providers;

(c)	we are not bound and will not be bound to obtain such services from Ping An Group; and

(d)

as Ping An Insurance has almost 19-year track record as a listed company with a good record of regulatory compliance, we will benefit from the knowledge and experience of working with Ping An Insurance, and will more rapidly gain an understanding of corporate governance best practices for a company listed on the Stock Exchange. We will closely monitor and supervise the above business arrangements with Ping An Insurance and may consider to engage third-party service providers in the event that such arrangements give rise to material conflict of interest which would have an adverse impact on our corporate governance and operational independence.

Based on the above, the Directors are of the view that the Group is able to operate independently from Ping An Insurance and its close associates.

Financial Independence

We have independent internal control and accounting systems. We also have an independent finance department responsible for discharging the treasury function, which is independent from Controlling Shareholders. We are capable of obtaining financing from third parties, if necessary, without reliance on the Controlling Shareholders. We are registered independently for tax in accordance with applicable laws and we pay tax independently pursuant to applicable PRC tax laws and regulations, rather than on a combined basis with Ping An Insurance or other enterprises under its control.

The Group has deposited funds with Ping An Bank, and intends to continue to have deposits with Ping An Bank upon completion of the Listing in our ordinary course of business, which will constitute continuing connected transactions of the Company upon the Listing. See section headed “Connected Transactions—Non-Exempt And Partially Exempt Continuing Connected Transactions—5. Financial Services Framework Agreement” in this listing document for further details. However, such deposit arrangement is on normal commercial terms and does not affect our financial independence from the Ping An Group.

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued the Ping An Convertible Promissory Notes. For details of the Ping An Convertible Promissory Notes, see the paragraph headed “History and Corporate Structure—Major Shareholding Changes of the Company and our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology” in this listing document. As of the Latest Practicable Date, (i) the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to US$976.9 million, and (ii) the outstanding principal amount of the interbank loans borrowed by Ping An Consumer Finance (a subsidiary of the Company) from Ping An Bank amounted to RMB800 million. Taking into account that (i) we have a strong financial position and have more than sufficient financial resources to cover the liabilities thereunder. As of December 31, 2022, the Group had total assets of RMB349.3 billion (US$50.2 billion), net assets of RMB94,787 million (US$13,630 million) and cash at bank of RMB43,882 million (US$6,310 million), which are more than sufficient to cover the outstanding principal amount of such loans; (ii) the premature repayment of the Ping An Convertible Promissory Notes by us would involve additional costs, which would not be in the best interests of our shareholders as a whole; (iii) the interbank loans were extended by Ping An Bank to Ping An Consumer Finance in the ordinary course of business on normal commercial terms; (iv) as of December 31, 2022, the outstanding principal amount of the Ping An Convertible Promissory Notes and interbank loans from Ping An Insurance and its subsidiaries in aggregate accounted for 3% of the Company’s total liabilities; and (v) being a company listed on the NYSE, we have been able to obtain financings from Independent Third Party commercial banks on normal commercial terms independently, the Directors consider that such loans do not affect our financial independence from the Controlling Shareholders.

Based on the above, the Directors are of the view that our business is financially independent of the Controlling Shareholders and their respective close associates and that the Company is capable of carrying on our business independently of, and does not place undue reliance, on the Controlling Shareholders and their close associates after the Listing.

Disclosure under Rule 8.10 of the Listing Rules

Save as disclosed in this listing document, we believe that as of the Latest Practicable Date, the Controlling Shareholders did not have any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with our business that would require disclosure under Rule 8.10 of the Listing Rules.

Save as disclosed in this listing document, none of the Directors was interested in any business apart from our business which competes, or is likely to compete, directly or indirectly, with our business and would otherwise require disclosure under Rule 8.10 of the Listing Rules as of the Latest Practicable Date.

CORPORATE GOVERNANCE MEASURES

We and the Directors are committed to upholding and implementing the highest standards of corporate governance and recognize the importance of protecting the rights and interests of all Shareholders.

Under the Articles of Association, our extraordinary general meetings may be convened on the written requisition of any one or more members holding, as at the date of deposit of the requisition, not less than one-tenth of the voting rights, on a one vote per share basis, in the share capital of the Company. In addition, pursuant to the shareholder communication policy to be adopted by us upon Listing, the Shareholders are encouraged to put governance-related matters to the Directors and to us directly in writing.

We will also adopt the following corporate governance measures to resolve actual or potential conflict of interests between the Group and the Controlling Shareholders:

(a)

where a Shareholders’ meeting is held pursuant to the Listing Rules to consider proposed transactions or arrangements in which the Controlling Shareholders or any of their associates have a material interest, the Controlling Shareholder(s) shall abstain from voting and their votes shall not be counted;

(b)

we have established internal control mechanisms to identify connected transactions, and we will comply with the applicable Listing Rules if we enter into connected transactions with the Controlling Shareholders or any of their associates after Listing;

(c)	where the Directors reasonably request the advice of independent professionals, such as financial advisers, the appointment of such independent professionals will be made at our expense;

(d)

we have appointed Somerley Capital Limited as our compliance adviser to provide advice and guidance to us in respect of compliance with the applicable laws and regulations, as well as the Listing Rules, including various requirements relating to corporate governance; and

(e)

we have established our audit committee, and nomination and remuneration committee with written terms of reference in compliance with the Listing Rules and the Code of Corporate Governance and Corporate Governance Report in Appendix 14 to the Listing Rules.

Based on the above, the Directors believe that sufficient corporate governance measures have been put in place to manage conflicts of interest between the Group and the Controlling Shareholders, and to protect other Shareholders’ interests after the Listing.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Listing Rules.

We will continue to engage in certain transactions with our connected persons upon Listing. These transactions will constitute our continuing connected transactions under Chapter 14A of the Listing Rules.

As our ADSs are listed on the NYSE, we will continue to be subject to and regulated by the App 1A-11 regulations of the NYSE and other applicable laws and regulations in the United States so far as our ADSs remain listed on the NYSE. The requirements of the Listing Rules in relation to connected transactions are different from those of the NYSE. In particular, the definition of connected persons under the Listing Rules is different from the definition of related party under the regulations of the NYSE. Therefore, a connected transaction under the Listing Rules may or may not constitute a related party transaction under the regulations of the NYSE, and vice versa.

OUR CONNECTED PERSONS

The table below sets forth the relevant parties with whom we have entered into transactions and who will be regarded as our connected persons under the Listing Rules upon the Listing:

Name	Connected Relationship
Ping An Insurance and its certain subsidiaries and associates	Controlling Shareholder and its certain subsidiaries and associates

Ping An Consumer Finance	Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. Accordingly, Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules

SUMMARY OF CONTINUING CONNECTED TRANSACTIONS

The table below sets forth a summary of our continuing connected transactions:

				Proposed annual cap for the year ending December 31,
				(RMB in millions)
Nature of Transactions		Applicable Listing Rules	Waiver sought	2023	2024	2025
	Exempt continuing connected transaction
1.	Trademark Licensing Framework Agreement
	Royalties to be paid by us to Ping An Insurance	14A.52 and 14A.76	N/A	N/A	N/A	N/A

				Proposed annual cap for the year ending December 31,
				(RMB in millions)
Nature of Transactions		Applicable Listing Rules	Waiver sought	2023	2024	2025
Non-exempt and partially exempt continuing connected transactions
2.	Property Leasing Framework Agreement	14A.34 to 35, 14A.49,	Announcement	364.5	382.8	401.9
	Total value of right-of-use asset relating to the leases with certain subsidiaries and associates of Ping An Insurance entered into by us as lessee	14A.51 to 14A.59 and 14A.71
3.	Provision of Services and Products Framework Agreement	14A.34 to 36, 14A.46, 14A.49,	Announcement, circular and independent	2,770.3	2,748.1	2,737.3
	Fees to be paid by certain subsidiaries and associates of Ping An Insurance to us	14A.51 to 14A.59 and 14A.71	shareholders’ approval requirements
4.	Services and Products Purchasing Framework Agreement	14A.34 to 36, 14A.46 14A.49,	Announcement, circular and independent	3,462.4	3,966.2	4,537.8
	Fees to be paid by us to certain subsidiaries and associates of Ping An Insurance	14A.51 to 14A.59 and 14A.71	shareholders’ approval requirements
5.	Financial Services Framework Agreement	14A.34 to 36, 14A.46, 14A.49,	Announcement, circular and independent
		14A.51 to 14A.59 and 14A.71	shareholders’ approval requirements
	Deposit Services			Maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance
				11,000.0	15,000.0	12,000.0
				Interest income to be received by us from certain subsidiaries of Ping An Insurance
				165.0	225.0	180.0

			Proposed annual cap for the year ending December 31,
			(RMB in millions)
Nature of Transactions	Applicable Listing Rules	Waiver sought	2023	2024	2025

Debt Financing Services			Maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance
			4,600.0	4,000.0	3,000.0
			Income to be received by us from certain subsidiaries of Ping An Insurance for debt financing
			281.0	244.0	183.0
Wealth Management Services			Maximum daily balance of total investment products and services to be purchased by us from certain subsidiaries of Ping An Insurance
			24,000.0	27,000.0	29,000.0
			Investment income to be received by us
			1,176.0	1,316.0	1,506.0
Derivative Products Services			Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance
			22,000.0	18,000.0	18,000.0
Interbank Services			Maximum daily balance of interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance
			10,000.0	15,000.0	15,000.0
			Interest income to be received by us from certain subsidiaries of Ping An Bank for the interbank deposits
			66.3	102.7	130.6

				Proposed annual cap for the year ending December 31,
				(RMB in millions)
Nature of Transactions		Applicable Listing Rules	Waiver sought	2023	2024	2025

				Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with us
				1,500.0	2,500.0	3,500.0
				Interest to be paid by us on the interbank placements to certain subsidiaries of Ping An Insurance
				67.5	112.5	157.5
6.	2023 Services Purchasing Agreement	14A.34 to 36, 14A.46,	Announcement, circular, and	39.2	N/A	N/A
		14A.49,	independent
		14A.51 to	shareholders’
	Fees to be paid by us to Ping An Insurance	14A.59 and 14A.71	approval
7.	Ping An Consumer Finance Collaboration Agreement	14A.34 to 36, 14A.46,	Announcement, circular, and
		14A.49, 14A.51 to 14A.59 and 14A.71	independent shareholders’ approval
	Shareholder Deposit Services			Maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance
				9,500.0	9,500.0	9,500.0
				Interest income to be received by us from Ping An Consumer Finance
				332.5	332.5	332.5
	General Services			Fees to be paid by Ping An Consumer Finance to us
				774.4	956.0	1,176.8

				Proposed annual cap for the year ending December 31,
				(RMB in millions)
Nature of Transactions		Applicable Listing Rules	Waiver sought	2023	2024	2025

	Guarantee Services			Maximum monthly average balance of principal amount guaranteed by us for the clients of Ping An Consumer Finance
				8,245.0	11,160.0	14,968.0
				Guarantee service fees to be received by us from Ping An Consumer Finance
				424.5	559.4	749.3
8.	Contractual Arrangements	14A.34 to 36, 14A.46, 14A.49, 14A.51 to 14A.59 and 14A.71	Announcement, circular, independent shareholders’ approval, terms not exceeding three years and annual cap requirements	N/A

EXEMPT CONTINUING CONNECTED TRANSACTION

1.	Trademark Licensing Agreement

Principal terms

On February 25, 2020, Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a trademark licensing agreement with Ping An Insurance (the “Trademark Licensing Agreement”), pursuant to which Ping An Insurance shall grant to Ping An Puhui Enterprises Management non-exclusive licenses for the use of certain trademarks that are registered in the PRC and owned by Ping An Insurance on a royalty-free basis. The trademarks could be sub-licensed by Ping An Puhui Enterprises Management to its branches and certain other members of the Group. The initial term of the Trademark Licensing Agreement commenced on February 25, 2020 and will end on December 31, 2030. The Trademark Licensing Agreement is terminable: (1) by Ping An Insurance giving not less than 30-day prior notice to Ping An Puhui Enterprises Management; (2) upon mutual consent by the parties; (3) upon Ping An Insurance’s ceasing to own the relevant trademarks; or (4) upon Ping An Puhui Enterprises Management’s liquidation, dissolution or cessation of business. The Trademark Licensing Agreement is subject to renewal through mutual consent by the parties. The Group has been using the licensed trademarks within the scope specified in the Trademark Licensing Agreement.

Pursuant to Rule 14A.52 of the Listing Rules, the period for the agreement for the continuing connected transactions must not exceed three years, except in cases where the nature of the transaction requires the agreement to be of a duration longer than three years. The Trademark Licensing Agreement was entered into on normal commercial terms or better and the licensed trademarks under the Trademark Licensing Agreement are necessary for our business operations and a longer duration of the agreement will avoid any unnecessary business interruption and help ensure the long-term development and continuity of our business. The Joint Sponsors agree with the Company’s reasons for requiring a longer term for the Trademark Licensing Agreement, and are of the view that entering into such agreement with a duration of over three years is in line with normal business practice.

Reasons for the transaction

We have been using the licensed trademarks under the Trademark Licensing Agreement for several years and we consider that the usage of such trademarks will enable us to leverage on the popularity and reputation of Ping An Group given the benefit of the licensed trademarks to the sustainable success of our business and our overall competitiveness. Therefore, having considered the strategic nature and importance of the licensed trademarks, it is in the best interests of the Company and the Shareholders to continue to use the relevant trademarks upon Listing.

Historical amounts

There was no historical amount for the Trademark Licensing Agreement for each of the three years ended December 31, 2022.

Listing Rules implications

As the license to use the licensed trademarks under the Trademark Licensing Agreement does not involve any licensing fees, the transactions under the Trademark Licensing Agreement constitute de minimis transactions and are fully exempt from the annual reporting, announcement, independent Shareholders’ approval and annual review requirements under Chapter 14A of the Listing Rules.

NON-EXEMPT AND PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS

We entered into the following transactions during our ordinary and usual course of business which will constitute continuing connected transactions under the Listing Rules and will be subject to the annual review, reporting, announcement, circular and independent shareholders’ approval requirements (as may be applicable) under Chapter 14A of the Listing Rules.

2.	Property Leasing Framework Agreement

Principal terms

On April 10, 2023, we entered into a property leasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the “Property Leasing Framework Agreement”), pursuant to which we will lease properties from such subsidiaries and associates of Ping An Insurance for office use. Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Framework Agreement. The initial term of the Property Leasing Framework Agreement will commence on the Listing Date and end on December 31, 2025, subject to renewal upon mutual consent by the parties.

Reasons for the transaction

We have historically leased certain properties from certain subsidiaries and associates of Ping An Insurance as our offices. Such subsidiaries and associates of Ping An Insurance have a better understanding of our property requirements in relation to office premises as compared to Independent Third Parties. We believe that leasing properties from such subsidiaries and associates of Ping An Insurance can facilitate our business cooperation with them because of the proximity to each other. In addition, relocating our offices to other premises will cause unnecessary disruptions to our normal business operation and incur unnecessary costs. We consider that the terms of the Property Leasing Framework Agreement are consistent with normal commercial terms which can safeguard our entitlement to long-term property rights, therefore allowing us to achieve long-term development and continuity of our business operations.

Pricing policies

The rents payable by us during the term of the lease will be determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents shall be in line with or no higher than the prevailing market rates of properties of comparable size and quality situated in the same location provided by Independent Third Parties. We will make inquiries on and survey the rents asked by Independent Third Parties for office spaces of comparable size and quality situated in the same location, in order to assess the prevailing market rates for comparison to ensure that the rents payable by us are on normal commercial terms and are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Historical amounts

The total property rents incurred by us to such subsidiaries and associates of Ping An Insurance in respect of property leasing services for each of the years ended December 31, 2020, 2021 and 2022 were RMB140.3 million, RMB140.6 million and RMB123.3 million. The total property rent incurred by us had decreased in 2022 since the total area leased by us from such subsidiaries and associates of Ping An Insurance had been reduced since 2022 primarily due to the surrender of some of the offices leased from Ping An Insurance’s subsidiaries and associates as result of the consolidation of our businesses.

Annual caps

The aggregate amount of property rent to be paid to certain subsidiaries and associates of Ping An Insurance on an annual basis under the Property Leasing Framework Agreement for the three years ending December 31, 2025 are not expected to exceed RMB141.5 million, RMB148.6 million and RMB156.0 million, respectively.

Pursuant to IFRS16, the lease of properties by us as lessee under the Property Leasing Framework Agreement will be recognized as both right-of-use assets and an ongoing lease liability payable over the term of the lease. The following table sets forth the proposed annual caps in respect of the Property Leasing Framework Agreement for the three years ending December 31, 2025:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Total value of right-of-use asset relating to the leases entered into by us as lessee	364.5	382.8	401.9

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(i)

the historical transaction amounts and trend under the existing property leasing arrangements between us and the relevant subsidiaries and associates of Ping An Insurance during the Track Record Period;

(ii)	the estimated demand for office spaces from the relevant subsidiaries and associates of Ping An Insurance for the three years ending December 31, 2025, which is expected to remain steady;

(iii)

the estimated term of lease and the anticipated renewal of certain existing property leases with the relevant subsidiaries and associates of Ping An Insurance for the three years ending December 31, 2025; and

(iv)

the estimated 5% increase in the annual rent for the properties leased from the relevant subsidiaries and associates of Ping An Insurance for the three years ending December 31, 2025, taking into account the prevailing market rates and future trend.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Property Leasing Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 0.1% but less than 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules and the announcement requirement under Rule 14A.35 of the Listing Rules.

3. Provision of Services and Products Framework Agreement

Principal terms

On April 10, 2023, we entered into a provision of services and products framework agreement with certain subsidiaries and associates of Ping An Insurance (the “Provision of Services and Products Framework Agreement”), pursuant to which we will provide the following services to such subsidiaries and associates of Ping An Insurance: (i) database products and services, (ii) marketing and referral services, (iii) account management and pledge registration services, and (iv) other ancillary services and products. Such subsidiaries and associates of Ping An Insurance will pay service fees to us in respect of the provision of such services and products. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Provision of Services and Products Framework Agreement.

The initial term of the Provision of Services and Products Framework Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Provision of Services and Products Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

The provision of services and products to certain subsidiaries and associates of Ping An Insurance would benefit us for the following reasons:

•

in light of the leading position that Ping An Insurance enjoys in the PRC financial services industry, it is natural and in our best interests to cooperate with Ping An Insurance and its subsidiaries and associates. In addition, given that Ping An Insurance and its subsidiaries and associates have accumulated a large customer base over the years in the financial services industry, we could further increase our customer base through cooperation with them, who may refer our products and services to their customers;

•	as both parties enjoy respective advantages in different business fields, our collaboration will bring synergy into full play and share development achievements; and

•	the Company’s income may also be further increased based on the commercial terms and pricing basis determined based on market principles.

Pricing policies

For each type of our services and products, the services and products fees to be paid to us will be determined on the basis of arm’s length negotiations between the relevant parties taking into account various commercial factors such as the nature of the services/products, the frequency for us to provide such services and the estimated transaction amount. As for services we offer to our connected persons only, our service fees will be determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates with reference to the assessment to be made by an independent professional consultancy firm. Further, to ensure that the terms of supplying services and products to the relevant subsidiaries and associates of Ping An Insurance are fair and reasonable, we will consider a set of factors, including the historical prices of the relevant services and products offered by us and the prevailing market rates applicable to such services and products. We will also ensure the prices of our services and products offered to them shall not be lower than those offered by us to Independent Third Parties under similar terms.

Historical amounts

The following table sets forth the historical transaction amounts paid by certain subsidiaries and associates of Ping An Insurance to us:

	Historical amount for the year ended December 31,
	2020	2021	2022
	(RMB in millions)
Transaction amount paid by certain subsidiaries and associates of Ping An Insurance to us	1,878.1	4,983.2	2,597.0

The decrease in the transaction amount paid by the relevant subsidiaries and associates of Ping An Insurance to us in 2022 was primarily attributable to a refund of account management fees to a subsidiary of Ping An Insurance, being our primary credit enhancement partner as a result of worse-than-expected collection performance, and the narrowing down of service scope and change of fee structure that we provided and charged to such subsidiary of Ping An Insurance since the third quarter of 2022.

Annual caps

The following table sets forth the proposed annual caps for the fees payable by certain subsidiaries and associates of Ping An Insurance to us under the Provision of Services and Products Framework Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Fees to be paid by certain subsidiaries and associates of Ping An Insurance to us	2,770.3	2,748.1	2,737.3

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(i)

the historical transaction amounts under the existing business cooperation and services provision arrangements between us, the relevant subsidiaries and associates of Ping An Insurance during the Track Record Period and the expected demand for our products and services from the relevant subsidiaries and associates of Ping An Insurance;

(ii)

the expected increase of demand for our database products and services, and marketing and referral services from the relevant subsidiaries and associates of Ping An Insurance, which is in line with the trend of increase in the historical transaction amounts during the Track Record Period; and

(iii)	the expected decrease in the transaction amount in respect of our provision of account management services to a subsidiary of Ping An Insurance.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Provision of Services and Products Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules, and the independent shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

4.	Services and Products Purchasing Framework Agreement

Principal terms

On April 10, 2023, we entered into a services and products purchasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the “Services and Products Purchasing Framework Agreement”), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to us: (i) transaction settlement services, (ii) outsourcing services relating to finance, human resources and customer management matters, (iii) technology products and services, (iv) health-related products and services, (v) insurance products and services, (vi) reward program products, and (vii) other ancillary services and products. We will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Services and Products Purchasing Framework Agreement.

The initial term of the Services and Products Purchasing Framework Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Services and Products Purchasing Framework Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

Since our establishment, we have been purchasing a variety of services from certain subsidiaries and associates of Ping An Insurance to satisfy our business and operational needs. Owing to the complementary and mutually beneficial business relationship, the relevant subsidiaries and associates of Ping An Insurance have acquired a comprehensive understanding of our business and operational requirements and established a solid foundation for mutual trust to foster our continuing cooperation. Based on our previous purchasing experience with such subsidiaries and associates of Ping An Insurance, the relevant subsidiaries and associates of Ping An Insurance are capable of satisfying our business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the Services and Products Purchasing Agreement would minimize disruption to our operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to the relevant subsidiaries and associates of Ping An Insurance, instead of maintaining its own headcounts for processing such work.

Pricing policies

The services and products fees to be paid by us to the relevant subsidiaries and associates of Ping An Insurance under the Services and Products Purchasing Framework Agreement will be determined either (i) through bidding procedures according to our internal rules and procedures, whereby we will compare the fee rates offered by Independent Third Parties as well as assessing our business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the Services and Products Purchasing Framework Agreement; or (ii) if no tendering and bidding process is required under our internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by such subsidiaries and associates of Ping An Insurance to their respective Independent Third Parties for similar services and products. In addition, for certain standardized products and services offered by the relevant subsidiaries and associates of Ping An Insurance, fees payable by us are based on our actual usage of the relevant product or services and the market rates of such products and services. For outsourcing services relating to finance, human resources and customer management matters and technology services offered to us, the service fees payable are determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates to be assessed by an independent professional consultancy firm to be engaged by us.

Historical amounts

The following table sets forth the historical amount of transaction amounts paid by us to the relevant subsidiaries and associates of Ping An Insurance:

	Historical amount for the year ended December 31,
	2020	2021	2022
	(RMB in millions)
Transaction amount paid by us to certain subsidiaries and associates of Ping An Insurance	3,527.2	3,751.9	3,347.3

Annual caps

The following table sets forth the proposed annual caps for the fees payable by us to the relevant subsidiaries and associates of Ping An Insurance under the Services and Products Purchasing Framework Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Fees paid by us to the relevant subsidiaries and associates of Ping An Insurance	3,462.4	3,966.2	4,537.8

Basis of caps

The proposed annual caps have been estimated based on the following factors:

(i)

the historical transaction amounts under the existing services and products purchasing arrangements between us, the relevant subsidiaries and associates of Ping An Insurance during the Track Record Period and our expected demand for their products and services;

(ii)

the expected approximately 15% increase in our demand for the transaction settlement services, the technology services and the outsourcing services relating to finance, human resources and customer management matters, which in aggregate accounted for the majority of the transaction amounts paid by us to the relevant subsidiaries and associates of Ping An Insurance during the Track Record Period, from the relevant subsidiaries and associates of Ping An Insurance on an annual basis:

•

in respect of the expected increase in our demand for the transaction settlement services and technology services, taking into account the expected development and growth in our business and operational scale;

•

in respect of the expected increase in our demand for the outsourcing services relating to finance, human resources and customer management matters, taking into account the expected development and growth in our business and operational scale and the benefit to our cost efficiency and management effectiveness by outsourcing such services;

(iii)	the expected increase in our needs for the insurance services from the relevant subsidiaries and associates of Ping An Insurance in supporting the continual development of our business operation; and

(iv)	the expected increase of service and product fees to be charged by the relevant subsidiaries and associates of Ping An Insurance taking into account the estimated inflation in the PRC.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Services and Products Purchasing Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules, and the independent shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

5.	Financial Services Framework Agreement

Principal terms

On April 10, 2023, we entered into a financial services framework agreement with certain subsidiaries of Ping An Insurance (the “Financial Services Framework Agreement”), pursuant to which we will engage in certain financial services-related transactions, including deposit services, debt financing services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, we will deposit cash with certain subsidiaries of Ping An Insurance (including Ping An Bank which is a licensed bank), including cash generated from our daily business operations and cash generated from our financing activities. In return, the relevant subsidiaries of Ping An Insurance will pay deposit interests to us. We will also provide debt financing to certain subsidiaries of Ping An Insurance, and receive income in return. We will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. We will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, we will engage in interbank deposit services and interbank placements services with certain subsidiaries of Ping An Insurance.

The initial term of the Financial Services Framework Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Financial Services Framework Agreement may be renewed upon mutual consent of both parties.

Reasons for the transaction

Given that certain subsidiaries and associates of Ping An Insurance have built reputable and long-established financial service, insurance and banking businesses in the PRC, it would be most cost-efficient for us to leverage their core business strength by engaging them for the financial services under the Financial Services Framework Agreement. Furthermore, as they have been providing various financial services to us during the Track Record Period, they have developed a deep understanding of our capital structure, business operations, funding needs and cash flow patterns, which enables them to provide us with expedient and efficient services. Taking into account our previous experience with the relevant subsidiaries and associates of Ping An Insurance under the existing financial services arrangements, the relevant subsidiaries and associates of Ping An Insurance are well-positioned in providing us with quality financial services to satisfy our financial needs.

Pricing policies

Deposit services

Interest rates for the bank deposits placed by us with certain subsidiaries of Ping An Insurance will not be lower than: (i) the interest rate published by the PBOC for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which we shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to us.

Debt financing services

Return rates for the debt financing provided to certain subsidiaries of Ping An Insurance by us will not be less favorable to us than: (i) the interest rate for loans of a similar type for the same period imposed by us on Independent Third Parties; or (ii) the interest rate imposed on certain subsidiaries of Ping An Insurance by Independent Third Parties for loans of a similar type for the same period.

Wealth management services

The determination and calculation method of the investment income rates in respect of the investment products and services to be purchased from the relevant subsidiaries of Ping An Insurance will be the same as those offered by them to other purchasers of such investment products and services (including their respective Independent Third Party purchasers), which we shall obtain and compare with by conducting public inquiries through the market. We will also seek offers for comparable investment products and services from independent banks or financial institutions for comparison to ensure the applicable investment income rates offered by such subsidiaries of Ping An Insurance would be comparable to, or no less favorable to us than the average investment income rates offered by independent banks or financial institutions for comparable investment products and services.

Derivative products services

The terms of the derivative products offered by certain subsidiaries of Ping An Insurance will be the same as those offered by it to other purchasers of such derivative products (including its Independent Third Party purchasers). We will also conduct comparisons with market data to ensure that the terms offered by certain subsidiaries of Ping An Insurance are fair and reasonable.

Interbank services

Interest rates for the interbank deposits and placements shall be no less favorable to us than: (i) the interest rate published by the PBOC for similar interbank services for the same period (if applicable); or (ii) the interest rate imposed or payable by us for similar interbank services with independent commercial banks for the same period.

Historical amounts

In respect of the deposit service provided by certain subsidiaries of Ping An Insurance to us, the maximum daily balance of the principal amount of deposits placed by us with them was RMB15.3 billion, RMB6.3 billion and RMB10.3 billion, and the interest income from them was RMB102.4 million, RMB216.3 million and RMB201.5 million, for each of the years ended December 31, 2020, 2021 and 2022, respectively.

In respect of the debt financing provided to certain subsidiaries of Ping An Insurance by us, the maximum daily balance of outstanding principal amount of debt financing provided to certain subsidiaries of Ping An Insurance by us was RMB13.1 billion, RMB7.94 billion and RMB4.6 billion, and the income to be received by us from certain subsidiaries of Ping An Insurance for debt financing was RMB256.7 million, RMB505.2 million and RMB142.8 million, for each of the years ended December 31, 2020, 2021 and 2022, respectively.

In respect of the wealth management services provided by the relevant subsidiaries of Ping An Insurance to us, the maximum daily balance of wealth management products purchased by us was RMB29.2 billion, RMB28.6 billion and RMB23.6 billion, and the investment income received by us from the relevant subsidiaries of Ping An Insurance was RMB734.2 million, RMB1,364.7 million and RMB612.9 million, for each of the years ended December 31, 2020, 2021 and 2022, respectively.

In respect of the derivative products provided by certain subsidiaries of Ping An Insurance, net gain/ (loss) on derivatives was RMB(547.6 million), RMB560.2 million and RMB529.7 million, for each of the years ended December 31, 2020, 2021 and 2022, respectively. We recorded both derivative financial assets and derivative financial liabilities during the Track Record Period. Derivative financial assets were nil, RMB38.4 million and RMB447.4 million as of December 31, 2020, 2021 and 2022, respectively. Derivative financial liabilities were RMB547.6 million, RMB25.8 million and nil as of December 31, 2020, 2021 and 2022, respectively. The maximum outstanding notional amount in respect of derivative products purchased by us with them was RMB18.1 billion, RMB17.1 billion and RMB17.8 billion, for each of the years ended December 31, 2020, 2021 and 2022, respectively.

In respect of the interbank services provided by certain subsidiaries of Ping An Insurance, the maximum daily balance of interbank deposits placed by us with them was RMB5.01 billion, RMB3.4 billion and RMB7.9 billion, and the interest income received by us from them was RMB45.3 million, RMB30.9 million and RMB79.6 million, for each of the years ended December 31, 2020, 2021 and 2022, respectively. During the Track Record Period, there was no interbank placement from any subsidiaries of Ping An Insurance with us.

Annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of different financial services that we received from, or provided to, the relevant subsidiaries of Ping An Insurance under the Financial Services Framework Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
	(RMB in millions)
Deposit Services
Maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance	11,000.0	15,000.0	12,000.0
Interest income to be received by us from the relevant subsidiaries of Ping An Insurance	165.0	225.0	180.0
Debt Financing Services
Maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance	4,600.0	4,000.0	3,000.0
Income to be received by us from the relevant subsidiaries of Ping An Insurance for debt financing	281.0	244.0	183.0
Wealth Management Services
Maximum daily balance of total of investment products and services to be purchased by us from the relevant subsidiaries of Ping An Insurance	24,000.0	27,000.0	29,000.0
Investment income to be received by us from the relevant subsidiaries of Ping An Insurance	1,176.0	1,316.0	1,506.0
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance	22,000.0	18,000.0	18,000.0
Interbank Services
Maximum daily balance of interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance	10,000.0	15,000.0	15,000.0
Interest income to be received by us from the relevant subsidiaries of Ping An Insurance for the interbank deposits	66.3	102.7	130.6
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with us	1,500.0	2,500.0	3,500.0
Interest to be paid by us on the interbank placements to the relevant subsidiaries of Ping An Insurance	67.5	112.5	157.5

Basis of caps

In respect of the proposed annual caps for the different financial services under the Financial Services Framework Agreement, we in general take into account, among other things, our treasury and investment policies, our future working capital and liquidity needs, and our anticipated foreign exchange and interest rate risk exposure and hedging needs. In respect of our treasury and investment policies, we expect to continue to manage our investment allocation prudently to ensure that we have investments readily convertible into cash from time to time in the event that there is a need for liquidity and seek low-risk investment assets, including bank deposits, wealth management products, and fixed income products. We also aim to continue to maintain sufficient cash at bank and marketable securities to ensure that we can meet our liquidity needs from time to time. In respect of our anticipated foreign exchange and interest rate risk exposure and hedging needs, we expect that we will be exposed to foreign currency risk arising from movements in the USD/RMB exchange rate and we will continue to manage such risk by purchasing foreign exchange and interest rate products (such as, spot-forward USD/RMB currency swaps).

Deposit services—maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance

The proposed annual caps of the maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance have been estimated based on the following factors:

(i)	the historical amounts under the existing deposit service arrangements during the Track Record Period; and

(ii)	the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and demand for deposit services in the future.

Deposit services—interest income to be received by us from the relevant subsidiaries of Ping An Insurance

The proposed annual caps for the interest income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market interest rates on our expected outstanding deposit amount.

Debt financing services—maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance

The above proposed annual caps for the maximum daily balance of outstanding principal amount of debt financing provided by us to certain subsidiaries of Ping An Insurance are determined with reference to the historical amounts under the existing debt financing arrangements with certain subsidiaries of Ping An Insurance during the Track Record Period and the current and expected future amount of our available funds, taking into account our future treasury and investment policies under which we expect to continue to prudently manage our investment allocation to ensure that we have investments readily convertible into cash from time to time and seek low-risk investment assets, working capital and liquidity needs, as well as our provision of debt financing to certain subsidiaries of Ping An Insurance to generate income.

Debt financing services—income to be received by us from the relevant subsidiaries of Ping An Insurance for debt financing

The above proposed annual caps for the income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market return rate applicable to debt financing. Our decisions on the provision of such debt financing are based on risk and return analysis under our treasury and investment policies under which we expect to continue to prudently manage our investment allocation to ensure that we have investments readily convertible into cash from time to time and seek low-risk investment assets.

Wealth management services—maximum daily balance of total of investment products and services to be purchased by us from certain subsidiaries of Ping An Insurance

The above proposed annual caps for the maximum daily balance of total of investment products and services to be purchased by us from the relevant subsidiaries of Ping An Insurance are determined with reference to the historical amounts under the existing wealth management services arrangements and the current and future expected amount of available funds of the Company, taking into account our future financial policy under which we expect to continue to prudently manage our investment allocation to ensure that we have investments readily convertible into cash from time to time and seek low-risk investment assets, working capital and liquidity needs, as well as our investment in wealth management products to generate investment income.

Wealth management services—investment income to be received by us from the relevant subsidiaries of Ping An Insurance

The above proposed annual caps for the investment income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market return rate applicable to wealth management services provided by them. Our decisions on the investment products of the relevant subsidiaries of Ping An Insurance are based on risk and return analysis under our treasury and investment policies under which we expect to continue to prudently manage our investment allocation to ensure that we have investments readily convertible into cash from time to time and seek low-risk investment assets, as well as an analysis of suitable and comparable products available in the market.

Derivative products services—maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance

The above proposed annual caps for the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance are determined based on the historical transaction amounts under the existing derivative products purchase arrangements, and our anticipated foreign exchange and interest rate risk exposure and hedging needs with regard to the expected volume of our business transactions.

Interbank services—maximum daily balance of the interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance

The proposed annual caps of the maximum daily balance of the interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance have been estimated based on the following factors:

(i)	the historical amounts under the existing interbank deposit service arrangements during the Track Record Period; and

(ii)	the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and demand for interbank deposit services in the future.

Interbank services—interest income to be received by us from the relevant subsidiaries of Ping An Insurance for the interbank deposits

The proposed annual caps for the interest income to be received by us from the relevant subsidiaries of Ping An Insurance are determined based on the expected prevailing market interest rates on our expected outstanding interbank deposit amount.

Interbank services—maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with us

The above proposed annual caps for the maximum daily balance of the interbank placements by certain subsidiaries of Ping An Insurance with us are determined with reference to the current and expected future interbank placements arrangements.

Interbank services—Interest to be paid by us to the relevant subsidiaries of Ping An Insurance

The above proposed annual caps for the interbank placement interest to be paid by us to the relevant subsidiaries of Ping An Insurance are determined based on the expected interbank placement amount to be utilized by us taking into account our expected cash flow requirements and the expected prevailing market interest rates.

Listing Rules implications

As the highest applicable percentage ratio of the transactions under the Financial Services Framework Agreement for each of the three years ending December 31, 2025 calculated for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions under the Listing Rules subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules, and the independent shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

6.	2023 Services Purchasing Agreement

Principal terms

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a services purchasing agreement with Ping An Insurance on December 30, 2022 (the “2023 Services Purchasing Agreement”), pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, and human resources consulting services. The term of the 2023 Services Purchasing Agreement commenced on December 30, 2022 and will end on December 31, 2023. The estimated service fees payable by us to Ping An Insurance under the 2023 Services Purchasing Agreement amount to RMB39.16 million, subject to the actual services provided. Such service fees will be payable by us to Ping An Insurance on a quarterly basis.

Reasons for the transaction

Since our establishment, we have been purchasing a variety of services from Ping An Insurance to satisfy our business and operational needs. Owing to the complementary and mutually beneficial business relationship, Ping An Insurance has acquired a comprehensive understanding of our business and operational requirements and established a solid foundation for mutual trust to foster our continuing cooperation. Based on our previous purchasing experience with Ping An Insurance, Ping An Insurance is capable of satisfying our business needs efficiently and reliably with a stable supply of high quality services and products, and entering into the 2023 Services Purchasing Agreement would minimize disruption to our operation without incurring unnecessary costs. In addition, it would be more cost-effective for the Company to outsource procedural and commoditized work to Ping An Insurance, instead of maintaining its own headcounts for processing such work.

Pricing policies

The service fees payable under the 2023 Services Purchasing Agreement is determined on a cost-plus basis, representing estimated costs plus a mark-up rate of approximately 5%.

Historical amounts

The historical transaction amounts paid by Ping An Puhui Enterprises Management to Ping An Insurance in respect of the above purchase of services for each of the years ended December 31, 2020, 2021 and 2022 were RMB45.0 million, RMB42.7 million and RMB31.0 million, respectively.

Annual cap and basis of cap

The annual cap of the service fees payable by us under the 2023 Services Purchasing Agreement for the year ending December 31, 2023 will be RMB39.2 million. The annual cap is determined based on the historical transaction amounts under the existing services and products purchasing arrangements between Ping An Puhui Enterprises Management and Ping An Insurance during the Track Record Period and our expected demand for their products and services taking into account the expected development and growth in our business and operational scale.

Listing Rules implications

In respect of the transactions under the 2023 Services Purchasing Agreement when aggregated with the transactions under the Services and Products Purchasing Agreement as detailed below, as the highest applicable percentage ratio for the year ending December 31, 2023 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

7. Ping An Consumer Finance Collaboration Agreement

Principal terms

We entered into a collaboration agreement with Ping An Consumer Finance on April 10, 2023 (the “Ping An Consumer Finance Collaboration Agreement”), pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being us, and we will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including (i) labor outsourcing services, (ii) credit information consulting services, (iii) technology services, (iv) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the “General Services”), and (v) guarantee services. For the shareholder deposit services, we will deposit cash into our accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from our daily business operations and cash generated from our financing activities. In return, Ping An Consumer Finance will pay deposit interests to us. For the General Services, Ping An Consumer Finance will pay service fees to us in respect of the provision of such services. For the guarantee service, our financing guarantee subsidiary will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to our financing guarantee subsidiary. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Ping An Consumer Finance Collaboration Agreement.

The initial term of the Ping An Consumer Finance Collaboration Agreement will commence on the Listing Date and end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Ping An Consumer Finance Collaboration Agreement may be renewed upon mutual consent by the parties.

Reasons for the transaction

Being a member of the Group, Ping An Consumer Finance possesses a more comprehensive understanding of our demand for shareholder deposit services and has a faster communication channel with us compared with other Independent Third Party service providers. Likewise, we possess a more comprehensive understanding of Ping An Consumer Finance’s business and operational requirements and well understand its sophisticated standards on the General Services and guarantee services required in its daily operation. Furthermore, the business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. As such, we believe that entering into the Ping An Consumer Finance Collaboration Agreement with Ping An Consumer Finance would be most cost-effective to the Group and would also facilitate mutually beneficial cooperations between both parties.

Pricing policies

Shareholder deposit services

Interest rates for the shareholder deposits placed by us with Ping An Consumer Finance will not be lower than: (i) the interest rate published by the PBOC for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which we shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to us.

General Services and guarantee services

For each type of our services, the service fees to be paid to us will be determined on the basis of a reasonable transfer pricing method after arm’s length negotiations between the relevant parties taking into consideration various commercial factors such as the nature of the services, the frequency for us to provide such services/products, the transaction amount. When there is no market comparable to or available market quotation for services we offer to Ping An Consumer Finance, our service fees will be determined on a cost-plus basis with a reasonable profit margin. When there is a market comparable to services we offer to Ping An Consumer Finance, our service fees shall be within the range of the prevailing market rates applicable to such services. We will also ensure that the terms of supplying services to Ping An Consumer Finance are fair and reasonable.

Historical amounts

In respect of the shareholder deposit services provided by Ping An Consumer Finance to us, the maximum daily balance of the principal amount of deposits placed by us with them was nil, RMB3.0 billion and RMB9.5 billion, and the interest income from Ping An Consumer Finance was nil, RMB34.3 million and RMB215.9 million, for each of the years ended December 31, 2020, 2021 and 2022, respectively.

In respect of the General Services provided by us to Ping An Consumer Finance, the transaction amount paid by Ping An Consumer Finance to us was RMB131.0 million, RMB187.7 million and RMB512.2 million for each of the years ended December 31, 2020, 2021 and 2022, respectively.

In respect of the guarantee services provided by us for Ping An Consumer Finance, the monthly average balance of the principal amount guaranteed by us for the clients of Ping An Consumer Finance as of December 31, 2020, 2021 and 2022 was RMB357.0 million, RMB1,937.0 million and RMB5,831.8 million, respectively, and the guarantee service fees received by us from them for each of the years ended December 31, 2020, 2021 and 2022 was RMB7.7 million, RMB53.6 million and RMB270.4 million, respectively.

Annual caps

The following table sets forth the proposed annual caps for the maximum transaction amounts/balance of the shareholder deposit services that we will receive from, and different services that we will provide for Ping An Consumer Finance under the Ping An Consumer Finance Collaboration Agreement:

	Proposed Annual Cap for the Year Ending December 31,
	2023	2024	2025
		(RMB in millions)
Shareholder Deposit Services
Maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance	9,500.0	9,500.0	9,500.0
Interest income to be received by us from Ping An Consumer Finance	332.5	332.5	332.5
General Services
Fees to be paid by Ping An Consumer Finance to us	774.4	956.0	1,176.8
Guarantee Services
Maximum monthly average balance of principal amount to be guaranteed by us for the clients of Ping An Consumer Finance	8,245.0	11,160.0	14,968.0
Guarantee service fees to be received by us from Ping An Consumer Finance	424.5	559.4	749.3

Basis of caps

Shareholder deposit services—maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance

The proposed annual caps of the maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance have been estimated based on the following factors:

(i)	the historical amounts under the existing shareholder deposit service arrangements during the Track Record Period; and

(ii)	the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and demand for shareholder deposit services in the future.

Shareholder deposit services—interest income to be received by us from Ping An Consumer Finance

The proposed annual caps for the interest income to be received by us from Ping An Consumer Finance are determined based on the expected prevailing market interest rates on our expected outstanding deposit amount.

General Services—fees to be paid by Ping An Consumer Finance to us

The proposed annual caps have been estimated based on the following factors:

(i)

the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between us and Ping An Consumer Finance during the Track Record Period; and

(ii)

the expected demand for the General Services from Ping An Consumer Finance taking into account the expected development and growth in the business and operational scale which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services—maximum monthly average balance of principal amount to be guaranteed by us for the clients of Ping An Consumer Finance

The above proposed annual caps for the maximum monthly average balance of principal amount guaranteed by us for the clients of Ping An Consumer Finance are determined based on the historical transaction amounts under the existing guarantee service arrangements, and the expected increase in Ping An Consumer Finance’s demand for our guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services—guarantee service fees to be received by us from Ping An Consumer Finance

The above proposed annual caps for the guarantee service fees to be received by us from Ping An Consumer Finance are determined based on the historical transaction amounts under the existing guarantee service arrangements, and the expected increase in Ping An Consumer Finance’s demand for our guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

Listing Rules implications

In respect of the transactions under the Ping An Consumer Finance Collaboration Agreement when aggregated with the same types of transactions under (i) the Provision of Services and Products Framework Agreement, and (ii) the Financial Services Framework Agreement, as the highest applicable percentage ratio for the year ending December 31, 2023 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

8. Contractual Arrangements

Background

As disclosed in the section headed “Contractual Arrangements” in this listing document, due to regulatory restrictions on foreign ownership in the PRC, we conduct certain businesses through the Consolidated Affiliated Entities in the PRC. We do not hold any equity interests in the Consolidated Affiliated Entities. The Contractual Arrangements among the VIEs, the WFOE Entities and their Registered Shareholders, including Ping An Financial Technology, enable us to (i) receive substantially all of the economic benefits from the Consolidated Affiliated Entities in consideration for the services provided by the WFOEs to the VIEs; (ii) exercise effective control over the Consolidated Affiliated Entities through the VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests and/or assets in the VIEs when and to the extent permitted by PRC laws. See the section headed “Contractual Arrangements” for further details.

Listing Rules Implications

The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company under the Listing Rules upon Listing as Ping An Financial Technology is one of the Controlling Shareholders and is therefore a connected person of the Group.

The Directors (including the independent non-executive Directors) are of the view that (i) the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business; and (ii) such transactions have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by the Consolidated Affiliated Entities and any member of the Group technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, the Directors consider that, given that the Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to the Company if such transactions are subject to strict compliance with the requirements under Chapter 14A of the Listing Rules, including, among others, the announcement, circular and independent shareholders’ approval requirements.

WAIVER APPLICATIONS FOR NON-EXEMPT AND PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS

Non-Exempt and Partially Exempt Continuing Connected Transactions

In respect of the Property Leasing Framework Agreement, since the highest applicable percentage ratios calculated for the purpose of Chapter 14A of the Listing Rules for the three years ending December 31, 2025 are expected to be exceed 0.1% but less than 5% on an annual basis. Accordingly, the transactions contemplated thereunder are subject to the announcement, annual review and reporting requirements under Chapter 14A of the Listing Rules.

In respect of the Provision of Services and Products Framework Agreement, the Services and Products Purchasing Framework Agreement, the Financial Services Framework Agreement, the 2023 Services Purchasing Agreement (when aggregated with the relevant transactions under the Services and Products Purchasing Framework Agreement), and the Ping An Consumer Finance Collaboration Agreement (when aggregated with the relevant transactions under (i) the Provision of Services and Products Framework Agreement, and (ii) the Financial Services Framework Agreement), since the highest applicable percentage ratios calculated for the purpose of Chapter 14A of the Listing Rules for the three years ending December 31, 2025 are expected to be exceed 5% on an annual basis. Accordingly, the transactions contemplated thereunder are subject to the announcement, circular, independent Shareholders’ approval, annual review and reporting requirements under Chapter 14A of the Listing Rules.

We have applied to the Stock Exchange for, and the Stock Exchange has granted a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement, circular and independent Shareholders’ approval requirements (in case applicable) under the Listing Rules in respect of these transactions, provided that the total amount of transactions for each of the three years ending December 31, 2025 will not exceed the relevant proposed annual caps as set out above. The independent non-executive Directors and auditors of the Company will review whether the transactions under the above continuing connected transactions have been entered into pursuant to the principal terms and pricing policies under the relevant agreements as disclosed in this section. The confirmation from our independent non-executive Directors and our auditors will be disclosed annually according to the requirements of the Listing Rules.

Contractual Arrangements

In relation to the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Shares are listed on the Stock Exchange subject, however, to the following conditions:

(a) No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements will be made without the approval of our independent non-executive Directors.

(b) No change without independent Shareholders’ approval

Save as described in paragraph (d) below, no change to the agreements governing the Contractual Arrangements will be made without the approval of the independent Shareholders. Once the approval of the independent Shareholders has been obtained for any change, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (e) below) will however continue to be applicable.

(c) Economic benefits and flexibility

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests and/or assets in the Consolidated Affiliated Entities for a nominal price or the lowest price as permitted under applicable PRC laws, (ii) the business structure under which the net profit generated by the Consolidated Affiliated Entities is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOEs by the Consolidated Affiliated Entities under the Exclusive Business Cooperation Agreements, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the Consolidated Affiliated Entities.

(d) Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of the Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of the Group.

The directors, chief executives or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however be treated as connected persons of the Company and transactions between these connected persons and the Group (other than those under similar contractual arrangements) shall comply with Chapter 14A of the Listing Rules.

This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.

(e) Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•	The Contractual Arrangements in place during each financial period will be disclosed in the Company’s annual report in accordance with the relevant provisions of the Listing Rules.

•

Our independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the relevant financial period under paragraph (d) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

•

The Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

•

For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as our subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their respective associates will be treated as connected persons of the Company (excluding for this purpose, the Consolidated Affiliated Entities), and transactions between these connected persons and the Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

•

The Consolidated Affiliated Entities will undertake that, for so long as our Shares are listed on the Stock Exchange, the Consolidated Affiliated Entities will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable as of the Latest Practicable Date on the continuing connected transactions referred to in this section, we will take immediate steps to ensure compliance with such new requirements within a reasonable time.

DIRECTORS’ CONFIRMATION

The Directors (including independent non-executive Directors) are of the view that (i) the non-exempt and partially exempt continuing connected transactions set out above have been and will be entered into in the ordinary and usual course of business of the Company on normal commercial terms or terms better to us, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the proposed annual caps for these transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

JOINT SPONSORS’ CONFIRMATION

The Joint Sponsors are of the view that (i) the non-exempt and partially-exempt continuing connected transactions have been and will be entered into in the Company’s ordinary and usual course of business on normal commercial terms or terms better to the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the proposed annual caps for these transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated and supplemental information concerning substantial shareholders in the Listing Document.

So far as our Directors are aware as of the Latest Practicable Date, immediately following the completion of the Listing (assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing), the following persons will been deemed or taken to have interests and/or short positions (as applicable) in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the issued voting rights of the Company or any other member of the Group:

Substantial shareholders of the Company

Name of substantial shareholders	Capacity / Nature of Interest	Number of Shares	Approximate percentage of shareholding in the issued and outstanding Shares following the completion of the Listing
Ping An Insurance(1)(3)	Interest in controlled corporations	474,905,000	41.4%
Tun Kung Company Limited(2)(3)	Beneficial interest	320,329,680	27.9%

Notes:

(1)

Represents 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 285,000,000 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings.

We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of the Latest Practicable Date, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes has been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which were not redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. Taking into account the dividend announced on March 13, 2023, the Ping An Convertible Promissory Notes can be converted into an aggregate of 74,402,132 ordinary shares, representing approximately 6.5% of the total issued and outstanding Shares as of the Latest Practicable Date. For further details of Ping An Convertible Promissory Notes, see “History and Corporate Structure—Major Shareholding Changes of the Company and Our Principal Subsidiaries—Shareholding changes of the Company—Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology.”

(2)

Represents 275,203,430 Shares held by Tun Kung Company Limited, a BVI company, plus, as of March 30, 2023, (i) 33,626,250 Shares which are ordinary shares converted to 67,252,500 ADSs and recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung Company Limited with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and December 2022, and (ii) 11,500,000 Shares which are ordinary shares converted to 23,000,000 ADSs and recorded in and represented by a collateral account held in the name of Tun Kung Company Limited with Morgan Stanley & Co. International plc pursuant to certain variable prepaid share forward arrangements between Tun Kung Company Limited and Morgan Stanley & Co. International plc between April and June 2022. As of December 9, 2022, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 47.2% and 52.8% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited’s shares. Each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Lanbang Investment Company Limited’s shares. Therefore, Tongjun Investment Company Limited, Lanbang Investment Company Limited, Mr. Wenwei DOU, Ms. Wenjun WANG, Mr. Xuelian YANG and Mr. Jingkui SHI are deemed to be interested in the Shares held by Tun Kung Company Limited.

(3)

Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui SHI and Mr. Xuelian YANG, has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang Investment Company Limited (“Lanbang Offshore Call Options”). Lanbang Investment Company Limited held 52.8% of the shares of Tun Kung Company Limited, which in turn beneficially owned 28.3% of our Shares. Lanbang Investment Company Limited has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung Company Limited (“Tun Kung Offshore Call Options”, together with Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options. See note (2) to the subsection headed “History and Corporate Structure—Our Corporate Structure” for details.

Substantial shareholders of other members of the Group

Member of the Group	Name of substantial shareholders	Nature of interest	Approximate% held by the substantial shareholder
Shenzhen Lufax Enterprise Management	Xinjiang Tongjun Equity Investment Limited Partnership	Beneficial interest	29.55%
	Shanghai Lanbang Investment Limited Liability Company	Beneficial interest	18.29%
Shanghai Xiongguo	Xinjiang Tongjun Equity Investment Limited Partnership	Beneficial interest	29.55%
	Shanghai Lanbang Investment Limited Liability Company	Beneficial interest	18.29%
Ping An Consumer Finance	Ping An Insurance	Beneficial interest	30%
Puhui Lixin(1)	Shanghai OneConnect Financial Technology Co., Ltd.	Beneficial interest	40%

Note:

(1)

On November 24, 2022, Ping An Puhui Enterprises Management entered into an equity transfer agreement with Shanghai OneConnect Financial Technology Co., Ltd. which is a consolidated affiliated entity of OneConnect, in relation to Ping An Puhui Enterprises Management’s purchase of 40% equity interest in Puhui Lixin. OneConnect’s shareholders have approved the above transfer at its extraordinary general meeting on April 4, 2023. The above transfer is expected to be completed in April 2023.

Save as disclosed under this subsection, our Directors are not aware of any other person who will, immediately following the completion of the Listing (assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing), have any interest and/or short positions in the Shares or underlying Shares which would fall to be disclosed to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the issued voting shares of the Company or any other member of the Group. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of the Company or any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning directors and senior management in the Listing Document.

DIRECTORS

Upon Listing, the Board will consist of nine Directors, comprising two executive Directors, three non-executive Directors and four independent non-executive Directors. The following table provides certain information about the Directors:

Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and responsibilities
Mr. Yong Suk CHO (趙容奭)	52	Executive Director, Chairman of the Board and Chief Executive Officer	October 2007	March 2016	Presiding over the Board, giving strategic advice and formulating development plans of the Group, and responsible for the Group’s day-to-day management

Mr. Gregory Dean GIBB (計葵生)	56	Executive Director and Co-Chief Executive Officer	September 2011	December 2014	Responsible for the Group’s wealth management business and finance, treasury internet technology and investor relations functions

Mr. Guangheng JI (冀光恒)	54	Non-executive Director	April 2020	November 2022	Responsible for providing professional opinion and judgment to the Board

Ms. Xin FU (付欣)	43	Non-executive Director	November 2022	November 2022	Responsible for providing professional opinion and judgment to the Board

Name	Age	Position	Date of joining the Group	Date of appointment as a Director	Roles and responsibilities
Mr. Yuqiang HUANG (黃玉強)	41	Non-executive Director	December 2022	December 2022	Responsible for providing professional opinion and judgment to the Board

Mr. Rusheng YANG (楊如生)	55	Independent non-executive Director(1)	July 2020	July 2020	Responsible for providing independent opinion and judgment to the Board

Mr. Weidong LI (李偉東)	54	Independent non-executive Director(1)	April 2018	April 2018	Responsible for providing independent opinion and judgment to the Board

Mr. Xudong ZHANG (張旭東)	57	Independent non-executive Director(1)	April 2018	April 2018	Responsible for providing independent opinion and judgment to the Board

Mr. David Xianglin LI (李祥林)	59	Independent non-executive Director(1)	January 2021	January 2021	Responsible for providing independent opinion and judgment to the Board

Note:

(1)

Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI are independent directors under applicable U.S. regulations and are also independent non-executive directors for the purpose of the Listing Rules. We have determined that Mr. Rusheng YANG qualifies as an “audit committee financial expert” under the applicable U.S. regulations and has the appropriate professional accounting or financial management experience.

Executive Directors

Mr. Yong Suk CHO (趙容奭), aged 52, has been the chairman of our board and chief executive officer of the Company since August 2022, and he served as co-chief executive officer of the Company from January 2021 to August 2022 and has been a director of the Company since March 2016. He has been re-designated as an executive Director with effect from the Listing Date. He has also been a director of Ping An Puhui since December 2017. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to October 2007. Mr. Cho subsequently joined Ping An Group where he held a number of management positions, including deputy general manager of the business & strategy development division of the credit guarantee insurance business department, assistant to the general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Mr. Gregory Dean GIBB (計葵生), aged 56, has been the co-chief executive officer of the Company since January 2021 and a director of the Company since December 2014, and he served as our chief executive officer from March 2016 to January 2021. He has been re-designated as an executive Director with effect from the Listing Date. He has also been the legal representative of Shanghai Lufax since September 2011. Mr. Gibb has over 20 years of experience serving multinational and domestic companies in the finance and investment industry. Mr. Gibb served various positions at McKinsey & Company from January 1992 to September 2006, including as its director and the chief operating officer of Taishin Financial Holding Co., Ltd, a company listed on the Taiwan Stock Exchange (stock code: 2887), from September 2006 to May 2011. After that, Mr. Gibb joined Ping An Insurance and served as the chief innovation officer from May 2011 to April 2013. Mr. Gibb obtained his bachelor of arts degree from Middlebury College in May 1989.

Non-executive Directors

Mr. Guangheng JI (冀光恒), aged 54, has been a director of the Company since November 2022. He has been re-designated as an non-executive Director with effect from the Listing Date. Currently, he has been serving as senior vice president of Ping An Group since March 2022. Mr. Ji served as the chairman of the board of directors of the Company from January 2021 to August 2022 and the co-chairman of the board of directors of the Company from April 2020 to January 2021. Mr. Ji has years of experience in the finance industry. Mr. Ji served as the vice president of Shanghai Pudong Development Bank Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600000), from April 2009 to October 2015, the chairman of the board of Shanghai Rural Commercial Bank Co., Ltd., a company subsequently listed on the Shanghai Stock Exchange (stock code: 601825), and vice chairman of the board and co-president of Shenzhen Baoneng Investment Group Limited from March 2019 to March 2020. Mr. Ji obtained his bachelor’s degree in economic geography, master’s degree in human geography and Ph.D. degree in regional economics from Peking University in July 1991, July 1994 and July 2009, respectively.

Ms. Xin FU (付欣), aged 43, has been a director of the Company since November 2022. She has been re-designated as an non-executive Director with effect from the Listing Date. Currently, she has been serving as the chief operating officer of Ping An Group since March 2022 and director of the strategic development center of Ping An Group since March 2020. She joined Ping An Group in October 2017 as general manager of its planning department, and served as deputy chief financial officer of Ping An Group between March 2020 and March 2022. Prior to joining Ping An Group, Ms. Fu worked in Roland Berger Enterprise Management (Shanghai) Co., Ltd from August 2015 to October 2017, where she had years of experience in planning and implementing finance and fintech related projects. Ms. Fu has also been serving as a non-executive director of OneConnect Financial Technology Co., Ltd., a company listed on the NYSE (stock code: OCFT) and on the Hong Kong Stock Exchange (stock code: 6638), since November 2022. Ms. Fu obtained a master’s degree in business administration from Shanghai Jiao Tong University in June 2012.

Mr. Yuqiang HUANG (黃玉強), aged 41, has been a director of the Company since December 2022. He has been re-designated as an non-executive Director with effect from the Listing Date. Currently, he has been serving as a non-executive director of Ping An Leasing International Co., Ltd. since December 2022, a non-executive director of Ping An Real Estate Co., Ltd. since December 2022, and the general manager of audit and supervision department of Ping An Group since March 2023. Mr. Huang has over 18 years of experience in risk management of the financial industry. Mr. Huang held various positions at Shenzhen Development Bank (now merged with and renamed as Ping An Bank) from July 2004 to May 2021, including as manager of the economic capital and portfolio management office of the risk management department of the head office from April 2015 to December 2016, manager of the credit risk management office of the risk management department of the head office from December 2016 to September 2018, and deputy general manager and subsequently general manager of the asset monitoring department of the head office from September 2018 to May 2021. Mr. Huang obtained a bachelor’s degree in business management from Nanjing University in June 2004.

Independent Non-executive Directors

Mr. Rusheng YANG (楊如生), aged 55, has been an independent director of the Company since July 2020 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Yang currently is a partner at Jonten Certified Public Accountants and has also been an independent director of Ping An Bank, a company listed on the Shenzhen Stock Exchange (stock code: 000001), since February 2017, and an independent non-executive director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as the senior manager at Shenzhen Yongming CPA Co., Ltd. from October 1994 to December 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from January 2001 to December 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from January 2005 to July 2007, managing partner at Wanlong Asia CPA Co., Ltd. from August 2007 to September 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from October 2009 to September 2013, and partner at Rui Hua Certified Public Accountants from October 2013 to December 2019. Mr. Yang has been a partner at Zhongtianyun Certified Public Accountants (Special General Partnership) since January 2020. Mr. Yang obtained his master’s degree in accounting from Jinan University in June 1993. Mr. Yang is a certified public accountant since January 1995 and is currently a certified tax agent in the PRC.

Mr. Weidong LI (李偉東), aged 54, has been an independent director of the Company since April 2018 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li has been an independent director of Shenzhen Yan Tian Port Holdings Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000088), since June 2022, an independent non-executive director of Ocean Line Port Development Limited, a company listed on the Hong Kong Stock Exchange (stock code: 8502), since June 2018, an independent non-executive director of China Traditional Chinese Medicine Holdings Co. Limited, a company listed on the Hong Kong Stock Exchange (stock code: 00570), since February 2019, and Mr. Li had also been an independent director of Ping An Securities Co., Ltd. from September 2016 to November 2022, an independent director of AVIC Sanxin Co., Ltd. (currently known as Hainan Development Holdings Nanhai Co., Ltd.), a company listed on the Shenzhen Stock Exchange (stock code: 002163), from June 2018 to June 2020, an independent director of Shenzhen MYS Environmental Protection & Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002303), from September 2013 to November 2019, and an independent director of Netac Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300042), from February 2014 to February 2017, respectively. Mr. Li has extensive experience in corporate legal affairs. Mr. Li was a lawyer at Jiangsu Jingwei Law Firm (later known as Jiangsu Gaode Law Firm) from February 1994 to March 1997. Mr. Li obtained his bachelor’s degrees in mineral ore geochemistry and economic law from Nanjing University in July 1990 and July 1992, respectively. He obtained his Ph.D. degree in law from the City University of Hong Kong in November 2004. Mr. Li is currently a qualified lawyer in the PRC and a registered foreign lawyer with the Law Society of Hong Kong.

Mr. Xudong ZHANG (張旭東), aged 57, has been an independent director of the Company since April 2018 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Zhang also served as an independent director of Ping An Securities Co., Ltd. from January 2017 to November 2022 and is an independent director of Chifeng Jilong Gold Mining Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600988) since January 2022. Mr. Zhang is currently the chairman of Huakong Tsingjiao Information Science (Beijing) Co., Ltd. Mr. Zhang has extensive experiences in the financial services industry. Mr. Zhang served as a private placement service analyst in New England Financial from October 1990 to June 1994, a vice president in BankBoston, N.A. from July 1994 to September 1996, and a managing director of corporate finance department in Koch Industries, Inc. from September 1996 to July 1998. Mr. Zhang subsequently served as the managing director and head of China structured sales in global markets division of Deutsche Bank AG, Hong Kong Branch from March 2007 to August 2009, and the managing director of the fixed income, currency & commodities divisions of Goldman Sachs (Asia) L.L.C. from September 2009 to December 2012. He was the chairman of Sapinda Asia Pacific Holdings Limited from July 2014 to September 2016. Mr. Zhang obtained his master’s degree in community economic development from Southern New Hampshire University (formerly known as New Hampshire College) in September 1990.

Mr. David Xianglin LI (李祥林), aged 59, has been an independent director of the Company since January 2021 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li is currently a clinical professor and co-director (academic) of the master of finance program at the Shanghai Advanced Institute of Finance, and an vice president of Chinese Academy of Financial Research at Shanghai Jiao Tong University and deputy director of the China Academy of Financial Research. Mr. Li has extensive experience in the finance industry and is a recognized leader in credit derivatives research and risk management. Prior to his current position, Mr. Li served as the investment vice president in risk management at Prudential Financial from March 2016 to June 2017, and managing director and the head of risk management group at China International Capital Corporation Ltd. from June 2008 to February 2012. Mr. Li also has extensive research experiences in various financial institutions, including Citigroup, Canadian Imperial Bank of Commerce, AXA Financial, RiskMetrics Group and Barclays Capital. Mr. Li obtained his bachelor’s degree in mathematics from Yangzhou Normal College (consolidated into and currently known as Yangzhou University) in July 1983, master’s degree in monetary banking from Nankai University in June 1987, MBA degree from Laval University in May 1991, and Ph.D. degree in statistics from the University of Waterloo in October 1995.

Save as disclosed herein, none of the Directors held any directorship in public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years immediately preceding the date of this listing document, and none of the Directors and members of senior management are related to other Directors or members of senior management.

From September 25, 2015 to June 29, 2016, Mr. Xudong ZHANG was an independent non-executive director of Up Energy Development Group Limited (“Up Energy”), a limited company incorporated Bermuda and formerly listed on the Stock Exchange (former Stock Code: 307). Up Energy together with its subsidiaries is principally engaged in the mining of coking coal, production and sales of raw coking coal, clean coking coal, and coking and chemicals products in the PRC. A winding up petition was filed against Up Energy in Hong Kong in March 2016 for the repayment of debt. Up Energy was subsequently delisted from the Stock Exchange on January 5, 2022, and based on its public announcements available on the Stock Exchange’s website, its winding up hearings in Bermuda and Hong Kong remained adjourned prior to such delisting. Mr. Zhang has confirmed that (i) he was not involved in the day-to-day management of Up Energy, (ii) there was no wrongful act on his part leading to the winding up proceedings of Up Energy, and (iii) he is not aware of any actual or potential claim that has been or would be made against him as a result of such winding up proceedings. Save as disclosed herein, to the best knowledge, information and belief of the Directors having made all reasonable inquiries, there was no other matters with respect to the appointment of the Directors that need to be brought to the attention of the Shareholders and there was no information relating to the Directors that is required to be disclosed pursuant to Rule 13.51(2) (a) to (v) of the Listing Rules.

SENIOR MANAGEMENT

Our senior management is responsible for the day-to-day management of our business. The following table provides information about members of our senior management:

Name	Age	Position	Date of joining the Group	Date of appointment for current senior management position	Roles and responsibilities
Mr. Yong Suk CHO (趙容奭)	52	Executive Director, Chairman of the Board and Chief Executive Officer	October 2007	August 2022	Presiding over the Board, giving strategic advice and formulating development plans of the Group, and responsible for the Group’s day-to-day management

Mr. Gregory Dean GIBB (計葵生)	56	Executive Director and Co-Chief Executive Officer	September 2011	January 2021	Responsible for the Group’s wealth management business and finance, treasury internet technology and investor relations functions

Mr. Dongqi CHEN (陳東起)	54	General Manager	July 2013	August 2022	Responsible for the Group’s sales functions

Ms. Youn Jeong LIM (林允禎)	52	Chief Risk Officer	May 2008	August 2022	Responsible for risk management of the Group

Mr. David Siu Kam CHOY (徐兆感)	48	Chief Financial Officer	October 2018	August 2022	Overseeing corporate finance and accounting matters and financial reporting of the Group

Mr. Jinliang MAO (毛進亮)	56	Chief Technology Officer	May 2016	November 2017	Responsible for the development of software and technology of the Group

Mr. Yong Suk CHO (趙容奭), is our executive Director, chairman of the Board and chief executive officer. See “Directors” in this section for his biographical details.

Mr. Gregory Dean GIBB (計葵生) is our executive Director and co-chief executive officer. See “Directors” in this section for his biographical details.

Mr. Dongqi CHEN (陳東起), aged 54, has been the general manager of the Company since August 2022. He currently also serves as chairman of Ping An Consumer Finance Co., Ltd. Mr. Chen has over 25 years of experience in sales management and the financial industry. Prior to his current positions, Mr. Chen has served as general manager of Ping An Puhui from June 2020 to August 2022, executive deputy general manager of Ping An Puhui from February 2017 to June 2020, deputy general manager of Ping An Puhui from June 2016 to February 2017, and assistant to the general manager of Ping An Puhui from July 2015 to May 2016. Mr. Chen has served as assistant to the general manager of Ping An Insurance Agency Co., Ltd. from November 2014 to June 2015 and held a number of positions in Ping An Property & Casualty Insurance Company of China Ltd. from September 1996 to October 2014, including as assistant to general manager of the Credit Guarantee Insurance Business Unit from July 2013 to October 2014. Mr. Chen received his bachelor’s degree in insurance from Nankai University in July 1991.

Ms. Youn Jeong LIM (林允禎), aged 52, has been the chief risk officer of the Company since August 2022. She served as vice president of Ping An Puhui from March 2017 to August 2022, and was also the chief risk officer of Ping An Puhui, where she was responsible for the comprehensive risk management of retail lending business of the Company. Ms. Lim has led the transformation of Ping An Puhui’s risk management system from a traditional model into a technology-supported, data-driven online model. Prior to joining Ping An Puhui in May 2008, Ms. Lim has served as the head of consumer finance risk management department of Standard Chartered Bank in Korea from July 2006 to April 2008 and the head of credit card business planning department of Citibank in Korea from April 1999 to September 2005. Ms. Lim received her master’s degree in arts from Ohio State University in June 1996.

Mr. David Siu Kam CHOY (徐兆感), aged 48, has been the chief financial officer of the Company since August 2022. He has also been the chief financial officer of Ping An Puhui since October 2018. Mr. Choy served in various positions at KPMG Hong Kong and Ernst & Young Beijing, Guangzhou and Hong Kong from July 1997 to September 2005, and served as the general manager of the finance department of Shenzhen Development Bank Company Limited (now known as Ping An Bank) from October 2005 to December 2006. Mr. Choy subsequently joined Ping An Insurance where he served as the deputy general manager of group finance department from March 2007 to January 2009, deputy general manager of group planning department from January 2009 to March 2014, and deputy general manager and general manager of group treasury department from March 2014 to September 2018. Representing Ping An Insurance during his service at the group, Mr. Choy also served in various directorship roles within the Ping An Group, namely, chairman of Ping An Overseas Holdings, director of each of Shenzhen Ping An Fintech Company, Ping An of China Asset Management (Hong Kong) Company Limited, Ping An Real Estate Co., Ltd. and Ping An Yiqianbao E-commerce Company Limited. Mr. Choy obtained his bachelor’s degree in finance from The Hong Kong University of Science and Technology in November 1997 and his master’s degree in corporate governance and directorship from the Hong Kong Baptist University in November 2015. He also completed the senior executives program in corporate governance at Stanford University in March 2017. He is currently a member of the Hong Kong Institute of Certified Public Accountants.

Mr. Jinliang MAO (毛進亮), aged 56, has been the chief technology officer of the Company since December 2017. He has also been the general manager of Lufax (Shenzhen) Technology since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor’s degree in engineering from National University of Defense Technology in July 1988 and master’s degree in engineering from National University of Defense Technology in June 1991.

Save as disclosed herein, none of the senior management of the Company held any directorship in public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years immediately preceding the date of the Listing Document.

COMPANY SECRETARY

Ms. Sharon Wing Han LEUNG (梁穎嫻) has been appointed as our company secretary. Ms. Leung possesses more than 15 years of experience in the company secretary profession. She is familiar with the Listing Rules, the Companies Ordinance as well as compliance work for offshore companies. Ms. Leung is currently a director of Corporate Services of Tricor Services Limited and has been providing corporate secretarial and compliance services to a portfolio of clients including multinational corporations and private companies.

Ms. Leung is a Chartered Secretary, a Chartered Governance Professional and a fellow member of both The Hong Kong Chartered Governance Institute (formerly known as “The Hong Kong Institute of Chartered Secretaries”) and The Chartered Governance Institute in the United Kingdom. She is also a member of the Hong Kong Institute of Certified Public Accountants.

Ms. Leung obtained a bachelor’s degree in business administration and a master’s degree in laws.

CORPORATE GOVERNANCE

Audit Committee

Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraphs C.3.3 and C.3.7 of the Corporate Governance Code. The charter of our audit committee complies with the rules of the NYSE and the rules of the SEC. The primary duties of the Company’s audit committee are to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. The audit committee comprises three independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. Yang, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

Nomination and Remuneration Committee

Our nomination and remuneration committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules. The charter of our nomination and remuneration committee complies with the rules of the NYSE. The primary duties of the nomination and remuneration committee are to (i) in respect of its nomination functions, develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and (ii) in respect of its remuneration functions, review and make recommendations to the Board of Directors with respect to director compensation, evaluate the performance of our executive officers and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the nomination and compensation of our executive officers. The compensation committee comprises three independent non-executive Directors, namely Mr. Weidong LI, Mr. Xudong ZHANG and Mr. Rusheng YANG. Mr. Li is the chairman of the committee.

Corporate Governance Code

We aim to achieve high standards of corporate governance, which are crucial to our development and safeguard the interests of the Shareholders. In order to accomplish this, save as disclosed under this subsection, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the Listing.

Pursuant to code provision C.2.1 of the Corporate Governance Code set out in Appendix 14 of the Listing Rules, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. Mr. Yong Suk CHO has assumed the roles of chairman of the Board and chief executive officer of the Company, which will constitute a deviation from code provision C.2.1 of the Corporate Governance Code set out in Appendix 14 of the Listing Rules. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. Taking into account that Mr. Gregory Dean GIBB currently acts as the co-chief executive officer of the Company, the Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Management Presence

According to Rule 8.12 of the Listing Rules, we must have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.

Since the principal business operations of the Group are conducted in mainland China, members of our senior management are, and are expected to continue to be, based in mainland China. Further, as our executive Directors have a vital role in the Group’s operations, it is crucial for them to remain in close proximity to the Group’s central management located in mainland China. The Company does not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. We have applied for, and the Stock Exchange has granted, a waiver from compliance with Rule 8.12 of the Listing Rules. For further details, see “Waivers—Management Presence in Hong Kong.”

Board Diversity

The Board will adopt a board diversity policy (the “Board Diversity Policy”) prior to the Listing in order to enhance the effectiveness of the Board and to maintain high standard of corporate governance. The Board Diversity Policy sets out the criteria for selecting candidates to the Board, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. The ultimate decision will be based on merit and the contribution that the selected candidates will make to the Board.

The nominating and corporate governance committee is responsible for reviewing the diversity of the Board. After Listing, our nomination and remuneration committee will monitor and evaluate the implementation of the Board Diversity Policy from time to time to ensure its continued effectiveness. Our nomination and remuneration committee will also include in successive annual reports a summary of the Board Diversity Policy, including any measurable objectives set for implementing the Board Diversity Policy and the progress on achieving these objectives.

The Company aims to maintain an appropriate balance of skills, experience and diversity of perspectives on the Board that are relevant to the Company’s business growth. The Company is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered. Our nomination and remuneration committee will discuss periodically and, where appropriate, agree on measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption. Upon Listing, the Board will have one female Director. We target to maintain at least one female Director in the Board in the future. We will ensure there is gender diversity when recruiting staff for middle to senior level so that we will have a pipeline of female senior management and potential successors to our Board in near future and engage more resources in training female staff who have long and relevant experience in our business, with the aim of promoting them to the senior management or directorship of our Group, noting that we currently already have one female director and one female senior management member.

DIRECTORS’ REMUNERATION

The Directors and senior management receive remuneration, including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses.

The aggregate amount of remuneration (including directors’ fees, salaries and bonuses, social security and housing fund, and other benefits) for the Directors for the years ended December 31, 2020, 2021 and 2022 was RMB47.6 million, RMB42.9 million and RMB22.4 million, respectively.

The aggregate amount of remuneration (including wages, salaries and bonuses, other social security costs, housing benefits and other employee benefits, and pension costs—defined contribution plans, and excluding share-based payment) for the five highest paid individuals who are not the Directors for the years ended December 31, 2020, 2021 and 2022 was RMB6.1 million, RMB14.5 million and RMB13.0 million, respectively.

Save as disclosed under this subsection and Appendix I to the Listing Document, no other payments have been paid or are payable by the Company to the Directors in respect of the years ended December 31, 2020, 2021 and 2022. No remuneration was paid to the Directors or the five highest paid individuals as an inducement to join, or upon joining, the Group. No compensation was paid to, or receivable by, the Directors or past directors for the Track Record Period for the loss of office as director of any member of the Group or of any other office in connection with the management of the affairs of any member of the Group. None of the Directors waived any emoluments during the same period.

See paragraphs headed “Statutory and General Information—D. Share Incentive Plans” in Appendix IV to the Listing Document for details regarding the incentive plans for the Directors and senior management.

COMPLIANCE ADVISER

We have appointed Somerley Capital Limited as our compliance adviser (the “Compliance Adviser”) pursuant to Rule 3A.19 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rule 3A.23 of the Listing Rules, the Compliance Adviser will advise the Company in certain circumstances including:

(a)	before the publication of any regulatory announcement, circular, or financial report;

(b)	where a transaction which might be a notifiable or connected transaction is contemplated, including share issues and share repurchases; and

(c)

where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules.

The term of appointment of the Compliance Adviser shall commence on the Listing Date and end on the date on which the Company distributes to Shareholders the annual report of our financial results for the first full financial year commencing after the Listing Date. The appointment may be subject to extension by mutual agreement.

COMPETITION

Each of the Directors confirms that, as of the Latest Practicable Date, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business and requires disclosure under Rule 8.10 of the Listing Rules.

GLOSSARY OF TECHNICAL TERMS

This glossary contains definitions of certain terms used in this document in connection with us and our business.

“active borrowers”	borrowers that have a current outstanding balance with the Company as of the period end

“AI”	artificial intelligence

“APR” or “annualized percent rate”	the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of (a) interest, (b) insurance premiums or guarantee fees and (c) retail credit enablement service fees

“customer complaint rate”	Number of customer complaints passed to us by our regulatory authorities during that year, divided by the sum of number of active monthly accounts

“cumulative borrowers”	the cumulative number of borrowers who had submitted their loan application request and successfully made drawdowns since our inception

“DPD 30+ delinquency rate”	the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans

“DPD 90+ delinquency rate”	the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans

“KYB”	know-your-business

“KYC”	know-your-customers

“KYP”	know-your-products

“MOB” or “months on book”	the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month

“outstanding balance of loans”	the total principal amount outstanding at the end of the given period for loans we enabled

“percentage of non-performing loans more than 60 days overdue”	the outstanding balance of loans for which any payment is 61 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of loans

“SBOs”	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations

“SMBs”	small and micro businesses, typically with fewer than 50 employees and less than RMB30 million of annual income

“volume of new loans”	the principal amount of new loans we enabled during the given period

SHARE INCENTIVE PLANS

The following section sets forth updated and supplemental information concerning our share incentive plans in the Listing Document.

SHARE INCENTIVE PLANS

Summary

We adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it most recently on July 21, 2021. In addition, we adopted the 2015 Share Incentive Plan in August 2015 and amended and restated it most recently on July 21, 2021. We further adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it most recently in July 2021. In anticipation of the Listing, the Board has approved to conditionally (i) amend and restate the 2014 Share Incentive Plan to comply with Chapter 17 of the Listing Rules and add the scheme limit of the 2015 Share Incentive Plan to the 2014 Share Incentive Plan, (ii) terminate the 2015 Share Incentive Plan, and (iii) amend and restate the 2019 Performance Share Unit Plan. Such amendment and termination will take effect upon the approval by the Shareholders at the EGM. Upon the approval by the Shareholders at the EGM, the 2015 Share Incentive Plan will be terminated and all outstanding options granted under the 2015 Share Incentive Plan will be substituted by the options to be granted under the 2014 Share Incentive Plan before Listing. The terms of the options (including but not limited to the number of shares underlying the options, the exercise prices, the performance targets and the vesting schedules) so granted will be the same as the terms of the outstanding options previously granted to the relevant grantees under the 2015 Share Incentive Plan. As the terms of the amended 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan are in compliance with the requirements under Chapter 17 of the Listing Rules, upon the approval by the Shareholders at the EGM, the Company may continue to grant options or share performance units under such plans after Listing.

In respect of the Share Incentive Plans, we have applied for, the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 17.02(1)(b) of the Listing Rules and paragraph 27 of Appendix 1A to the Listing Rules in connection with the disclosure of certain details relating to the options and performance share units and certain grantees in the Listing Document. See the section headed “Waivers—Waiver in relation to the Share Incentive Plans” for more information.

We have also applied for, the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 17.03(E) of the Listing Rules, so that we may, after the Listing, continue to grant options exercisable into ADSs with exercise prices based on the market price of the ADSs as traded on the NYSE under the 2014 Share Incentive Plan.

2014 Share Incentive Plan

The principal terms of the 2014 Share Incentive Plan, as conditionally amended and restated, are as described below.

(a) Purpose

The purposes of the 2014 Share Incentive Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

(b) Eligible Participants

The Company’s Directors, officers, employees, service providers (the “Service Provider Participants”) or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the “Related Entities”), as determined by our Board from time to time, are eligible to participate in the 2014 Share Incentive Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants’ eligibility to participate in the 2014 Share Incentive Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

The eligibility of Service Provider Participants to participate in the 2014 Share Incentive Plan is consistent with the purpose of the 2014 Share Incentive Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

(c) Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2014 Share Incentive Plan is 30,644,803 ordinary Shares. The total number of Shares which may be issued upon the exercise or vesting of all options and performance share units that may be granted pursuant to the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing less than 10% of the total number of issued and outstanding Shares as of the date of the EGM.

The total number of Shares which may be issued pursuant to options to be granted to the Service Provider Participants under the 2014 Share Incentive Plan is 12,000,000 Shares, being 1.0% of the total number of issued and outstanding Shares immediately upon the Listing (assuming there is no change in the issued and outstanding Shares between the Latest Practicable Date and the Listing Date).

Given the amendment and the termination of the 2014 Share Incentive Plan and the 2015 Share Incentive Plan, the Board has approved that the maximum aggregate number of Shares which may be issued upon the exercise of options under the amended 2014 Share Incentive Plan shall be deducted by the number of Shares issued upon the exercise of the options granted under the 2015 Share Incentive Plan up to the effective date of the termination of the 2015 Share Incentive Plan.

(d) Maximum Entitlement of a Grantee

Upon the Listing, unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all options and/or awards granted and to be granted under the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

(e) Plan Administration

The 2014 Share Incentive Plan shall be administrated by the Board. The Board shall determine the participants to receive options, the number of options to be granted, the time and number of options to be vested, the number of vested options to be exercised, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the “Plan Administrator”) to administer the 2014 Share Incentive Plan.

(f) Vesting Schedule and Performance Target

Unless otherwise approved by the Board, the options granted shall become vested over a period of four years, and the maximum number of options to be vested in each year shall be 25% of the total options granted in each batch. The first vesting date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The vesting of options is subject to the achievement of performance targets. In determining the number of options to be vested in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities and (ii) the individual performance of such grantee in the most recent appraisal and the ranking of performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

(g) Validity of Options

Any share option granted under the 2014 Share Incentive Plan shall remain valid for ten years from the date of grant (the “Option Validity Period”). Options shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2014 Share Incentive Plan, all vested options may be exercised by the grantee from an initial date of exercise to the end of the Option Validity Period. The Board shall determine the specific initial date of exercise, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

(h) Exercise Price

The Board shall determine the exercise price for each option in accordance with the terms of the 2014 Share Incentive Plan. In any event, the exercise price shall not be lower than the higher of (i) the fair market value of the Share on the date of grant and (ii) the par value of the Share.

Upon the Listing, the exercise price shall also not be lower than the higher of the following: (i) where the options granted are exercisable into the ADSs and the exercise price is determined in U.S. dollars, (a) the closing price of the ADSs as stated in the NYSE’s daily quotations sheet on the grant date, which should be a business day of the NYSE, or (b) the average closing price of the ADSs as stated in the NYSE’s daily quotation sheets for the five business days immediately preceding the grant date; or (ii) where the options granted are exercisable into the Shares and the exercise price is determined in Hong Kong dollars, (a) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the grant date which should be a business day of the Stock Exchange, or (b) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date.

(i) Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon exercise of the option, such grantee shall not be entitled to any shareholders’ rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the option under the 2014 Share Incentive Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon exercise of the option.

(j) Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the options in any other way during the Option Validity Period.

(k) Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Upon the Listing, any grant of options to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2014 Share Incentive Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, upon the Listing, where any grant of options or awards to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

(l) Awards

Each grant of options shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2014 Share Incentive Plan and the relevant grant letter shall set forth the terms for each award.

(m) Term of the 2014 Share Incentive Plan

The 2014 Share Incentive Plan has a term of ten years.

(n) Clawback

Unless otherwise specified by the plan, in the event of any participant’s termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant’s termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the options which are granted to such participant and vested shall be exercised with ninety (90) exercisable days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any participant’s misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the options (whether vested or not) held by the grantee shall be canceled without any compensation; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

(o) Lapse of Options

An option issued under the 2014 Share Incentive Plan shall lapse automatically after the expiration of the Option Validity Period.

(p) Amendment and Termination

Unless otherwise provided by the 2014 Share Incentive Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2014 Share Incentive Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders’ approval is required for any change to be made to (i) the material terms of the 2014 Share Incentive Plan, (ii) the terms of the 2014 Share Incentive Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2014 Share Incentive Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding options granted under the 2014 Share Incentive Plan may continue to be vested and/or exercised pursuant to the terms of the grant.

(q) Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of options and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditors that such adjustment complies with the terms and conditions of the 2014 Share Incentive Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

(r) Inside Information

Upon the Listing, we will not grant any options in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No options will be granted by our Company during any period of delay in publishing a results announcement.

2019 Performance Share Unit Plan

The principal terms of the 2019 Performance Share Unit Plan, as conditionally amended and restated, are as described below.

(a) Purpose

The purposes of the 2019 Performance Share Unit Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

(b) Eligible Participants

The Company’s Directors, officers, employees, service providers (the “Service Provider Participants”) or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the “Related Entities”), as determined by our Board from time to time, are eligible to participate in the 2019 Performance Share Unit Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants’ eligibility to participate in the 2019 Performance Share Unit Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

The eligibility of Service Provider Participants to participate in the 2019 Performance Share Unit Plan is consistent with the purpose of the 2019 Performance Share Unit Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

(c) Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2019 Performance Share Unit Plan is 15,000,000 ordinary Shares.

The total number of Shares which may be issued upon the vesting or exercise of all performance share units and options that may be granted pursuant to the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing less than 10% of the total number of issued and outstanding Shares as of the date of the EGM.

The total number of Shares which may be issued pursuant to awards to be granted to the Service Provider Participants under the 2019 Performance Share Unit Plan is 3,000,000 Shares, being 0.3% of the total number of issued and outstanding Shares immediately upon the Listing (assuming there is no change in the issue and outstanding Shares between the Latest Practicable Date and the Listing Date).

(d) Maximum Entitlement of a Grantee

Upon the Listing, unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all awards and options granted and to be granted under the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

(e) Plan Administration

The 2019 Performance Share Unit Plan shall be administrated by the Board. The Board shall determine the participants to receive performance share units, the number of performance share units to be granted, the time and number of performance share units to be unlocked, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the “Plan Administrator”) to administer the 2019 Performance Share Unit Plan.

(f) Unlocking Schedule and Performance Target

Unless otherwise approved by the Board, the performance share units granted shall become unlocked over a period of four years, and the maximum number of performance share units to be unlocked in each year shall be 25% of the total performance share units granted in each batch. The first unlocking date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The unlocking of the performance share units is subject to performance targets. In determining the number of performance share units to be unlocked in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities, (ii) the share price and (iii) the individual performance of such grantee in the most recent appraisal and the ranking of the performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

(g) Validity of Performance Share Units

Any performance share units granted under the 2019 Performance Share Unit Plan shall remain valid for ten years from the date of grant (the “PSU Validity Period”). Performance share units shall lapse automatically (to the extent not already vested or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2019 Performance Share Unit Plan, all unlocked performance share units may be purchased by the grantee from an initial date of vesting to the end of the PSU Validity Period. The Board shall determine the specific initial date of vesting, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

(h) Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon vesting of the performance share unit, such grantee shall not be entitled to any shareholders’ rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the performance share units under the 2019 Performance Share Unit Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon vesting of the performance share units.

(i) Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the performance share units in any other way during the PSU Validity Period.

(j) Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Upon the Listing, any grant of performance share units to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2019 Performance Share Unit Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, upon the Listing, where any grant of performance share units or options to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Furthermore, upon the Listing, where any grant of performance share units or options to our Director (excluding independent non-executive Director) or chief executive, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

(k) Awards

Each grant of performance share units shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2019 Performance Share Unit Plan and the relevant grant letter shall set forth the terms for each award.

(l) Term of the 2019 Performance Share Unit Plan

The 2019 Performance Share Unit Plan has a term of ten years.

(m) Clawback

Unless otherwise specified by the plan, in the event of any participant’s termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the performance share units which are granted to such participant but not yet vested, regardless of whether such options have been unlocked or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant’s termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the performance share unites which are granted to such participant and unlocked shall be vested with ninety (90) vesting days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any participant’s misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the performance share units which are granted to such participant but not yet vested, regardless of whether such performance share units have been unlocked or not; and (ii) if the performance share units granted have been vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the performance share units (whether unlocked or not) held by the grantee shall be canceled without any compensation; and (ii) if the performance share units granted have vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

(n) Lapse of Performance Share Units

An performance share unit issued under the 2019 Performance Share Unit Plan shall lapse automatically after the expiration of the PSU Validity Period.

(o) Amendment and Termination

Unless otherwise provided by the 2019 Performance Share Unit Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2019 Performance Share Unit Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders’ approval is required for any change to be made to (i) the material terms of the 2019 Performance Share Unit Plan, (ii) the terms of the 2019 Performance Share Unit Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2019 Performance Share Units Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding performance share units granted under the 2019 Performance Share Unit Plan may continue to be unlocked and/or vested pursuant to the terms of the grant.

(p) Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of performance share units and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditors that such adjustment complies with the terms and conditions of the 2019 Performance Share Unit Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

(q) Inside Information

Upon the Listing, we will not grant any performance share units in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No performance share units will be granted by our Company during any period of delay in publishing a results announcement.

Outstanding Options and Unvested Performance Share Units under Share Incentive Plans

As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan amounted to 14,226,039 Shares, representing approximately 1.24% of the issued and outstanding Shares immediately following the completion of the Listing (assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing). As of the Latest Practicable Date, the outstanding options were held by 364 grantees. The exercise price of the options granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan is ranging from RMB8 per share to RMB118 per share. Assuming full vesting and exercise of all outstanding options granted under the 2014 Share Incentive Plan and the 2015 Share Incentive Plan, the issued and outstanding shareholding of the Shareholders immediately following completion of the Listing will be diluted by approximately 1.24%. The dilution effect on our earnings per Share would be approximately 1.22%.

As of the Latest Practicable Date, the number of underlying Shares pursuant to the unvested performance share units granted under the 2019 Performance Share Unit Plan amounted to 2,271,573 Shares, representing approximately 0.2% of the issued and outstanding Shares immediately following the completion of the Listing (assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing). As of the Latest Practicable Date, the outstanding performance share units were held by 370 grantees under the 2019 Performance Share Unit Plan. The purchase price of the performance share units granted under the 2019 Performance Share Unit Plan is nil per Share.

Assuming 16,497,612 Shares will be issued upon the full vesting and exercise or unlocking and vesting (as applicable) of all outstanding options and performance share units granted under the Share Incentive Plans, the shareholding of the Shareholders immediately following completion of the Listing will be diluted by approximately 1.44%. The dilution effect on our earnings per Share would be approximately 1.42%.

The following table summarizes, as of the Latest Practicable Date, the number of Shares underlying outstanding options that we granted to our Directors and senior management pursuant to the Share Incentive Plans.

Name of grantee	Position	Exercise price for options (per Share in RMB)	Date of grant	Date of expiration	Vesting period	Shares underlying the outstanding options granted	Approximate percentage of issued and outstanding Shares immediately after completion of Listing (2)
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer	98.06 – 118.0	April 8, 2016 and December 29, 2017	April 8, 2026 and December 29, 2027	4 years	500,000	0.04%
Gregory Dean GIBB (計葵生)	Executive Director and Co- Chief Executive Officer	8.0 – 98.06	December 22, 2014 to April 1, 2017	December 22, 2024 to April 1, 2027	4 years	557,209.5	0.05%
Dongqi CHEN (陳東起)	General Manager	98.06	August 1, 2016	August 1, 2026	4 years	300,000	0.03%
Youn Jeong LIM (林允禎)	Chief Risk Officer	98.06	August 1, 2016	August 1, 2026	4 years	300,000	0.03%
Jinliang MAO (毛進亮)	Chief Technology Officer	50.0 – 118.00	August 14, 2015 to December 29, 2017	August 14, 2025 to December 29, 2027	4 years	427,266	0.04%

Total:						2,084,475.5	0.19%

Notes:

(1)	No consideration is required to be paid for the grant of options.
(2)	Assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing Date.

The following table summarizes, as of the Latest Practicable Date, the number of Shares underlying outstanding performance share units that we granted to our Directors and senior management pursuant to the Share Incentive Plans.

Name of grantee	Position	Date of grant	Date of expiration	Unlocking period	Shares underlying the unvested performance share units granted	Approximate percentage of issued and outstanding Shares immediately after completion of Listing (2)
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer	November 1, 2020	November 1, 2030	4 years	27,150	0.002%
Gregory Dean GIBB (計葵生)	Executive Director and Co-Chief Executive Officer	November 1, 2020	November 1, 2030	4 years	54,017	0.005%
Guangheng JI (冀光恒)	Non-executive Director	April 1, 2020 and November 1, 2020	April 1, 2030 and November 1, 2030	4 years	428,975	0.04%
Dongqi CHEN (陳東起)	General Manager	November 1, 2020	November 1, 2030	4 years	28,692	0.003%
Youn Jeong LIM (林允禎)	Chief Risk Officer	November 1, 2020	November 1, 2030	4 years	29,100	0.003%
David Siu Kam CHOY (徐兆感)	Chief Financial Officer	June 3, 2020 and November 1, 2020	June 3, 2030 and November 1, 2030	4 years	42,975	0.004%
Jinliang MAO (毛進亮)	Chief Technology Officer	November 1, 2020	November 1, 2030	4 years	11,639	0.001%

Total:					622,548	0.05%

Notes:

(1)	No consideration is required to be paid for the grant of performance share units.
(2)	Assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing Date.

As of the Latest Practicable Date, our employees (who are not Directors or members of senior management of the Company) and consultants as a group held options and performance share units to purchase 13,790,588.5 Shares, with exercise prices ranging from RMB8 per Share to RMB118 per Share for outstanding options. The tables below show the details of the outstanding options and unvested performance share units granted to other grantees (who are not Directors or members of the senior management of the Company) under the Share Incentive Plans:

Name of grantee	Exercise price for options (per Share in RMB)	Date of grant	Date of expiration	Vesting period	Shares underlying the outstanding options granted	Approximate percentage of issued and outstanding Shares immediately after completion of Listing (2)
Other Employees(3)	8.00 – 118.00	August 16, 2014 to November 27, 2018	August 16, 2024 to November 27, 2028	1 year to 4 years	9,971,710.5	0.9%
Consultants	8.00 – 118.00	December 22, 2014 to March 19, 2018	December 22, 2024 to March 19, 2028	4 years	2,169,853	0.2%

Total:					12,141,563.5	1.1%

Name of grantee	Date of grant	Date of expiration	Unlocking period	Shares underlying the unvested performance share units granted	Approximate percentage of issued and outstanding Shares immediately after completion of Listing (2)
Other Employees (3)	May 1, 2020 to October 1, 2021	May 1, 2030 to October 1, 2031	4 years	1,295,378	0.1%
Consultants	May 1, 2020 to September 1, 2021	May 1, 2030 to September 1, 2031	4 years	353,647	0.03%

Total:				1,649,025	0.14%

Notes:

(1)	No consideration is required to be paid for the grant of options and the grant of performance share units.
(2)	Assuming no changes to our issued and outstanding share capital between the Latest Practicable Date and the Listing Date.
(3)	Only employees of the Group who are not Directors or members of senior management of the Company are included.